As filed with the Securities and Exchange Commission on April 7, 2008

Registration No. 333-148215

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INTREPID POTASH, INC.

(Exact name of registrant as specified in its charter)

Delaware	1400	26-1501877
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

700 17th Street, Suite 1700

Denver, CO 80202

(303) 296-3006

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Robert P. Jornayvaz III

Chairman of the Board and Chief Executive Officer

Intrepid Potash, Inc.

700 17th Street, Suite 1700

Denver, CO 80202

(303) 296-3006

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

W. Dean Salter Mashenka Lundberg Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000	G. Michael O’Leary Meredith S. Mouer Andrews Kurth LLP 600 Travis, Suite 4200 Houston, TX 77002 (713) 220-4200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, par value $0.001 per share	27,600,000	$26.00	$717,600,000	$28,202(4)

(1)	Estimated pursuant to Rule 457(a).
(2)	Including shares of common stock which the underwriters have an option to purchase.
(3)	Anticipated to be between $24.00 and $26.00 per share.
(4)	Includes $3,070 previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 7, 2008

24,000,000 Shares

Intrepid Potash, Inc.

Common Stock

This is an initial public offering of shares of common stock of Intrepid Potash, Inc. The company is a corporation recently formed by Intrepid Mining LLC. All of the 24,000,000 shares of common stock are being sold by the company.

To the extent that the underwriters sell more than 24,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 3,600,000 shares from Intrepid Potash, Inc. at the initial public offering price less the underwriting discount. We intend to use the net proceeds we receive from any shares sold pursuant to the underwriters’ option to purchase additional shares to pay a dividend to the current members of Intrepid Mining LLC.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $24.00 and $26.00. Intrepid Potash, Inc. has applied to list the common stock on the New York Stock Exchange under the symbol “IPI”.

See “ Risk Factors” on page 15 to read about factors you should consider before buying shares of the common stock.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Intrepid Potash, Inc.
Per Share	$	$	$
Total	$	$	$

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2008.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co.	Merrill Lynch & Co.	Morgan Stanley

RBC Capital Markets	BMO Capital Markets

Prospectus dated                , 2008

Prospectus

Through and including                 , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

We own, or claim ownership rights to, a variety of trade names, service marks and trademarks for use in our business, including Intrepid Potash, Intrepid Potash (stylized logo) appearing on the cover page of this prospectus, in the U.S. and, where appropriate, in foreign countries. This prospectus also includes product names and other trade names and service marks owned by us and other companies. The trade names and service marks of other companies are the property of those other companies.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. Although we believe these third-party sources are reliable, you should not place undue reliance on this information.

Actual production, revenue and expenditures with respect to our reserves will likely vary from estimates, and these variations may be material. As a result, you should not place undue reliance on the muriate of potash and langbeinite reserve data included in this prospectus.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained in other parts of this prospectus. The summary is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the matters discussed under “Risk Factors” and the financial statements and related notes included in this prospectus, before deciding to invest in our common stock. We include a glossary of some of the terms used in this prospectus as Appendix A.

References in this prospectus to “Intrepid Potash”, “our”, “we” or “us” are to Intrepid Potash, Inc. and its consolidated subsidiaries and include Intrepid Mining LLC unless the context otherwise requires. References to “Intrepid Mining” are to Intrepid Mining LLC. References to Intrepid Moab, Intrepid New Mexico and Intrepid Wendover are to Intrepid Potash–Moab, LLC, Intrepid Potash–New Mexico, LLC and Intrepid Potash–Wendover, LLC, respectively, our principal operating subsidiaries. References to “tons” in this prospectus refer to short tons. One short ton equals 2,000 pounds. References to “the current members of Intrepid Mining” or “the original stockholders” are to Harvey Operating and Production Company, Intrepid Production Corporation, and Potash Acquisition, LLC, who, as of the date of this prospectus, collectively own 100% of the membership interests of Intrepid Mining. Unless otherwise indicated, references to “potash” in this prospectus refer to muriate of potash.

Intrepid Potash, Inc.

Overview

We are the largest producer of muriate of potash (MOP, or potassium chloride) in the U.S. and are dedicated to the production and marketing of potash and langbeinite (sulfate of potash magnesia), another mineral containing potassium. Potassium is one of the three primary nutrients essential to plant formation and growth. Since 2004, we have supplied, on average, 1.5% of world potash consumption and 8.5% of U.S. consumption annually, and we have supplied a considerably higher proportion of the potash consumed in the southwestern and western U.S., our core markets. We are one of two exporting producers in the world of langbeinite, a low-chloride fertilizer that is better suited than MOP for chloride-sensitive crops. We also produce salt, magnesium chloride and metal recovery salts from our potash mining processes. We own five active potash production facilities—three in New Mexico and two in Utah—and we have the nameplate capacity to produce 1,200,000 tons of potash and 250,000 tons of langbeinite annually. In 2007, we sold approximately 893,000 tons of potash and approximately 158,300 tons of langbeinite, an increase of 22% and 66%, respectively, over 2006. Our preliminary estimate of production for the first quarter of 2008 is 224,000 tons of potash and 56,000 tons of langbeinite as compared to 218,000 tons and 45,000 tons, respectively, in the first quarter of 2007.

We own two development assets in New Mexico—the HB Mine, which is an idled potash mine that we are in the process of reopening as a solution mine, and the North Mine. Based on our five-year operating plan, we expect that expansion opportunities at our operating facilities and the HB Mine will increase production by an aggregate of over 370,000 tons of potash and langbeinite annually.

Our principal assets include:

•

Two conventional, underground potash mines in Carlsbad, New Mexico—the West Mine and the East Mine—and the North Facility compaction plant. The West Mine has the nameplate capacity to produce 510,000 tons of potash annually. Potash from our West Mine is processed at our North Facility compaction plant. The East Mine produces two products, with the nameplate capacity to produce 390,000 tons of potash and 250,000 tons of langbeinite annually. The East Mine mill is a dual potash and langbeinite facility that uses a first-of-its-kind milling process.

•

Two potash facilities in Utah—the Moab Mine and the Wendover Facility. The Moab Mine uses solution mining methods to extract potash and has the nameplate capacity to produce 180,000 tons of potash annually. The Wendover Facility collects potash from natural brines and has the nameplate capacity to produce 120,000 tons of potash annually. Both of these facilities use low-cost solar evaporation to recover potash.

•

Two development assets in Carlsbad, New Mexico—the HB Mine and the North Mine. The HB Mine is an idled potash mine that we are in the process of reopening as a solution mine. We expect to commence Phase I of the project in 2008, with production beginning in 2009. We believe Phase I, which consists of the flooding of 4,400 of the 21,600 total acres of the mine, has the potential to ultimately add up to 150,000 to 200,000 tons of additional low-cost potash production annually by 2011. The North Mine is another idled underground potash mine that we may choose to reopen in the future and that already has in place mine shafts and much of the transportation and utility infrastructure required for operation.

In 2007, we generated net sales of $192.4 million, EBITDA of $48.5 million and net income of $29.7 million at an average net potash sales price during the period of $194 per ton. We define net sales as gross sales less freight costs, which, in effect, results in all sales being stated net of delivery costs (FOB the mines). The long term trend of increasing potash prices has accelerated recently. For example, our posted price for red granular potash in Carlsbad, New Mexico has increased 132% from $217 per ton on September 30, 2007 to $503 per ton as of April 1, 2008. Actual prices realized in the market vary due to the timing and receipt of orders, among other factors.

During 2007, we sold approximately 96% of our potash and langbeinite volumes in North America, with the remainder being sold outside North America on our behalf by Potash Corporation of Saskatchewan Inc., or PCS. The agricultural market represented approximately 64% of our potash sales in 2007, with sales to industrial and feed markets accounting for 30% and 6% of our potash sales, respectively.

Company History

Intrepid Mining was formed in January 2000 for the purpose of acquiring the Moab Mine from PCS. The Moab Mine was a solution mine which had experienced sustained declining production. Our management team stabilized production volumes at nearly twice the pre-acquisition level by applying horizontal drilling technology that is commonly used in the oil and gas industry but had never before been used to mine potash.

We observed that potash from Moab shared markets with potash produced in Carlsbad, New Mexico and in Wendover, Utah. Accordingly, we formulated a strategy to acquire assets in those areas in order to consolidate marketing efforts and effect operating synergies. We acquired the assets of Mississippi Potash, Inc. and Eddy Potash, Inc. in Carlsbad, New Mexico from Mississippi Chemical Company in February 2004. In April 2004, we acquired the potash assets of Reilly Chemical, Inc. in Wendover, Utah.

Intrepid Potash was formed as a Delaware corporation on November 19, 2007, and, in connection with the completion of this offering, will receive a transfer of all of the nonmonetary assets of Intrepid Mining and will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions” beginning on page 67. Intrepid Mining will repay the $18.9 million that is not assumed by Intrepid Potash from the cash proceeds received from Intrepid Potash pursuant to the terms of the exchange agreement.

Members of our senior management team currently own 80% of Intrepid Mining. After this offering, our senior management team and board of directors will own 67.9% of our common stock (63.1% if the underwriters’ option to purchase additional shares is exercised in full).

Industry Overview

Fertilizers serve a fundamental role in global agriculture by providing vital nutrients that help sustain both the yield and the quality of crops. The three primary nutrients required for plant growth are nitrogen, phosphate and potassium (potash), and there are no known substitutes for these nutrients. A proper balance of each of the three nutrients is necessary to maximize their effectiveness. Potash helps regulate plants’ physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites and cold weather. Unlike nitrogen and phosphate, potash does not require additional chemical conversion to be used as a plant nutrient.

Fertecon Limited, a fertilizer industry consultant, expects global potash consumption to grow 3.5% annually from 2007 to 2011. This growth is driven primarily by strong global demand for agricultural commodities, which in turn is driven by the demand for food and alternative energy sources. As populations grow, more food is required from decreasing arable land per capita, which requires higher crop yields and, therefore, more plant nutrients. As incomes grow in the developing world, people consume more animal protein, which requires large amounts of grain for feed. In addition, high oil prices and associated energy concerns have recently placed a renewed emphasis on ethanol and bio-diesel production, which currently rely on agricultural products as feedstocks.

Potash is mined either from conventional underground mines or, less frequently, from surface or sub-surface brines. According to the International Fertilizer Industry Association, or IFA, six countries accounted for approximately 87% of the world’s aggregate potash production in 2007. During this time period, the top seven potash producers controlled approximately 83% of world production. Five of the top ten producers are further concentrated into two marketing groups, which together controlled approximately 57% of global potash production in 2007.

Virtually all of the world’s potash is currently extracted from twenty commercial deposits, and the most recently constructed operating mine in the world was opened in 1987. Barriers to adding new potash production are significant because economically recoverable potash deposits are scarce, deep in the earth and geographically concentrated. A further challenge is that the majority of unexploited mineralized deposits of potash existing outside the Canadian province of Saskatchewan are located in remote and/or politically unstable regions such as the Congo, Thailand and Argentina.

In recent years, consistent growth in global demand coupled with limited increases in global supply have led to significant increases in producer operating rates for potash. We believe the global potash industry has operated at or near the highest achievable production rates during 2007 and 2008 to date. As a result of increasing demand and tight supply, potash prices have increased rapidly.

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Average Midwestern U.S. delivered list prices for granular MOP (per ton)(1)	$502	$214	$257	$205	$210	$159	$121

(1)	Average delivery list prices include delivery to the list price location. Source: Green Markets Fertilizer Market Intelligence Weekly.

Our Competitive Strengths

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U.S. potash-only producer.    We are the largest producer of potash in the U.S., the second largest potash-consuming country in the world. We are dedicated to the production and marketing of potash and langbeinite, whereas nearly all of our competitors are meaningfully diversified, primarily into other fertilizer and chemical businesses. As a dedicated potash producer, we believe our financial performance is subject to less volatility than that of other fertilizer companies. Historically, potash prices have been subject to less volatility than prices for other fertilizers and commodity chemicals. In addition, the costs to mine and produce potash are relatively fixed and stable, whereas the costs to produce other fertilizers have significantly greater exposure to volatile raw material costs, such as natural gas used to produce nitrogen and phosphate products.

After the completion of this offering, we will be one of two publicly-traded potash-only companies producing today, the other being Uralkali, a Russian producer.

Additionally, as a U.S. producer, we enjoy a significantly lower total tax and royalty burden than our principal competitors, which operate primarily in Saskatchewan, Canada. For example, we currently pay an average royalty rate of approximately 3.7% of our revenue, which compares favorably to our competitors in Canada.

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Assets located near our primary customer base.    Our mines are advantageously located near our largest customers. We believe that our location allows us to realize higher net sales prices than our competitors, who must ship their products across longer distances to consuming markets, which are often export markets. According to state potassium fertilizer sales data collected by the Association of American Plant Food Control Officials, Inc. and our sales data, annual consumption of potassium products in our markets is greater than five times our current annual production. This allows us to target sales to the markets in which we have the greatest transportation advantage, maximizing our net sales per ton. Our access to strategic rail destination points and our location along major agricultural trucking routes support this advantage. In addition, our location in an oil and gas producing region allows us to serve industrial customers, the majority of whom we reach by truck. Our geographic advantage is difficult for competitors to erode, particularly in an environment of historically high and rising transportation costs.

The chart below sets forth what we believe to be our average net sales per ton advantage, which results primarily from our freight cost advantage, over our primary Canadian competitors per product ton of potassium chloride for each of 2007, 2006 and 2005.

	2007	2006	2005
Intrepid Potash net sales per ton advantage(1)	$39	$43	$29

(1)

Based on net sales per ton for Agrium, Mosaic and PCS for muriate of potash only. Mosaic’s MOP revenues were calculated by subtracting langbeinite-only revenues, assuming $115 net sales per ton for langbeinite (K-Mag®).

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Diversification into niche markets.    We sell to three different markets for potash—the agricultural, industrial and feed markets. During 2007, these markets represented approximately 64%, 30% and 6% of our potash sales, respectively. According to the IFA, 95% of all potash produced is used as a fertilizer. As a result, we believe our sales are diversified across more distinct, unrelated consumer markets than those of many of our competitors, adding stability to our potash revenues. A primary component of the industrial markets we serve is the oil and natural gas services industry, where potash is commonly used in drilling and fracturing oil and natural gas wells. According to SRI Consulting, U.S. industrial consumption of potash is growing rapidly relative to the agricultural market, with a compound annual growth rate of 5.1% from 1990 to 2005.

We are one of two exporting producers of langbeinite in the world. Both producing facilities are located in Carlsbad, New Mexico. Given the greater scarcity of langbeinite relative to potash and its agronomic suitability for certain soils and crops, there is demand for our langbeinite production outside of our core potash markets. PCS markets our langbeinite production outside North America. This relationship gives us access to PCS’ extensive international sales network and informs us about developments in the international market. During 2007, we sold approximately 158,300 tons of langbeinite, representing 15.0% of our total product tons sold during this period.

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Significant reserve life and water rights.    Our potash and langbeinite reserves each have substantial life, with remaining reserve life ranging from 28 to 124 years, based on proven and probable reserves estimated in accordance with Securities and Exchange Commission, or SEC, requirements. This lasting reserve base is the result of our past acquisition and development strategy. In addition to our reserves, we have access to significant mineralized deposits for potential future exploitation and valuable water rights.

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Valuable existing facilities and infrastructure.    Constructing a new potash production facility requires extensive capital investment in mining, milling and infrastructure, which is expensive and requires substantial time to complete. Our five operating facilities and the HB Mine already have significant facilities and infrastructure in place. We have the ability to expand our business using existing installed infrastructure, in less time and with lower expenditures than would be required to construct entirely new mines.

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Track record of innovation and modernization.    Our management team has a history of building successful operations through the acquisition of underutilized assets, followed by creative use of technology to increase productivity and reliability. As an entrepreneurial, potash-only producer, we have devoted considerable management attention to each facility, with a focus on modernization and improving production. We have applied technologies from other industries, including the oil and gas industry, and implemented innovative production processes. From inception to December 31, 2007, we have spent approximately $80 million on capital expenditures at our facilities. We believe these investments have enhanced the reliability and productivity of our operations.

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Low-cost solar evaporation operations.    The Moab Mine and the Wendover Facility, both located in the Utah desert, use solar evaporation to crystallize potash from brines. Solar evaporation is a low-cost and energy-efficient method of producing potash. Our understanding and application of solution mining, combined with our location in regions with favorable climates for evaporation, allow our Utah facilities to enjoy low production costs. We plan to develop the HB Mine using the same solar evaporation and solution mining technology we use at our Moab Mine.

Our Business Strategy

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Expand potash production from existing facilities.    We have expansion opportunities at our operating facilities that we expect will significantly increase production, drive down our unit cost per ton and increase our cash flow. Because of our market share, we believe increases in our production have limited effect on international potash prices, allowing us to enjoy expanding margins on incremental production through full price realization and decreasing production costs per ton. Based on our five-year operating plan, we estimate that these opportunities will increase annual potash production by an expected aggregate of over 110,000 tons.

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Reopen the HB Mine as a solution mine.    The HB Mine, located in Carlsbad, New Mexico, was formerly operated as a conventional underground mine and was idled in 1996 by its previous owner. We are in the process of reopening the HB Mine as a solution mine, using the same solar evaporation and solution mining technology we currently use at our Moab Mine. We believe the HB Mine is especially suitable for solution mining due to the easily accessible mineral resource and our ability to rely in part on existing equipment and personnel to process potash. We expect production from the HB Mine to begin in 2009 and believe Phase I of the project has the potential to ultimately add up to 150,000 to 200,000 tons of additional potash production annually by 2011. We expect the potash produced from the mine to be our lowest-cost product on a per-ton basis.

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Expand langbeinite production and demand.    We are one of two exporting producers of langbeinite. We mine langbeinite in Carlsbad, New Mexico from the only known reserves of langbeinite in the world. In order to better capitalize on the strong and growing demand for langbeinite, we have initiated two projects that we expect will allow us to increase our annual langbeinite production by an aggregate of approximately 90,000 tons over the next three to four years and lower our production costs per ton.

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Increase our profitability.    We will continue to seek to increase our profitability both by targeting sales to our most profitable markets and reducing per ton operating costs. We plan to execute on additional opportunities to further reduce our fixed and variable operating expenses and pursue various projects designed to increase the reliability of our mining facilities and minimize production downtime.

Summary of Risk Factors

An investment in our common stock involves risks associated with our business, this offering and our corporate structure. The following list of principal risk factors is not exhaustive. Please carefully read the more detailed discussion of these and other risks under “Risk Factors”.

•	Our potash sales are subject to price and demand volatility resulting from periodic imbalances of supply and demand, which may negatively affect our operating results.

•	Mining is a complex and hazardous process which frequently experiences production disruptions, and the nature of our operations may make us more vulnerable to such disruptions than our competitors.

•	New product supply can create structural market imbalances, which could negatively affect our operating results and financial performance.

•	The grade of ore that we mine may vary from our projections due to the complex geology of potash reserves, which could adversely affect our potash production and our financial results.

•	Any decline in U.S. agricultural production or limitations on the use of our products for agricultural purposes could materially adversely affect the market for our products.

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A decline in oil and gas drilling or a reduction in the use of potash in drilling fluids in the Permian Basin or Rocky Mountain regions may increase our operating costs and decrease our average net sales per ton of potash.

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Weakening of the Canadian dollar and Russian ruble against the U.S. dollar could lead to lower domestic potash prices, which would adversely affect our operating results, and fluctuations in these currencies may cause our operating results and our stock price to fluctuate.

Formation Transactions and Organizational Structure

General

Intrepid Potash is a Delaware corporation that was formed on November 19, 2007 and is a wholly-owned subsidiary of Intrepid Mining. In connection with this offering, we will enter into the following transactions, which we refer to in this prospectus as the “formation transactions”.

At or before the completion of this offering, Intrepid Potash and Intrepid Mining will enter into an exchange agreement, which will provide for the assignment of all of Intrepid Mining’s assets other than cash to Intrepid Potash in exchange for:

•	cash in an amount of approximately $419.8 million (approximately 75.0% of the net proceeds from this offering);

•	47,239,000 shares of common stock of Intrepid Potash; and

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the assumption by Intrepid Potash of (i) $82.5 million (based on outstanding amounts as of December 31, 2007) of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions” beginning on page 67.

The transactions provided for in the exchange agreement and this offering will be consummated simultaneously.

As a part of the formation transactions, we will declare a dividend with respect to our common stock currently issued and outstanding, which we refer to in this prospectus as the “formation distribution”. The formation distribution will be paid in 3,600,000 shares of our common stock; provided, however, that for each share of our common stock purchased by the underwriters pursuant to their option to purchase additional shares, the number of shares payable pursuant to the formation distribution will be reduced, one-for-one, and in lieu of such shares, we will pay cash in an amount equal to the net proceeds, after underwriting discounts and commissions, we receive from the exercise of the underwriters’ option to purchase additional shares. The formation distribution will be payable to Intrepid Mining, the holder of record of the common stock prior to this offering, upon the earlier of the expiration or the exercise of the option to purchase additional shares.

After the completion of this offering, Intrepid Mining will liquidate and distribute its remaining assets, including the cash and common stock received pursuant to the exchange agreement and the right to receive the formation distribution described above, to the current members of Intrepid Mining.

Organizational Structure After the Formation Transactions

Once this offering and the related formation transactions are completed, assuming the underwriters do not exercise any portion of their option to purchase additional shares, the common stock of Intrepid Potash will be held as follows:

•	32.1% by public stockholders;

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27.2% by Harvey Operating and Production Company, a Colorado corporation, which we refer to as HOPCO, wholly-owned by Hugh E. Harvey, Jr., our Executive Vice President of Technology and one of our directors;

•	27.2% by Intrepid Production Corporation, a Colorado corporation, which we refer to as IPC, wholly-owned by Robert P. Jornayvaz III, our Chairman of the Board and Chief Executive Officer; and

•

13.5% by Potash Acquisition, LLC, a Delaware limited liability company, which we refer to as PAL, the largest beneficial owner of which is Platte River Ventures I, L.P., a Delaware limited partnership. One of our directors, J. Landis Martin, is the managing member of Platte River Ventures I, L.P.’s general partner, PRV Investors I, LLC, a Delaware limited liability company.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 700 17th Street, Suite 1700, Denver, Colorado 80202 and our telephone number is (303) 296-3006. Our website is located at www.intrepidpotash.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

Common stock offered by us	24,000,000 shares.

Common stock outstanding after this offering	74,846,000 shares (including 1,000 shares outstanding before the offering, stock grants totaling 6,000 shares to our non-employee directors (estimated using the midpoint of the price range set forth on the cover page of this prospectus) and 3,600,000 shares that will be sold to the underwriters pursuant to the exercise of their option to purchase additional shares or, to the extent the option to purchase additional shares is not exercised, distributed to the current members of Intrepid Mining pursuant to the formation distribution).(1)

Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 3,600,000 additional shares of our common stock at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover options to purchase additional shares of common stock. To the extent that the underwriters exercise their option to purchase additional shares, all of the net proceeds we receive from the exercise of the option to purchase additional shares will be used to pay the formation distribution to Intrepid Mining. Any amount of the formation distribution that is not paid in cash will be paid to Intrepid Mining in shares of our common stock.

(1)	Excludes 607,500 shares of unvested restricted stock that will be granted by Intrepid Potash on or around the completion of this offering.

Use of proceeds	We expect to receive net proceeds of approximately $559.8 million from this offering, assuming an offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We expect to apply the net proceeds from this offering as follows:

•

approximately $419.8 million (approximately 75.0% of the net proceeds from this offering) will be paid to Intrepid Mining (together with 47,239,000 shares of our common stock) in exchange for all of Intrepid Mining’s assets other than cash;

•

based on outstanding amounts as of December 31, 2007, approximately $82.5 million (approximately 14.7% of the net proceeds from this offering) will be used by us for repayment of debt assumed from Intrepid Mining pursuant to the exchange agreement, leaving us with no outstanding debt. We will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions” beginning on page 67; and

•

the remainder of the net proceeds, $59.2 million of cash in the December 31, 2007 pro forma combined as adjusted balance sheet, will be used to fund production expansions and other growth opportunities and for general corporate purposes. (The $59.2 million is adjusted for $1.7 million of transaction fees paid in 2007.)

After the completion of this offering, Intrepid Mining will liquidate and distribute its remaining assets, including the cash and common stock received pursuant to the exchange agreement and the right to receive the formation distribution, to the current members of Intrepid Mining.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) net proceeds to us from this offering by approximately $22.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and would increase (decrease) the amount of net proceeds payable to Intrepid Mining pursuant to the exchange agreement by an equal amount. Assuming that the underwriters exercise their option to purchase additional shares in full, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from the exercise of the option to purchase additional shares by approximately

$3.4 million and would increase (decrease) the cash payable to Intrepid Mining pursuant to the formation distribution by an equal amount.

Voting rights	One vote per share.

Exchange listing	We have applied to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “IPI”.

Risk factors	See “Risk Factors” beginning on page 15 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

The number of shares of common stock to be outstanding after this offering is 74,846,000. Except as otherwise indicated or required by context, all information in this prospectus:

•	excludes 607,500 shares of unvested restricted stock that will be granted by Intrepid Potash on or around the completion of this offering;

•

assumes that the underwriters will not exercise any portion of their option to purchase additional shares (and, therefore, that 3,600,000 shares will be distributed to the current members of Intrepid Mining pursuant to the formation distribution); and

•	assumes that the initial offering price is $25.00 per share, the midpoint of the range set forth on the cover page of this prospectus.

Summary Historical and Pro Forma Combined as Adjusted Financial and Operating Data

The following tables show summary historical financial and operating data of Intrepid Mining and pro forma combined as adjusted financial and operating data of Intrepid Mining and Intrepid Potash for the periods and as of the dates indicated. The historical financial statements included in this prospectus reflect the results of operations of Intrepid Mining. The summary historical financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 are derived from Intrepid Mining’s audited financial statements and related notes included elsewhere in this prospectus. The summary pro forma combined as adjusted financial data for the year ended December 31, 2007 are derived from the unaudited pro forma combined financial statements of Intrepid Mining and Intrepid Potash included elsewhere in this prospectus. The pro forma adjustments have been prepared as if certain transactions to be effected upon completion of this offering had taken place on December 31, 2007, in the case of the pro forma combined as adjusted balance sheet; and as of January 1, 2007, in the case of the pro forma combined as adjusted statements of operations for the year ended December 31, 2007. The transactions reflected in the pro forma adjustments assume that Intrepid Potash will complete its initial public offering of common stock, receive a transfer of all of the nonmonetary assets of Intrepid Mining, and assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining in exchange for stock and cash, as described in the exchange agreement discussed under “The Formation Transactions”. The pro forma combined as adjusted financial information should not be relied upon as being indicative of Intrepid Potash or Intrepid Mining’s results of operations or financial condition had the transactions been completed on January 1, 2007, with respect to the pro forma combined as adjusted statements of operations, or as of December 31, 2007, with respect to the pro forma combined as adjusted balance sheet.

The summary historical and pro forma combined as adjusted financial and operating data should be read in conjunction with the information contained in “Selected Historical and Pro Forma Combined as Adjusted Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of Intrepid Mining and Intrepid Potash included elsewhere in this prospectus.

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005
	(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Sales	$213,459	$213,459	$152,709	$151,280
Less:
Freight costs	21,095	21,095	12,178	9,519
Warehousing and handling costs	5,479	5,479	3,879	2,759
Cost of goods sold	134,387	134,387	110,995	97,103

Gross margin	52,498	52,498	25,657	41,899
Selling and administrative	24,155	15,997	10,054	7,530
Other operating—net	190	190	(4,386)	329

Operating income	28,153	36,311	19,989	34,040
Interest expense—net	170	9,350	2,907	1,473
Other non-operating	(2,723)	(2,723)	(7,016)	(47)

Income from continuing operations	30,706	$29,684	$24,098	$32,614

Pro forma income tax(1)	12,129

Pro forma income from continuing operations	$18,577

Pro Forma Share and Per Share Data (unaudited)(2):
Pro forma net income per share:
Basic	$0.25

Diluted	$0.25

Pro forma weighted average shares outstanding:
Basic	74,922,000

Diluted	75,453,500

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005
	(unaudited)
	(in thousands)
Other Financial Data:
EBITDA(3)	$40,280	$48,502	$35,033	$39,580
Depreciation, depletion, amortization and accretion	9,404	9,468	8,028	5,493
Capital expenditures	(31,168)	(31,168)	(12,391)	(21,733)

(footnotes on page 14)

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005
	(unaudited)
Selected Operating Data:
Sales volume (in thousands of tons):
Potash	893	893	729	869
Langbeinite	158	158	95	6
Gross sales (in thousands)
U.S.	$199,017	$199,017	$143,544	$148,646
International	14,442	14,442	9,165	2,634

Total	213,459	213,459	152,709	151,280
Freight costs (in thousands)
U.S.	18,426	18,426	10,489	8,505
International	2,669	2,669	1,689	1,014

Total	21,095	21,095	12,178	9,519
Net sales(4) (in thousands)
U.S.	180,591	180,591	133,055	140,141
International	11,773	11,773	7,476	1,620

Total	192,364	192,364	140,531	141,761
Average net selling prices (per ton):
Potash	$194	$194	$179	$162
Langbeinite	119	119	107	111

Warehousing and handling cost (per ton):
Potash	5	5	5	3
Langbeinite	5	5	5	3
Potash cost of goods sold (per ton):
Cost of production less inventory adjustments (exclusive of items shown separately below)	130	130	136	109
Depreciation, depletion and amortization	7	7	8	5
Royalties	7	7	6	3
By-product revenues(5)	(9)	(9)	(9)	(7)

Total potash cost of goods sold	135	135	141	110

Average potash gross margin (per ton):	$54	$54	$33	$49

Langbeinite cost of goods sold (per ton)	$87	$87	$88	$201

Average langbeinite gross margin (loss) (per ton)	$27	$27	$14	$(93)

	Pro Forma Combined As Adjusted December 31, 2007	As of December 31,
		2007	2006	2005
	(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$59,215	$1,960	$286	$157
Total current assets	102,981	47,447	50,853	29,124
Total assets	385,907	146,727	129,314	106,506
Total current liabilities	25,316	30,315	24,112	19,061
Total debt	5	101,355	132,189	37,156
Stockholders’ equity (deficit)	350,927	10,397	(31,458)	42,485

(footnotes on following page)

(1)	A pro forma provision for income taxes at statutory rates has been made in the pro forma financial statements on the assumption that Intrepid Mining was a taxable entity for the respective period presented. As a limited liability company, Intrepid Mining’s taxable income was included in its members’ income tax returns whereas Intrepid Potash will be subject to income tax as a corporation.
(2)	Pro forma net income per share is based on the weighted average number of shares of common stock outstanding after giving effect to the offering, assuming that the offering had occurred as of the beginning of the earliest period presented. Basic shares include the estimated 74,846,000 shares that will be outstanding at the initial public offering, plus the 76,000 weighted average shares that relate to stock awards with a vesting period of less than one year. The adjustment for diluted shares includes the impact of the number of the remaining nonvested shares that are expected to be awarded upon the completion of the initial public offering. The diluted weighted average shares total 75,453,500 shares.
(3)	We define EBITDA as income from continuing operations before interest, income taxes, depreciation, depletion, amortization and accretion. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements to assess:
•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;
•	our operating performance and return on capital as compared to other companies in the fertilizer business, without regard to financing or capital structure; and
•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The economic substance behind management’s use of EBITDA is to measure the ability of our assets to generate cash sufficient to be utilized for capital investment, pay interest costs, support our indebtedness and pay dividends, if any, to our investors.

The GAAP measure most directly comparable to EBITDA is income from continuing operations. Our non-GAAP financial measure of EBITDA should not be considered as an alternative to GAAP income from continuing operations. EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA excludes some, but not all, items that affect income from continuing operations and is defined differently by different companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this information into management’s decision-making processes.

EBITDA is calculated and reconciled to income from continuing operations in the table below:

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005
	(unaudited)
		(in thousands)
Calculation of EBITDA:
Income from continuing operations	$18,577	$29,684	$24,098	$32,614
Income tax provision	12,129
Interest—net	170	9,350	2,907	1,473
Depreciation, depletion, amortization and accretion	9,404	9,468	8,028	5,493

EBITDA	$40,280	$48,502	$35,033	$39,580

(4)	We define net sales as gross sales less freight, which in effect results in all sales being stated net of delivery costs (FOB the mines).
(5)	When by-product inventories are sold, a by-product credit to the cost of goods sold is recognized.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

Our potash sales are subject to price and demand volatility resulting from periodic imbalances of supply and demand, which may negatively affect our operating results.

Historically, the market for potash has been cyclical, and the prices and demand for potash have fluctuated. Periods of high demand, increasing profits and high capacity utilization tend to lead to new plant investment and increased production. This growth continues until the market is over-saturated, leading to decreased prices and capacity utilization until the cycle repeats. Furthermore, potash producers have, at various times, suspended production in response to delayed purchasing decisions by potash customers in anticipation of lower prices. For example, in 2006, protracted negotiations between China and international producers delayed purchases of potash by the Chinese, which led to a build-up of inventory in North America. In response, suppliers slowed production of potash, notably in Canada and Russia, until the conclusion of negotiations with the Chinese. As a result, the price of potash has been volatile. This volume and price volatility may reduce profit margins and negatively affect our operating results. We sell the majority of our potash into the spot market in the U.S. and have no long-term or material short-term contracts for the sale of potash. In addition, there is no active hedge market for potash as compared to the gold market, for example. As a result, we do not have and cannot obtain protection from this volume and price volatility.

Mining is a complex and hazardous process which frequently experiences production disruptions, and the nature of our operations may make us more vulnerable to such disruptions than our competitors.

The process of mining is complex and equipment- and labor-intensive, and involves risks and hazards including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geological conditions or acts of nature. Production delays can occur due to equipment failures, unforeseen mining problems and other unexpected events. For example, in December 2007, an outage at one of our power provider’s transformers caused three days of lost production at our West Mine. In addition, we must transport mined product for long distances to remove it from the mines for processing, which creates a higher probability of accidents. Our facilities and equipment are older than the average North American potash mine and may require more maintenance or be more likely to fail than newer facilities or equipment. Our shafts at our West Mine were constructed in 1931 and require frequent maintenance due to water inflow, wooden structure and salt buildup and are located in an area of known subsidence. Additionally, langbeinite ore is harder and more abrasive than muriate of potash ore and has caused greater wear on our mining and milling equipment at our East Mine, which has increased and may continue to increase the expense and frequency of maintenance and repairs. Operational difficulties can also arise from our milling processes; for example, our East Mine mill experiences build-ups of glaserite, an undesirable by-product of langbeinite production, and we must remove this build-up. The amounts that we are required to spend on maintenance and repairs may be significant and higher than expected, and we may have to divert resources from our planned capital expenditures focused on growth, such as increases in nameplate and effective capacity, for use on capital expenditures to maintain existing effective capacity. Production delays or stoppages will adversely affect our sales and operating results, and higher than expected maintenance and repair expenses may adversely affect our operating results.

New product supply can create structural market imbalances, which could negatively affect our operating results and financial performance.

Potash is a commodity, and the market for potash is highly competitive and affected by global supply and demand. With recent favorable prices for potash products, producers have been, and will likely continue to be, engaged in expansion and development projects to increase production. Many of these projects to increase potash production are speculative. However, if potash production is increased beyond potash demand, the price at which we sell our potash and our sales volume would likely fall, which would materially adversely affect our operating results and financial condition.

The grade of ore that we mine may vary from our projections due to the complex geology of potash reserves, which could adversely affect our potash production and our financial results.

Our potash production is affected by the ore grade, or potassium content of the ore. Our projections of ore grade may vary from time to time, and the amount of potash that we actually produce may vary substantially from our projections. There are numerous uncertainties inherent in estimating ore grade, including many factors beyond our control. Potash ore bodies have complex geology. The occurrence of large, unknown salt deposits, known as salt horsts, in core ore areas located in Carlsbad, New Mexico or Moab, Utah would adversely affect ore grades. An unexpected reduction in the grade of our ore reserves would decrease our potash production because we would need to process more ore to produce the same amount of saleable-grade product. As a result, our expected future cash flows would be materially adversely affected.

Our reserve estimates depend on many assumptions that may be inaccurate, which could materially adversely affect the quantities and value of our reserves.

Our reserve estimates may vary substantially from the actual amounts of muriate of potash and langbeinite we may be able to economically recover from our reserves. There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Estimates of muriate of potash and langbeinite reserves necessarily depend upon a number of variables and assumptions, any one of which, if incorrect, may result in an estimate that varies considerably from actual results. These factors and assumptions relate to:

•	future potash prices, operating costs, capital expenditures, royalties, severance and excise taxes and development and reclamation costs;

•	future mining technology improvements;

•	the effects of regulation by governmental agencies; and

•	geologic and mining conditions, which may not be fully identified by available exploration data and may differ from our experiences in areas where we currently mine or operate.

Because reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is reviewed by a reserve engineer in sufficient detail to determine if, in the aggregate, the data provided by us are reasonable and sufficient to estimate reserves in conformity with practices and standards generally employed by and within the mining industry and in accordance with SEC requirements.

Our business depends upon skilled and experienced personnel, and employee turnover may have a material adverse effect on our development and operating results.

The success of our business depends upon our ability to attract and retain skilled managers and other personnel. We compete for experienced laborers with other industries, including a copper mine in Moab, Utah, a nuclear waste management facility in southeast New Mexico, and oil fields and other potash facilities in Carlsbad, New Mexico. A new uranium enrichment facility in Eunice, New Mexico has just begun construction. Employee turnover in Carlsbad has generally been high, and the continued expansion of nuclear facilities in Carlsbad threatens to increase competition for qualified workers. If we are not able to attract and retain the personnel necessary for the development of our business, we may have to raise wages to keep employees or hire less qualified workers, either of which would ultimately result in higher labor costs per ton of potash produced.

Prices of natural gas and other important raw materials and energy used in our businesses are volatile. Changes in the prices of raw materials or energy or disruptions to supply could adversely impact our business and our sales.

Natural gas, electricity, steel, water, chemicals and fuel (diesel and gasoline) are key raw materials used in our production of potash products. Natural gas is a significant energy source used in the solution mining process at the Moab Mine and at the East Mine processing plant. Our sales and profitability from time to time have been and may in the future be impacted by the price and availability of these raw materials and other energy costs. Currently, we have no derivative contracts in place for 2008 with respect to natural gas or other raw materials, although we will continue to evaluate the possibility of entering into such arrangements in the future. A significant increase in the price of natural gas, electricity and fuel that is not recovered through an increase in the price of our potash, or an extended interruption in the supply of natural gas, electricity, water or fuel to our production facilities, could materially adversely affect our business, financial condition or operating results. High natural gas costs also may increase farm input costs, which may cause our potash sales to decline.

The price of natural gas in North America is highly volatile. Since January 2004, natural gas prices according to the El Paso Natural Gas. Co. Permian Basin Index, on which the prices we pay for natural gas are primarily based, have ranged from a high of $10.75 per MMBtu in November 2005 to a low of $3.57 per MMBtu in October 2006. Steel is a commodity that is also subject to volatile pricing. Since January 2004, hot rolled steel prices have ranged from a high of $780 per ton in August 2004 to a low of $360 per ton in January 2004. Our forecasts of capital expenditures are based on assumptions with respect to prices of skilled labor and commodities, including steel and concrete. We cannot predict future commodity prices, and if such prices are higher than expected, we may lose sales to competitors with lower production costs, our profitability could be materially adversely affected and our capital expenditures could increase.

Aggressive pricing strategies by our competitors could materially adversely affect our sales and profitability.

Many of our competitors have significantly larger operations than we do and mine potash from reserves that are thicker, higher-grade and less geologically complex than our reserves. The large size of some of our competitors may give them greater leverage in pricing negotiations with customers and may enable them to negotiate better rates for transportation of products sold. The nature of our competitors’ reserves and the economies of scale of their operations may allow them to mine their potash at a lower cost. If one or more of these competitors were to decide for any reason to aggressively lower prices in an attempt to increase their sales, our size and cost structure might not allow us to match that pricing, such that we would likely lose sales and our operating results and profitability would be materially adversely affected.

Any decline in U.S. agricultural production or limitations on the use of our products for agricultural purposes could materially adversely affect the market for our products.

Conditions in the U.S. agricultural industry can significantly impact our operating results. The U.S. agricultural industry can be affected by a number of factors, including weather patterns and field conditions, current and projected grain inventories and prices, the domestic and international demand for U.S. agricultural products and U.S. and foreign policies regarding trade in agricultural products.

State and federal governmental policies, including farm and ethanol subsidies and commodity support programs, may also directly or indirectly influence the number of acres planted, the mix of crops planted and the use of fertilizers for particular agricultural applications. In addition, several states are currently considering limitations on the use and application of fertilizers due to concerns about the impact of these products on the environment.

A decline in oil and gas drilling or a reduction in the use of potash in drilling fluids in the Permian Basin or Rocky Mountain regions may increase our operating costs and decrease our average net sales per ton of potash.

A significant portion of our sales consists of sales of standard potash for use in oil and gas drilling fluids in the Permian Basin and Rocky Mountain regions. If oil and gas drilling were to decline significantly, we would be required to compact our standard product in order to sell it into the agricultural market, which would increase our production costs. Furthermore, our net sales per ton for these additional agricultural tons would likely be lower than the industrial sales they would replace, as agricultural sales may require transportation to more distant delivery points. Alternative products that have some of the clay-inhibiting properties of potash in oil and gas drilling fluids are commercially available. As the price of potash increases, these alternative products may replace some of our sales of standard potash, which would reduce our industrial sales and result in the same increases in production costs and decreases in net sales per ton.

Some of our competitors have greater capital and human resources than we do, which may place us at a competitive disadvantage and adversely affect our sales and profitability.

We compete with a number of producers in North America and throughout the world. Some of these competitors may have greater total resources than we do. Competition in our product lines is based on a number of considerations, including product performance, transportation costs, brand reputation, price and quality of client service and support. To remain competitive, we need to invest continuously in production infrastructure, marketing and customer relationships. We may have to adjust the prices of some of our products to stay competitive. We may also need to borrow funds and become more highly leveraged. We may not have sufficient resources to continue to make such investments or maintain our competitive position relative to some of our competitors who have greater capital and human resources. To the extent other potash producers enjoy competitive advantages, the price of our products, our sales volumes and our profits could be materially adversely affected.

A shortage of railcars and trucks for carrying our products as well as increased transit time could result in customer dissatisfaction, loss of production or sales and higher transportation or equipment costs.

We rely heavily upon truck and rail transportation to deliver our products to our customers. In addition, the cost of transportation is an important component of the price of our products. Identifying and securing affordable and dependable transportation is important in supplying our customers and, to some extent, in the delivery to us of chemicals and other supplies and equipment for our mining operations. A shortage of railcars for carrying product as well as increased transit time in North America due to congestion in the rail system could prevent us from making timely delivery to our customers or lead to higher transportation costs, either of which could result in customer dissatisfaction or loss of sales. In addition, PCS, which markets our products outside North America, may have difficulty obtaining access to ships for sales of our products overseas. Higher costs for transportation services or an interruption or slowdown in these transport services due to high demand, labor disputes, adverse weather or other environmental events, or changes to rail systems, would negatively affect our ability to deliver products to our customers, which would harm our performance and operating results.

The seasonal demand for our products and the variations in our cash flows from quarter to quarter may have an adverse effect on our operating results and make the price of our common stock more volatile.

The fertilizer business is seasonal, with operating results that vary from quarter to quarter as a result of crop growing and harvesting seasons and weather conditions, as well as other factors. Over the last three years, we have averaged 28% of our annual potash sales volume during the three-month period from February through April, when the demand for fertilizer typically peaks. We and our customers generally build inventories during low-demand periods of the year in order to ensure timely product availability during peak sales seasons. The seasonality of crop nutrient demand results in our sales volumes and net sales revenue typically being the highest during the North American spring season and our working capital requirements typically being the highest just before the start of the spring season. Our quarterly financial results can vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns. If seasonal demand exceeds our projections, our customers may acquire products from our competitors, and our profitability could be materially reduced as a result. If seasonal demand is less than we expect, we will be left with excess inventory and higher working capital and liquidity requirements.

We rely on our innovative senior management personnel for the development and execution of our business strategy, and the loss of any member of our senior management team may have a material adverse effect on our growth and operating results.

Our executives have an average of over 25 years of relevant industry experience. Our senior management team has developed and implemented first-of-their-kind processes and other innovative ideas that are largely responsible for the success of our business. The loss of the services of any of our key executives could prevent us from achieving our business strategies or limit our business growth and operating results. We do not currently maintain “key person” life insurance on any of our key executives.

Weakening of the Canadian dollar and Russian ruble against the U.S. dollar could lead to lower domestic potash prices, which would adversely affect our operating results, and fluctuations in these currencies may cause our operating results and our stock price to fluctuate.

The U.S. imports the majority of its potash from Canada and Russia. As the Canadian dollar, or the loonie, and the Russian ruble strengthen in comparison to the U.S. dollar, foreign suppliers realize a smaller margin in their local currencies unless they increase their nominal U.S. dollar prices. In 2007, the loonie and ruble strengthened to an average of $0.93565 and $0.03913, respectively, compared to the U.S. dollar. As of March 31, 2008, the loonie and ruble were trading at $0.9758 and $0.04256, respectively, against the U.S. dollar. The continued strengthening of the loonie and ruble thus tend to support higher U.S. potash prices, as Canadian and Russian potash producers attempt to maintain their margins. However, if the loonie and ruble were to weaken in comparison to the U.S. dollar, foreign competitors may choose to lower prices significantly to increase sales volumes. A decrease in the net realized sales price of our potash would adversely affect our operating results, and the potential for volatility in potash prices may cause our operating results to vary significantly from quarter to quarter, which may create volatility in our stock price.

Existing and further oil and gas development in the “Potash Area” in New Mexico could result in methane gas leaking into our mines that could result in the loss of life and significant property damage, and require indefinite suspension of operations unless extensive modifications were made to the mines.

Our New Mexico operations are primarily on leased federal land administered by the Bureau of Land Management, or BLM, in the 497,000-acre “Potash Area” established by a 1986 order of the U.S. Secretary of the Interior. Under our leases, the BLM retains the right to permit other uses of the land on which our leases are located. The Potash Area also contains significant oil and gas deposits that are below our potash reserves, and approximately 3,000 oil and gas wells have been drilled in the Potash Area. Several oil and gas companies are actively seeking BLM and state permits to drill additional wells in the Potash Area.

Oil and gas drilling near our mines poses risks to our operations. The subsidence of the surface and underlying strata that occurs following completion of mining operations will damage the casing of any oil or gas well located within the subsidence area. That damage may result in methane gas escaping from the well and migrating through surrounding strata into our mines. Methane gas could also leak from a well located outside the subsidence area and migrate into a mine. We test our mines for methane gas daily; however, unlike coal mines which are constructed and equipped to handle the presence of methane gas, our mines are not constructed or equipped to deal with methane gas. Any intrusion of methane gas into our mines could cause an explosion resulting in loss of life and significant property damage and require suspension of all mining operations until the completion of extensive modifications and reequipping of the mine. The costs of modifying our mines and equipment could make it uneconomic to reopen our mines because our liability, casualty and business interruption insurance would not be adequate to cover such catastrophic events.

Existing and further oil and gas development in the Potash Area in New Mexico could prevent us from mining potash reserves or deposits within the necessary safety pillar around oil and gas wells.

The drilling of oil and gas wells in the Potash Area is regulated by the 1986 order of the U.S. Secretary of the Interior as to federal lands (which constitute the vast majority of the Potash Area). Similar State of New Mexico regulations govern state and fee lands in the Potash Area. The Secretary’s order and related regulations, with certain exceptions, restrict oil and gas drilling that would result in the undue waste of potash or would constitute a safety hazard to potash miners. Drilling that does not immediately affect our current operations may limit our ability to mine valuable potash reserves or deposits in the future because safety considerations require that mining operations not be conducted close to a well, even if the well is inactive. As a result, we will be unable to mine potash located within the appropriate “safety pillar” around an oil or gas well. We review applications for permits to drill oil and gas wells as they are filed with the BLM and generally protest applications for drilling permits that we believe may impair our ability to mine our potash reserves or deposits. We may not prevail in any such protest or be able to prevent wells from being drilled in the vicinity of our potash reserves or deposits. Our potash reserves or deposits may be significantly impaired if, notwithstanding our protests and appeals, a sufficient number of wells are drilled through or near our potash reserves or deposits. We expect oil and gas companies to continue to seek drilling permits and to contest our efforts to restrict drilling within the Potash Area.

We have recently lobbied extensively to cause a reassessment by the BLM and Department of the Interior of their policies concerning granting of oil and gas drilling permits in the Potash Area in order to protect our existing operations and future potash reserves or deposits from the adverse effects of oil and gas drilling. In July 2007, the Department of the Interior said that it will conduct a new study on the safety of developing oil and gas wells in the Potash Area and that another study had been undertaken to update maps of the potash resource within the Potash Area. The outcome of these studies will affect the future issuance of drilling permits that could adversely affect our mining operations and the value of our potash reserves or deposits.

Our operations depend on our having received and maintained the required permits and approvals from and lease negotiations with governmental authorities.

We hold numerous governmental, environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could prevent or limit our ability to continue operations at the affected facility and have a material adverse effect on our business, financial condition and operating results. Expansion of our existing operations also would require securing the necessary environmental and other permits and approvals, which we may not receive in a timely manner if at all. In addition, the federal government may require an environmental assessment or environmental impact statement as a condition of approving a project or permit, which could result in additional time delays and costs. Furthermore, our mining operations take place on land that is leased from federal and state governmental authorities. Expansion of our existing operations may require securing additional federal and state leases, which we may not obtain in a timely manner, if at all. In addition, our existing leases generally require us to commence mining operations within a specified time frame and to continue mining in order to retain the lease. The loss of a lease could adversely affect our ability to mine the associated reserves. Also, our existing leases require us to make royalty payments based on the revenue generated by the potash we produce from the leased land. The royalty rates are subject to change, which may lead to significant increases, at the time we renew our leases. As of December 31, 2007, approximately 46% of our state and federal lease acres at our New Mexico facilities (including leases at the HB and North Mines) and approximately 15% of our state and federal lease acres at our Utah operations will be up for renewal within the next five years. Increases in royalty rates would reduce our profit margins and, if such increases were significant, would adversely affect our operating results.

Our preliminary plans for reopening the HB Mine and developing additional strategic growth opportunities may require more time and greater capital spending than we expect.

We currently plan to reopen the HB Mine as a solution mine. We commissioned a feasibility study, which was completed in March 2008, for the purpose of publicly reporting the reserves related to this project. Reopening the mine will be subject to significant costs and risks. We will require site approval and various permits from the State of New Mexico and the Bureau of Land Management, which we may be unable to obtain in a timely manner or on reasonable terms, or at all. In addition, oil and gas lessees or other third parties in the region may oppose our permitting process, which may further delay or prevent the reopening of the mine. Even if we obtain all required approvals, it may be several years before the mine produces potash, and construction of the solar ponds and refurbishing of the mine facilities may take longer or cost significantly more than we expect. We may be unable to produce potash economically from the HB Mine if reopened, or our profitability from the project may be lower than we expect.

We are also considering various other potential opportunities for revenue and strategic growth, including potentially reopening the idled North Mine. These potential plans are at an early stage, and we may not actually proceed with any of them. If we do choose to proceed with any such opportunity, the project may not succeed, despite our having made substantial investments; it may cost significantly more than we expect; or we may encounter additional risks which we cannot anticipate at this time.

The market for langbeinite is still developing and could be affected by new market entrants or the introduction of langbeinite alternatives.

Langbeinite, a low-chloride source of potassium, is produced by Intrepid Potash and Mosaic from the only known langbeinite reserves located in the Carlsbad, New Mexico region. The demand for langbeinite has been limited due mostly to its limited supply and availability, and it is difficult to determine how the supply, demand and pricing for langbeinite will develop. Furthermore, additional competition in the market for langbeinite and comparable products exists and may increase in the future. A German company is currently producing a low-chloride fertilizer similar to langbeinite, and Chinese producers are working on a project to synthesize langbeinite from brines, with a goal of producing significant amounts of langbeinite by 2010. We plan to sell a significant amount of langbeinite in China, and these sales may be reduced to the extent China is able to produce its own product internally. Other companies may currently or in the future seek to create and market chemically similar alternatives to langbeinite. The market for langbeinite and our langbeinite sales may be affected by the success of these and other competitive sources for langbeinite, which could materially adversely affect the viability of our langbeinite business and our operating results and financial condition.

As a potash-only producer, we are less diversified than nearly all of our competitors, and a decrease in the demand for potash and langbeinite or increase in potash supply could have a material adverse effect on our financial condition and results of operations.

We are dedicated exclusively to the production and marketing of potash and langbeinite, whereas nearly all of our competitors are diversified, primarily into other nitrogen and phosphate-based fertilizer businesses and other chemical and industrial businesses. As a result of our potash focus and domestic geographic focus, we would likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified and our sales more global. A decrease in the demand for potash and langbeinite could have a material adverse effect on our financial condition and results of operations. Similarly, a large increase in potash supply could also materially impact our financial condition more than our diversified competitors.

Inflows of water into our potash mines from heavy rainfall or groundwater could result in increased costs and production down time and may require us to abandon a mine, either of which could adversely affect our operating results.

Major weather events such as heavy rainfall can result in water inflows into our mines. In October 2006, water inflows from rainfall caused unused utilities in a mine shaft at our West Mine to break loose and block the mine shaft. As a result, we were forced to shut down the West Mine for 54 days to remove the utilities and improve water controls in the shaft. The shutdown significantly lowered our 2006 potash production from the West Mine. Additionally, the presence of water-bearing strata in many underground mines carries the risk of water inflows into the mines. If we experience additional water inflows at our mines in the future, our employees could be injured and our equipment and mine shafts could be seriously damaged. We might be forced to shut down the affected mine temporarily, potentially resulting in significant production delays, and spend substantial funds to repair or replace damaged equipment. Inflows may also destabilize the mine shafts over time, resulting in safety hazards for employees and potentially leading to the permanent abandonment of a mine. We do not carry insurance to cover the risks of water inflows.

Heavy fall precipitation or low evaporation rates at our Moab and Wendover facilities could delay our potash production at those facilities, which could adversely affect our sales and operating results.

Our facilities in Moab and Wendover, Utah use solar evaporation ponds to form potash crystals from brines. This process is limited by rainfall and evaporation rates. Heavy rainfall in September and

October, just after the evaporation season ends, would temporarily reduce the amount of potash we can produce by causing the potash crystals to dissolve. Lower than average temperatures and higher than average seasonal rainfall reduce evaporation rates, which also would temporarily limit the amount of potash we are able to produce and push that production into later quarters or years. If these weather conditions occur at either or both of our Moab and Wendover facilities, we would have less potash available for sale and our sales and operating results could be materially adversely affected. In addition, we plan to use solar evaporation ponds in connection with the reopening of the HB Mine. As the number of our solar ponds increases, our production risks related to rainfall and evaporation rates will increase.

Environmental laws and regulations may subject us to significant liability and require us to incur additional costs in the future.

We are subject to many environmental, health and safety laws and regulations, including laws and regulations relating to mine safety, mine land reclamation, remediation of hazardous substance releases, and the regulation of discharges into the soil, air and water. Operations by us and our predecessors have involved the historical use and handling of regulated substances, refined petroleum products, potash, salt, related potash and salt by-products, and process tailings. These operations resulted, or may have resulted, in soil, surface water and groundwater contamination. At some locations, there are areas where salt-processing waste, building materials (including asbestos-containing transite) and ordinary trash may have been disposed or buried, and have since been closed and covered with soil and other materials. Under environmental remediation laws such as the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability is imposed, without regard to fault or to the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties”) who are considered to have contributed to the release of “hazardous substances” into the environment. We may in the future incur material liabilities under CERCLA and other environmental remediation laws, with regard to our current or former facilities, adjacent or nearby third party facilities or off-site disposal locations. Under CERCLA, or its various state analogues, one party may, under some circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties.

Previously, governmental agencies have required us to undertake certain remedial activities to address identified site conditions. For example, we have worked with Utah officials to address asbestos-related issues at our Moab Mine. Many of our facilities also contain permitted asbestos landfills, some of which have been closed. Additionally, we are currently working with federal officials to resolve issues concerning the disposal of asbestos-containing transite at an unpermitted location at our West Mine, which may require additional removal of transite material, a land swap or another remedy.

Additionally, certain environmental laws, such as the U.S. Clean Water Act and the U.S. Clean Air Act, regulate and permit discharges of pollutants and contaminants into the environment. Violations of these environmental, health and safety laws are subject to civil, and in some cases criminal, sanctions. We may in the future incur material liabilities under the Clean Water Act, the Clean Air Act, or similar federal and state laws due to:

•	changes in the interpretation of environmental laws;

•	modifications to current environmental laws;

•	the issuance of more stringent environmental laws in the future; or

•	malfunctioning process or pollution control equipment.

For example, our water disposal processes rely on dikes and reclamation ponds which could breach or leak, resulting in a possible release into the environment. Moreover, although the North and

East Mines in New Mexico and the Moab Mine in Utah are designated as zero discharge facilities under the applicable water quality laws and regulations, these mines may experience some discharges during significant rainfall events. Also, changes to existing environmental laws or permits, or the issuance of more stringent environmental laws or permits, could require additional equipment, facilities, or employees to address water disposal issues.

Mining and processing of potash also generates residual materials that must be managed both during the operation of the facility and upon facility closure. For example, potash tailings, consisting primarily of salt, iron and clay, are stored in surface disposal sites and require management. At least one of our New Mexico mining facilities, the HB Mine, may have issues regarding lead in the tailings pile. During the life of the tailings management areas, we have incurred and will continue to incur significant costs to manage potash residual materials in accordance with environmental laws and regulations and permit requirements.

As a potash producer, we currently are exempt from certain State of New Mexico mining laws related to reclamation obligations. If this exemption were to be eliminated or restricted in the future, we might be required to incur significant expenses related to reclamation at our Carlsbad, New Mexico facilities.

Government and public emphasis on environmental issues can be expected to result in future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and operating results. For more information, see “Business—Environmental, Health and Safety Matters” beginning on page 107.

In connection with the transactions contemplated by the exchange agreement, we will assume past, present and future liabilities related to Intrepid Mining’s business, and may be subject to liabilities of Intrepid Mining that are currently unknown and that may have a material adverse effect on our profitability, operating results and stock price.

Pursuant to the exchange agreement we will enter into with Intrepid Mining in connection with this offering, we will agree to assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in more detail under “The Formation Transactions” beginning on page 67. The liabilities we will assume include liabilities that may arise from circumstances existing on the closing of this offering that are currently unknown to us or Intrepid Mining. Any such unknown liabilities may be significant and may have a material adverse effect on our profitability and results of operations. The exchange agreement will not contain any representations or warranties concerning those liabilities. As a result, we will not be entitled to contractual indemnification from Intrepid Mining or its members for any losses that we incur related to liabilities assumed under the exchange agreement. We will be required to indemnify Intrepid Mining from any liability or obligation of Intrepid Mining that we assume. In addition, if any liabilities that we assume are not reflected on our balance sheet, we would be required to record a charge during each period that such liabilities became known, probable and estimable. Any such charges, if material, could have an unanticipated and significant adverse effect on our operating results and stock price.

Our indebtedness could adversely affect our financial condition and impair our ability to operate our business.

As of the completion of this offering, we expect to have no outstanding borrowings under our credit facility. Our credit facility will allow us to borrow up to $125 million. Our indebtedness could have important consequences, including the following:

•	it may limit our ability to borrow money or sell additional shares of common stock to fund our working capital, capital expenditures and debt service requirements;

•	it may limit our flexibility in planning for, or reacting to, changes in our business;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	it may make us more vulnerable to a downturn in our business or the economy;

•	it will require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

•	it may materially and adversely affect our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

In addition, our credit facility will contain financial and other restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 45.

Mining is a capital-intensive business, and the inability to fund necessary or desirable capital expenditures could have an adverse effect on our growth and profitability.

Mining is a capital-intensive business. We anticipate making significant capital expenditures over the next several years in connection with the development of new projects such as reopening the HB Mine, the various expansions at our existing operating facilities and sustaining existing operations. Costs associated with capital expenditures have escalated on an industry-wide basis over the last several years, largely as a result of major factors beyond our control such as increases in the price of natural gas, steel and other commodities. As costs associated with capital expenditures continue to increase, we could have difficulty funding or be unable to fund needed or planned capital expenditures, which would limit the expansion of our production or the inability to sustain our existing operations at optimal levels. Increased costs for capital expenditures could also have an adverse effect on the profitability of our existing operations and returns from our new projects.

Market upheavals due to global pandemics, military actions, terrorist attacks and any global and domestic economic repercussions from those events could reduce our sales and revenues.

Global pandemics, actual or threatened armed conflicts, future terrorist attacks or military or trade disruptions affecting the areas where we or our competitors do business may disrupt the global market for potash. As a result, our competitors may increase their sales efforts in our geographic markets and pricing of potash may suffer. If this occurs, we may lose sales to our competitors or be forced to lower our prices, which would reduce our revenues. In addition, due to concerns related to terrorism or the potential use of certain fertilizers as explosives, local, state and federal governments could implement new regulations impacting the production, transportation, sale or use of potash. Any such regulations could result in higher operating costs or limitations on the sale of our potash and could result in significant unanticipated costs, lower revenues and reduced profit margins.

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

Because our operations are conducted through our subsidiaries, our ability to make payments on our indebtedness and pay dividends, if any, to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. None of our subsidiaries is obligated to make funds available to us for payment on our indebtedness or to pay any dividends to holders of our common stock. Future financing arrangements of our subsidiaries, such as project financing, may significantly restrict or prohibit our subsidiaries from paying dividends or otherwise transferring assets to us.

If we are unsuccessful in negotiating new collective bargaining agreements, we may experience significant increases in the cost of labor or a disruption in our Wendover operations.

As of March 31, 2008, we had 734 employees. Approximately 5% of our workforce, consisting solely of employees at our Wendover Facility, is represented by labor unions. Our collective bargaining agreement with our employees in Wendover will expire on May 31, 2008. Although we believe that our relations with our employees are good, as a result of general economic, financial, competitive, legislative, political and other factors beyond our control, we may not be successful in negotiating new collective bargaining agreements. Such negotiations may result in significant increases in the cost of labor and a breakdown in such negotiations could disrupt our Wendover operations. If employees at any of our other facilities were to unionize in the future, these risks would increase.

Risks Related to This Offering

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this initial public offering, there has not been a public market for our common stock. Furthermore, because current members of Intrepid Mining will beneficially own approximately 67.9% of our common stock immediately following this offering, only a limited number of our shares are likely to be actively traded and an active market in our shares may not develop. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any shares that you buy.

The initial public offering price for the common stock was determined by negotiations among us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.

Our common stock price may be volatile and you may lose all or part of your investment.

Securities markets worldwide experience significant price and volume fluctuations in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly and without regard to our operating performance, and you may not be able to resell your shares at or above the offering price. Those fluctuations could be based on various factors in addition to those otherwise described in this prospectus, including:

•	our operating performance and the performance of our competitors;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who follow Intrepid Potash or other companies in our industry;

•	variations in general economic, market and political conditions;

•	the number of shares to be publicly traded after this offering;

•	actions of our current stockholders, including sales of common stock by current members of Intrepid Mining or our directors and executive officers;

•	the arrival or departure of key personnel; and

•	other developments affecting us, our industry or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. These fluctuations may be unrelated to the operating performance of particular companies. These broad market fluctuations may cause declines in the market price of our common stock. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company or its performance, and those fluctuations could materially reduce our common stock price.

If securities or industry analysts do not publish research or reports about us, our business or our market, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more of the analysts who cover us change their recommendation regarding our stock adversely, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose viability in the financial markets, which in turn could cause our stock price or trading volume to decline.

Future sales of our common stock, or the perception that such sales may occur, could depress our common stock price.

Sales of a substantial number of shares of our common stock, or the perception that such sales may occur, following this offering could depress the market price of our common stock. This would include sales by current members of Intrepid Mining. Under our restated certificate of incorporation, we will be authorized to issue up to 100,000,000 shares of common stock, of which 74,846,000 shares will be outstanding after completion of this offering. Shares of our common stock held by our affiliates will continue to be subject to the volume and other restrictions of Rule 144 under the U.S. Securities Act of 1933, or the Securities Act. We and all of our executive officers and directors, as well as the current members of Intrepid Mining, will enter into lock-up agreements described under the caption “Underwriting”. Of the shares outstanding after completion of this offering, 74,846,000 shares will be freely tradable after the expiration date of the lock-up agreements, excluding any shares acquired by persons who may be deemed to be our affiliates. Each of the current members of Intrepid Mining and their affiliates will have the ability to cause us to register, after the expiration date of such member’s lock-up agreement, some or all of the shares held by such member and its affiliates, as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement”. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to the lock-up. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock.

In addition, immediately following this offering, we intend to file a registration statement registering under the Securities Act the shares of common stock reserved for issuance under our 2008 Equity Incentive Plan. See the information under the heading “Shares Eligible for Future Sale” for a more detailed description of the shares that will be available for future sales upon completion of this offering.

We may issue additional securities, including securities that are senior in right of dividends, liquidation and voting to the common stock, without your approval, which would dilute your existing ownership interests.

Our restated certificate of incorporation will allow us to issue up to 25,154,000 additional shares of common stock and up to 20,000,000 shares of preferred stock at any time without the approval of our stockholders, except as may be required by applicable NYSE rules. Our board of directors may approve the issuance of preferred stock with terms that are senior to our common stock in right of dividends, liquidation or voting. The issuance by us of additional common shares or other equity securities of equal or senior rank will have the following effects:

•	our stockholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding common share may be diminished; and

•	the market price of the common stock may decline.

We will enter into a director designation and voting agreement with our original stockholders and, in the aggregate, our original stockholders will have sufficient voting power to control decisions that require the approval of our stockholders.

Immediately following the completion of this offering, our original stockholders, in the aggregate, will own approximately 67.9% of our common stock, or approximately 63.1% if the underwriters’ option to purchase additional shares is exercised in full. We will enter into a director designation and voting agreement with our original stockholders, wherein they will each agree to designate one candidate for nomination and election to the board and to vote their shares in favor of the others’ candidates and we will agree to use our best efforts to assure that such designees are included in the slate of nominees to the board and recommended for election. As a result of the director designation and voting agreement and the voting power of the shares they hold, our original stockholders will be able to control the election of three of the members of our board without the vote of any other stockholder. Furthermore, our original stockholders, in the aggregate, will continue to have the ability to approve any transaction that requires the approval of stockholders, regardless of whether our other stockholders believe that any such transaction is in their own best interests.

Non-U.S. holders may be subject to U.S. taxation under the Foreign Investment in Real Property Tax Act.

We believe that upon completion of the formation transactions, we will be a “United States real property holding corporation” for U.S. federal income tax purposes. As a result, under U.S. federal income tax laws enacted as part of the Foreign Investment in Real Property Tax Act, non-U.S. holders of our common stock may be subject to U.S. federal withholding tax or U.S. federal income tax, or both, and may be required to file U.S. tax returns with respect to gain on the disposition of, and certain distributions with respect to, our common stock. Non-U.S. holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences that may arise from our expected characterization as a “United States real property holding corporation”. See the discussion under the headings “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders—Distributions” and “Material U.S. Federal Income Tax Considerations—Non-U.S. Holders—Dispositions”.

We will incur increased costs as a result of being a publicly-traded company.

We have no history operating as a publicly-traded company. As a publicly-traded company, we will incur significant legal, accounting and other expenses that we would not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC and the NYSE, have required changes in corporate governance practices of publicly-traded companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we will be required to have at least three independent directors, create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal control over financial reporting. In addition, we will incur additional costs associated with our publicly-traded company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We estimate that we will incur $2.0 million of incremental costs per year associated with being a publicly-traded company; however, it is possible that our actual incremental costs of being a publicly-traded company will be higher than we currently estimate.

We will not be fully subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 until the end of 2009. If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud and, as a result, our business could be harmed and current and potential stockholders could lose confidence in us, which could cause our stock price to fall.

We will be required to document our system and process evaluation and testing (and any necessary remediation) to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which we expect will first apply to us for our fiscal year ended December 31, 2009. As a result, we expect to incur substantial additional expenses and diversion of management’s time. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to accurately report our financial results or prevent fraud and might be subject to sanctions or investigation by regulatory authorities, such as the SEC or the NYSE. Any such action could harm our business or investors’ confidence in us, and could cause our stock price to fall.

You will experience immediate and substantial dilution in net tangible book value per share of common stock.

The initial public offering price of the common stock will be substantially higher than the pro forma combined net tangible book value per share of our outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in net tangible book value in the amount of $22.78 per share. See “Dilution”.

We do not intend to pay dividends for the foreseeable future.

Other than the formation distribution, we have never declared or paid any dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. See “Dividend Policy” and “The Formation Transactions”.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various barriers to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, our restated certificate of incorporation and restated bylaws will contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. Among other things, these provisions:

•

authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, except as may be required by applicable NYSE rules, with rights senior to those of common stock;

•	do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	prohibit stockholders from calling special meetings of stockholders;

•	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

•	require vacancies and newly created directorships on the board of directors to be filled only by a majority of the directors then serving on the board;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting; and

•	classify our board of directors so that only some of our directors are elected each year.

These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders’ receiving a premium over the market price for their common stock. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws”.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “potential”, “should”, “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future operating results or of our financial position or state other forward-looking information. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to the following:

•	changes in the price of potash or langbeinite;

•	operational difficulties at our facilities;

•	changes in demand and/or supply for potash or langbeinite;

•	changes in our reserve estimates;

•	our ability to achieve the initiatives of our business strategy, including but not limited to the development of the HB Mine as a solution mine;

•	changes in the prices of our raw materials, including but not limited to the price of natural gas;

•	fluctuations in the costs of transporting our products to customers;

•	changes in labor costs and availability of labor with mining expertise;

•	the impact of federal, state or local government regulations, including but not limited to environmental and mining regulations;

•	competition in the fertilizer industry;

•	declines in U.S. agricultural production;

•	declines in oil and gas drilling;

•	changes in economic conditions;

•	adverse weather events at our facilities;

•	our ability to comply with covenants inherent in our current and future debt obligations to avoid defaulting under those agreements; and

•	other risks described under “Risk Factors”.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty. Before you invest in our common stock, you should be aware that the occurrence of the events described in “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial position.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $559.8 million, after deducting estimated underwriting discounts and commissions and other expenses of the offering payable by us. For purposes of estimating our net proceeds, we have assumed that the initial public offering price of the shares of common stock will be $25.00, which is the midpoint of the price range set forth on the cover page of this prospectus, and no exercise of the underwriters’ option to purchase additional shares of common stock. A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) net proceeds to us from this offering by approximately $22.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and would increase (decrease) the amount of net proceeds payable to Intrepid Mining pursuant to the exchange agreement by an equal amount. Assuming that the underwriters exercise their option to purchase additional shares in full, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from the exercise of the option to purchase additional shares by approximately $3.4 million, after deducting underwriting discounts and commissions, and would increase (decrease) the cash payable to Intrepid Mining pursuant to the formation distribution by an equal amount.

We expect to apply the net proceeds from this offering as follows:

•

approximately $419.8 million (approximately 75.0% of the net proceeds from this offering) will be paid to Intrepid Mining (together with 47,239,000 shares of our common stock) in exchange for all of Intrepid Mining’s assets other than cash;

•

based on outstanding amounts as of December 31, 2007, approximately $82.5 million (approximately 14.7% of the net proceeds from this offering) will be used by us for repayment of debt assumed from Intrepid Mining pursuant to the exchange agreement, leaving us with no outstanding debt; and

•

the remainder of the net proceeds, $59.2 million of cash in the December 31, 2007 pro forma combined as adjusted balance sheet, will be used to fund production expansions and other growth opportunities and for general corporate purposes. (The $59.2 million is adjusted for $1.7 million of transaction fees paid in 2007.)

We will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions”. As of December 31, 2007, the total debt outstanding under the existing senior credit facility was $101.4 million, which bore interest at a weighted average interest rate of 6.62%. As of March 31, 2008, Intrepid Mining had $101.9 million outstanding under the existing senior credit facility. The $125.0 million revolving portion of the existing senior credit facility matures on March 9, 2012, and the $50.0 million term loan portion matures on March 9, 2014, with required payments of $1.25 million due quarterly until maturity. As of the date of this prospectus, we have received approval to further amend the facility to accommodate the repayment and cancellation of the term loan. With the repayment of the term loan, we will have full availability under our $125 million revolving senior credit facility. The existing senior credit facility was refinanced on March 9, 2007 to permit the redemption by Intrepid Mining of the membership interests of Long Canyon, LLC and to provide available credit for our capital spending program. The net proceeds we receive from the exercise of the option to purchase additional shares will be used to pay the formation distribution to Intrepid Mining. Any amount of the formation distribution that is not paid in cash will be paid in shares of our common stock.

After the completion of this offering, Intrepid Mining will liquidate and distribute its remaining assets, including the cash and common stock received pursuant to the exchange agreement and the right to receive the formation distribution, to the current members of Intrepid Mining.

DIVIDEND POLICY

With the exception of the dividend described below, we have never declared or paid any dividends on our common stock. We anticipate that we will retain any future earnings for the operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, including our credit agreement, capital requirements, business prospects and other factors our board of directors may deem relevant.

As described under “The Formation Transactions”, we will declare a dividend to Intrepid Mining before the closing of this offering. This dividend, which we refer to in this prospectus as the “formation distribution”, will be paid in 3,600,000 shares of our common stock; provided, however, that for each share of our common stock purchased by the underwriters pursuant to their option to purchase 3,600,000 additional shares, the number of shares payable pursuant to the formation distribution will be reduced, one-for-one, and in lieu of such shares, we will pay cash in an amount equal to the net proceeds, before offering expenses but after underwriting discounts and commissions, we receive from the exercise of the underwriters’ option to purchase additional shares. The formation distribution will be payable to Intrepid Mining, the holder of record of the common stock prior to this offering, upon the earlier of the expiration or the exercise of the option to purchase additional shares.

CAPITALIZATION

The following table sets forth as of December 31, 2007:

•	our pro forma combined cash and cash equivalents and capitalization; the pro forma combined amounts represent the combined balance sheets of Intrepid Potash and Intrepid Mining; and

•

our pro forma combined cash and cash equivalents and capitalization on an as adjusted basis reflecting (a) the formation transactions, (b) the sale of 24,000,000 shares of common stock in this offering by us at an assumed initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (c) the repayment of debt, and (d) other related adjustments as described in the footnotes to the Unaudited Pro Forma Combined As Adjusted Balance Sheet on page 43.

You should read this table together with the sections of this prospectus entitled “Use of Proceeds” beginning on page 32, the Unaudited Pro Forma Combined As Adjusted Financial Information beginning on page 41, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 45, as well as our financial statements and related notes and the other financial information appearing elsewhere in this prospectus. The data assume that there has been no exercise, in whole or in part, of the underwriters’ option to purchase additional shares of our common stock in this offering and that the formation distribution payable to Intrepid Mining is paid in 3,600,000 shares of our common stock.

	December 31, 2007
	Pro Forma Combined	Pro Forma Combined As Adjusted
	(in thousands)
Cash and cash equivalents	$1,961	$59,215	(1)

Total debt, including current portion	$101,355	$5	(2)

Members’ equity	10,397	—	(3)

Stockholders’ equity:

Common stock, $0.001 par value; 1,000 shares authorized, 1,000 shares issued and outstanding actual, 74,846,000 shares issued and outstanding as adjusted	—	75	(3)

Additional paid-in capital	1	351,490	(3)

Accumulated other comprehensive loss	—	(638	)(3)

Total stockholders’ equity	10,398	350,927	(3)

Total capitalization	$111,753	$350,932

(1)	The $59.2 million balance consists of net proceeds of $559.8 million from this offering, less the $419.8 million distribution to Intrepid Mining, less $82.5 million for the repayment of outstanding bank debt, and is adjusted for $1.7 million of transaction fees paid in 2007. The pro forma combined as adjusted cash and cash equivalents excludes $2.0 million of cash that will be retained by Intrepid Mining.
(2)	The pro forma combined as adjusted debt is net of the repayment of $82.5 million of bank debt and the $18.9 million of bank debt retained by Intrepid Mining. The remaining amount is a capital lease.

(3)	The pro forma combined as adjusted total stockholders’ equity is comprised of the following elements:

Contribution of members’ equity	$10.4
Net proceeds from the offering	559.8
Distribution paid to Intrepid Mining of $419.8 million excluding $18.9 million in debt retained by Intrepid Mining	(400.9)
Cash retained by Intrepid Mining	(2.0)
Deferred tax adjustment for step-up in tax basis	184.1
Other adjustment	(0.5)

$350.9

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) net proceeds to us from this offering by approximately $22.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and would increase (decrease) the amount of net proceeds payable to Intrepid Mining pursuant to the exchange agreement by an equal amount, resulting in no change to total stockholders’ equity or total capitalization.

The outstanding share information as of December 31, 2007 shown in the table above excludes 5,000,000 shares of common stock to be reserved for issuance under our 2008 Equity Incentive Plan. As of December 31, 2007, no options to purchase shares of common stock were outstanding.

DILUTION

If you purchase our common stock in the offering, you will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of our common stock exceeds the net tangible book value per share of our common stock after the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equal our total assets less intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of common shares outstanding. The number of shares of our common stock outstanding after this offering will be 74,846,000 (including 3,600,000 shares that will be sold to the underwriters pursuant to the exercise of their option to purchase additional shares or, to the extent the option to purchase additional shares is not exercised, distributed to the current members of Intrepid Mining pursuant to the formation distribution, but excluding 607,500 shares of unvested restricted stock that will be granted by Intrepid Potash on or around the completion of this offering). As of December 31, 2007, our pro forma combined net tangible book value was $9.0 million and our pro forma combined net tangible book value per share was $0.12.

After giving effect to the sale of 24,000,000 shares of common stock in the offering at an initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the distribution of 3,600,000 shares of common stock to the current members of Intrepid Mining pursuant to the formation distribution, the formation transactions and the application of the estimated net proceeds from the offering, our pro forma adjusted net tangible book value as of December 31, 2007 would have been $165.9 million, or $2.22 per share.(1) This represents an immediate increase in net tangible book value of $2.10 per share to the original stockholders and an immediate dilution of $22.78 per share to new investors purchasing shares in the offering.(2) The following table illustrates this per share dilution:

Assumed initial public offering price per share		$25.00
Pro forma combined net tangible book value per share as of December 31, 2007	$0.12
Increase in net tangible book value per share attributable to new investors	7.48
Decrease in net tangible book value per share distributed to existing stockholders	(5.38)

Pro forma combined as adjusted net tangible book value per share after the offering and the formation transactions		2.22

Pro forma dilution per share to new investors		$(22.78)

A $1.00 increase (decrease) in the assumed initial public offering price per share would result in no change to our net tangible book value per share after the offering, and would increase (reduce) dilution per share to new investors by approximately $0.94, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Assuming that the underwriters exercise their option to purchase additional shares in full, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from the exercise of the option to purchase additional shares by approximately $3.4 million, after

(1)	A 10% increase in the number of shares of common stock, assuming an initial public offering price of $25.00 (the midpoint of the price range set forth on the cover page of this prospectus), would result in no change to our net tangible book value as of December 31, 2007.
(2)	A 10% increase in the number of shares of common stock sold, assuming an initial public offering price of $25.00 (the midpoint of the price range set forth on the cover page of this prospectus), would result in no change to our net tangible book value per share.

deducting the estimated underwriting discounts and commissions, and would increase (decrease) the cash payable to Intrepid Mining pursuant to the formation distribution by an equal amount. Any amount of the formation distribution payable to Intrepid Mining that is not paid in cash will be paid in shares of our common stock.

As of the date of completion of this offering, we will issue 607,500 shares of restricted common stock to employees and consultants and 6,000 shares of stock to non-employee directors pursuant to the 2008 Equity Incentive Plan. This number of shares has been determined by assuming an initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus). This total number of shares includes a total of 228,000 restricted shares valued at $5.7 million that will vest in early January 2009, a total of 379,500 restricted shares valued at $9.5 million that will vest in four equal installments over the first four anniversary dates of the completion of this offering and a grant of 6,000 shares to our non-employee directors which are unrestricted and will be awarded upon the completion of the offering. To the extent these restricted shares vest, there will be further dilution to new investors over time, but not immediately as services must be performed to earn these shares.

The following table illustrates, on the pro forma combined as adjusted basis described above as of December 31, 2007, the total number of shares held, total consideration paid and average price per share paid by existing stockholders and by new investors for the common stock, assuming the sale of shares of common stock in the offering at an initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus:

	Assuming No Exercise of Underwriters’ Option
	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands)
Existing stockholders	50,840,000	67.9%	$(409,432)	NM	%	$(8.05)

New investors	24,000,000	32.1	600,000	NM		25.00

Total	74,840,000	100.0%	$190,568	100.0%		$2.55

	Assuming Full Exercise of Underwriters’ Option
	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands)

Existing stockholders	47,240,000	63.1%	$(504,832)	NM	%	$(10.69)

New investors	27,600,000	36.9	690,000	NM		25.00

Total	74,840,000	100.0%	$185,168	100.0%		$2.47

SELECTED HISTORICAL AND PRO FORMA COMBINED AS ADJUSTED FINANCIAL AND OPERATING DATA

The following tables show selected historical financial and operating data of Intrepid Mining and pro forma combined as adjusted financial and operating data of Intrepid Mining and Intrepid Potash for the periods and as of the dates indicated. The historical financial statements included in this prospectus reflect the results of operations of Intrepid Mining. The selected historical financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from Intrepid Mining’s audited consolidated financial statements and related notes included elsewhere in this prospectus. The following selected historical financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from Intrepid Mining’s audited consolidated financial statements, which are not included in this prospectus.

The selected pro forma combined as adjusted financial and operating data for the year ended December 31, 2007 is derived from the unaudited pro forma combined as adjusted financial statements of Intrepid Mining and Intrepid Potash. The pro forma adjustments have been prepared as if certain transactions to be effected upon completion of this offering had taken place on December 31, 2007, in the case of the pro forma combined as adjusted balance sheet, or as of January 1, 2007, in the case of the pro forma combined as adjusted statements of operations for the year ended December 31, 2007. The transactions reflected in the pro forma adjustments assume that Intrepid Potash will complete its initial public offering of common stock, receive a transfer of all of the nonmonetary assets of Intrepid Mining, and assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining in exchange for stock and cash, as described in the exchange agreement discussed under “The Formation Transactions”. The pro forma combined as adjusted financial information should not be relied upon as being indicative of Intrepid Potash or Intrepid Mining’s results of operations or financial condition had the transactions been completed on January 1, 2007, with respect to the pro forma combined as adjusted statements of operations, or as of December 31, 2007, with respect to the pro forma combined as adjusted balance sheet.

You should read the selected historical consolidated financial and operating data and the pro forma combined as adjusted financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the “Unaudited Pro Forma Combined Financial Information” and the historical financial statements and related notes of Intrepid Mining and Intrepid Potash appearing elsewhere in this prospectus.

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands, except per share data)
Statement of Operations Data(1)(2):
Sales	$213,459	$213,459	$152,709	$151,280	$111,490	$13,262
Freight costs	21,095	21,095	12,178	9,519	10,039	1,585
Warehousing and handling costs	5,479	5,479	3,879	2,759	1,997	300
Cost of goods sold(3)	134,387	134,387	110,995	97,103	67,334	6,473

Gross margin	52,498	52,498	25,657	41,899	32,120	4,904
Selling and administrative	24,155	15,997	10,054	7,530	7,065	1,958
Other operating—net(4)	190	190	(4,386)	329	327	279

Operating income	28,153	36,311	19,989	34,040	24,728	2,667
Interest expense	170	9,350	2,907	1,473	1,802	612
Other non-operating(5)	(2,723)	(2,723)	(7,016)	(47)	(195)	(64)

Income from continuing operations	30,706	$29,684	$24,098	$32,614	$23,121	$2,119

Pro forma income tax(6)	12,129

Pro forma income from continuing operations	$18,577

Pro Forma Share and Per Share Data (unaudited)(7):
Pro forma net income per share:
Basic	$0.25

Diluted	$0.25

Pro forma weighted average shares outstanding:
Basic	74,922,000

Diluted	75,453,500

	Pro Forma Combined As Adjusted December 31, 2007	As of December 31,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands)
Selected Balance Sheet Data:
Cash and cash equivalents	$59,215	$1,960	$286	$157	$2,169	$ 452
Total current assets	102,981	47,447	50,853	29,124	33,726	6,795
Total assets	385,907	146,727	129,314	106,506	90,310	24,083
Total current liabilities	25,316	30,315	24,112	19,061	24,578	1,754
Total debt(8)(9)	5	101,355	132,189	37,156	36,387	12,379
Stockholders’ equity (deficit)(9)	350,927	10,397	(31,458)	42,485	23,192	7,369

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands)
Other Financial Data:
EBITDA(10)	$40,280	$48,502	$35,033	$39,580	$28,445	$4,009
Depreciation, depletion, amortization and accretion	9,404	9,468	8,028	5,493	3,522	1,278
Capital expenditures	(31,168)	(31,168)	(12,391)	(21,733)	(8,936)	(3,020)
Acquisition costs	—	—	—	—	(38,473)	—

(footnotes on following page)

(1)	In early 2004, we acquired the potash assets of Mississippi Potash, Inc., Reilly Chemical, Inc. and Eddy Potash, Inc. As a result, the magnitude of the operations, assets and liabilities, and cash-flows all increased significantly relative to those in 2003.
(2)	In 2006, the results of operations were depressed principally by the ramp-up of a new plant, a partially insured business interruption at the West Mine, and insured property damage arising from severe wind damage to the warehouse at the East Mine.
(3)	When by-product inventories are sold, a by-product credit to the cost of goods sold is recognized.
(4)	2007 and 2006 “Other operating—net” includes $0.4 million and $4.9 million, respectively, in business interruption insurance settlements. See note (2).
(5)	2007 and 2006 “Other non-operating” includes $3.2 million and $6.7 million, respectively, in property damage settlements. See note (2).
(6)	A pro forma provision for income taxes at statutory rates has been made in the financial statements on the assumption that Intrepid Mining was a taxable entity for the respective period presented. As a limited liability company, Intrepid Mining’s taxable income was included in its members’ income tax returns whereas Intrepid Potash will be subject to income tax as a corporation.
(7)	Pro forma net income per share is based on the weighted average number of shares of common stock outstanding after giving effect to the offering, assuming that the offering had occurred as of the beginning of the earliest period presented. Basic shares include the estimated 74,846,000 shares that will be outstanding at the initial public offering, plus the 76,000 weighted average shares that relate to stock awards with a vesting period of less than one year. The adjustment for diluted shares includes the impact of the number of the remaining nonvested shares that are expected to be awarded upon the completion of the initial public offering. The diluted weighted average shares total 75,453,500 shares.
(8)	In most periods, we have reduced our revolving debt rather than maintaining large cash balances.
(9)	On December 28, 2006, a member’s interest was redeemed at a cost of $100 million, which included a $95 million note paid in March 2007. The redemption was recognized as an equity distribution resulting in a members’ deficit as of December 31, 2006.
(10)	We define EBITDA as income from continuing operations before interest, income taxes, depreciation, depletion, amortization and accretion. EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements to assess:
•	the financial performance of our assets without regard to financing methods, capital structure or historical cost basis;
•	our operating performance and return on capital as compared to other companies in the fertilizer business, without regard to financing or capital structure; and
•	the viability of acquisitions and capital expenditure projects and the overall rates of return on alternative investment opportunities.

The economic substance behind management’s use of EBITDA is to measure the ability of our assets to generate cash sufficient to be utilized for capital investment, pay interest costs, support our indebtedness and pay dividends, if any, to our investors.

The GAAP measure most directly comparable to EBITDA is income from continuing operations. Our non-GAAP financial measure of EBITDA should not be considered as an alternative to GAAP income from continuing operations. EBITDA is not a presentation made in accordance with GAAP and has important limitations as an analytical tool. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA excludes some, but not all, items that affect income from continuing operations and is defined differently by different companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies.

Management compensates for the limitations of EBITDA as an analytical tool by reviewing the comparable GAAP measures, understanding the differences between the measures and incorporating this information into management’s decision-making processes.

EBITDA is calculated and reconciled to income from continuing operations in the table below:

	Pro Forma Combined As Adjusted December 31, 2007	Year Ended December 31,
		2007	2006	2005	2004	2003
	(unaudited)
	(in thousands)
Calculation of EBITDA:
Income from continuing operations	$18,577	$29,684	$24,098	$32,614	$23,121	$2,119
Income tax provision	12,129
Interest—net	170	9,350	2,907	1,473	1,802	612
Depreciation, depletion, amortization and accretion	9,404	9,468	8,028	5,493	3,522	1,278

EBITDA	$40,280	$48,502	$35,033	$39,580	$28,445	$4,009

Unaudited Pro Forma Combined As Adjusted Financial Information

Intrepid Potash was incorporated in the state of Delaware on November 19, 2007 for the purpose of completing its initial public offering and exchanging stock and cash for all of the nonmonetary assets of Intrepid Mining and assuming all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions”. Intrepid Potash intends to continue the business of Intrepid Mining in corporate form. The transfer of the nonmonetary assets from Intrepid Mining will be accounted for at historical cost because the members of Intrepid Mining will receive common stock of Intrepid Potash in connection with its initial public offering and in exchange for a controlling interest in Intrepid Potash.

The following unaudited pro forma combined as adjusted balance sheet and statement of operations as of and for the year ended December 31, 2007 present the combined results of operations and financial position of Intrepid Potash assuming the offering and related transactions described below had become effective as of January 1, 2007 with respect to the pro forma combined as adjusted statements of operations, and as of December 31, 2007 with respect to the pro forma combined as adjusted balance sheet. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable to reflect, on a pro forma basis, the impact of the historical adjustments listed below and the transaction adjustments listed below on the historical financial information of Intrepid Potash and Intrepid Mining. The adjustments as set forth below are described in detail in the notes to the unaudited pro forma combined as adjusted statements of operations and the unaudited pro forma combined as adjusted balance sheet.

Pro forma transaction adjustments include those to reflect:

•	the net proceeds of $559.8 million raised from the initial public offering of the common stock of Intrepid Potash;

•

the transfer of all of the nonmonetary assets of Intrepid Mining in exchange for $419.8 million, 47,239,000 shares of common stock and the assumption of (i) $82.5 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, including but not limited to those set forth on its balance sheet. The assets and liabilities have been recorded at the historical cost basis of Intrepid Mining;

•	the issuance of 3,600,000 shares in connection with the formation distribution;

•

the subsequent repayment of approximately $101.4 million of debt, inclusive of debt retained by Intrepid Mining, with the proceeds and the reduction in interest expense and increase in commitment fees as a result of the debt reduction;

•	the determination of the tax effects of all changes in the tax basis of the assets and liabilities exchanged;

•	the calculation of income tax provisions as if the entity had been subject to federal and state income taxes for the respective periods at the applicable statutory rates;

•	the elimination of the loan fee on the term loan facility; and

•	the 2008 Equity Incentive Plan expense of approximately $8.2 million.

You should read this unaudited pro forma combined as adjusted financial information together with the other information contained in this prospectus, including “Business”, “The Formation Transactions”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the audited historical financial statements and the notes thereto of Intrepid Potash and Intrepid Mining included elsewhere in this prospectus.

The unaudited pro forma combined as adjusted financial information is for informational purposes only and does not purport to reflect the results of operations or financial condition of Intrepid Potash and Intrepid Mining that would have occurred had they been combined during the periods presented. The pro forma combined as adjusted financial information should not be relied upon as being indicative of Intrepid Potash or Intrepid Mining’s results of operations or financial condition had the transactions been completed on January 1, 2007, with respect to the pro forma combined as adjusted statements of operations, and as of December 31, 2007, with respect to the pro forma combined as adjusted balance sheet. The pro forma combined as adjusted financial information also does not project the results of operations or financial condition for any future period or date.

	As of December 31, 2007
	Intrepid Potash, Inc.		Intrepid Mining LLC	Pro Forma Adjustments		Pro Forma Combined As Adjusted
				(unaudited)
	(in thousands)
Balance Sheet Data:
Current Assets
Cash and cash equivalents		$1	$1,960	$561,495	(1)	$59,215
				(419,831	)(2)
				(82,450	)(3)
				(1,960	)(4)
Accounts receivable
Trade		—	23,251	—		23,251
Other		—	264	—		264
Related parties		—	248	—		248
Inventory, net		—	18,501	—		18,501
Prepaid expenses and other current assets		—	3,223	(1,721	)(5)	1,502

Total current assets		1	47,447	55,533		102,981

Property, plant and equipment, net		—	63,519	—		63,519
Mineral properties and development costs, net		—	23,255	—		23,255
Long-term parts inventory, net		—	4,634	—		4,634
Other assets		—	7,872	(475	)(6)	7,397
Deferred tax assets, net(4)		—	—	184,121	(7)	184,121

Total assets		$1	$146,727	$239,179		$385,907

Current Liabilities
Accounts payable	$		$7,998	$—		$7,998
Accrued liabilities		—	16,532	—		16,532
Current installments of long-term debt		—	5,005	(5,000	)(3)	5
Other current liabilities		—	781	—		781

Total current liabilities		—	30,316	(5,000)		25,316

Long-term debt, net of current installments		—	96,350	(96,350	)(3)	—
Accrued pension liability		—	646	—		646
Asset retirement obligation		—	7,779	—		7,779
Other non-current liabilities		—	1,239	—		1,239

Total non-current liabilities		—	106,014	(96,350)		9,664

Members’ Equity		—	10,397	(10,397)		—
Stockholders’ Equity at par value of $0.001		—	—	75		75
Additional Paid-In Capital in excess of par		1	—	351,489		351,490
Accumulated other comprehensive loss		—	—	(638)		(638)

Total Members’/Stockholders’ Equity		1	10,397	340,529	(1)(2)(3)(4)(5)(6)(7)	350,927

Total Liabilities and Members’/Stockholders’ Equity		$1	$146,727	$239,179		$385,907

(1)	To reflect the net proceeds of $561.5 million, prior to deduction of $1.7 million for prepaid expenses, raised from the completion of this offering at an assumed price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), net of estimated underwriting discounts and commissions and estimated offering costs of $38.5 million, exclusive of $1.7 million of prepaid expenses.
(2)	To reflect the payment of $419.8 million, the issuance of 50,839,000 shares of common stock to the members of Intrepid Mining, (including 3,600,000 shares distributed subject to the underwriters’ option to purchase additional shares) and the assumption of (i) $82.5 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, including but not limited to those set forth on its balance sheet, pursuant to the exchange agreement in exchange for all of the assets of Intrepid Mining other than cash.

(3)	To reflect the payment of $82.5 million under Intrepid Mining’s existing senior credit facility, with proceeds of the offering. Payment of $18.9 million is also made by Intrepid Mining.
(4)	To reflect cash retained by Intrepid Mining.
(5)	To reflect application of $1.7 million of prepaid transaction expenses to equity issued.
(6)	Elimination of capitalized term loan bank fee.
(7)	To establish the net deferred tax asset for the book and tax basis difference generated as a result of the transfer to Intrepid Potash, a taxable entity, of substantially all of the assets and liabilities of Intrepid Mining, a nontaxable entity. The federal income tax basis of the assets transferred to Intrepid Potash pursuant to the exchange agreement discussed under “The Formation Transactions” will, in the aggregate, equal Intrepid Mining’s existing tax basis in the assets, increased by the amount of taxable gain recognized by Intrepid Mining in connection with the formation transactions – generally, the amount of cash received by Intrepid Mining plus the amount of the formation distribution. We expect to allocate the increase in tax basis to our property, plant and equipment and our mineral leasehold interests. As to the allocation to the mineral leasehold interests, we anticipate that percentage depletion with respect to our mineral leasehold interests will exceed cost depletion in each taxable year. Consequently, we do not expect the increased tax basis to result in any increase in federal cost recovery deductions with respect to our mineral leasehold interests.

	Year Ended December 31, 2007
	Intrepid Potash, Inc.	Intrepid Mining LLC	Pro Forma Adjustments		Pro Forma Combined As Adjusted
			(unaudited)
		(in thousands)
Statement of Operations Data:
Sales	$—	$213,459	$—		$213,459
Less: Freight costs	—	21,095	—		21,095
Warehousing and handling costs	—	5,479	—		5,479
Cost of goods sold	—	134,387	—		134,387

Gross margin	—	52,498	—		52,498

Selling and administrative	—	15,997	8,158	(8)	24,155
Accretion of asset retirement obligation	—	579	—		579
Business interruption insurance settlements	—	(389)	—		(389)

Operating income	—	36,311	(8,158)		28,153

Other income (expense)
Interest expense	—	(9,350)	9,180	(9)	(170)
Insurance settlements in excess of property losses(10)	—	3,202	—		3,202
Other income (expense)	—	(479)	—		(479)

Net income before taxes	—	29,684	1,022		30,706

Income taxes	—	—	12,129	(11)	12,129

Net income	$—	$29,684	$(11,107)		$18,577

Earnings Per Share:
Basic					$0.25

Diluted					$0.25

Weighted Average Shares Outstanding
Basic					74,922,000

Diluted					75,453,500

(8)	Represents $8.2 million for 2008 Equity Incentive Plan expense, and a reduction of $0.1 million in amortization expense resulting from the elimination of the loan fee on the term loan facility.
(9)	Represents the interest expense reduction, net of an increase in commitment fees, related to the payment of $101.4 million of indebtedness, inclusive of debt retained by Intrepid Mining, under the existing senior credit facility. The interest rate applicable to the revolving and term loans is assumed to be the average rate for the periods presented. For further discussion of the existing senior credit facility, please see notes to historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.
(10)	Intrepid Mining includes a $3.2 million gain on insurance settlements related to the destruction of a warehouse, which did not result from operating activities.
(11)	Represents the adjustment necessary for the respective period to record estimated federal and state income taxes on the income of Intrepid Mining as if Intrepid Mining had been a taxable entity during the period. The assumed tax rate is the statutory rate, and it does not include any adjustment for permanent differences.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and the other financial information that appear elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors” beginning on page 15. Our actual results may differ materially from those expressed in or implied by these forward-looking statements. See “Forward-Looking Statements” for information about such statements beginning on page 31.

Overview

Our Company

We are the largest producer of muriate of potash (MOP, or potassium chloride) in the U.S. and are dedicated to the production and marketing of potash and langbeinite (sulfate of potash magnesia), another mineral containing potassium. Potassium is one of the three primary nutrients essential to plant formation and growth. Since 2004, we have supplied, on average, 1.5% of world potash consumption and 8.5% of U.S. consumption annually, and we have supplied a considerably higher proportion of the potash consumed in the southwestern and western U.S., our core markets. We are one of two exporting producers of langbeinite, a low-chloride fertilizer that is better suited than MOP for chloride-sensitive crops. We also produce salt, magnesium chloride and metal recovery salts from our potash mining processes. We own five active potash production facilities—three in New Mexico and two in Utah—and we have the nameplate capacity to produce 1,200,000 tons of potash and 250,000 tons of langbeinite annually. We own two development assets in New Mexico—the HB Mine, which is an idled potash mine that we are in the process of reopening as a solution mine, and the North Mine. Based on our five-year operating plan, we expect that expansion opportunities at our operating facilities and the HB Mine will increase production by an aggregate of over 370,000 tons of potash and langbeinite annually.

Our History

Our management team formed Intrepid Oil & Gas, LLC on August 30, 1996, for the purpose of acquiring oil and gas leases near Moab, Utah. While mapping the area for potential oil and gas resources, we learned about the substantial local potash deposits and discovered that the only operating potash mine in the area, which was then in decline, was scheduled to close. We determined that the decline in production in Moab could be reversed by applying horizontal drilling technology, commonly used in the oil and gas industry, to create potash solution mining caverns. This represented a new approach to potash mining. Our management team formed Intrepid Mining on January 26, 2000, for the purpose of acquiring Moab Salt, Inc. from PCS for cash consideration of approximately $3 million, plus the assumption of certain liabilities and closing costs for total consideration of approximately $14.8 million. We renamed the company Intrepid Potash–Moab, LLC.

We observed that potash from Moab shared markets with potash produced in Carlsbad, New Mexico and in Wendover, Utah. Accordingly, we formulated a strategy to acquire assets in those areas in order to consolidate marketing efforts and effect operating synergies.

•

On February 29, 2004, Intrepid Mining acquired substantially all of the assets of Mississippi Potash, Inc. and Eddy Potash, Inc. from Mississippi Chemical Company for $36.6 million. These assets included the operating East and West potash mines, the North Facility compaction plant and the idled HB and North Mines, all located near Carlsbad, New Mexico. Mississippi Chemical, which filed for bankruptcy in May 2003, had long since been unable to re-invest in or properly maintain the properties due to cash flow constraints stemming from its then-failing nitrogen fertilizer business.

•

Effective April 1, 2004, Intrepid Mining purchased the potash assets of Reilly Chemical, Inc. through its wholly-owned subsidiary, Intrepid Wendover, for $10.7 million. The acquired assets included a natural brine and potash production facility on the Bonneville Salt Flats of Utah. Reilly Chemical operated a diversified business providing specialty chemicals for the agriculture, nutrition, pharmaceutical and medical, personal care, plastics, coatings and industrial markets. We saw the opportunity to use better technology, not employed by Reilly Chemical, to improve production at Wendover.

During 2006, Intrepid Mining sold substantially all of its oil and gas assets. The remaining equity interests in its wholly-owned oil and gas subsidiary, Intrepid Oil & Gas, LLC, were distributed to the members of Intrepid Mining in 2007.

Intrepid Potash was formed as a Delaware corporation on November 19, 2007 and, in connection with the completion of this offering, will receive a transfer of all of the nonmonetary assets of Intrepid Mining and will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s existing liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions”. Intrepid Mining will repay the $18.9 million that is not assumed by Intrepid Potash from the cash proceeds received from Intrepid Potash pursuant to the terms of the exchange agreement.

Our Products and Markets

Our two primary products are potash (MOP) and langbeinite (sulfate of potash magnesia). In 2007, we derived 90% of our net sales and 92% of our gross margin from potash.

Our potash is marketed for sale into three primary markets: the agricultural market as a fertilizer, the industrial market as a component in drilling fluids for oil and gas exploration and the animal feed market as a nutrient. The agricultural market represented approximately 64% of our sales in 2007, with sales to industrial and feed markets accounting for 30% and 6% of our sales, respectively. Our primary regional markets include agricultural areas west of the Mississippi River, oil and gas exploration areas in the Rocky Mountains and the Permian Basin and feedlots in Texas and other western states. In 2007, 97% of our potash sales volume was derived from sales within the U.S.

We are one of only two companies in the world that have economic reserves of langbeinite and produce langbeinite for export, the other being Mosaic. We began producing langbeinite in late 2005 and are working to expand our production and increase demand. Although Mosaic has sold langbeinite from the Carlsbad, New Mexico region since the 1950s, we believe that our entry into the market as a second producer has increased growers’ willingness to use langbeinite. Langbeinite is marketed into two primary markets: the agricultural market as a fertilizer and the animal feed market as a nutrient. We market langbeinite throughout the world, including through an exclusive marketing agreement with PCS for sales outside North America. In 2007, 60% of our langbeinite sales volume was sold in the U.S. and the remaining 40% was exported.

Key Industry Factors

We operate in a highly competitive, global industry. Potash and langbeinite are globally-traded commodities and, as a result, we compete on the basis of delivered price, timely service and product quality. Moreover, our operating results are influenced by a broad range of factors, including those outlined below.

Fertilizer Demand

Global fertilizer demand has been driven primarily by population growth, changes in dietary habits, planted acreage, crop yields, grain inventories, application rates, global economic conditions,

weather patterns and farm sector income. We expect these key variables to continue to have a significant impact on fertilizer demand for the foreseeable future. Sustained income growth and agricultural policies in the developing world also affect demand for fertilizer. As incomes grow, diets become more diverse, nutritious and protein-rich, primarily through increased meat consumption. Producing meat from livestock and poultry requires large amounts of grain for feed. Fertilizer demand is also affected by other geopolitical factors like temporary disruptions in fertilizer trade related to government intervention and changes in the buying patterns of key consuming countries.

Potash Supply

Economically recoverable potash deposits occur rarely. Virtually all potash is extracted from twenty commercial deposits located in twelve countries. According to the IFA, in 2007, six of these countries (Canada, Russia, Belarus, Germany, Israel and Jordan) accounted for approximately 87% of the world’s aggregate potash production. Companies in Canada and the former Soviet Union lead the global potash market due to the size and grade of their reserves, among other factors. The addition of new potash production is difficult because currently unexploited deposits are rare, deep in the earth and are often located in remote areas which would require significant capital investment to exploit. The most recently constructed operating mine in the world was opened in 1987. New potash supply projects are being developed primarily at areas of existing production, but are expected to take several years to become fully operational. Additional challenges faced by potash producers include mine flooding risks, aging facilities, depleting ore reserves and increasing transportation costs.

Energy Demand

Energy prices and consumption affect the potash industry in several ways. Growing demands upon existing energy supplies have supported the development of biofuels, which currently rely upon agricultural products as feedstocks. As demand and prices for these feedstocks increase, the use of fertilizer becomes more economically attractive. In addition, energy prices affect the global levels of oil and gas drilling, which often consumes potash as a drilling fluid additive. Increases in fuel prices increase the cost of transporting potash from producing to consuming regions. Increases in natural gas prices also increase the cost of producing potash.

Foreign Currency Fluctuations

Currency fluctuations can play a role in potash pricing. As the currencies of exporting countries strengthen, producers in those countries realize less sales revenue per ton when prices denominated in the recipient country’s currency are translated back into the exporter’s stronger currency. If this occurs during a period of strong potash demand, exporting producers tend to raise their potash prices in the recipient country’s currency to maintain margins in their own currency. For example, as the loonie and ruble have recently strengthened in a period of high demand, U.S. dollar prices from those exporting producers have increased. Conversely, if the currencies of exporting countries weaken, producers from those countries realize higher sales revenue per ton on exports when prices denominated in the recipient country’s currency are translated back into the exporter’s weaker currency. If this occurs in a period of slow demand, exporters could choose to lower prices to increase export volumes.

Governmental Policies

Increased recognition of the benefits of balanced fertilizer use by growers and governmental support thereof directly affects the applications rates and usage of fertilizer in the developing world. The potash market is a global market experiencing demand growth in developing countries such as China, India and Brazil. The governmental policies of these and other countries have recently been supportive of agricultural policies that promote balanced fertilization, which has led to increases in potash demand.

Factors Affecting Our Results

Sales

Our gross sales are derived from the sales of potash and langbeinite and are determined by the quantities of fertilizers we sell and the selling price we realize. We quote prices to customers both on a delivered basis and on the basis of pick-up at our plants and warehouses. Freight costs are incurred only on a portion of our sales. Many of our customers arrange and pay for their own freight. When we arrange and pay for freight, our quotes and billings are based on expected freight costs to the points of delivery. Our gross sales include the freight that we bill, but we do not believe gross sales provides an accurate measurement of our performance in the market due to the inclusion of freight billings. We view net sales, which is gross sales less freight costs, as the key performance indicator. We primarily utilize net sales per ton in the analysis of our sales trends in order to remove the effect of freight costs on pricing.

The volumes we sell are determined by our production capabilities and by demand for our products. Our selling prices and product mix are determined by a combination of global and regional supply and demand factors. The domestic price of potash is impacted by international price movements and to a large extent by Canadian and Russian producers that have a dominant share of the world market and that export to the domestic market. We benchmark our prices to international prices and have benefited from the weakening dollar. During 2007 and 2008 to date, we have been able to raise prices because of strong demand.

Potash prices increased throughout 2007 and this trend is continuing into 2008 due primarily to potash demand increasing faster than potash supply. Fertecon forecasts a total 3.5% annual demand growth rate from 2007 to 2011, which would require an average of 1.3 million additional tons of K2O every year to meet this future demand. However, potash suppliers are currently producing near their practical limits and announced expansions are not sufficient to keep pace with expected demand. As a result, we believe the global potash market will remain tight through at least 2011.

Domestic potash pricing is influenced by the interaction of global supply and demand; ocean, land and barge freight rates; and currency fluctuations. Our posted price (FOB the mine) for red granular potash in Carlsbad, New Mexico has increased 132% from $217 per ton on September 30, 2007 to $503 per ton as of April 1, 2008. Our posted price (FOB the mine) of granular langbeinite in Carlsbad has increased 45% from $146 per ton on September 30, 2007 to $211 per ton as of April 1, 2008. Actual prices realized in the market vary due to the timing and receipt of orders, among other factors.

Warehousing and Handling Costs

Warehousing and handling costs are costs incurred for storing finished products at our plants and loading trucks and railcars for shipment. These costs also include external warehousing costs. Warehousing and handling costs are most affected by labor costs, dust control chemicals and depreciation of our warehouse assets.

Cost of Goods Sold

Our cost of goods sold reflects the costs to produce our potash and langbeinite products, less credits generated from the sale of our by-products. With limited exceptions, our costs do not change proportionally with production volumes, as most of our costs are determined by factors other than incremental production. We refer to this in period-over-period comparisons below as costs being more fixed than variable in nature. Our production costs, however, have increased due primarily to inflation and additions to our fixed costs, primarily in the form of additional labor headcount. Our potash production results in the joint production of by-products, which are salt, magnesium chloride and metal recovery salts. Sales of these by-products are recorded as a by-product credit that reduces the cost of goods sold.

Primary production costs include direct labor and benefits, maintenance materials, contract labor and materials for operating or maintenance projects, natural gas, electricity, operating supplies, chemicals, depreciation and depletion, royalties, leasing costs and plant overhead expenses. The cost of our labor, maintenance materials, operating supplies, and chemicals have increased with inflation in the mining sector. For example, according to Mining Cost Service, published in 2007 by InfoMine USA, Inc., mill operating costs have increased by approximately 24% from 2004 to 2007. We expect our future production cost inflation to continue to be influenced by inflation in the mining sector, as well as inflation trends for natural gas and electricity. We also expect our labor costs may continue to increase in Carlsbad, New Mexico as long as the demand for skilled labor remains high due to the strength of the potash, oil and gas and nuclear waste storage industries.

From January 2004 through December 2007, we added to our fixed costs primarily at our Carlsbad facilities. We increased our maintenance expenditures due to the age and condition of our plants and equipment and the extent to which prior owners had not performed periodic maintenance. We also added labor primarily to address our maintenance backlog, increase the reliability of our production and staff the langbeinite facility. We expect to continue this trend in 2008 by adding additional personnel to increase the reliability and productivity of our operations. We believe that our existing operating facilities will be fully staffed by the end of 2008.

We pay royalties to federal, state and private lessors under our mineral leases, and such taxes are a percentage of net sales of minerals extracted and sold from the applicable lease. In some cases, federal royalties for potash are paid on a sliding-scale basis that varies with the grade of ore extracted.

We have purchased natural gas derivatives in the past. Based on our analysis of the supply and pricing fundamentals for natural gas in our operating regions, we have chosen not to have any derivative contracts in place for 2008. However, we will continue to evaluate the possibility of entering into such arrangements in the future. Fluctuations in natural gas prices may continue to affect our operating results.

In the past, we have used operating leases to finance some of our mining equipment. Operating lease payments are accounted for as a cost of goods sold. We do not plan to use operating leases in this manner in the future. As a result, operating lease payments related to production assets will decrease over time as the leases expire or as we make decisions to buy-out the leases. We intend, however, to purchase mining equipment in the future, which would result in higher depreciation expense that would largely offset lease costs in our cost of goods sold.

Selling and Administrative Expenses

Our selling and administrative expenses consist primarily of personnel and related costs; company airplane costs; costs related to arranging truck and rail transportation; legal, accounting and other professional fees; sales and public relations expenses; and costs related to our information and technology systems. Because our facilities are difficult to reach by commercial aviation, we operate a company airplane in the management of our facilities.

We anticipate an increase in selling and administrative expenses after this offering. These expenses will include additional legal and corporate governance expenses, additional accounting staff costs, director compensation, exchange listing fees, transfer agent and stockholder-related fees and increased premiums for director and officer liability insurance coverage.

Other Income (Expense)

Other income (expense) consists primarily of interest and financing expenses. Other income (expense) also includes insurance proceeds in excess of property losses, gain (loss) on sale or disposition of assets, investment income, unrealized gains (losses) on investments, and other costs that do not relate directly to our core operations. In 2008, we may receive additional insurance proceeds in excess of our property losses related to the reconstruction of the warehouse at our East Mine.

Provision for Income Taxes

As a limited liability company, Intrepid Mining did not pay federal or state income taxes. The taxable income or loss of Intrepid Mining has historically been included in the state and federal tax returns of its members.

Intrepid Potash is a corporation that will be required to pay federal and state income taxes on its taxable income. The federal income tax basis of the assets transferred to Intrepid Potash pursuant to the exchange agreement discussed under “The Formation Transactions” will, in the aggregate, equal Intrepid Mining’s existing tax basis in the assets, increased by the amount of taxable gain recognized by Intrepid Mining in connection with the formation transactions—generally, the amount of cash received by Intrepid Mining plus the amount of the formation distribution. We expect to allocate the increase in tax basis to our property, plant and equipment and our mineral leasehold interests. As to the allocation to the mineral leasehold interests, we anticipate that percentage depletion with respect to our mineral leasehold interests will exceed cost depletion in each taxable year. Consequently, we do not expect the increased tax basis to result in any increase in federal cost recovery deductions with respect to our mineral leasehold interests.

Results of Operations

The following table presents selected operations data for the years ended December 31, 2007, 2006 and 2005.

	Year Ended December 31,
	2007	2006	2005
	(in thousands)

Sales	$213,459	$152,709	$151,280
Less: Freight costs	21,095	12,178	9,519

Net sales	192,364	140,531	141,761
Less: Warehousing and handling costs	5,479	3,879	2,759
Cost of goods sold	134,387	110,995	97,103

Gross Margin	52,498	25,657	41,899

Selling and administrative	15,997	10,054	7,530
Accretion of asset retirement obligation	579	541	329
Business interruption insurance settlements	(389)	(4,927)	—

Operating Income	36,311	19,989	34,040

Other Income (Expense):
Interest expense	(9,350)	(2,907)	(1,473)
Insurance proceeds in excess of property losses	3,202	6,665	—
Other income (expense)	(479)	351	47

Income from Continuing Operations	29,684	24,098	32,614

Discontinued Operations:
Income from operations of discontinued oil and gas activities	—	2,407	1,849
Gain from sale of discontinued oil and gas assets	—	9,517	—

	—	11,924	1,849

Net Income	$29,684	$36,022	$34,463

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Results

For the year ended December 31, 2007, we benefited from tight global supply conditions resulting from strong potash demand. Domestic sales of potash in 2007 increased primarily due to increased demand resulting from high agricultural commodity prices and resulting increases in fertilizer application rates. Gross margin increased $26.8 million, or 105%, from $25.7 million for the year ended December 31, 2006 to $52.5 million for the year ended December 31, 2007 due primarily to increased production volumes and price increases. Operating income increased $16.3 million, or 82%, from $20.0 million for the year ended December 31, 2006 to $36.3 million for the year ended December 31, 2007.

Net Sales and Freight Costs

The following table presents potash and langbeinite sales and production for the subject periods.

	Year Ended December 31,		Change	% Change
	2007	2006
Net sales of potash (in millions)	$173.5	$130.3	$43.2	33%
Net sales of langbeinite (in millions)	$18.9	$10.2	$8.7	85%
Sales volume of potash (thousands of tons)	893	729	164	22%
Sales volume of langbeinite (thousands of tons)	158	95	63	66%
Net sales per ton of potash ($/ton)	$194	$179	$15	8%
Net sales per ton of langbeinite ($/ton)	$119	$107	$12	11%
Production of potash (thousands of tons)	877	725	152	21%
Production of langbeinite (thousands of tons)	177	156	21	13%

Net sales of potash increased $43.2 million, or 33%, from $130.3 million for the year ended December 31, 2006 to $173.5 million for the year ended December 31, 2007 due primarily to increased sales volumes resulting from strong potash demand, increased production and inventory draw-downs. Production of potash increased by approximately 152,000 tons, or 21%, in the 2007 period compared to the 2006 period. In October and November 2006, the West Mine shaft disruption discussed below in “Business Interruption Insurance Settlements” reduced our production by an estimated 67,000 tons. During 2007, production returned to normal levels at the West Mine. The balance of the increased production in 2007 was due primarily to improved plant operating rates and productivity resulting from our maintenance and capital improvements. Net sales of langbeinite increased $8.7 million, or 85%, from $10.2 million for the year ended December 31, 2006 to $18.9 million for the year ended December 31, 2007 due primarily to the same factors that increased potash sales. Production of langbeinite increased 13% in the 2007 period compared to the 2006 period due primarily to improved operating rates at the dual potash and langbeinite plant.

Freight costs increased $8.9 million, or 73%, for the year ended December 31, 2007 compared to the year ended December 31, 2006 due primarily to increases in fuel and freight rates, a 63,000 ton increase in langbeinite sales volumes (which have a wider geographic distribution) and a 164,000 ton increase in potash sales volumes.

Warehousing and Handling Costs

Warehousing and handling costs increased $1.6 million, or 41%, for the year ended December 31, 2007 compared to the year ended December 31, 2006. Labor and maintenance material expenses increased primarily due to increased staffing levels and to address maintenance backlogs.

Cost of Goods Sold

The following table presents our cost of goods sold for potash and langbeinite for the subject periods.

	Year Ended December 31,
	2007	2006	Change	% Change
Cost per ton of potash sold(1)	$135	$141	$(6)	(4)%
Cost per ton of langbeinite sold(2)	$87	$88	$(1)	(1)%

(1)	Per ton potash costs include $7.16 and $7.81 of depreciation expense in 2007 and 2006, respectively.
(2)	Per ton langbeinite costs include $11.51 and $12.93 of depreciation expense in 2007 and 2006, respectively.

The cost of goods sold per ton of potash decreased $6, or 4%, from $141 per ton for the year ended December 31, 2006 to $135 per ton for the year ended December 31, 2007. Potash costs per ton decreased in 2007 due primarily to a 21% increase in production as our fixed costs were spread over a larger number of units of production. The total cost of goods sold of our langbeinite decreased $1 per ton, or 1%, from $88 per ton for the year ended December 31, 2006 to $87 per ton for the year ended December 31, 2007.

Cost of goods sold increased $23.4 million, or 21%, from $111.0 million in 2006 to $134.4 million in 2007. Costs that increased materially during the year ended December 31, 2007 compared to the year ended December 31, 2006 included labor and contractor, chemical, royalty, operating supply, and operating lease expenses. Labor and contractor costs increased $7.9 million, or 24%, in 2007 due to contract maintenance projects, wage increases and the addition of personnel to attain appropriate staffing levels and address maintenance backlogs. Chemical costs increased $2.2 million, or 42%, in 2007 due primarily to chemical additive testing to increase potash recoveries at the East Mine. Royalty expense increased $2.1 million, or 43%, in 2007 due to increased sales revenue and higher langbeinite sales, which incur a slightly higher average royalty than potash sales. Operating supply costs increased $1.9 million, or 30%, in 2007 principally due to the increased volume of production. Operating lease and rental expenses increased $1.3 million, or 50%, in 2007 due to new mining equipment financed using operating leases.

Non-cash changes in the fair value of our natural gas derivative contracts decreased cost of goods sold by $4.5 million for the year ended December 31, 2007 compared to the year ended December 31, 2006. An unrealized loss of $2.3 million was recorded in 2006 compared to an unrealized gain of $2.2 million in 2007.

By-product sales credits reduced cost of goods sold by $7.8 million and $6.9 million in the years ended December 31, 2007 and December 31, 2006, respectively.

Selling and Administrative Expenses

Selling and administrative expenses increased $5.9 million, or 59%, from $10.1 million for the year ended December 31, 2006 to $16.0 million for the year ended December 31, 2007. Selling and administrative expenses increased in 2007 due primarily to legal and lobbying fees, additional sales, administrative and management staff, and larger aggregate salaries and bonuses paid to the management team. We are a party to various legal proceedings that challenge decisions of the Bureau of Land Management, or BLM, relating to oil and gas drilling in the Potash Area in southeastern New Mexico, where our New Mexico mines are located. We refer to this as the “Potash Area dispute in New Mexico”. We are attempting to cause the BLM to more accurately map and protect the potash resource, conduct a comprehensive safety study as to oil and gas drilling around our mines and limit drilling in areas that we believe contain potash deposits.

Business Interruption Insurance Settlements

East Mine wind-shear event: In April 2006, a wind-shear struck the product warehouse at the East Mine in Carlsbad, New Mexico resulting in a property loss claim. Inventory losses resulting from the outdoor storage of product because of the damage to the warehouse were subsequently recovered from the insurance property loss claim. In the years ended December 31, 2007 and 2006, we also received settlements of $0.4 million and $0.9 million, respectively, for lost gross margin on the langbeinite inventory destroyed when the East Mine warehouse was damaged. We refer to this event as the “East Mine wind-shear event” and to the resulting claim as the “East Mine wind-shear claim”.

West Mine shaft disruption: In October 2006, unused utilities in the West Mine production shaft broke loose due to an increase in groundwater flows into the shaft resulting from heavy rains from

Hurricane John. We incurred a 54-day shutdown to remove all the unused utilities and to improve groundwater capture and conveyance systems in the shaft. Under the terms of our business interruption insurance policy, the first 30 days of the interruption were not covered by insurance. We refer to this event as the “West Mine shaft disruption” and to the resulting business interruption insurance claim as the “West Mine shaft claim”. We estimate that during the 54-day shutdown period and a brief ramp-up period after the event we should have produced approximately 67,000 additional tons of potash with a market value of approximately $11.8 million, only $4.0 million of which was reimbursed after our 30-day deductible under the terms of our insurance policy. The $4.0 million reimbursement was recognized within “Business interruption insurance settlements”.

Other Income (Expense)

Other expenses increased $10.7 million, or 261%, from net income of $4.1 million for the year ended December 31, 2006 to a net expense of $6.6 million for the year ended December 31, 2007 due primarily to an increase in interest expense. Interest expense increased $6.4 million, or 222%, in the 2007 period due primarily to higher net borrowing against our existing senior credit facility in order to redeem the membership interest of Long Canyon, LLC for $100.0 million.

For the years ended December 31, 2007 and 2006, insurance settlements in excess of property losses of $3.2 million and $6.7 million, respectively, were recognized for proceeds received in connection with the East Mine wind-shear claim. The warehouse’s replacement cost is expected to be approximately $22.0 million. Additional insurance payments to reconstruct the warehouse are contingent upon review by the insurer and will be recognized as settlements are agreed upon.

Discontinued Operations

During the last quarter of 2006, we sold substantially all of our oil and gas assets. Income from discontinued operations of these oil and gas activities was $2.4 million for the year ended December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Results

Operating results declined in 2006 compared to 2005 due primarily to declines in production resulting from two disruptions discussed in the following paragraphs, partially offset by higher (10%) potash prices in 2006. Specifically, we produced approximately 172,000 fewer tons of potash and sold approximately 140,000 fewer tons of potash in 2006 than we did in 2005. As most of our production costs are more fixed than variable in nature relative to production levels, production costs did not decrease ratably despite the lower production levels. Cost of goods sold increased by $13.9 million, or 14%, from $97.1 million in 2005 to $111.0 million in 2006. As a result, gross margins decreased $16.2 million, or 39%, from $41.9 million for the year ended December 31, 2005 to $25.7 million for the year ended December 31, 2006 due primarily to decreased sales volumes resulting from two production disruptions. Operating income decreased $14.0 million, or 41%, from $34.0 million in 2005 to $20.0 million in 2006, reflecting lower sales volumes and increased cost of goods sold and selling and administrative expenses.

Potash production at the West Mine decreased 93,000 tons, or 23%, from 398,000 tons in 2005 to 305,000 tons in 2006 due primarily to the West Mine shaft disruption. We estimate that during the 54-day shutdown period and a brief ramp-up period after the event we should have produced approximately 67,000 additional tons with a market value of approximately $11.8 million, only $4.0 million of which was reimbursed after our 30-day deductible under the terms of our insurance policy.

East Mine plant ramp-up disruption: Potash production at the East Mine decreased 83,000 tons, or 24%, in 2006 compared to 2005 due primarily to the October 2005 commissioning of the dual potash and langbeinite facility. Implementing the new milling process at this facility, which is a first-of-its-kind process, involved operational inefficiencies which resulted in lower operating rates in the last quarter of 2005 and through the first three quarters of 2006. This investment in the East Mine allowed us to mine a mixed ore body containing both potash and langbeinite. We refer to this production disruption as the “East Mine plant ramp-up disruption”. While potash production decreased, langbeinite production increased 141,000 tons in 2006, resulting in a net sales increase of approximately $300,000. The addition of the langbeinite plant, as noted above, did result in the increase of certain elements of cost of goods sold.

Net Sales and Freight Costs

The following table presents potash and langbeinite sales and production for the subject years.

	Year Ended December 31,
	2006	2005	Change	% Change
Net sales of potash (in millions)	$130.3	$141.1	$(10.8)	(8)%
Net sales of langbeinite (in millions)	$10.2	$0.7	$9.5	1,357%
Sales volume of potash (thousands of tons)	729	869	(140)	(16)%
Sales volume of langbeinite (thousands of tons)	95	6	89	1,483%
Net sales per ton of potash ($/ton)	$179	$162	$17	10%
Net sales per ton of langbeinite ($/ton)	$107	$111	$(4)	(4)%
Production of potash (thousands of tons)	725	897	(172)	(19)%
Production of langbeinite (thousands of tons)	156	15	141	940%

Net sales of potash decreased $10.8 million, or 8.0%, from $141.1 million in 2005 to $130.3 million in 2006 due to decreased sales volumes resulting primarily from the production disruptions discussed previously under “—Operating Results”, partially offset by increased prices. The average net sales price for potash increased $17 per ton, or 10%, from $162 per ton in 2005 to $179 per ton in 2006 due in part to strong industrial potash demand and price increases initiated by international competitors. Potash production decreased 172,000 tons, or 19%, from 897,000 tons in 2005 to 725,000 tons in 2006 due primarily to the West Mine shaft disruption and the East Mine plant ramp-up disruption. Net sales of langbeinite increased $9.5 million, or 1,357%, from $0.7 million in 2005 to $10.2 million in 2006 due to a full year of langbeinite production and sales in 2006. Langbeinite production increased 141,000 tons, or 940%, from 15,000 tons in 2005 to 156,000 tons in 2006 due primarily to having a full year of operations in the newly commissioned East Mine plant compared to only three months in 2005.

Freight costs increased $2.7 million, or 28%, for the year ended December 31, 2006 compared to the year ended December 31, 2005 due primarily to increased langbeinite sales, which are distributed over a wider geographic area and generally involve additional freight costs.

Warehousing and Handling Costs

Warehousing and handling costs increased $1.1 million, or 41%, for the year ended December 31, 2006 compared to the year ended December 31, 2005 due primarily to increased labor expenses and the increased use of dust suppressant chemicals.

Cost of Goods Sold

The following table presents our cost of goods sold for potash and langbeinite for the subject years.

	Year Ended December 31,
	2006	2005	Change	% Change
Cost per ton of potash sold(1)	$141	$110	$31	28%
Cost per ton of langbeinite sold(2)	$88	$201	$(113)	(56)%

(1)	Per ton potash costs include $7.81 and $4.81 of depreciation expense in 2006 and 2005, respectively.
(2)	Per ton langbeinite costs include $12.93 and $59.39 of depreciation expense in 2006 and 2005, respectively. In 2005, langbeinite depreciation and cost of goods sold were temporarily high due to limited production and high start-up costs.

The total cost of goods sold per ton of potash increased $31, or 28%, from $110 per ton in 2005 to $141 per ton in 2006 due primarily to the impact of spreading our fixed cost structure over lower production volumes resulting from the production disruptions mentioned previously under “—Operating Results”. The total cost of goods sold of our langbeinite decreased $113 per ton, or 56%, from $201 per ton in 2005 to $88 per ton in 2006 due primarily to high langbeinite start-up costs in 2005 and langbeinite production progressing closer to expected output in 2006.

Costs that increased materially in 2006 compared to 2005 included labor and benefits, maintenance, depreciation, royalty and operating lease expenses. Labor and benefits costs increased $4.7 million, or 13%, in 2006 due primarily to increases in employee headcount to staff the langbeinite plant at our East Mine and address our maintenance backlog and pay rate increases needed to compete for labor. Maintenance costs increased $3.3 million, or 18%, in 2006 relative to 2005. Maintenance costs were reduced by $3.9 million in 2005 due to the usage of low-cost spare parts inventory purchased from the previous owners of the Carlsbad facilities.

Depreciation and amortization expenses increased $2.4 million, or 53%, in 2006 which resulted primarily from our capital replacement and improvement program and the completion of the dual potash and langbeinite plant at the East Mine. Royalty expense increased $1.8 million, or 59%, in 2006 due to the expiration of a temporary royalty reduction on federal potash leases, higher potash prices and increased langbeinite sales. Operating lease expenses increased $1.7 million, or 163%, in 2006 due primarily to upgrades to our mining equipment financed using operating leases.

Non-cash changes in the fair value of our natural gas derivative contracts increased cost of goods sold by $2.5 million for the year ended December 31, 2006 compared to the year ended December 31, 2005. An unrealized loss of $2.3 million was recorded in 2006 compared to an unrealized gain of $0.2 million in 2005.

Selling and Administrative Expenses

Selling and administrative expenses increased $2.6 million, or 34%, from $7.5 million in 2005 to $10.1 million in 2006. The increase was due primarily to increased legal and lobbying fees incurred in connection with the Potash Area dispute in New Mexico, additional sales, administrative and management staff and selling expenses related to adding langbeinite as a product line and larger aggregate salaries and bonuses paid to the management team.

Business Interruption Insurance Settlements

We recognized $4.9 million in business interruption insurance settlements in 2006. The West Mine shaft claim resulted in a $4.0 million settlement for the 24 days of outage that were covered by our business interruption insurance policy. Additionally, the East Mine wind-shear claim resulted in a settlement of $0.9 million for lost gross margin on langbeinite destroyed when the East Mine warehouse was damaged.

Other Income (Expense)

We had other income of $4.1 million in 2006 compared to an expense of $1.4 million in 2005. We recognized a net gain of $6.7 million in 2006 related to property damage recoveries from the East Mine wind-shear claim. The insurance proceeds of $9.5 million for property damage replacement were received by early January 2007 and were partially offset by the deductible and related costs. Additional insurance payments to reconstruct the warehouse are contingent upon review by the insurer and will be recognized as settlements are agreed upon.

Interest expense increased $1.4 million, or 97%, from $1.5 million in 2005 to $2.9 million in 2006 due to increased debt incurred as part of our capital improvement program.

Discontinued Operations

In 2006, we sold substantially all of our oil and gas assets for gross proceeds of $19.2 million resulting in a gain of $9.5 million from the sale of discontinued oil and gas activities. Income from discontinued operations of these oil and gas activities was $1.8 million in 2005 and $2.4 million in 2006. The remaining undeveloped oil and gas assets were distributed to the members of Intrepid Mining in 2007.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through funds generated by operations and through borrowings under our existing senior credit facility. We believe that the net proceeds retained by Intrepid Potash from this offering, cash flow from operations and available borrowings under our existing senior credit facility described below will be sufficient to fund our operations, our capital spending program and debt service requirements for at least the next two years. If we do not achieve forecasted results from operations, additional financing in the form of debt or equity may be required to offset any cash flow deficiencies. As described below, our existing senior credit facility covenants are calculated using cash flow and fixed charges, so materially adverse operating results could restrict the availability of our credit.

Cash Balances and Cash Flows

As of December 31, 2007 and December 31, 2006, we had cash and cash equivalents of $2.0 million and $0.3 million, respectively. As of December 31, 2007 and December 31, 2006, we had $69.7 million and $17.6 million available, respectively, under the revolving portion of our existing senior credit facility.

Operating Activities

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total cash provided by operating activities was $41.8 million for 2007 compared to $14.8 million for 2006. The $27.0 million increase in cash provided by operating activities is due primarily to increases in operating income, a collection of accounts receivable related to insurance reimbursements, an increase in current liabilities and changes in inventory levels, partially offset by increased accounts receivable resulting from higher sales levels and $1.7 million for costs related to our initial public offering. Net income decreased $6.3 million, or 18%, in 2007 compared to 2006. Income from continuing operations increased $5.6 million, or 23%, in 2007 compared to 2006 due primarily to an increase in sales volumes and potash pricing. Accounts receivable collections from insurance settlements provided $11.8 million in 2007. Trade accounts receivable increased $7.3 million in 2007 relative to an increase of $3.3 million in 2006 as a result of increased revenues. In 2006, inventories increased $5.6 million due primarily to an increase in langbeinite inventories, a new product for which we increased inventories to meet pending sales requirements, while in 2007 inventories declined $0.6 million due to increased demand for our products.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total cash provided by operating activities decreased to $14.8 million in 2006 from $37.8 million in 2005. The $23.0 million decrease in cash provided by operating activities in 2006 relative to 2005 was due primarily to the timing of insurance payments and changes in accounts payable and trade accounts receivable. We recognized income from business interruption insurance settlements resulting from the West Mine shaft claim and from an insurance settlement in excess of property losses resulting from the East Mine wind-shear claim. A receivable for these combined insurance claims totaled $11.9 million at December 31, 2006. Changes in accounts payable and trade accounts receivable resulted in a net $3.7 million decrease in cash flows from operations in 2006 compared to a net increase of $11.6 million in 2005. These changes were due to the timing of sales, purchases and receipt of payments.

Investing Activities

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total cash used in investing activities was $20.5 million for 2007 compared to cash provided of $1.3 million for 2006. Cash invested in property, plant and equipment increased to $30.8 million in 2007 from $12.2 million in 2006. In 2007, we received $10.2 million of insurance settlements, which we used toward the construction of warehouses at the East Mine. In 2006, we realized $18.7 million from the sale of discontinued operations. In addition, we spent $4.2 million in 2006 to acquire certain assets that were ultimately included as part of the sale of discontinued operations.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total cash provided by investing activities was $1.3 million in 2006 compared to $23.0 million used in investing activities in 2005. The $24.3 million change was primarily due to decreased capital spending in 2006 and the sale of substantially all of our oil and gas assets. During 2005, additions to property, plant and equipment were $17.6 million compared to $12.2 million in 2006. Completion of the East Mine dual potash and langbeinite plant added significant property, plant and equipment spending in 2005. In addition, $4.1 million was spent on additions to mineral properties during 2005, the majority of which related to horizontal mine development at the Moab Mine. During 2006, we received net proceeds of $18.7 million from the sale of substantially all of our oil and gas assets.

Financing Activities

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total cash used in financing activities was $19.6 million for 2007 compared to $16.0 million for 2006. In June 2007, Potash Acquisition, LLC, or PAL, an affiliate of Platte River Ventures I, L.P. and an unrelated party to Intrepid Mining, acquired a 20% membership interest in Intrepid Mining for $38.8 million, net of transaction costs. Funds received were used to decrease the outstanding balance of the revolving portion of our existing senior credit facility. During 2007, net repayments of long-term debt totaled $30.8 million and distributions to our members totaled $26.1 million.

During 2006, net proceeds from long-term debt totaled $0.2 million and distributions to our members totaled $10.6 million.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Total cash used in financing activities was $16.0 million in 2006 compared to $16.9 million in 2005. During 2006, net proceeds from long-term debt totaled $0.2 million and distributions to our members totaled $10.6 million. In addition, our members agreed to redeem the membership interests of Long Canyon, LLC for $5.0 million in cash and a $95.0 million note payable.

During 2005, net proceeds from long-term debt totaled $0.8 million, and distributions to our members totaled $17.6 million.

Existing Senior Credit Facility

The credit agreement, as amended, governing the existing senior credit facility was entered into in March 2007. The agreement currently provides for a maximum committed $125 million five-year revolving loan that matures on March 9, 2012, and a $50 million amortizing term loan that matures on March 9, 2014. The term loan requires quarterly payments of $1.25 million, with the balance of the revolving loan and the term loan due at maturity. The senior credit facility is secured by substantially all of the assets of Intrepid Mining and its subsidiaries. As of December 31, 2007, $55.1 million was outstanding under the revolving line of credit and there was $0.2 million in outstanding letters of credit, leaving $69.7 million of additional credit available under the credit agreement. We repaid principal of $3.8 million in 2007, leaving a balance on the term loan of $46.3 million as of December 31, 2007.

Outstanding balances under the revolving loan and the term loan bear interest at a floating rate, which, at our option, is either (i) the London Interbank Offered Rate (LIBOR), plus a margin of between 1.25% and 2.5%, depending upon our leverage ratio, which is equal to the ratio of our total funded debt to our adjusted earnings before income taxes, depreciation and amortization; or (ii) an alternative base rate. We must pay a quarterly commitment fee on the outstanding portion of the unused revolving credit facility amount of between 0.25% and 0.50%, depending on our leverage ratio.

The senior credit facility contains certain covenants customary for financings of this type, including, without limitation, restrictions on: (i) indebtedness; (ii) the incurrence of liens; (iii) investments and acquisitions; (iv) mergers and the sale of assets; (v) guarantees; (vi) distributions; and (vii) transactions with affiliates. The credit facility also contains a requirement to maintain the following: at least $3.0 million of working capital; a ratio of adjusted earnings before income taxes, depreciation and amortization to fixed charges of 1.3 to 1.0; and a ratio of the outstanding principal balance of debt to adjusted earnings before income taxes, depreciation and amortization of not more than 3.5 to 1.0. The credit agreement requires us to maintain interest rate derivatives to fix the interest rate for at least 75% of the projected outstanding balance of the term loan.

The senior credit facility also contains events of default customary for financings of this type, including, without limitation, failure to pay principal and interest in a timely manner, the breach of certain covenants or representations and warranties, the occurrence of a change in control, and judgments or orders of the payment of money in excess of $1.0 million on claims not covered by insurance. We were in compliance with all covenants with respect to the senior credit facility on December 31, 2007.

Upon the closing of this offering, Intrepid Potash intends to replace Intrepid Mining as the borrower under the senior credit facility and request that Intrepid Mining be released. Intrepid Mining intends to repay $18.9 million of the amounts outstanding under the senior credit facility. Intrepid Potash will repay the remaining outstanding amounts using net proceeds from this offering.

Capital Expenditures

We operate in a capital-intensive industry that requires consistent capital expenditures to replace assets necessary to sustain safe and reliable production. We purchased relatively old potash facilities, some out of bankruptcy, that were all in need of investment. At each facility, we have developed a three-part accelerated investment plan to maintain safe and reliable production, improve and modernize equipment, increase production, improve environmental compliance and decrease production costs per ton. We have identified key projects at each of our facilities that we believe will allow us to increase our potash and langbeinite production.

The primary focus of our improvement and modernization program has been the replacement of certain key items such as underground mining equipment. Through April 2007, this equipment was financed primarily through operating leases, which were recorded as an expense. We now purchase the equipment and capitalize the costs. Additionally, we are modernizing our control systems, belt-system technology, communications systems and other equipment. We also expect that our current high levels of spending to improve and modernize equipment will decrease in the future as we complete our accelerated investment plan. Improving and modernizing our equipment and facilities sometimes has the added benefit of improving our environmental compliance.

Total capital spending in 2008 is expected to be approximately $90 million, which includes approximately $16 million to replace assets needed to maintain production, $16 million to improve and modernize equipment, $46 million to increase production as described more fully below, and $10 million, which we expect will be reimbursed by our insurance, to complete the replacement of the East Mine warehouse. Of the $16 million planned to improve and modernize equipment, approximately $9 million is planned for underground mining equipment and other equipment we would previously have leased. We believe our cash flow and debt capacity will be adequate to fund the capital spending program in 2008.

In 2008, we expect to undertake the following projects to improve and increase production:

•	begin construction of the HB Mine, a project with a total estimated cost of $78 to $88 million to be completed in 2010, with approximately $20 to $25 million to be spent in 2008;

•

install a horizontal stacker or underground storage system and implement a project to improve potash recoveries at the West Mine, projects with a total estimated cost of $13 to $15 million to be completed in 2009, with approximately $9 million to be spent in 2008;

•

install new thickeners in 2008 to improve potash recoveries and begin a langbeinite recovery project at the East Mine, projects with a total estimated cost of $15 to $21 million to be completed in 2010, with approximately $6 million to be spent in 2008; and

•	add a new horizontal solution mining cavern at the Moab Mine, a project with a total estimated cost of $5 to $6 million to be completed in 2008.

All figures for future capital spending are initial estimates that are subject to change as the projects are further developed.

Capital expenditures in 2007 were $31.2 million, which includes approximately $12.5 million to replace assets needed to maintain production, $6.5 million to improve and modernize equipment, $1.0 million to increase production related primarily to the HB Mine and $11.2 million, which was reimbursed by our insurance, towards replacing the East Mine warehouse. Of the $6.5 million expenditure to improve and modernize equipment, approximately $3.7 million was for underground mining equipment and other equipment we would previously have leased.

Capital expenditures for mining operations in 2006 were $12.4 million, which was used primarily to replace assets needed to maintain production. Included in this $12.4 million expenditure was $0.6 million towards replacing the East Mine warehouse, which was reimbursed by our insurance. In 2006, we also entered into operating leases for approximately $9.7 million in mining equipment.

Capital expenditures in 2005 were $21.7 million, which includes approximately $9.0 million to replace assets needed to maintain production and $12.7 million to increase production. The majority of the $12.7 million expenditure was incurred for the new langbeinite plant at the East Mine. In 2005, we also leased approximately $2.8 million in mining equipment and other equipment designed to improve and modernize our equipment.

Contractual Obligations

As of December 31, 2007, we had contractual obligations totaling $195.9 million, as indicated below. All contractual commitments shown are for the full calendar year indicated.

	Payments due by period (in thousands)
	Total	2008	2009	2010	2011	2012	2013 and later
Current and long-term debt(1)	$101,350	$5,000	$5,000	$5,000	$5,000	$60,100	$21,250
Imputed interest on long-term debt(2)	31,642	6,709	6,378	6,047	5,716	5,385	1,407
Capital lease obligations(3)	5	5	—	—	—	—	—
Operating lease obligations(4)	18,994	5,008	4,797	3,967	3,258	878	1,086
Purchase commitments(5)	6,097	6,097	—	—	—	—	—
Pension obligations(6)	7,806	99	127	144	183	199	7,054
Asset retirement obligation(7)	18,556	—	—	—	—	—	18,556
Minimum royalty payments(8)	11,425	457	457	457	457	457	9,140

Total	$195,875	$23,375	$16,759	$15,615	$14,614	$67,019	$58,493

(1)	Term and revolving loan portions of the existing senior credit facility. Payments indicated include only principal.
(2)	Interest rates are adjusted frequently, and interest payments will vary directly with the entire loan balance outstanding, inclusive of a material revolving portion. Interest commitments have been estimated above assuming the entire loan as of the dates shown is not repaid until its maturity dates, using the annual figures as averages for the year, and using a 6.6% interest rate.
(3)	Capital lease commitment for a time clock system.
(4)	All operating lease payments inclusive of anticipated sales tax, electrical substation leases classified as an electrical cost and railcar leases classified as a freight cost.
(5)	Purchase contractual commitments include the approximate amount due a vendor in the event of the cancellation of purchase commitments for three continuous miners.
(6)	Pension distributions as determined by our actuaries.
(7)	We are obligated to reclaim and remediate lands which our operations have disturbed, but because of the long-term nature of our reserves and facilities, we estimate that none of those expenditures will be required until after 2013. Commitments shown are in today’s dollars and undiscounted.
(8)	Annual minimum royalties due under mineral leases.

Payments related to derivative contracts cannot be reasonably estimated due to variable market conditions and are not included in the above tables.

Off-Balance Sheet Arrangements

We do not have any contingent interest in assets transferred, derivative instruments tied to our stock and classified as equity, long-term fixed price contracts, or variable interest entities that qualify as off-balance sheet arrangements.

In the normal course of business, we have entered into various indemnification obligations to counterparties in purchasing, sales and leasing transactions. Historically, we have not made any significant payments under such indemnification obligations and no amounts have been accrued in our consolidated financial statements with respect to such indemnification obligations, apart from accruals relating to the underlying liabilities.

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements. Actual results could differ from such estimates and assumptions, and any such differences could result in material changes to our financial statements. The following discussion presents information about our most critical accounting policies and estimates.

Revenue Recognition—Revenue is recognized when title transfers to a customer, selling price is determinable, and collection is reasonably assured. Title passes at the shipping point: the plant, a distribution warehouse, or a port. Title for some shipments into Mexico transfers at the border crossing, the port of exit. Prices are set at the time of or prior to shipment. We use few sales contracts so prices are based on our current published prices or upon negotiated short-term purchase orders from customers.

We quote prices to customers both on a delivered basis and on the basis of pick-up at our plants and warehouses. Freight costs are incurred only on a portion of the sales as customers often arrange and pay for delivery to their sites. Our gross sales include freight costs, but we do not believe gross sales provides an accurate measurement of our performance in the market due to the inclusion of freight costs. We view net sales, which is gross sales less freight costs, as the key performance indicator. We primarily utilize net sales per ton in the analysis of our sales trends in order to remove the effect of freight costs on pricing.

Application of this policy requires that we make estimates regarding creditworthiness of the customer, which impact our determination of allowance for doubtful accounts. We make those estimates based on the most recent information available and historical experience, but they may be affected by subsequent changes in market conditions.

Property, Plant and Equipment—Expenditures for new facilities or expenditures which extend the useful lives of our existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives of such facilities. Productive lives range from 2 to 25 years. Productive lives are reviewed annually and changed as necessary. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until operations commence. Gains or losses from normal sales and retirements of assets are included in other income or expense.

Mineral Properties and Development Costs—Mineral properties and development costs, which we refer to collectively as mineral properties, include acquisition costs, the cost of drilling wells and the cost of other development work. Depletion of mineral properties is provided using the units-of-production method over the estimated life of the relevant ore body. The lives of reserves used for accounting purposes are shorter than current reserve life determinations prepared by us and reviewed and independently determined by Agapito Associates, Inc., due to uncertainties inherent in long-term estimates and in order to correlate to estimated building and plant lives of 25 years or less, where appropriate. Certain development costs are depleted over the life of the proven and probable reserves or the life of the facility. Reserve studies and mine plans are updated periodically, and the remaining net balance of the mineral properties is depleted over the updated estimated life. Possible impairment is also considered. Our proven and probable reserves are based on extensive drilling, sampling, mine modeling and mineral recovery from which economic feasibility has been determined. The price sensitivity of reserves depends upon several factors including ore grade, ore thickness and ore mineral composition. The reserves are estimated based on information available at the time the reserves are calculated. Recovery rates vary depending on the mineral properties of each deposit and the production process used. The reserve estimate utilizes the average recovery rate for the deposit, which takes into account the processing methods scheduled to be used. The cutoff grade, or lowest grade of mineralized material considered economic to process, varies with material type, mineral recoveries and operating costs. Proven and probable reserves are based on estimates, and no assurance can be given that the indicated levels of recovery of potash and langbeinite will be realized or that production costs and estimated future development costs will not exceed the net realizable value of the products. Tons of potash and langbeinite in the proven and probable reserves are expressed in terms of expected finished tons of product to be realized net of estimated losses. Reserve estimates may require revision based on actual production experience. Market price fluctuations of potash or langbeinite, as well as increased production costs or reduced recovery rates, could render proven and probable reserves containing relatively lower grades of mineralization uneconomic to exploit and might result in a reduction of reserves. In addition, the provisions of our mineral leases are subject to periodic readjustment, including royalties payable, by the state and federal government, which could impact the economics of our reserve estimates. Significant changes in the estimated reserves could have a material impact on our results of operations and financial position.

Inventory—Inventory consists of product and by-product stocks that are ready for delivery to market, mined ore, potash in evaporation ponds and parts and supplies inventory. Product and by-product inventory cost is determined using the lower of average cost for the year or estimated net realizable value. For purposes of identifying and allocating costs, inventory is assumed to turn over on a first-in-first-out basis. The value of potash within the solar ponds, work-in-process inventories, is estimated based on the amount of finished inventory expected to be recovered and the lower of cost incurred through the stage of completion or net realizable value less costs to complete the process. Estimates are used in the allocation of costs to different products, including by-products.

We conduct detailed reviews related to the net realizable value of parts inventory, giving consideration to quality, slow moving items, obsolescence, excessive levels and other factors. Parts inventories not having turned-over in more than a year, excluding parts classified as critical spares, are reviewed for obsolescence and included in the determination of an allowance for obsolescence. If the carrying amount exceeds the estimated net realizable value, we adjust our inventory balances accordingly. If the actual sales price ultimately realized were to be less than our estimate of net realizable value, additional losses would be incurred in the period of liquidation.

Recoverability of Long-Lived Assets—We evaluate our long-lived assets for impairment in accordance with Statement of Financial Accounting Standard, or SFAS, 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is considered to exist if the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the related assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Changes in significant assumptions underlying future cash flow estimates or fair values of assets may have a material effect on our financial position and results of operations.

Factors we generally will consider important and which could trigger an impairment review of the carrying value of long-lived assets include the following:

•	significant underperformance relative to expected operating results;

•	significant changes in the manner of use of assets or the strategy for our overall business;

•	underutilization of our tangible assets;

•	discontinuance of certain products by us or our customers;

•	a decrease in estimated mineral reserves; and

•	significant negative industry or economic trends.

Although we believe the carrying values of our long-lived assets were realizable as of the balance sheet dates, future events could cause us to conclude otherwise.

Asset Retirement Obligation—All of our mining properties involve certain reclamation liabilities as required by the states in which they operate or by the Bureau of Land Management, or BLM. These asset retirement obligations are reviewed and updated at least annually with resultant changes in balances recorded as adjustments to the related assets and liabilities. Changes in estimates follow from changes in estimated probabilities, amounts, refinements in scope, technological developments and timing of the settlement of the asset retirement obligation, as well as changes in the legal requirements of an obligation. The estimates of amounts to be spent are subject to considerable uncertainty and long timeframes. Changes in these estimates could have a material impact on our results of operations and financial position.

Income Taxes—Before completion of this offering, Intrepid Mining will continue operating as a limited liability company, which does not pay federal or state income taxes. Intrepid Mining’s taxable income or loss has been included in the state and federal tax returns of its members.

The newly formed holding company, Intrepid Potash, Inc. will be subject to income taxes. Intrepid Potash will adopt Financial Accounting Standard, or FAS, 109, Accounting for Income Taxes, which requires an asset and liability approach for financial accounting and reporting of income taxes. Intrepid Potash will also adopt FASB Interpretation Number 48, or FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement Number 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or one expected to be taken. Intrepid Potash is currently evaluating the impact of adopting these pronouncements. Intrepid Mining LLC will not be impacted by these pronouncements.

Financial Instruments—We use debt financing with variable interest rates, and we use significant volumes of natural gas purchased at variable rates. We enter into financial contracts to manage a portion of the costs for anticipated but not yet committed transactions when such transactions are probable and the significant characteristics and expected timing are identified. The value of these derivatives is estimated monthly based on fair market values and any change in fair market value is recorded in our income statement. Changes in these estimates could have a material impact on our results of operations and financial position.

Recent Accounting Pronouncements

FASB Interpretation Number 48, or FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FIN 109

In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement Number 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal year 2007. Under our previous limited liability company structure, FIN 48 did not have an impact on our consolidated financial statements; however, because it is a corporation, Intrepid Potash will need to comply with the requirements of FIN 48 in future periods.

SFAS 157, Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within GAAP. SFAS 157 is effective for Intrepid Potash as of January 1, 2008. Adoption of SFAS 157 will not have any impact upon our consolidated financial statements.

SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS 159 is effective for years beginning after November 15, 2007. We have not determined whether we will adopt the fair value option permitted by SFAS 159.

SFAS 141R, Business Combinations

In December 2007, the FASB issued SFAS 141R, Business Combinations, which modifies the principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also modifies disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt SFAS 141R for any future business combinations.

Quantitative and Qualitative Disclosures about Market Risks

Our operations may be impacted by commodity prices, geographic concentration, changes in interest rates and foreign currency exchange rates.

Commodity Prices

Potash and langbeinite, our principal products, are commodities, but are not traded on any commodity exchange. As such, direct hedging of the prices for future production cannot be undertaken. We also have not entered into long-term sales contracts with customers, so prices will vary with the transaction and individual bids received. Our potash is marketed for sale into three primary markets: the agricultural market as a fertilizer, the industrial market as a component in drilling fluids for oil and gas exploration and the animal feed market as a nutrient. Prices will vary based upon the demand from these different markets.

Our net sales and profitability are determined principally by the price of potash and, to a lesser extent, by the price of natural gas and other commodities used in the production of potash. The price of potash is influenced by agricultural demand and the prices of agricultural commodities. Decreases in agricultural demand or agricultural commodity prices could reduce our agricultural potash sales. If natural gas and oil prices were to decline enough to result in a reduction in drilling activity, our industrial potash sales would decline.

Our costs and capital investments are subject to market movements in other commodities such as natural gas, steel and chemicals. We are permitted under our existing senior credit facility to enter into derivative contracts to fix the price of a portion of our expected natural gas usage, but we do not anticipate this occurring in 2008. We remain subject to market movements in the price of natural gas and other commodities.

Geographic Concentration

We primarily sell potash into regional markets that include agricultural areas west of the Mississippi River, oil and gas exploration areas in the Rocky Mountains and the Permian Basin and feedlots in Texas and other southwestern and western states. Our potash business has a geographic concentration in the western U.S. and is, therefore, affected by weather and other conditions in this region.

Interest Rate Fluctuations

We have fixed, through the use of derivatives, a portion of our floating interest rate exposure on anticipated debt through the end of 2012. Notional amounts for which the rate has been fixed as of December 31, 2007 range between $22.8 million for the year 2012 to $52.3 million for the two months ended March 1, 2010. Our existing senior credit facility requires us to fix a portion of our interest rate exposure through the use of derivatives. The weighted average notional amount outstanding as of December 31, 2007 and the weighted average 3-month LIBOR rate locked-in via these derivatives are $33.9 million and 5.09%. The remainder of the debt outstanding bore an interest rate that ranged from 6.22% to 6.93% at December 31, 2007. The interest rate paid under our existing senior credit facility varies both with the change in the 3-month LIBOR rate and with our leverage ratio.

Based on the principal outstanding under our existing senior credit facility as of December 31, 2007, a 1% change in interest rates would increase our annual interest expense by $1.0 million.

Foreign Currency Exchange Rates

We typically have low balances of accounts receivable denominated in Canadian dollars, or loonie, and, as a result, we have minimal direct foreign exchange risk. There is an indirect foreign exchange risk as described below.

The U.S. imports the majority of its potash from Canada and Russia. As the loonie and the Russian ruble strengthen in comparison to the U.S. dollar, foreign suppliers realize a smaller margin in their local currencies unless they increase their nominal U.S. dollar prices. In 2007, the loonie and ruble strengthened to an average of $0.93565 and $0.03913, respectively, compared to the U.S. dollar. As of March 31, 2008, the loonie and ruble were trading at $0.9758 and $0.04256, respectively, against the U.S. dollar. The continued strengthening of the loonie and ruble thus tend to support higher U.S. potash prices, as Canadian and Russian potash producers attempt to maintain their margins, which has contributed to pricing strength. However, if the loonie and ruble were to weaken in comparison to the U.S. dollar, foreign competitors may choose to lower prices significantly to increase sales volumes. A decrease in the net realized sales price of our potash would adversely affect our operating results.

THE FORMATION TRANSACTIONS

Intrepid Potash is a Delaware corporation that was formed on November 19, 2007 and is a wholly-owned subsidiary of Intrepid Mining. Intrepid Potash has conducted no business or activities except in connection with this offering and the formation transactions. In connection with this offering, we will enter into the following formation transactions:

At or before the completion of this offering, Intrepid Potash and Intrepid Mining will enter into an exchange agreement, which will provide for the assignment of all of Intrepid Mining’s assets other than cash, comprised primarily of membership interests in six wholly-owned Delaware limited liability companies including our operating subsidiaries, to Intrepid Potash in exchange for:

•	cash in an amount of approximately $419.8 million (approximately 75.0% of the net proceeds from this offering);

•	47,239,000 shares of common stock of Intrepid Potash; and

•

the assumption by Intrepid Potash of (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining.

Pursuant to the exchange agreement, Intrepid Potash will receive a transfer of all of the nonmonetary assets of Intrepid Mining and will assume and agree to pay and will indemnify Intrepid Mining from any liability or obligation of Intrepid Mining (other than the $18.9 million portion of Intrepid Mining’s liability under its credit facility, as described below). The assumption of liability and indemnity are intended to cover present and future liabilities related to the assets transferred by Intrepid Mining to Intrepid Potash and the business of Intrepid Mining as conducted before the completion of this offering. Accordingly, Intrepid Potash will be responsible for all obligations of Intrepid Mining existing on the date of completion of this offering or arising after that date in connection with facts, events, conditions, actions or omissions existing on or before that date, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due (other than the $18.9 million portion of Intrepid Mining’s liability under its credit facility, as described below).

The transactions provided for in the exchange agreement and this offering will be consummated simultaneously. The foregoing dollar and share figures assume in all cases that the underwriters’ option to purchase additional shares of common stock is not exercised.

As a part of the formation transactions, we will declare a dividend with respect to the 1,000 shares of our common stock currently issued and outstanding, which we refer to in this prospectus as the “formation distribution”. The formation distribution will be paid in 3,600,000 shares of our common stock; provided, however, that for each share of our common stock purchased by the underwriters pursuant to their option to purchase additional shares, the number of shares payable pursuant to the formation distribution will be reduced, one-for-one, and in lieu of such shares, we will pay cash in an amount equal to the net proceeds, before offering expenses but after underwriting discounts and commissions, we receive from the exercise of the underwriters’ option to purchase additional shares. The formation distribution will be payable to Intrepid Mining, the holder of record of the common stock prior to this offering, upon the earlier of the expiration of the underwriters’ option to purchase additional shares or the exercise of the option to purchase additional shares.

Concurrently with the completion of this offering, we will enter into an amendment to our existing senior credit facility to substitute Intrepid Potash as the borrower under the credit facility and release Intrepid Mining from the credit facility. The $18.9 million of Intrepid Mining’s liability under its existing senior credit facility that is not assumed by Intrepid Potash pursuant to the terms of the exchange agreement will be repaid by Intrepid Mining from the cash proceeds received from Intrepid Potash pursuant to the terms of the exchange agreement.

After the completion of the offering, Intrepid Mining will liquidate and distribute its remaining assets, including the cash and common stock received pursuant to the exchange agreement and the right to receive the formation distribution described above, to the current members of Intrepid Mining.

Once this offering and the related formation transactions are completed, assuming the underwriters do not exercise any portion of their option to purchase additional shares, the common stock of Intrepid Potash will be held as follows:

•	32.1% by public stockholders;

•

27.2% by Harvey Operating and Production Company, a Colorado corporation, which we refer to as HOPCO, wholly-owned by Hugh E. Harvey, Jr., our Executive Vice President of Technology and one of our directors;

•	27.2% by Intrepid Production Corporation, a Colorado corporation, which we refer to as IPC, wholly-owned by Robert P. Jornayvaz III, our Chairman of the Board and Chief Executive Officer; and

•

13.5% by Potash Acquisition, LLC, a Delaware limited liability company, which we refer to as PAL, the largest beneficial owner of which is Platte River Ventures I, L.P., a Delaware limited partnership. One of our directors, J. Landis Martin, is the managing member of Platte River Ventures I, L.P.’s general partner, PRV Investors I, LLC, a Delaware limited liability company.

The following diagram depicts our current organizational structure as of the date of this prospectus:

The following diagram depicts our organizational structure after giving effect to this offering and the related formation transactions, assuming that the underwriters do not exercise any portion of their option to purchase additional shares of common stock (and, therefore, that 3,600,000 shares will be distributed to the current members of Intrepid Mining pursuant to the formation distribution):

Transition Services Agreement

In connection with the completion of this offering, we will enter into a transition services agreement with Intrepid Oil & Gas, LLC, or IOG, an entity owned by Messrs. Jornayvaz and Harvey. Pursuant to this agreement, IOG may require specified employees of Intrepid Potash or its subsidiaries (other than Messrs. Jornayvaz and Harvey) to provide a limited amount of accounting, geology, land title and engineering services in connection with IOG’s oil and gas venture. Under the prior arrangement with IOG, beginning in 2007, IOG reimbursed Intrepid Mining for actual time and expenses incurred on IOG’s behalf. Costs and expenses incurred during 2007 were $0.2 million.

IOG will be obligated to reimburse us for and in connection with the use of our services, in an amount equal to the sum of:

•

the number of hours our employees spent performing services under the agreement for such month, multiplied by a cost per hour for each employee, which will take into account gross wages, salaries, bonuses, incentive compensation and payroll taxes of such employee, employee benefit plans attributable to such employee and other benefits directly attributable to such employee, plus

•	all reasonably documented out-of-pocket costs and expenses incurred by us during such month.

The transition services agreement will limit the aggregate time spent by any employee of Intrepid Potash or its subsidiaries on projects under the agreement to 15%. This limit may only be exceeded with the prior approval of our board of directors.

In addition, the parties to the transition services agreement will (i) acknowledge that IOG owns the rights that permit IOG to drill an oil and gas well at an agreed location near the Moab Mine; and (ii) consent to and authorize the drilling of the well by IOG at its own expense, provided that such drilling does not interfere with the operations of Intrepid Potash. Any costs we incur in connection with IOG’s drilling of the well will be reimbursable costs under the agreement. If IOG determines in its sole discretion that the well is noncommercial for oil and gas production, and we agree that the well should be converted for use in our potash production, we will agree to buy the well from IOG for a specified amount. IOG will agree to indemnify us for any damage to the Moab Mine that is caused by the drilling of the well.

The transition services agreement will have a one-year term and may be terminated by IOG at any time on 30 days’ prior written notice.

POTASH INDUSTRY OVERVIEW

We obtained the information in this prospectus about the fertilizer industry from several independent outside sources, including: British Sulphur Consultants, or British Sulphur, a fertilizer and chemicals industries consultant; Commodity Information Systems, Inc., or CIS, a commodities trading advisor; Green Markets Fertilizer Market Intelligence Weekly, or Green Markets, a fertilizer industry news publication; the Food and Agriculture Organization of the United Nations, or the FAO; Fertecon Limited, or Fertecon, a fertilizer industry consultant; the International Fertilizer Industry Association, or the IFA, a not-for-profit organization representing the global fertilizer industry; Integer Research Limited, or Integer, an information services provider and consultant in fertilizers and other commodity industries; the International Plant Nutrition Institute, or IPNI, a not-for-profit organization dedicated to responsible management of plant nutrients; Potash Corporation of Saskatchewan Inc., or PCS; SRI Consulting, a division of Access Intelligence LLC, or SRI Consulting, a research service for the global chemical industry; The Fertilizer Institute, or TFI, a trade association representing the fertilizer industry; the United States Department of Agriculture, or the USDA; and the United States Geological Survey, or the USGS. We also obtained some of the information in this prospectus from the public filings of our peer companies.

Overview of Fertilizers

Fertilizers play a fundamental role in global agriculture by replacing the nutrients that crops remove from the soil, thereby sustaining the yield and quality of crops. Nitrogen, phosphate and potassium (potash) are the three primary nutrients essential to crop development. According to the IFA, global consumption of these three principal crop nutrients in the 2006/2007 fertilizer year (the twelve months ended June 30, 2007) was approximately 181 million nutrient tons—108 million tons of nitrogen, or N (59%), 43 million tons of phosphate, or P2O5 (24%), and 30 million tons of potash, or K2O (17%). Over time, these relative percentages have remained fairly consistent. Fertilizer for commercial agriculture is the primary use of these nutrients, accounting for approximately 94% of total global consumption in 2005, according to the FAO. The balance was used primarily in industrial applications and livestock feed. Growers of the major commodity crops are the largest consumers of fertilizer in the U.S., where in 2006 approximately two-thirds of agricultural fertilizer was used to grow corn, wheat, soybeans and cotton. Industrial uses of fertilizer nutrients include the production of resins, plastics, synthetic fibers, drilling fluids, explosives and detergents.

Global fertilizer demand is driven primarily by population growth and changes in dietary habits, which determine global demand for food. As populations grow, more food is required from decreasing arable land per capita, which requires higher crop yields and, therefore, more plant nutrients. Developed countries use fertilizer more intensively than developing countries, but sustained economic growth in the developing world is changing patterns of fertilizer use. As incomes have grown, particularly in the developing world, people have demanded a more nutritious, protein-rich diet, primarily through increased meat consumption. Producing meat from livestock requires large amounts of grain and the fertilizer used to grow it. In addition to these historical drivers, high oil prices and associated energy concerns have recently placed a renewed emphasis on ethanol and bio-diesel production, which currently rely on agricultural products as feedstocks.

To meet the needs of the food and biofuel markets, the FAO estimates that world grain demand will grow 2.1% in the 2007/2008 fertilizer year, which despite expected record crops in some commodities, will cause grain inventories, or stocks, to remain at historic lows. CIS forecasts that global markets for corn, soybeans and wheat will remain extremely tight as foreign markets look not only to meet their populations’ increasing demand but also to rebuild reserves which have recently fallen to unsustainable levels. For example, according to CIS, foreign stocks of corn have fallen by 60% this year. Additionally, CIS expects U.S. ending corn stocks to be the lowest in ten years by 2009, even when assuming increased planted acreage and yields in the 2007/2008 fertilizer year. These agricultural market conditions and record price levels make the use of fertilizer more economically attractive and, therefore, support fertilizer demand growth. Intrepid Potash believes the significant world demand is best illustrated by the continuing reduction in world grain stocks despite record grain production.

Source: USDA

Fertilizer Inputs

Each of the three key nutrients serves a different vital function in plant formation, and a proper balance of the three nutrients is necessary to maximize the fertilizer’s effectiveness. These functions cannot be carried out by other nutrients.

Potash helps regulate plants’ physiological functions and improves plant durability, providing crops with protection from drought, disease, parasites and cold weather. Potash currently has no practical substitute as a potassium fertilizer source. Potash is mined either from underground mines or, less frequently, from naturally occurring surface or sub-surface brines. Unlike nitrogen and phosphate, potash does not require additional chemical conversion to be used as a plant nutrient. Naturally occurring, economically recoverable deposits of potash are scarce, deep in the earth and geographically concentrated. Virtually all of the world’s potash is currently extracted from twenty commercial deposits located in twelve countries. This scarcity has resulted in a high degree of concentration among the leading producers and higher profitability with relatively low volatility.

Nitrogen has the most visible impact on yield because it promotes protein formation. The primary input for producing nitrogen fertilizer is natural gas, which typically represents 70% to 90% of the cost to make ammonia, according to TFI. Barriers to entering the nitrogen fertilizer business are low as widespread natural gas deposits allow many countries to produce the two most common nitrogen fertilizer products—ammonia and urea—for the domestic and international markets. Currently, approximately 68 countries produce ammonia and 55 countries produce urea, according to the IFA. Ammonia and other nitrogen fertilizers have historically been the subject of volatile product and natural gas input pricing, contributing to significant swings in profitability.

Phosphate plays a key role in the photosynthesis process (i.e., the production, transportation and accumulation of sugars in the plant). Phosphate is also involved in seed germination and helps plants use water efficiently. The principal mineral used in the production of phosphate fertilizers is phosphate rock, which is processed using sulfuric acid and ammonia. The primary phosphate fertilizer products are diammonium phosphate (DAP), which has a phosphate content of 46% and a nitrogen content of 18%, and monoammonium phosphate (MAP), which has a phosphate content of 52% and a nitrogen content of 11%. The leading producing regions of phosphate fertilizers are the U.S., China, Morocco and Russia, primarily because they contain the leading global deposits of phosphate rock. Markets for phosphate products are highly competitive and industry producers have endured protracted periods of low profitability due to excess supply and high and volatile input costs, including natural gas for ammonia. For example, after China, India and Australia overbuilt capacity in the late 1990s and early 2000s, a number of U.S. phosphate producers declared bankruptcy, and several plants were permanently closed.

Market Structure for Key Fertilizer Nutrients

	Potash	Nitrogen	Phosphate
Number of Producing Countries	12	68	42

Key Inputs	potash ore	natural gas (for ammonia)	phosphate rock, sulfuric acid, ammonia

Market Share of Top 5 Producers(1)	64.4%	12.5% ammonia 38.8% urea	40.8% phosphoric acid 49.2% phosphate rock

Percent of Production Government Controlled	19%	57%	47%

Industry Nameplate Capacity Operating Rate	85% (93% effective capacity)(2)	86% ammonia 89% urea	81% phosphoric acid 82% phosphate rock

Time for Greenfield	5–7 years	2–3 years	3–4 years

Estimated Cost for Greenfield(3)	$2.5 billion for 2.2 million tons	$700 million for 1.1 million tons	$1.3 billion for 1.1 million tons

(1)	Potash percentage represents 2007, nitrogen and phosphate percentages represent 2005 figures from Integer.
(2)	Estimated by Intrepid Potash from historic production. See “—Potash—Capacity Utilization” below for a discussion of nameplate and effective capacity.
(3)	Does not include infrastructure outside the plant gates (e.g. rail lines, paved roads, gas, water and electricity).

Source: IFA, Fertecon, British Sulphur, PCS, Integer, Intrepid Potash

Potash

The term potash arose from the traditional practice of producing potassium carbonate, needed for making soap, by the leaching of wood ashes in large iron pots. Potash is now used to describe a wide variety of compounds valued primarily for their potassium content, which is commonly measured in K2 O units. The most concentrated and commonly available form of potash is potassium chloride (KCl—muriate of potash or MOP), which is between 60-62% K2O by weight and accounts for approximately 95% of total fertilizer use of K2O. Secondary forms of potash include sulfate of potash magnesia, also known as langbeinite (22% K2O), potassium sulfate (50% K2O) and potassium nitrate (44% K2O).

According to the IFA, 95% of all potash produced is used as a fertilizer, most of it in the form of MOP. Nonfertilizer uses of potash include chemical and pharmaceutical products, drilling fluid additive during oil and gas exploration, animal feed, detergents, glass and ceramics, textiles and dyes.

Mining and Production of Potash

Economically recoverable potash reserves occur naturally in rare, but large buried evaporite deposits, created when ancient seas evaporated, or less frequently in salt lakes such as the Dead Sea and Great Salt Lake. Because potash occurs in concentrated, soluble forms in nature, most ores are mined and refined by direct physical means, with chemical conversion used only for specialty products. Potash is extracted from underground deposits either by direct physical mining or by dissolving the potash in place in a process called solution mining. The extraction method for potash depends on the composition, depth and uniformity of the ore. Potash ore that is physically mined is traditionally hoisted to the surface for potash recovery. In the solution mining process, brine is pumped into the ground, allowed to saturate with potash and then pumped back to the surface for potash recovery.

The recovery of potash from ore is capital-intensive and requires specialized knowledge. The two most common methods of potash recovery are flotation and crystallization. Once potash recovery is complete, the potash is dried and is often compacted to form a granular product desirable for agricultural applications.

Demand Fundamentals of Potash

The agricultural cycle of growing and harvesting crops depletes soil of potassium, nitrogen and phosphate, which should be reapplied in appropriate ratios. As a result, potash demand depends primarily on the demand for fertilizer, which is based on the total planted acreage, crop mix, soil characteristics, fertilizer application rates, crop yields and farm income. Each of these factors is affected by current and projected grain stocks and prices, agricultural policies, improvements in agronomic efficiency, fertilizer application rates and weather.

From 1962 to 2007, global consumption of potash as a fertilizer grew at a rate of 2.5% per year, from approximately 10 million nutrient tons to approximately 30 million nutrient tons, according to the IFA. The only significant downturn in global potash demand since 1962 was in the late 1980s and early 1990s when the collapse of the Soviet Union resulted in a dramatic drop in consumption there and in Eastern Europe. World consumption of potash grew at an annual rate of 2.5% since 1962, 2.7% since 1993 and 3.5% since 2000. Excluding the former Soviet Union, or FSU, world consumption of potash grew at an annual rate of 2.8% since 1962, 3.2% since 1993 and 3.6% since 2000. If global potash consumption grows at an average rate of 3.5% per year from 2007 to 2011, as estimated by Fertecon, an average of 1.3 million additional tons of K2O will be required every year by potash consumers and capacity additions will be needed to meet this future demand.

Source: IFA

While developed countries have traditionally been the largest consumers of potash, developing countries are the fastest growing markets for potash. Over the next five years, Fertecon estimates that potash fertilizer consumption will grow at an average rate of 6.0%, 4.5% and 4.5% per year in India, Brazil and China, respectively. Population growth combined with income growth in the developing world is producing high levels of potash demand. As incomes grow, people demand a more nutritious, protein-rich diet, primarily through increased meat consumption. This creates demand for potash fertilizers to grow grain for animal feed. From 1991 to 2004, meat production more than doubled in Brazil and China and increased 55% in India, according to the FAO. Over the same period, grain production increased 69%, 19% and 6% in Brazil, India and China, respectively. Also driving demand in the developing world is increased recognition of fertilizer’s benefits. For example, the Chinese government actively promotes its use and sets the goal of being self-sufficient in grain production, which according to IPNI, would require an increase in potash consumption from 8.9 million tons consumed in 2005 to 15.5 million tons consumed in 2010 and 19.2 million tons consumed in 2015. IPNI also reports that India is currently depleting its soil of nutrients, especially potassium, because farmers are not replacing the nutrients consumed by crops with sufficient levels of fertilizer use. IPNI also expects potash consumption in Brazil to increase as additional acreage in the fertile Cerrado region comes under cultivation. The biofuels industry has further added to global potash demand because it increases demand for feedstock crops, which require a higher ratio of potash than other crops. Increasingly, corn in the U.S., sugar cane in Brazil and palm oil in Indonesia and Malaysia are being used for the production of biofuels.

Source: Fertecon

Over 120 countries use potash, but only twelve countries produce nearly all of the world’s supply, making much of the world dependent upon imports to satisfy their potash requirements. According to the IFA, 79% of potash produced was traded across borders in 2006. With its highly developed agricultural economy and limited domestic production capability, the U.S. is the second largest consumer of potash globally, representing 17.7% of total estimated consumption for 2007, as reported by Fertecon. According to Fertecon, in 2006 the U.S. was the largest importer of potash in the world, importing approximately 80% of its potash requirements. Approximately 90% of U.S. potash imports come from Canada, with the remainder primarily coming from Belarus and Russia, according to the USGS. The high level of potash consumption in the U.S. is in large part due to its extensive cultivation of commodity crops such as corn, wheat and soybeans. Increasing global production and use of ethanol further supports fertilizer demand, especially in the U.S., where ethanol is derived from corn.

Source: Fertecon

According to SRI Consulting, approximately 10% of U.S. potash consumption is used in the production of potassium chemicals for industrial markets. Industrial applications for potassium chloride include the production of potassium hydroxide, which is used in the production of other potassium chemicals; the production of potassium carbonate, which is primarily used for specialty glasses for cathode-ray tubes and as a component in dry-chemical fire extinguishers; leavening agents; and as a pharmaceutical ingredient. Potassium chloride is also used in the oil and gas industry as a drilling fluid additive and we believe it represents a small fraction of drilling expense. The amount of potassium chloride used in the oil and gas industry is related to the prevailing drilling rig count. The number of oil rigs in the U.S. has more than doubled since 2002, according to Baker Hughes. Alternative products that have some of the clay-inhibiting properties of potash in oil and gas drilling fluids are commercially available. Other industrial applications of potassium chloride include use as a flux in secondary aluminum processing, as a potassium supplement in animal feeds, and in ceramics, textiles and dyes. From 1990 to 2005, U.S. industrial consumption of potash grew at a rate of 5.1% per year, from 450,000 tons to 943,000 tons, according to SRI Consulting. Most industrial applications use standard 60% K2O grade potash, with 62% product grade required for some applications.

Source: SRI Consulting

Supply Fundamentals of Potash

The supply of potash fertilizers is influenced by a broad range of factors including available capacity and achievable operating rates; mining, production and freight costs; government policies and global trade. Barriers to adding new potash production are significant because economically recoverable potash deposits with the appropriate geologic conditions occur rarely. Virtually all of the world’s potash is currently extracted from twenty commercial deposits located in twelve countries. According to the IFA, in 2007, six of these countries (Canada, Russia, Belarus, Germany, Israel and Jordan) accounted for approximately 87% of the world’s aggregate potash production. Canada alone contains approximately one-half of the world’s known reserves as of 2007, according to the USGS, the vast majority of which are located in the province of Saskatchewan. This scarcity has resulted in a high degree of concentration among the leading producers. As depicted in the table on the following page, the top seven potash producers controlled approximately 83% of world potash production in 2007. Five of the top ten producers are further concentrated into two marketing groups: Canpotex, which represents the three Canadian producers (PCS, Mosaic and Agrium), and BPC, which represents a Belarusian producer (Belaruskali) and a Russian producer (Uralkali). Together, Canpotex and BPC producers controlled approximately 57% of global potash production in 2007. Additionally, PCS markets Intrepid Potash’s product outside North America and has equity ownership positions in a number of the leading independent potash companies: Arab Potash Company (Jordan) (26%), Sociedad Quimica y Minera de Chile (32%), Sinofert Holdings Limited (China) (19%) and Israel Chemicals Ltd. (10%).

In the U.S., three producers account for 100% of potash production. Intrepid Potash is the largest producer, with Mosaic representing most of the remainder of domestic production. U.S. potash reserves are concentrated in the southwestern U.S. and account for approximately 4% of world production, according to Fertecon. Intrepid Potash has estimated annual nameplate capacity of 787,000 K2O tons and estimated annual effective capacity of 635,000 K2O tons of potash and langbeinite. As reported by Fertecon, Mosaic’s U.S. production has estimated annual nameplate capacity of 625,000 K2O tons. Intrepid Potash estimates that Mosaic’s U.S. production has annual effective capacity of 553,000 K2O tons of potash and langbeinite.

Supplier Structure of Global Potash Market (000’s of K2O tons)

One product ton of potash equals approximately 0.61 tons of K2O

Producer	Primary Production Region	2007 Production	Percent of World Total
Canpotex
PCS	Canada	6,159	16.4%
Mosaic(1)	Canada	4,953	13.2%
Agrium	Canada	1,163	3.1%

		12,275	32.7%

BPC
Belaruskali	Belarus	5,480	14.6%
Uralkali	Russia	3,442	9.2%

		8,922	23.8%

K+S	Germany	3,989	10.6%
Silvinit	Russia	3,583	9.6%
Israel Chemicals Ltd.(2)	Dead Sea, Spain, UK	3,359	9.0%
People’s Republic of China	China	2,590	6.9%
Arab Potash Company(2)	Dead Sea	1,188	3.2%
Intrepid Potash(3)	U.S.	574	1.5%
Sociedad Quimica y Minera de Chile(2)	Chile	456	1.2%
Companhia Vale do Rio Doce	Brazil	429	1.1%
Compass Minerals(4)	U.S.	158	0.4%

		37,523	100.0%

(1)	Figures for 2007 are for December 2006 through November 2007. Mosaic’s fiscal year ends on May 31.
(2)	PCS has an ownership stake.
(3)	PCS markets Intrepid Potash’s products outside North America.
(4)	Compass Minerals produces potassium sulfate (SOP), which does not compete directly with MOP. Compass Minerals’ SOP is produced both directly and by reprocessing MOP purchased from other producers. Intrepid Potash’s estimate of such reprocessed production is excluded from the figures for Compass Minerals. In 2007, Compass Minerals purchased 88,000 tons of MOP, all of which is assumed to have been reprocessed into SOP.

Source: Public filings and select country data from IFA

In addition to the scarcity of economic deposits, another significant barrier to entry into the potash business is the location of the world’s currently identified and unexploited potash reserves. A large portion of such reserves resides in politically unstable and/or remote locations such as the Congo, Ethiopia, Laos, Russia, Thailand, Uzbekistan and the Rio Colorado region of Argentina, where it would be very costly to build the infrastructure necessary to develop a new mine, such as electricity, water and links to rail transportation. In some cases, appropriate infrastructure, such as deep sea ports to allow shipment of potash to consuming regions, may be impractical to construct. Another barrier to entry is the long lead time necessary to develop and construct a new mine, which adds to the development costs for a new potash mine, especially in currently unexploited regions where ore bodies tend to be much deeper in the earth than the reserves that are currently being mined. Globally, the most recently constructed operating mine in the world is Uralkali’s Berezniki 4 mine in Russia, which opened in 1987.

The delivered cost of potash often includes a significant transportation cost component. Accordingly, producers seek markets located closer to their production sites (e.g., Saskatchewan producers serving Canada and the midwestern U.S., New Brunswick producers serving the U.S. eastern seaboard, and New Mexico and Utah producers serving the southern and western U.S.).

Capacity Utilization

Intrepid Potash believes significant differences exist between the nameplate and effective capacities of potash producers. Nameplate capacity, as reported by industry consultants such as Fertecon and the IFA, is typically the maximum achievable production the potash mill can achieve assuming there is enough ore of a specified grade to maximize the processing rate. Nameplate capacities have not typically been adjusted over time in the potash industry to give effect to the depletion of ore resulting in lower ore grades to mills, losses in productivity that can result as facilities mature, or adverse events that materially reduce the amount of feed available to the mill. Intrepid Potash estimates the effective capacity for potash facilities as the amount of potash production a facility can achieve based on the amount and quality of ore that can currently be mined, milled and/or processed assuming no modifications to the system and a normal amount of scheduled down-time.

In 2005 and 2007, Intrepid Potash believes that global potash demand exceeded supply, which spurred suppliers to produce at their highest achievable rates and draw down inventories. Demand moderated in 2006 due to protracted negotiations between China and international producers. Based on the chart below, North American inventory levels have been in decline since 1995. IPNI reports that North American inventory levels for the twelve months ended October 31, 2007 are 26% below the average for the last twenty years and that October 2007 levels are 53% below the average for October over the last twenty years. Based on significant potash demand, increasing prices and inventory reduction which occurred throughout 2005 and 2007, Intrepid Potash believes that the production rates achieved during those periods are most reflective of the industry’s effective capacity rates. Intrepid Potash estimates that the industry produced at 92% and 93% of effective capacity, in 2005 and 2007, respectively, compared to 86% and 85% of nameplate capacity, respectively, as reported by Fertecon. Because production at 100% of capacity is impossible to attain for prolonged periods due to routine maintenance, equipment failures, adverse weather events, changes in ore quality and other factors, Intrepid Potash believes that the potash industry operated at or near its highest achievable production rates in 2005 and 2007.

Source: IPNI, Fertecon, Intrepid Potash

Capacity Challenges and Expansions

The risk of flooding at key potash mines around the world is an ongoing challenge for their owners. For example, Uralkali has suffered the permanent loss of two of its four mines in the last 21 years. One of the consequences of the most recent flood, at the Berezniki Mine 1 in October 2006, was the formation of a sinkhole above the mine. This sinkhole temporarily threatened delivery of additional supply from the Russian producer Silvinit, according to an announcement by Silvinit on October 29, 2007. Additional potash mines that have flooded include PCS’ mine at Patience Lake, Saskatchewan, Canada (since converted to a solution mine); Potacan Mining Co.’s mine near Sussex, New Brunswick, Canada; and the Holle mine in the Congo. Numerous other potash mines are currently experiencing water inflows, which create operational challenges but do not necessarily mean the mine will flood. Those mines include PCS’ Sussex, New Brunswick mine and Mosaic’s Esterhazy, Saskatchewan mine, the world’s largest potash mine. In the over 75-year history of potash operations in Carlsbad, New Mexico, no mine floods have occurred.

A decline in potash production is natural as a mine matures. As a potash mine ages, the extraction point where ore is extracted moves further away from the shaft. This requires longer conveyor belt distances, more transfer points, longer travel times and more road maintenance, all of which contribute to lower productivity, higher costs, and greater potential for mechanical failures. As the ore body depletes, significant capital investments are needed to sustain production. Several mines have closed in the world due to depletion of the ore body, including former potash mines in France, Spain, Germany and the U.S.

World consumption of potash grew 3.5% per annum between 2000 and 2007, as reported by Fertecon, which expects global potash consumption to grow approximately 3.5% per annum from 2007 to 2011. With no new operating mines constructed since 1987, and with the global potash industry believed to be operating at or near the highest achievable production rates, a number of existing potash producers have announced intentions to pursue expansions in order to keep the market from slipping into a significant supply deficit. Most recently, on November 14, 2007, PCS announced plans for a 2.2 million ton mine and mill expansion at Rocanville, Saskatchewan, which will capitalize on existing PCS infrastructure in the region. PCS currently estimates the cost of a 2.2 million ton greenfield mine at $2.5 billion, which does not include infrastructure outside the plant gates such as rail lines, paved roads, gas, water and electricity. Based on Fertecon’s demand growth expectations, and assuming normal effective capacity utilization rates and timely completion of all announced capacity expansions, Intrepid Potash believes the global potash market will remain tight through at least 2011.

Expected World Effective Capacity Expansions (000’s of K2O tons)

One product ton of potash equals approximately 0.61 tons of K2O

	2007	2008	2009	2010	2011
Announced Expansions(1)
PCS	450	496	743	379	413
Mosaic	598	(85)	—	217	—
Agrium	205	—	—	—	—
Intrepid Potash	—	14	73	63	42
Compass Minerals(2)	—	25	25	—	—
Uralkali	(672)	235	168	572	504
Other FSU Producers	—	154	637	132	—
Arab Potash	—	—	166	166	—
China	312	291	377	430	199

Total Announced	893	1,130	2,189	1,959	1,158

World Effective Capacity(3)	40,638	41,768	43,957	45,916	47,074
Industry Operating Rate(4)	85.0%	85.0%	85.0%	85.0%	85.0%
World Production	34,542	35,503	37,363	39,029	40,013

Industry Operating Rate(4)	92.0%	92.0%	92.0%	92.0%	92.0%
World Production	37,387	38,427	40,440	42,243	43,308

World Deliveries (Fertecon estimates)(5)	38,719	39,901	41,341	42,565	43,713

Implied Global Surplus / (Deficit)
85% Operating Rate	(4,177)	(4,398)	(3,978)	(3,536)	(3,700)
Cumulative Surplus / (Deficit)	(4,177)	(8,574)	(12,552)	(16,088)	(19,788)

92% Operating Rate	(1,332)	(1,474)	(901)	(322)	(405)
Cumulative Surplus / (Deficit)	(1,332)	(2,806)	(3,707)	(4,029)	(4,434)

(1)	Future production estimated based on announced completion date of the relevant project.
(2)	Compass Minerals produces potassium sulfate (SOP), which does not compete directly with MOP. Compass Minerals’ SOP is produced both directly and by reprocessing MOP purchased from other producers. Intrepid Potash’s estimate of such reprocessed production is excluded from the figures for Compass Minerals.
(3)	Estimated by Intrepid Potash from historic production of the relevant facility. Assumes no depletion of existing effective world capacity.
(4)	Representative production rates, which Intrepid Potash believes is a reasonable range of achievable production rates.
(5)	Deliveries include consumption plus supply chain losses.

Source: Fertecon, British Sulphur, Intrepid Potash, public filings, annual reports and select country data from IFA

Price Fundamentals of Potash

Before 2003, potash pricing remained relatively flat, primarily due to excess potash supply that was created following the collapse of the Soviet Union. By 2003, potash demand had grown sufficiently to absorb this excess supply, and prices began to increase considerably. Since that time, consistent growth in global demand, coupled with limited increases in global supply, has led to a significant increase in potash prices. For example, according to Green Markets, granular MOP prices in the midwestern U.S. were $543.50 per ton as of March 31, 2008, a 148% increase over the March 31, 2007 price of $219.00 per ton and a 375% increase over the January 2003 price of $114.50 per ton. During 2007, Intrepid Potash believes that the industry has been operating at or near full effective capacity.

Following the collapse of the Soviet Union and during other periods of temporary demand slowing, PCS and other leading producers have chosen to temporarily idle some production. Given the relatively high margins in the potash business, Saskatchewan producers in particular were able to do this and remain profitable. By comparison, global nitrogen fertilizer and phosphate producers have historically not responded to demand slowdowns in a similar manner, leading to periods of protracted downturns, characterized by excess inventory and poor industry profitability.

While secondary to the impact of global demand and supply dynamics, U.S. potash prices have tended to increase when the U.S. dollar weakens because as the ruble and loonie appreciate there is upward pricing pressure from the Russian and Canadian producers to maintain their profit margins on U.S. sales.

Source: Green Markets and Fertecon

Langbeinite

Like potash (which contains between 60% to 62% K2O commercially), langbeinite or sulfate of potash magnesia is a source of potassium (approximately 22% K2O) and is therefore used primarily as a fertilizer. Langbeinite, however, also contains two additional valuable secondary nutrients—magnesium (11% Mg) and sulfur (22% SO4). Langbeinite’s high-nutrient and low-chloride content make langbeinite an attractive fertilizer for chloride-sensitive crops and crops that require magnesium or sulfur applications.

Demand Fundamentals of Langbeinite

Langbeinite demand is strongly linked to its potassium and magnesium nutrient value and its low-chloride properties. Demand stems primarily from the cultivation of chloride-sensitive crops such as leafy vegetables, citrus, tobacco and palm trees. Current demand fundamentals for langbeinite appear favorable, particularly in countries like China that are increasing vegetable production in response to dietary changes and increased demand. Palm tree cultivation has increased markedly, because it is a major feedstock for bio-diesel. Global palm oil production has increased 52% from 2000 to 2007, according to the USDA. Palm trees require higher magnesium applications than most crops. Intrepid Mining began producing langbeinite in the fall of 2005 and has found that global demand appears to be greater than what it and the other producers can currently supply. Accordingly, Intrepid Potash has realized significant demand for its langbeinite products at favorable prices in both the domestic and international markets.

Supply Fundamentals of Langbeinite

Langbeinite is primarily produced using underground mining techniques, similar to those used for potash, to extract the ore. It is then milled at the surface to separate the langbeinite from salt and other accompanying minerals. The only known reserves of langbeinite in the world are in Carlsbad, New Mexico. These reserves have been mined continuously since the 1950s, and are currently owned and mined by Intrepid Potash and Mosaic. While there are no other known langbeinite reserves in the world, a low-chloride fertilizer derived from kieserite mixed with potassium sulfate competes with langbeinite in the marketplace and is commercially available from the German producer K+S. China produces potassium sulfate, which contains no magnesium and also competes effectively as a low-chloride product. According to the IFA, China also produces langbeinite synthesized from brines, which production is consumed primarily in China.

The combined effective capacity of langbeinite, potassium sulfate and other non-chloride potassium salts in K2O tons is summarized below:

World Langbeinite and Alternative Product Nameplate Capacity (000’s of product tons)

Company	Primary Region	Langbeinite (22% K2O)	Potassium Sulfate (50% K2O)	Other (K2O Varies)
Mosaic	U.S.	1,300	—	—
Intrepid Potash	U.S.	250	—	—
Citic Group	China	550	—	—
Qinghai Bingdi Potash	China	225	—	—
Other China	China	25	231	—
K+S	Germany	—	1,200	1,700
Compass Minerals(1)	U.S.	—	161	—
Atacama	Chile	—	288	—

Total		2,350	1,880	1,700

(1)	Compass Minerals’ SOP is produced both directly and by reprocessing MOP purchased from other producers. Intrepid Potash’s estimate of such reprocessed production is excluded from the figures for Compass Minerals.

Source: British Sulphur, Intrepid Potash and select country data from IFA

Price Fundamentals of Langbeinite

Langbeinite pricing generally follows the pricing of potash, and langbeinite often sells at a delivered price premium (on a potassium content basis) due to its added value as a magnesium, sulfur and low-chloride fertilizer. Langbeinite pricing did not decline in response to the additional supply Intrepid Potash brought into the market. Instead, the market has experienced a price increase with supply growth as current demand for low-chloride potassium fertilizers appears to exceed supply.

BUSINESS

Our Company

Intrepid Potash is the largest producer of muriate of potash (MOP or potassium chloride) in the U.S. and is dedicated to the production and marketing of potash and langbeinite, another mineral containing potassium. Potassium is one of the three primary nutrients essential to plant formation and growth. Since 2004, we have supplied, on average, 1.5% of world potash consumption and 8.5% of U.S. consumption annually, and we have supplied a considerably higher proportion of the potash consumed in the southwestern and western U.S., our core markets. We are one of two exporting producers in the world of langbeinite (sulfate of potash magnesia), a low-chloride fertilizer that is better suited than MOP for chloride-sensitive crops such as leafy vegetables, citrus, tobacco and palm trees.

We own five active potash production facilities—three in New Mexico and two in Utah. At each of these facilities, we have incorporated innovative mining techniques to extend reserve life and increase annual production and have modernized the plants in order to lower operating risks and production costs. Today we have the nameplate capacity to produce 1,200,000 tons of potash and 250,000 tons of langbeinite annually. In 2007, we sold approximately 893,000 tons of potash and approximately 158,300 tons of langbeinite, generating net sales of $192.4 million, EBITDA of $48.5 million and net income of $29.7 million. During this period, we sold approximately 96% of our potash and langbeinite volumes in North America, with the remainder being sold outside North America on our behalf by Potash Corporation of Saskatchewan Inc., or PCS. The agricultural market represented approximately 64% of our potash sales in 2007, with sales to industrial and feed markets accounting for 30% and 6% of our potash sales, respectively. Our preliminary estimate of production for the first quarter of 2008 is 224,000 tons of potash and 56,000 tons of langbeinite as compared to 218,000 tons and 45,000 tons, respectively, in the first quarter of 2007.

Based on our five-year operating plan, we expect expansion opportunities at each of our operating facilities will increase annual production by an aggregate of over 110,000 tons of potash and 90,000 tons of langbeinite, respectively. We also own two attractive development assets in New Mexico, the HB Mine, which is an idled potash mine that we are in the process of reopening as a solution mine, and the North Mine. We currently plan to commence Phase I of the HB Mine project in 2008, with production expected to begin in 2009. Assuming a continuation of favorable market conditions and receipt of all necessary permits and approvals, we believe Phase I of the HB Mine project, which consists of the flooding of 4,400 of the 21,600 total acres of the mine, has the potential to ultimately add up to 150,000 to 200,000 tons of additional low-cost potash production annually by 2011. At our existing production facilities we also produce salt, magnesium chloride and metal recovery salts from our potash mining processes.

For more information on our organizational structure, please see “The Formation Transactions” beginning on page 67.

Our History

Our management team formed Intrepid Oil & Gas, LLC on August 30, 1996, for the purpose of acquiring oil and gas leases near Moab, Utah. While mapping the area for potential oil and gas resources, we learned about the substantial local potash deposits and discovered that the only operating potash mine in the area, which was then in decline, was scheduled to close. We determined that the decline in production in Moab could be reversed by applying horizontal drilling technology, commonly used in the oil and gas industry, to create potash solution mining caverns. This represented a new approach to potash mining. Our management team formed Intrepid Mining on January 26, 2000, for the purpose of acquiring Moab Salt, Inc. from PCS for cash consideration of approximately $3 million, plus the assumption of certain liabilities and closing costs for total consideration of approximately $14.8 million. We renamed the company Intrepid Potash–Moab, LLC.

We observed that potash from Moab shared markets with potash produced in Carlsbad, New Mexico and in Wendover, Utah. Accordingly, we formulated a strategy to acquire assets in those areas in order to consolidate marketing efforts and effect operating synergies.

•

On February 29, 2004, Intrepid Mining acquired substantially all of the assets of Mississippi Potash, Inc. and Eddy Potash, Inc. from Mississippi Chemical Company for $36.6 million. These assets included the operating East and West potash mines, the North Facility compaction plant and the idled HB and North Mines, all located near Carlsbad, New Mexico. Mississippi Chemical, which filed for bankruptcy in May 2003, had long since been unable to re-invest in or properly maintain the properties due to cash flow constraints stemming from its then-failing nitrogen fertilizer business.

•

Effective April 1, 2004, Intrepid Mining purchased the potash assets of Reilly Chemical, Inc. through its wholly-owned subsidiary, Intrepid Wendover, for $10.7 million. The acquired assets included a natural brine and potash production facility on the Bonneville Salt Flats of Utah. Reilly Chemical operated a diversified business providing specialty chemicals for the agriculture, nutrition, pharmaceutical and medical, personal care, plastics, coatings and industrial markets. We saw the opportunity to use better technology, not employed by Reilly Chemical, to improve production at Wendover.

During 2006, Intrepid Mining sold substantially all of its oil and gas assets. The remaining equity interests in its wholly-owned oil and gas subsidiary, Intrepid Oil & Gas, LLC, were distributed to the members of Intrepid Mining in 2007.

Intrepid Potash was formed as a Delaware corporation on November 19, 2007 and, in connection with the completion of this offering, will receive a transfer of all of the nonmonetary assets of Intrepid Mining and will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions” beginning on page 67. Intrepid Mining will repay the $18.9 million that is not assumed by Intrepid Potash from the cash proceeds received from Intrepid Potash pursuant to the terms of the exchange agreement.

Members of our senior management team currently own 80% of Intrepid Mining. After this offering, our senior management team and board of directors will own 67.9% of our common stock (63.1% if the underwriters’ option to purchase additional shares is exercised in full).

Our Key Assets and Facilities

Our potash production comes from five facilities—three in or near Carlsbad, New Mexico and two in Utah, all of which we own and operate. We also own two idled mines in Carlsbad. Our facilities near Carlsbad include the West Mine and East Mine, both of which are conventional underground mines, and the North Facility compaction plant which processes potash from the West Mine. Our facilities in Utah are the Moab Mine, a solution mine located near Moab, and the Wendover Facility, a sub-surface brine facility located near Wendover.

Our facilities have the nameplate capacity to produce approximately 1,200,000 tons of potash and 250,000 tons of langbeinite annually, and the effective capacity to produce approximately 966,000 tons of potash and 210,000 tons of langbeinite annually. Our nameplate capacity is the maximum achievable production our mills can achieve assuming there is enough ore of a specified grade to maximize the processing rate. Our effective capacity is the amount of potash production each of our facilities can achieve based on the amount and quality of ore that can currently be mined, milled and/or processed, assuming no modifications to the system and a normal amount of scheduled down-time.

Since acquiring our facilities, through December 31, 2007 we have made capital expenditures of approximately $60.3 million at our Carlsbad facilities, $14.1 million at our Moab Mine and $5.3 million at our Wendover Facility. At Carlsbad, our expenditures were intended to restore, modernize and improve the assets, and included a modification to the East Mine surface plant that enabled the plant to profitably process a mixed ore zone, and allowed us to recover langbeinite that was previously discarded as tailings. At our Moab Mine, we have invested in a variety of capital projects, including the use of horizontal drilling at the mine, which significantly increased the amount of reserves. At our Wendover Facility, we have invested funds to complete modernizations and improvements, including planning, drilling and properly finishing a new well using the latest in brine well technology to lengthen well life and create more stable production.

Our production capabilities and capital improvements at our facilities are described in more detail below:

Carlsbad, New Mexico

•	Potash ore at our Carlsbad locations is mined from a stacked ore body containing 10 different potash ore zones, six of which contain proven and probable reserves.

•

The West Mine has the nameplate capacity to produce 510,000 tons of red potash compactor feed annually, and the effective capacity to produce 440,000 tons of red potash compactor feed annually. Potash produced from our West Mine is shipped to the North Facility for compaction.

•	The North Facility receives potash from the West Mine via truck and converts the compactor feed to finished red granular product.

•

The East Mine has the nameplate capacity to produce 390,000 tons of white potash and 250,000 tons of langbeinite annually, and the effective capacity to produce 340,000 tons of white potash and 210,000 tons of langbeinite annually.

Moab, Utah

•	Potash ore at Moab is mined from two ore zones: the original mine workings in Potash 5 that were converted to a solution mine and the new horizontal caverns in Potash 9.

•	The Moab Mine has the nameplate capacity to produce 180,000 tons of potash annually, and the effective capacity to produce 93,000 tons of potash annually.

Wendover, Utah

•	Potash at Wendover is produced primarily from sub-surface brines containing salt, potash and magnesium chloride that are collected in ditches from the shallow aquifers of the Bonneville Salt Flats.

•	The Wendover Facility has the nameplate capacity to produce 120,000 tons of potash annually, and the effective capacity to produce 93,000 tons of potash annually.

Our Development Assets

We also own two idled mines in or near Carlsbad—the HB Mine and a mine at the North Facility which we refer to as the North Mine.

HB Mine

•

The HB Mine is an idled potash mine that we are in the process of reopening as a solution mine. We currently plan to commence Phase I of this project in 2008, with production expected to begin in 2009. Assuming a continuation of favorable market conditions and receipt of all necessary permits and approvals, we believe Phase I of the HB Mine project has the potential to ultimately add up to 150,000 to 200,000 tons of additional low-cost potash production annually by 2011. We expect the HB Mine to be one of the lower-cost potash mines in North America.

•	We are currently considering the scope and timeline for a proposed Phase II of this project, which we believe would further increase potash production at the HB Mine.

North Mine

•

The North Mine operated from 1957 to 1984 when it was idled mainly due to low potash prices and outdated, inefficient mineral processing facilities. Although most of the unused mining and processing equipment has been removed, the mine shafts remain open. Part of the North Mine surface plant is still active as this is where we granulate, store and ship potash produced at the West Mine. We may choose to reopen the North Mine in the future, although no feasibility study for the project is currently contemplated due to management’s focus on the HB Mine and other projects at our operating facilities. Two operable mine shafts and much of the transportation and utility infrastructure required to operate the mine, including mine permits, rail access, storage facilities, water rights, utilities and leases covering potash deposits, are already in place.

•	At the time of the purchase, potash prices were much lower and the North Mine was not expected to reopen, which resulted in no value being allocated to the mineral properties at the idle North Mine.

Our By-Product Production

During the extraction of potash, we also recover marketable salt and magnesium chloride. We also produce metal recovery salt, which is potash mixed with salt in customer-requested ratios, at our Wendover Facility. We account for the revenue generated from sales of these minerals as a reduction in the cost of goods sold of our primary potash product. During 2007, we sold a total of 320,000 tons of by-products from our Moab Mine and Wendover Facility, which reduced our operating costs by $7.5 million in the aggregate.

Summary of Our Reserves

The estimates of our proven and probable reserves as of December 13, 2007 and (as to the HB Mine only) March 11, 2008, were prepared by us and were reviewed and independently determined by Agapito Associates, Inc. based on mine plans and other data furnished by us. The following table summarizes our proven and probable reserves, estimated as required by the SEC.

Our Proven and Probable Reserves (000’s of product tons)(1)

Product/Operations	Date Mine Opened(2)	Current Extraction Method	Minimum Remaining Life (years)(3)	Proven Reserves KCl(4)	Proven Ore Grade(5) (% KCl or % Lang)	Probable Reserves KCl(6)	Probable Ore Grade(5) (% KCl or % Lang)
Muriate of Potash
Carlsbad West	1931	Underground	122	29,609	23.7	21,528	21.7
Carlsbad East	1965	Underground	42	6,148	19.0	6,511	17.8
HB Mine(7)	2009	Solution	28	4,791	34.6	208	32.2
Moab	1965	Solution	124	3,810	41.9	7,180	41.5
Wendover(8,9)	1932	Lake Brine Evaporation	30	—	—	2,806	1.2

Total Muriate of Potash				44,358	25.8	38,233	23.3

Sulfate of Potash Magnesia
Carlsbad East	1965	Underground	43	16,158	35.2	19,562	35.0

Total Sulfate of Potash Magnesia				16,158	35.2	19,562	35.0

(1)	The determination of estimated reserves is based on an independent review and analysis of our mine plans, geologic, financial and other data and Agapito’s familiarity with the Intrepid mines. Because reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserve information is reviewed in sufficient detail to determine if, in the aggregate, the data provided by us is reasonable and sufficient to estimate reserves in conformity with practices and standards generally employed by and within the mining industry and that are consistent with the requirements of U.S. securities laws. One ton red muriate of potash = 0.95 ton KCl; one ton white muriate of potash = 0.98 ton KCl; one ton sulfate of potash magnesia = 0.95 ton langbeinite.
(2)	These mines, excluding the Carlsbad HB Mine, have been operating in a substantially continuous manner since the dates set forth in this table. The Carlsbad HB Mine was originally opened in 1934 and operated continuously as an underground mine until 1996. The Carlsbad HB Mine is planned to begin production in 2009 as a solution mine.
(3)	Minimum remaining lives at the Carlsbad West, Carlsbad HB and Moab Mines are based on reserve tons divided by annual effective product capacity (with corrections for purity; see note (1)). Carlsbad East minimum remaining life is based on three phases, with various plant capacities: first, combined potash and langbeinite production; second, langbeinite only; and third, potash only. Wendover minimum remaining life is based on a projected average plant production of 63,000 potash tons which is estimated as 55,000 and 8,000 potash tons per year for the shallow and deep aquifers, respectively.
(4)	Proven reserves mean tonnages computed from projection of data using the inverse distance squared method taking into account mining dilution and recovery losses, metallurgical recovery factors, sales prices and operating costs from potash ore zone measurements as observed and recorded either in drill holes using cores, electric logs, or other geophysical devices or in mine workings. This classification has the highest degree of geologic assurance. The sites for measurement are so closely spaced and the geologic character so well defined that the thickness, areal extent, size, shape and depth of the potash ore zone are well-established. The maximum acceptable distance for projection from ore zone data points varies with the geologic nature of the ore zone being studied.
(5)	Ore grade expressed as expected mill head feed grade to account for minimum mining height for the Carlsbad East and West Mines. The ore grade for the Wendover Facility is the brine KCl concentration by weight. The ore grade for the Moab and Carlsbad HB Mines is the in-place KCl grade.
(6)	Probable reserves means tonnages computed by projection of data using the inverse distance squared method taking into account mining dilution and recovery losses, metallurgical recovery factors, sales prices and operating costs from available ore zone measurements as observed either in drill holes using cores, electric logs or other geophysical devices or in mine workings for a distance beyond potash classified as proven reserves. This classification has a moderate degree of geological assurance.
(7)	The Carlsbad HB Mine reserves are based on planned flooding of old workings and recovery of potash from the residual pillars only with the brine extracted using submersible pumps. Reserves are based on thicknesses, grades and mine maps provided by Intrepid. Capital costs to establish economic viability for the Carlsbad HB Mine reserves are based on in-house estimates independently verified by a third party. Operating costs to establish economic viability were based on operating costs for the Moab Mine with operating costs scaled by magnitude of production.
(8)

For the shallow aquifer there are no proven reserves because the shallow aquifer represents an unconventional resource and the estimating method was based on brine concentration, porosity, and aquifer thickness from historical reports. The brine concentrations have been confirmed recently but neither the aquifer thickness nor the porosity has been verified. Probable reserves for the shallow brine at the Wendover Facility have been calculated from KCl contained in the shallow aquifer with an estimated porosity of 0.45 and thickness of 18 ft over the reserve area (78.8 square miles). The distance for projection of probable reserves is a radius of three-quarters of a mile from points of measurement of brine concentration. The ore grade (KCl) is the percentage by weight of KCl in the brine.

(9)	Proven reserves have not been estimated due to the uncertainty of the hydrogeology of the deep aquifer. Probable reserves for the deep-brine aquifer at the Wendover Facility have been estimated based on historical draw-down and KCl brine concentrations. The ore grade (KCl) is the percentage by weight of KCl in the brine.

The following table summarizes production of our primary products at each of our facilities for each of the years ended December 31, 2007, 2006 and 2005.

Production of Our Primary Products (000’s of product tons)

One product ton of potash equals approximately 0.61 tons of K2O

	Year Ended December 31,
	2007			2006(1)			2005(2)
Primary Product	Ore Produc- tion	Mill Feed Grade	Finished Product	Ore Produc- tion	Mill Feed Grade	Finished Product	Ore Produc- tion	Mill Feed Grade	Finished Product
Muriate of Potash
Carlsbad West	2,519	13.4%	409	2,013	12.7%	305	2,544	12.9%	398
Carlsbad East(3)	2,259	11.4%	288	2,000	12.5%	260	2,266	12.4%	343
Moab	396	14.4%	77	535	14.4%	103	500	14.8%	94
Wendover	461	16.9%	103	378	17.5%	57	339	17.3%	62

	5,635		877	4,926		725	5,649		897

Langbeinite Carlsbad East(3)	2,259	4.8%	177	2,000	5.6%	156	2,266	3.2%	15

Total Primary Products	7,894		1,054	6,926		881	7,915		912

(1)	2006 production at our Carlsbad facilities was curtailed by a number of non-recurring events, including the commissioning of the dual potash and langbeinite facility at the East Mine and shutdowns at the West Mine to remove unused utilities that were affecting production.
(2)	2005 production at our East Mine was curtailed by the commissioning of the langbeinite plant in October 2005.
(3)	Muriate of potash and langbeinite at our East Mine are processed from the same ore feed.

The following table summarizes production of by-products at each of our facilities for each of the years ended December 31, 2007, 2006 and 2005.

Production of Our By-Products (000’s of tons)

	Year Ended December 31,
	2007	2006	2005
By-Product	Finished Product	Finished Product	Finished Product
Salt
Moab	109	130	100
Wendover	29	30	36

	138	160	136

Magnesium Chloride
Wendover	163	155	117

	163	155	117

Metal Recovery Salts
Wendover	19	13	23

	19	13	23

Total By-Products	320	328	276

Our Competitive Strengths

We believe the following core strengths will allow us to consistently increase stockholder value:

•

U.S. potash-only producer.    We are the largest producer of potash in the U.S., the second largest potash-consuming country in the world. We are dedicated solely to the production and marketing of potash-related products. After the completion of this offering, we will be one of two publicly-traded potash-only companies producing today, the other being Uralkali, a Russian producer.

•

As a U.S. producer that sells approximately 97% of its potash volume into the historically stable domestic market, we have limited exposure to sovereign and geopolitical risks faced by existing producers that are based in unstable political regions and/or primarily serve emerging economies. For example, during 2006 and the first half of 2007, Uralkali reported that 78% and 84%, respectively, of its revenues were attributed to sales to developing economies such as China, India and Brazil. Uralkali is incorporated in the Russian Federation and sells its products primarily through BPC, which is incorporated in Belarus.

•

We have followed a potash-only strategy by acquiring potash assets in New Mexico and Utah in order to consolidate marketing efforts and effect operating synergies. As a dedicated potash producer, we believe our financial performance is subject to less volatility than that of other fertilizer companies because potash prices have been subject to less volatility than prices for other fertilizers and commodity chemicals. In addition, the costs to mine and produce potash are relatively fixed and stable, whereas the costs to produce other fertilizers have significantly greater exposure to volatile raw material costs, such as natural gas used to produce ammonia. Our other competitors are meaningfully diversified into the nitrogen and phosphate-based fertilizer businesses and/or other chemical and industrial businesses. See “Potash Industry Overview”.

•

As a U.S. producer, we are not subject to the significant Canadian resource and capital taxes imposed on our primary competitors, which are located in Saskatchewan, Canada. See “—Royalties and Other Taxes”.

•

Assets located near our primary customer base.    Our mines are advantageously located near our largest consumers: agricultural areas west of the Mississippi River, oil and gas exploration areas in the Rocky Mountains and the Permian Basin and feedlots in Texas and other southwestern and western states. We believe that our location allows us to realize higher net sales prices than our competitors, who must ship their products across longer distances to consuming markets, which are often export markets. Also, because annual consumption of potash in our markets (3.5 million K 2O tons) is greater than five times our current annual production (0.6 million K2O tons)(1), we can target sales to the markets in which we have the greatest transportation logistical advantage, maximizing our net sales per ton. Our logistical advantage consists of access to strategic rail destination points and proximity to major trucking routes. By participating in our local truck market, we can cost-efficiently reach regional customers that lack rail access and act as a regional warehouse for customers that value just-in-time delivery. Because we are located on major agricultural truck routes, we can take advantage of back-haul opportunities to agricultural markets. After truckers bring agricultural products into our region, they often use their empty trailers to back haul our potash back into those agricultural areas, which is more cost-effective than rail transportation. In addition, our location in an oil and gas producing region allows us to serve industrial customers, the majority of whom we reach via the truck market. This geographic advantage is difficult for competitors to erode, particularly in an environment of historically high and rising transportation costs.

(1)	The following states are included in this calculation: AZ, AR, CA, CO, ID, IL, IA, KS, LA, MS, MO, NE, NV, NM, OK, OR, TX, UT, WA and WY.

The chart below sets forth what we believe to be our average net sales per ton advantage, which results primarily from our freight cost advantage, over our primary Canadian competitors per product ton of potassium chloride for each of 2007, 2006 and 2005.

	2007	2006	2005
Intrepid Potash net sales per ton advantage(1)	$39	$43	$29

(1)

Based on net sales per ton for Agrium Inc., The Mosaic Company and PCS for muriate of potash only. Mosaic’s MOP revenues were calculated by subtracting langbeinite-only revenues, assuming $115 net sales per ton for langbeinite (K-Mag®).

•

Diversification into niche markets.    We sell to three different markets for potash—the agricultural, industrial and feed markets. During 2007, these markets represented approximately 64%, 30% and 6% of our potash sales, respectively. According to the IFA, 95% of all potash produced is used as a fertilizer. North American agricultural markets primarily consume granular potash, whereas the industrial and feed markets primarily consume standard potash. Our facilities were designed to produce either of these products, and we are able to easily switch production between them, giving us the flexibility to adjust our product mix to market conditions. As a result, we believe our sales are diversified across more distinct, unrelated consumer markets than those of many of our competitors, adding stability to our potash revenues. A primary component of the industrial markets we serve is the oil and natural gas services industry, where potash is commonly used in drilling and fracturing oil and natural gas wells. According to SRI Consulting, U.S. industrial consumption of potash is growing rapidly relative to the agricultural market, with a compound annual growth rate of 5.1% from 1990 to 2005.

We are one of two exporting producers of langbeinite in the world. Both producing facilities are located in Carlsbad, New Mexico. Given the greater scarcity of langbeinite relative to potash and its agronomic suitability for certain soils and crops, there is demand for our langbeinite production outside of our core potash markets. PCS markets our langbeinite production outside North America. This relationship gives us access to PCS’ extensive international sales network and informs us about developments in the international market. During 2007, we sold approximately 158,300 tons of langbeinite, representing 15% of our total product tons sold during this period.

•

Significant reserve life and water rights.    Our potash and langbeinite reserves each have substantial life, with remaining reserve life ranging from 28 to 124 years, based on proven and probable reserves estimated in accordance with SEC requirements. This lasting reserve base is the result of our past acquisition and development strategy. In addition to our reserves, we have access to significant mineralized deposits for potential future exploitation. We also own valuable water rights at each of our facilities, including well fields in Carlsbad, New Mexico, which we believe are sufficient for our current production and currently planned future projects, including the proposed reopening of the HB Mine. Because available water rights are limited in Carlsbad, New Mexico and Moab, Utah, obtaining a package of water rights equivalent to our current rights or sufficient to operate a new mine would be extremely difficult.

•

Valuable existing facilities and infrastructure.    Constructing a new potash production facility requires extensive capital investment in mining, milling and infrastructure, which is expensive and requires substantial time to complete. Our five operating facilities and two development assets already have significant facilities and infrastructure in place—including assets capable of mining and milling potash ore, and access to transportation channels by road and rail. We have the ability to expand our business using existing installed infrastructure, in less time and with lower expenditures than would be required to construct entirely new mines.

•	Track record of innovation and modernization. Our management team has a history of building successful operations through the acquisition of underutilized assets, followed by creative use of technology to increase productivity and reliability. Each of our facilities represented only a small portion of its prior owner’s business at the time we acquired it. As an entrepreneurial, potash-only producer, we have devoted considerable management attention to each facility, with a focus on modernization and improving production. We have applied technologies from other industries, including the oil and gas industry, and implemented innovative production processes. We have invested approximately $80 million in capital improvements since acquisition through December 31, 2007 at our operating facilities, and we plan to continue making capital investments in our mines. See “—Our Capital Program” below for descriptions of many of these projects.

•

Low-cost solar evaporation operations.    The Moab Mine and the Wendover Facility use solar evaporation to crystallize potash from brines. These facilities annually account for approximately 20% of our total potash production. Solar evaporation is a low-cost and energy-efficient method of producing potash. Our understanding and application of solution mining, combined with our location in regions with favorable climates for evaporation, allow our Utah facilities to achieve low production costs. We intend to leverage this technology and experience in constructing the HB Mine solution mine in Carlsbad, New Mexico, where evaporation rates are comparable to those in Moab, Utah and there is adequate land available to build solar ponds.

Our Strategy

We intend to increase production and profitability through the execution of the following strategies, which were developed as part of our five-year operating plan:

•

Expand potash production from existing facilities.    We have expansion opportunities at our operating facilities to significantly increase production. We expect that expansion and improvement opportunities at our current mines will drive down our unit cost per ton and increase our cash flow. We estimate that these opportunities will require a $27 to $32 million investment over the next five years and will increase annual potash production by an expected aggregate of over 110,000 tons over the next five to seven years. Because of our market share, we believe increases in our effective capacity have limited effect on international potash prices. We believe we can, therefore, enjoy expanding margins on incremental production through full price realization and decreasing production costs per ton. Below we have identified our most significant opportunities at our operating facilities and the expected production increases from those opportunities:

•	West Mine: Increase average potash production by approximately 15%, or 60,000 tons annually, by improving the ore storage and skip loading systems and by adding a tailings regrind circuit;

•

East Mine: Increase average potash production by approximately 11%, or 34,000 tons annually, by adding a fifth operating production crew in the mine and by improving brine recovery with new thickeners;

•	Moab Mine: Increase average potash production by approximately 11%, or 10,000 tons annually, by adding additional horizontal cavern systems; and

•	Wendover Facility: Increase average potash production by approximately 10%, or 6,000 tons annually, by adding additional deep brine wells.

•

Reopen the HB Mine as a solution mine.    The HB Mine, located in Carlsbad, New Mexico, was formerly operated by Mississippi Chemical Company as a conventional underground mine. It ceased operating in 1996 and has remained idle since that time. We are in the process of reopening the HB Mine as a solution mine, which we believe is especially suitable technology for this project due to the easily accessible mineral resource and our ability to rely in part on existing equipment and personnel at our Carlsbad facilities to process potash. We have invested approximately $1.5 million toward this project through December 31, 2007, and have included additional capital expenditures of $20 to $25 million in our 2008 budget. We believe that capital investments to reopen the mine, which we anticipate will require total expenditures of $78 to $88 million for Phase I of the project, will be lower than would be required to build an entirely new mine. We expect that the HB Mine will be among the lower-cost potash mines in North America and that potash produced from the mine will be our lowest-cost product on a per-ton basis. The idled mine contains hundreds of high-grade ore pillars that were left behind by the prior operators as roof support. These pillars have been crushed over time, exposing potash. We plan to flood the mine, similar to the original solution mine in Moab, which will dissolve the remaining potash resource in the mine. We then plan to build solar ponds similar to those in Moab, in which we will evaporate the potash-rich brines from the mine. The resulting potash will be harvested and processed at the West Mine processing plant, which will allow us to avoid new fixed costs.

For the past two years, we have been discussing the project and permitting matters with State of New Mexico officials. We have also drilled six groundwater monitoring wells, presented a preliminary solar evaporation pond design to State of New Mexico officials, studied the geology of the mineralized deposits and completed an underground pilot test. We filed our combined discharge and underground injection control permit application for the solution mine at the HB Mine with the State of New Mexico on March 10, 2008, and we plan to file timely applications for additional permits and approvals with the State of New Mexico and the Bureau of Land Management, including well permits and approval of a mine reclamation plan. Following certain public comment periods, we expect to receive all permits and approvals required to commence construction by the end of 2008, and to receive all permits and approvals required for operation of the project and commence production from the HB Mine in 2009. Assuming a continuation of favorable market conditions, we expect production from the HB Mine to begin in 2009 and believe Phase I of the project, which consists of the flooding of 4,400 of the 21,600 total acres of the mine, has the potential to ultimately add up to 150,000 to 200,000 tons of additional low-cost potash production annually by 2011. We are currently considering the scope and timeline for a proposed Phase II of this project, which we believe would further increase potash production at the HB Mine.

•

Expand langbeinite production and demand.    We are one of two exporting producers of langbeinite. We mine langbeinite in Carlsbad, New Mexico from the only known reserves of langbeinite in the world. Langbeinite production at the East Mine began in August 2005 and steadily increased to 177,000 tons for 2007. We initially entered the langbeinite market on a limited basis, in order to be able to test the level of market demand. Through our marketing efforts in North America and our relationship with PCS, which markets our langbeinite outside North America, global market demand for langbeinite has increased, and customer relationships have been built that we believe will allow us to sell additional tons into the marketplace.

In order to better capitalize on the strong and growing demand for langbeinite, we have initiated an estimated $10 to $15 million project that we expect will allow us to increase our annual langbeinite production by approximately 45%, or 80,000 tons, over the next three to four years. By using a more efficient processing method, we expect this additional production to lower our production costs per ton. We have also added a fifth operating production crew in the mine, which we believe will further increase our langbeinite production by approximately 6%, or 10,000 tons. We have also expanded our support systems for our langbeinite business by hiring an agronomist to educate growers about the benefits of langbeinite and by establishing a network of warehouses throughout North America for langbeinite distribution. We believe that with additional marketing, the size of the langbeinite market could be further increased in the future.

•

Increase our profitability.    We will continue to seek to increase our profitability by targeting sales to more profitable markets, by reducing per ton costs and by optimizing reliability of production. We plan to continue to pursue sales in regional markets located near our facilities, where our transportation cost advantage allows us to obtain higher net sales per ton than our competitors. From inception to December 31, 2007, we have spent approximately $80 million on capital improvements at our facilities. We believe these investments have enhanced the reliability and productivity of our operations. These investments have begun to produce positive results. In addition, we see further opportunities to reduce our fixed and variable operating expenses through additional strategic investments. We plan to implement projects that reduce energy consumption and water consumption. We also plan to implement projects to reduce costs through automation, improved processing technology and other measures. Two examples of completed cost reduction projects include the installation of a high-efficiency boiler at the East Mine and the replacement of a diesel fuel dryer with a propane dryer at the Wendover Facility. We plan to pursue various projects designed to increase the reliability of our mining facilities and minimize production downtime. For example, we plan to add more intermediate storage facilities at the West Mine and overhaul our belt systems at the East Mine. We expect these projects to result in more stable production rates and a more predictable income stream.

Our Products

Muriate of potash is the primary potash mineral, both in our business and in the potash industry generally. Secondary potash minerals include sulfate of potash magnesia, or langbeinite, which we produce, and potassium sulfate and potassium nitrate, which we do not currently produce.

Muriate of Potash

Muriate of potash, which we generally refer to as potash in this prospectus, is the most common commercial form of potassium chloride (KCl). Muriate of potash is the most abundant, least expensive source of potassium on a delivered K2O basis and is the preferred source of potassium for fertilizer use, currently accounting for approximately 95% of total potassium fertilizer use. Because the amount of potassium contained in potash varies, the industry has established a common standard of measurement by defining a product’s potassium content in terms of equivalent percentages of potassium oxide (K2O). Commercial grades for fertilizer use are usually 95% to 98% potassium chloride, containing about 60% to 62% K2O. According to the IFA, approximately 95% of muriate of potash produced is used as a fertilizer, with the remaining 5% being used in the oil and gas drilling industry and other industrial applications. Potassium chloride is the primary raw material used to produce industrial potassium hydroxide and its derivative salts, the most commercially important of which are potassium carbonate, potassium chromate, potassium permanganate and the potassium phosphates. It is also used as an intermediate in chemical synthesis routes to potassium sulfate and potassium nitrate. Potash is either red or white in appearance, depending on how it was produced.

We sell potash in various grades, colors and sizes typical to the industry. A description of typical potash characteristics follows:

•

Grade.    Potash is typically refined to either a 60% K2 O content or a 62% K2O content, produced using either flotation or crystallization, respectively. The highest grade product is often used in industrial applications, for animal feed and for soluble fertilizer applications. The products are, however, interchangeable in most applications. Higher-grade potash typically sells for a slight premium.

•

Color.    Potash mined conventionally will often have a red or pink color due to the presence of trace amounts of iron. Potash refined from brines or from crystallization is typically white in appearance. The color of potash has no physical significance, though red-tinted potash is almost certain to be of the 60% K2O grade, while white potash can be either 60% or 62% K2O product, depending on the refining method. Color does not affect potash pricing.

•

Size (SGN).    Potash is typically sold in four sizes: fine, standard, granular and coarse. Fine potash is the smallest in size and is typically sold into the animal feed or soluble fertilizer markets. Standard potash is about the size of medium-grade sand and is typically sold internationally, into the industrial market, or to a fertilizer granulator. Granular potash is produced by compacting potash and then breaking it into small two- to four-millimeter size chunks for sale into the agricultural markets. Coarse potash is fairly similar to granular potash in size, but does not require compaction as it is naturally produced large in size. The three primary fertilizer nutrients are typically applied with one pass over the field with a fertilizer spreader. In order to assure the fertilizer is evenly spread, the nutrients must be of similar size guide number, or SGN. As farms modernize around the globe and fertilizer is blended and spread mechanically, coarse and granular SGN are becoming increasingly important.

Langbeinite

Like muriate of potash (which contains between 60% and 62% K2O commercially), langbeinite is a source of potassium (approximately 22% K2O) and is therefore used primarily as a fertilizer. Langbeinite, however, also contains two valuable secondary nutrients, magnesium (11% Mg) and sulfur (22% SO4). Langbeinite is thus 55% fertilizer nutrients by weight, which is slightly below potassium chlorides at 60 to 62%. Langbeinite is an attractive fertilizer for chloride-sensitive crops and crops that require magnesium or sulfur applications because of its high-nutrient, low-chloride content. Because of its scarcity, langbeinite has not been available to many end markets, which has resulted in unmet demand for additional production.

Sulfate of potash magnesia is the most common commercial form of langbeinite. We produce langbeinite in three grades: fine, standard and coarse. The distinctions are very similar to those of potash. In 2007, our langbeinite production represented 15% of world effective capacity from naturally occurring langbeinite deposits. We market our langbeinite under the name Intrepid Trio™. Mosaic, our leading competitor in the langbeinite market, markets its langbeinite under the name K-Mag®.

By-products

The crystallization of potash and salt through solar evaporation at our Moab Mine and Wendover Facility yields a high-quality solar salt. We produce salt in three grades: fine, medium and coarse, which we sell as bagged or bulked out of our Moab Mine. We also sell salt in bulk form from our Wendover Facility.

Magnesium chloride is plentiful in nature and is obtained through refining magnesium-bearing brines similar to those found in the Great Salt Lake. We harvest magnesium chloride brines, which typically are used in the deicing and dedusting markets, during the last stages of evaporation in the solar ponds at our Wendover Facility.

We also produce metal recovery salts, which are mixtures of salt and potash. Metal recovery salts are blended in ratios requested by our customers and are sold primarily for use in the metallurgical processing industry.

For all of our by-products, we have capacity to produce at levels to meet market demand and choose to limit production to demand in order to control our inventories. Our by-product reserve life is linked to the underlying potash resource. As long as potash can be economically mined, the by-products may be produced. However, as we add horizontal caverns at our Moab Mine, we will produce more potash and less salt from that mine over time.

Our Mining Techniques

Potash is either mined from deep ore deposits or, in a few cases, extracted from surface or sub-surface brines containing high levels of potassium. We mine our underground deposits using either conventional mining or solution mining. The method of underground extraction depends primarily on the characteristics of the ore body. Shallow ore bodies that are relatively flat, with good roof support, minimal flood risk and above four feet in thickness will typically be mined using conventional mining. Greenfield projects involving deposits that are deeper than 4,000 feet, have a folded or thin ore seam, poor rock mechanics, or high flood risk and are of an appropriate ore grade and mineral composition are typically mined using solution mining. Solution mining is also used to recover additional potash left behind by or not recoverable through conventional underground mining.

Conventional Underground (Room and Pillar) Mining

We use continuous mining at our East and West Mines to extract ore for processing in the respective surface facilities. Continuous mining is a form of room and pillar mining that uses continuous miners to cut a network of interconnected passages as high as the potash seem. Roof bolters stabilize the mine roof and pillars are left to provide additional roof support. Ore extracted at the face is conveyed using belts and a hoist system to the surface for processing.

Our potash deposits in Carlsbad, New Mexico have traditionally been mined using continuous mining with high extraction ratios made possible by the presence of 400 feet of stable salt overburden. These conventional mining operations utilize a shaft sunk to the ore body and continuous mining machines to cut out the ore, which is then lifted to the surface for processing.

We currently extract approximately 2.5 million tons of ore annually from our West Mine. We currently extract 2.3 million tons of mixed potash ore and langbeinite ore annually at our East Mine.

Solution Mining

We use solution mining at our Moab Mine and plan to utilize solution mining to extract potash from our idled HB Mine, which we are planning to reopen. Solution mining does not require men or machines to be underground. The potash in the ore zones at the Moab Mine and the HB Mine is soluble and can be extracted from the ground by injecting a solvent (usually salt-saturated water) into a potash ore body. The solvent dissolves the potash, which causes the density of the solvent to increase. The dense, potash-rich solvent then sinks to the bottom of the mine, where an extraction well pumps the salt and potash saturated brine to the surface for processing.

Our Moab Mine uses solution mining technology to extract potash from a mine formerly operated as a conventional mine and from potash caverns created through an innovative horizontal drilling program initiated by Intrepid Mining. Moab’s potash reserves are extracted using solution-mining techniques utilizing both vertical and horizontal wells and heated injection brine. At our Moab Mine, we inject heated, salt-saturated brine into a potash and salt formation to selectively dissolve potash. The double (salt and potash) saturated brine is then extracted to the surface where the water is evaporated from the minerals in solar evaporation ponds. The salt and potash crystals are then separated in a mill.

Solar Evaporation

We use solar evaporation at our Moab Mine and Wendover Facility, which are located in favorable climates for evaporation, with abundant sunlight, warm temperatures and low precipitation. We also plan to use solar evaporation technology similar to that used in Moab as part of the HB Mine project, since evaporation rates in Carlsbad, New Mexico are comparable to those in Moab. The

Wendover Facility exploits primarily sub-surface brines containing salt, potash and magnesium chloride that are collected in ditches from the shallow aquifers of the Bonneville Salt Flats. In dry years, brines from a deep, potassium-rich aquifer supplement the sub-surface brines. At the Moab Mine, brines are extracted from the solution mining caverns and pumped to the surface. Once a brine containing potash is available at the surface, it is placed into solar evaporation ponds, where natural evaporation of the water is used to crystallize out the potash and salt contained in the brine. The resulting white potash and salt are then processed and prepared for sale. At our Wendover Facility, the liquid remaining after solar evaporation contains a high concentration of magnesium chloride, which is processed to produce a by-product—magnesium chloride brine.

Our Milling (Processing) Techniques

We use either flotation or hot leach and crystallization technology at our mills to separate potash from the salt and other minerals we send to our mills. At our East Mine, we use hot leach and crystallization to recover potash from the mixed ore and then utilize cyclones and leaching technology to recover langbeinite.

Flotation

We use flotation at the mills at our West Mine, Moab Mine and Wendover Facility to recover potash. Potash extracted from mines or crystallized in solar ponds must be separated from the salt that accompanies potash in the process. While in principal this is a simple process, the art of flotation requires careful management of ore grinding, insoluble minerals, the brines used in the process, reagents ratios, product leaching and debrining and treatment of the finished product. The most common method of separating the potash from the salt is to mix a biodegradable oil called amine with potash and salt. Amine binds to potash but not salt. Next, the salt and potash are mixed in a double-saturated brine and air is bubbled through the brine. The air attaches to the amine, causing the potash crystal to float. The floated potash is leached, dried, screened and then either sold as standard potash or compacted to become granular grade potash. Potash refined by flotation is typically 60% K2O, which is the normal standard for commercial-grade potash. We have compaction facilities at our Moab Mine and Wendover Facility. Our West Mine does not have a compaction facility, so we transport the potash by truck to the compaction mill at our North Facility, where it is compacted and stored for final sale.

Hot Leach and Crystallization

The process of hot leaching and crystallization used at our East Mine is based on the different solubilities of potash and salt. Potash is much more soluble at higher temperatures than at lower temperatures, while salt is equally soluble across a wide range of temperatures. The process begins by dissolving the potash away from the salt, a process called leaching. The salt-saturated brine used to dissolve the potash is heated, which allows the brine to hold a large amount of potash in a dissolved state. After leaching the potash, we recover the potash by rapidly cooling the brine using vacuum crystallizers. As the brine cools, it can no longer hold as much potash, which causes the potash to form solid crystals and drop out of the brine. The resulting potash, which is 62% K2O, is then dried and compacted for sale as granular or standard potash.

Brine Cyclones and Leaching

After the potash ore is leached from the mixed ore at the East Mine, salt and langbeinite remain as solids. We recover the langbeinite by taking advantage of two of its key physical properties—first, langbeinite has a much higher density than salt and second, langbeinite is much less soluble in fresh water than salt. We utilize brine cyclones that circulate the langbeinite and salt at high velocities in a brine. This process causes the denser langbeinite material to gravitate towards the bottom of the cyclone while sending much of the salt out the top of the cyclone. We continue processing the langbeinite and salt mixture that exits the bottom of the cyclones by combining it with fresh water and sending it into a leach pipeline to dissolve the salt. The salts dissolve in the leach pipeline, leaving behind product-grade langbeinite, which is dried and screened into appropriate product sizes. We are the first company to use brine cyclones as a primary means of recovering langbeinite. Langbeinite can also be separated from salt using heavy media or a flotation process similar to the flotation of potash ore.

Our Capital Expenditure Program

Our mines have long operating histories, and immediately after their acquisition required initial high levels of restoration and sustaining capital to ensure predictable long-term operations. While much of the restoration work has been completed, we expect we will require moderately higher capital expenditures for two more years to complete identified sustaining capital projects. We have also identified significant opportunities to increase production and are executing a capital spending program to incrementally increase production at each of our mines.

Our management team strives to increase production by looking outside the potash industry to see how other companies are addressing issues that are common to their industry and ours. We then apply that knowledge to our business, using our own employees to develop and execute improvements. During the last five years, we have successfully executed the following opportunity capital projects, which have resulted in increased production:

•	drilled and completed the first horizontal solution mining caverns in a potash application in Moab, Utah, resulting in stabilized production volumes at nearly twice the pre-acquisition level;

•

drilled and completed a corrosion-resistant deep-brine well in Wendover, Utah, applying best practices to create longer-lived wells than had previously been completed in Wendover and to improve the reliability and productivity of the Wendover Facility;

•

installed an innovative langbeinite processing facility at the East Mine to allow the co-production of potash and langbeinite from one ore feed to the plant, which allowed the East Mine to shift from a potash ore body to a mixed ore body and allowed us to enter the langbeinite market;

•

purchased high productivity mining equipment, modified for potash from its original application in the coal industry, to increase mining productivity and replace an aging mining fleet in Carlsbad, New Mexico;

•	installed new flotation equipment at the Wendover Facility and West Mine to improve recoveries of potash, based on our experience with flotation technology at all of our facilities; and

•	replaced the product dryer in Wendover to increase plant throughput and allow fuel switching to reduce costs.

In addition, in the last five years, we have completed the following modernizations and improvements at our facilities:

•	installed a state-of-the-art underground wireless communications system in the East and West Mines to increase safety, improve productivity and allow future technology additions;

•	installed Mincom enterprise resource planning and asset management software to improve our maintenance and mine planning functions and consolidate reporting;

•

upgraded and improved lab equipment, including the additions of an x-ray diffraction analyzer, an inductively coupled plasma (ICP) spectrometer, an ion chromatograph and a new particle size analyzer, which have greatly improved our ability to respond to changes in our ore feed and product quality;

•	used oil and gas logs and 3-D seismic surveys to delineate potash ore zones; and

•	replaced outmoded control equipment with new, state-of-the-art digital control panels.

During the next five years, we plan to execute the following opportunity capital projects to increase our production:

•

install larger surface and underground storage systems at the West Mine to decrease the hoisting distance and decouple the mine from the mill, and install a coarse tailings regrind circuit to improve potash recovery, which we expect will increase potash production by approximately 15%;

•

improve the production of potash and langbeinite at the East Mine by approximately 11% and 51%, respectively, by adding an additional miner, improving brine recovery with new thickeners and installing flotation cells that will both improve recoveries and decrease water usage;

•

drill additional horizontal caverns in Moab to increase residence time in all the solution mining caverns at Moab, resulting in higher potash saturation levels in the brines and an approximately 11% increase in potash production; and

•	drill additional deep-brine wells at the Wendover Facility to increase the amount of brine available to evaporate, resulting in an approximately 10% increase in potash production.

Our Marketing and Distribution

North American Marketing and Distribution

We sell the majority of our potash, approximately 81% in 2007, on the spot market in the U.S. The remainder of our sales were under short-term industrial or feed contracts. We have no material contracts to sell potash at pre-determined prices in the future. Our primary regional markets include agricultural areas west of the Mississippi River, oil and gas exploration areas in the Rocky Mountains and the Permian Basin and feedlots in Texas and other southwestern and western states. We sell potash in North America through our Arlington, Texas and Denver, Colorado sales offices.

The cost of transporting potash is significant and gives a clear cost advantage to producers located near potash consumers. We enjoy a transportation cost advantage in the potash-consuming regions we can most easily reach using our primary rail service and local truck markets. Our assets are located along major truck routes used to transport grain from the midwestern U.S. into our region and then back haul potash from our mines back to those agricultural areas. In addition, our location in an oil and gas producing region allows us to serve industrial customers, the majority of whom we reach via the truck market. We also have access to primary rail lines that allow us to reach strategic destinations without switching rail carriers, which lowers transportation costs. In 2007, we transported approximately 59% of our potash by rail and 41% by truck. The regional truck market poses some additional barriers to entry for competitors as they would have longer hauls and need to establish trans-loading and warehouse facilities to reach our truck customers. Additionally, because truck shipments are more frequent and of a smaller size than rail shipments, participating in the regional truck market enables us to manage inventory levels and service customers who value just-in-time delivery. Due to the close proximity of our mines to potash-consuming regions and our ability to sell over 97% of our potash production into the domestic market, we command much higher net sales per ton than our competitors who must transport their potash over longer distances to reach a broader

North American market and also must ship much of their production to foreign ports. In most cases, we sell our product net of delivery costs (FOB the mines), which means our customers acquire title to the product once it is loaded and leaves the plant and they therefore bear the cost and risk of transportation.

We own, lease or contract for the necessary infrastructure and distribution system to store and deliver our products. We have significant storage capacity at our facilities, and in addition, we have contractual arrangements with a number of strategically located warehouses that provide for timely local delivery. We lease a number of rail cars and use system cars for the remainder of our deliveries.

During 2007, we sold approximately 60% of our langbeinite production into the domestic spot market. We began marketing langbeinite in late 2005 with a team of experienced salespeople who have helped build a diverse and growing customer base. We have also expanded our support systems for our langbeinite business by hiring an agronomist and establishing a network of warehouses throughout North America for the distribution of langbeinite. While we enjoy a freight advantage relative to our competitors with respect to potash sales, the same is not true for langbeinite as our primary competitor is also located in Carlsbad, New Mexico.

International Marketing and Distribution

All of our international sales of potash, with the exception of sales to Canada and Mexico, are negotiated by PCS on a spot basis. During 2007, approximately 40% of our langbeinite was sold internationally, and the majority of these international sales were negotiated on our behalf through PCS. Our relationship with PCS is important to us because it gives us access to PCS’ extensive international sales network and informs us about developments in the international market. The chart below shows the percentage of sales of potash and langbeinite made to various countries during the years ended December 31, 2007, 2006 and 2005. We expect continued growth in international sales, particularly for langbeinite.

Geographic Breakdown of Net Sales

	Percentage of Net Sales
	Year Ended December 31,
Region	2007	2006	2005
Mexico/Latin America	4.4%	4.4%	2.7%
Caribbean	0.2	0.9	1.0
Canada	0.9	0.2	—
Other	0.7	—	—

Export Subtotal	6.2	5.5	3.7
USA	93.8	94.5	96.3

Total Sales	100.0%	100.0%	100.0%

Customers

We have a diversified customer base exceeding 280 customers. We sell to three different markets for potash—the agricultural, industrial and feed markets. In 2007, these markets represented approximately 64%, 30% and 6% of our potash sales, respectively. According to the IFA, 95% of all potash produced is used as a fertilizer. As a result, we believe our sales are diversified across more distinct consumer markets than those of many of our competitors, adding stability to our potash revenues. We are one of two exporting producers of langbeinite in the world. Both producing facilities are located in Carlsbad, New Mexico. Given the greater scarcity of langbeinite relative to potash and its agronomic suitability for certain soils and crops, there is demand for our langbeinite production outside of our core potash markets.

Within the agricultural market, we supply a diversified customer base of distributors, retailers and cooperatives, who in turn supply growers producing a wide range of crops. Agricultural markets primarily consume granular potash, whereas the industrial and feed markets primarily consume standard potash. Our facilities were designed to produce either of these products, and we are able to easily switch production between them, giving us the flexibility to adjust our product mix to market conditions. Servicing the industrial market provides us with customers that are unrelated to agricultural markets.

In 2007, 2006 and 2005, one customer, a distributor, accounted for 10.5%, 10.0% and 14.9% of net sales, respectively. In 2007, 2006 and 2005, a second customer, also a distributor, accounted for 9.7%, 10.9% and 10.2% of net sales, respectively. Although we consider our relationships with both of these customers to be very important, we do not believe that under normal market conditions, their loss or a significant decline in their purchases would have a material adverse effect upon our financial results.

Marketing of Salt

Salt produced at our Moab Mine is sold in either a dried bulk or dried and packaged form. Salt produced at our Wendover Facility is sold in bulk form only. Salt sales help reduce total production costs, as salt is considered a by-product. Due to the cost of transporting salt, it is typically sold into local markets by truck and rail.

Marketing of Magnesium Chloride

In 2004, Intrepid Mining entered into an exclusive magnesium chloride marketing agreement with Envirotech Services, Inc. of Greeley, Colorado. Under this agreement, Envirotech markets the majority of our magnesium chloride.

Seasonality

The sales patterns of our agricultural products are generally seasonal. Over the last three years, we have averaged 28% of our annual potash sales volume during the three-month period from February through April, when the demand for fertilizer typically peaks. The strongest demand for our fertilizer products occurs during the spring planting season, with a second period of strong demand following the fall harvest. We and our customers generally build inventories during the low demand periods of the year in order to ensure timely product availability during the peak sales seasons. The seasonality of fertilizer demand results in our sales volumes and net sales being the highest during the spring and our working capital requirements being the highest just before the start of the spring season. Our quarterly financial results can vary from one year to the next due to weather-related shifts in planting schedules and purchasing patterns. Our higher percentage of sales to industrial and animal feed markets relative to our competitors tends to smooth the seasonal sales pattern.

Our Competition

We sell into commodity markets and compete based on delivered price, timely service and quality product. Products must maintain particle size and K2O content benchmarks to compete effectively. Further, our customers highly value the ability to deliver product in a timely manner.

We compete primarily with much larger potash producers, principally Canadian producers and, to a lesser extent, producers located in the former Soviet Union. As a smaller producer, we seek to maintain an advantage through timely service, the ability to time our sales to market conditions and a focus on the markets in which we have a transportation cost advantage.

Our Employees

As of March 31, 2008, we had 734 employees. Of these employees, 611 were located in Carlsbad, New Mexico, 46 in Wendover, Utah, 50 in Moab, Utah, 20 in Denver, Colorado and 7 in other locations. We have a collective bargaining agreement with a labor organization representing our employees in Wendover, Utah, which expires on May 31, 2008. We consider our relationships with our employees to be satisfactory.

Legal Proceedings

We are a party to various legal proceedings that challenge decisions of the Bureau of Land Management, or BLM, relating to oil and gas drilling in the Potash Area in southeastern New Mexico, where our New Mexico mines are located. Through the proceedings described below, we are attempting to cause the BLM to more accurately map and protect the potash resource, conduct a comprehensive safety study as to oil and gas drilling around our mines and limit drilling in areas that we believe contain potash deposits.

Potash Association of New Mexico v. United States Department Of The Interior, et al., pending in the United States District Court for the District of New Mexico. We are not a party to this action, which does not currently involve any claims against us. We are a member of the Potash Association of New Mexico, or PANM, and in that capacity we are participating in this action. On December 6, 2006, PANM commenced this challenge of certain holdings of the Interior Board of Land Appeals, or IBLA, in IMC Kalium Carlsbad, Inc., et al., 170 IBLA 25 (2006) (We are not a party in IMC Kalium). IMC Kalium, commenced July 29, 1992, involves appeals of the denial of 72 applications for permits to drill, or APDs, for oil and gas wells in the Potash Area, including approximately 40 APDs on our federal potash leases or adjacent areas of interest to us. The BLM denied these APDs between 1992 and 1994 under the applicable order of the Secretary of the Interior, or the Secretarial Order, relating to the Potash Area. The holdings being appealed relate to how and to what extent the BLM may consider the potential impact of a proposed oil and gas well on the safety of potash miners when acting on an APD. If this appeal is not successful, it may result in the BLM granting the APDs that are the subject of IMC Kalium, or APDs for other wells, on or near our potash leases that the BLM would not grant if the appeal is successful. Such wells would interfere with our ability to mine the potash reserves and other potash deposits within a reasonable safety buffer around the wells.

Intrepid Potash–New Mexico, LLC v. BLM.    We filed this appeal on September 19, 2006, challenging the BLM’s approval of 11 APDs located approximately one and one-half miles east of our East Mine near Carlsbad, New Mexico. This appeal does not currently involve any claims against us, and our current potash leases do not cover the lands on which these wells would be drilled. We argue in this appeal that: (i) BLM failed to consider electric log data in mapping commercially recoverable potash in violation of its duties under the Secretarial Order to use the latest information and technology to map and protect commercially recoverable potash from undue waste from oil and gas drilling and (ii) BLM did not comply with the requirements imposed by the National Environmental Policy Act when considering the APDs, including the impact of wasting the potash resource. The IBLA has granted our motion to stay BLM’s approval of the APDs pending resolution of the appeal, citing the IBLA’s prior decision in IMC Kalium in finding that the BLM may not approve the APDs unless its potash mapping standard is updated using the latest data and technology available, and finding that Intrepid Mining had demonstrated a likelihood that it would prevail in its argument that the mapping standard is deficient in this respect. If Intrepid Mining’s appeal is not successful, the BLM may grant APDs for wells in areas that we believe contain potash reserves or other commercially recoverable potash deposits but that the BLM is unwilling to recognize unless we drill additional core holes to corroborate the electric log data relied on by Intrepid Mining. There is no assurance that we would be able to obtain the necessary permits for such core holes and drill such core holes quickly enough to substantiate the presence of commercially recoverable potash prior to the drilling of the wells. Such wells would interfere with our ability to mine the potash deposits within a reasonable safety buffer around the wells.

Protests of Pending APDs.    As of March 31, 2008, Intrepid Mining has protested approximately 25 additional APDs in the Potash Area on or near its BLM and State of New Mexico potash leases that have been submitted by various oil and gas operators. These protests, filed in 2006 and 2007, do not currently involve any claims against us. Intrepid Mining’s protests are based on the arguments advanced in the proceedings described above, and additional arguments including that the proposed drilling presents an unacceptable safety hazard to our underground potash operations. There can be no assurance that our protests will result in the denial of the APDs and, if these APDs are granted and we are not successful in any appeal thereof, the wells would interfere with our ability to mine the potash reserves and other potash deposits within a reasonable safety buffer around the wells.

We are subject to claims and legal actions in the ordinary course of our business. We do not believe any currently pending or threatened matter would have a material adverse effect on our business, results of operations or financial condition.

Our Properties

We control the rights to mine approximately 109,000 acres of land northeast of Carlsbad, New Mexico. We lease approximately 28,000 acres from the State of New Mexico and approximately 81,000 acres from the federal government through the Bureau of Land Management, or BLM.

We control the rights to mine approximately 7,000 acres of land west of Moab, Utah. We lease all of this acreage from the State of Utah. We own approximately 3,600 surface acres overlying and adjacent to portions of our State of Utah mining leases.

We control the rights to mine approximately 88,000 acres of land near Wendover, Utah. We own approximately 57,000 acres, and we lease approximately 6,000 acres from the State of Utah and approximately 25,000 acres from the federal government through the BLM.

INTREPID POTASH, INC.
Location Map
Wendover
Area Detailed
Salt Lake City
Utah
Price
Moab
1 N / 1 8 W
1 N / 1 7 W
1 S / 1 9 W
1 S / 1 8 W
I-80
1 S / 1 7 W
2 S / 1 9 W
2 S / 1 8 W
2 S / 1 7 W
Interstate 80
Railroad
Brine Collection Ditch
Mine Operation Boundary
Processing Plant
Solar Evaporation Ponds
N
Scale 1:60000.
miles
meters
Intrepid Potash, Inc.
Wendover Facility
Tooele County, Utah
Mine Base Map

We conduct most of our mining operations on properties that we lease from the state or federal government. These leases generally require us to commence mining operations within a specified term and continue mining to retain the lease.

Our leases with the State of New Mexico are issued for terms of 10 years and for as long thereafter as potash is produced in commercial quantities. Our State of Utah leases are issued for terms of 10 years subject to extension by the State of Utah. Our leases for our Moab Mine are operated as a unit under a unit agreement with the State of Utah, which extends the terms of all of the leases as long as operations are conducted on any portion of the leases. The terms of the leases for our Moab Mine are currently extended until 2014. Our federal leases are issued for indefinite terms subject to readjustment every 20 years.

The provisions of our leases are subject to periodic readjustment by the state and federal government. The lease provisions could change in the future, and such changes could impact the economics of our operations. Our federal leases are subject to readjustment of the lease provisions, including the royalty payable to the federal government, every 20 years. Our leases with the State of New Mexico are subject to readjustment of the lease provisions, including the royalty payable to the state, every five to ten years. Our leases with the State of Utah are subject to extension and possible readjustment of the lease provisions every ten years. As of December 31, 2007, approximately 46% of our state and federal lease acres at our New Mexico facilities (including leases at the HB and North Mines) and approximately 15% of our state and federal lease acres at our Utah operations will be up for renewal within the next five years.

We pay royalties to the state and federal governments for potash produced from our leases. The royalty rates on our state and federal leases in New Mexico are currently set at various rates from two to five percent, with most of our recent royalty rates set at five percent. The royalty rates on our state and federal leases in Utah are currently set at rates from two to three percent.

We have water rights at each of our mine properties that we believe are adequate for our needs.

We lease approximately 10,486 square feet of office space in Denver, Colorado for a term extending through May 31, 2008. We also lease approximately 2,400 square feet of office space in Arlington, Texas for a term extending through August 31, 2010.

All of our mining operations are accessible by paved state highways. All of our operations obtain electric power under contracts with local utilities.

Our mines, plants and equipment have been in substantially continuous operation since the dates indicated in the chart on page 88. We have made significant expenditures to modernize and improve the condition of our plants and equipment. We believe that our plants and equipment are adequate for conducting our operations. For more information about our mine properties, see “—Our History” beginning on page 84, “—Our Key Assets and Facilities” beginning on page 85 and “—Our Capital Expenditure Program” on page 98.

Environmental, Health and Safety Matters

We mine and process potash and potash-related products which subjects us to an evolving set of federal, state and local environmental, health and safety, or EHS, laws that regulate, or propose to regulate: (i) product content and labeling; (ii) conduct of mining and production operations, including safety procedures followed by employees; (iii) management and handling of raw materials; (iv) air and water quality impacts from our facilities; (v) disposal, storage and management of hazardous and solid wastes; (vi) remediation of contamination at our facilities and (viii) post-mining land reclamation.

We employ, both within the company and outside the company, environmental health professionals to review our operations and assist with environmental compliance. These environmental health professionals identify and address compliance issues regarding used oil and petroleum product management, solid and hazardous waste management and disposal, water and air quality, asbestos abatement, drinking water quality, radiation control and other EHS issues.

We have spent, and anticipate that we will continue to spend, substantial financial and managerial resources to comply with EHS standards. The majority of these resources will be expended through our capital budget which is expected to be approximately $90 million in 2008. For the details on those capital projects, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Expenditures” on page 60. In addition to these capital expenditures, for 2008, we have budgeted approximately $0.4 million for environmental and remediation-related expenditures at our facilities. In 2007, our capital expenditures were $31.2 million. In addition to these capital expenditures, in 2007, our environmental and remediation-related expenditures at our facilities totaled approximately $0.9 million.

We cannot predict the impact of new or changed laws, regulations or permit requirements, including the matters discussed below, or changes in the ways that such laws, regulations or permit requirements are enforced, interpreted or administered. Environmental, health and safety laws and regulations are complex, change frequently and have tended to become more stringent over time. It is possible that greater than anticipated EHS capital expenditures or reclamation expenditures will be required in 2008 or in the future. We expect continued government and public emphasis on environmental issues will result in increased future investments for environmental controls at our operations.

Product Registration Requirements

We are required to register fertilizer products with each U.S. state and foreign country where products are sold. Each brand and grade of commercial fertilizer must be registered with the appropriate state agency before being offered for sale, sold or distributed in that state. Registration requires a completed application, guaranteed analysis, product labels and registration fee. Sold products must have specified information printed on the bag, on tags affixed to the end of the package, or, if in bulk shipments, written or printed on the invoice, bill of lading or shipping papers.

State registrations are for one- to two-year periods, depending on each state’s requirements. In addition, each state also requires tonnage reporting for products sold into that state either monthly, quarterly, semi-annually or annually, depending on each state’s requirements. Some states do require the same registration and reporting process for feed grade products; industrial grade products do not require registration or tonnage reporting.

Operating Requirements

Permits.    We are subject to numerous EHS laws and regulations, including laws and regulations regarding land reclamation; release of air or water contaminants; the generation, treatment, storage, disposal and handling of hazardous substances and wastes; and the cleanup of hazardous substances releases. These laws include the Clean Air Act, Clean Water Act, RCRA, CERCLA, the Toxic Substances Control Act, and various other federal, state, and local laws and regulations. Violations can result in substantial penalties, court orders to install pollution-control equipment, civil and criminal sanctions, permit revocations and facility shutdowns. In addition, EHS laws and regulations may impose joint and several liability, without regard to fault, and for cleanup costs on potentially responsible parties who have released, disposed of or arranged for release or disposal of hazardous substances in the environment.

We hold numerous environmental, mining and other permits or approvals authorizing operations at each of our facilities. Our operations are subject to permits for, among other things, extraction of salt and brine, discharges of process materials to air and surface water, and injection of brine and wastewater to sub-surface wells. Some of our proposed activities may require waste storage permits. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could limit or prevent us from mining at these properties. In addition, changes to environmental and mining regulations or permit requirements could limit our ability to continue operations at the affected facility. Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals. For instance, over the next several years, we will be continuing our efforts to obtain permits in support of an anticipated expansion of our New Mexico mining operations at certain properties, including the HB Mine. For years, we have successfully permitted mining properties and anticipate that we will be able to permit these properties as well. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent us from mining at these properties.

In certain cases, as a condition to procuring such permits and approvals, we are required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation at our facilities. We obtain bonds as financial assurance for these obligations. These bonds require annual payment and renewal.

Except as set forth herein, we believe we are in material compliance with existing regulatory programs, permits, and approvals. From time to time, we have received notices from governmental agencies that we are not in compliance with certain environmental laws, regulations, permits or approvals. For example, although designated as zero discharge facilities under the applicable water quality laws and regulations, our East Mine, North Mine and Moab Mine at times may experience some discharges during significant rainfall events. We have identified, and are in the process of implementing, several initiatives to attempt to address this issue, including reconstruction or modification of certain dams, increased evaporation through water sprays, pumping and a reduction of process discharges. State and federal officials are aware of this issue and have visited the site to review the issue. No citations or orders have been issued regarding this issue. We have undertaken several projects to attempt to address this issue, including check dams and recovery of fugitive brine. We have expended significant sums in 2007 and have budgeted additional significant funds in 2008 to address this issue at our facilities.

In 2006, Notices of Violation were issued by the applicable New Mexico authorities regarding drinking water-related issues at our New Mexico facilities. We believe these issues were addressed in 2006. In May 2007, an administrative order was issued by New Mexico authorities requiring us to take action to comply with drinking water standards at our New Mexico facilities, but not imposing any penalties in connection with this order. As a result, we have submitted quarterly progress reports and taken steps to correct the problems, including some repairs to our New Mexico drinking water systems.

Air Emissions.    With respect to air emissions, we anticipate that additional actions and expenditures may be required in the future to meet increasingly stringent U.S. federal and state regulatory and permit requirements, including existing and anticipated regulations under the federal Clean Air Act. The U.S. Environmental Protection Agency has issued a number of regulations establishing requirements to reduce nitrogen oxide emissions and other air pollutant emissions. Additionally, with increased attention paid to emissions of greenhouse gases, including carbon dioxide, new regulations could develop that may affect our operations. We will continue to monitor developments in these various programs and assess their potential impacts on our operations.

We received a Notice of Violation in October 2006 regarding certain air quality violations at one of our New Mexico facilities. We took corrective action in response to that Notice of Violation and, in the last quarter of 2007, resolved the Notice of Violation by agreeing to pay an approximately $13,000 monetary penalty and performing a supplemental environmental project (paving an access road to control dust). In December 2007 we received an air quality Notice of Violation related to fugitive emissions at the East Mine in New Mexico. We are working with state officials to resolve this situation and expect to pay a penalty of not more than $15,000 and to implement appropriate engineering and operational measures. In 2008, we have budgeted and expect to spend significant funds to improve our production and pollution control equipment. Although we are not aware of any additional air quality enforcement actions pending for our New Mexico facilities, the malfunction or failure of pollution control equipment and/or production equipment, more stringent air quality regulations, or a change in interpretation and enforcement of applicable air quality laws and regulations could result in an enforcement action.

Health and Safety Regulation and Programs.    Our New Mexico and Utah facilities are subject to either the Occupational Safety and Health Act, the Mine Safety and Health Act, related state statutes and regulations, or a combination of these laws.

The Mine Safety and Health Administration, referred to herein as MSHA, is the governing agency for our New Mexico facilities. As required by MSHA for underground mines and attendant surface facilities, our New Mexico facilities are inspected by MSHA personnel regularly. Over the past three years, MSHA citations and orders, both significant and substantial and non-significant and substantial, have decreased steadily. Recently, our New Mexico facilities have begun participating in MSHA’s Region 8 “partnership” program. Intrepid is one of nine facilities in the partnership program of over 1500 mines in the South Central District of MSHA. This is a formally signed document and plan, pursuant to which each party commits to specific actions and behaviors. Principles include for example, working for an open, cooperative environment, agreeing to citation and conflict processes, improving training, and helping other, less equipped or staffed locations. Annual and refresher training for all employees at our New Mexico facilities is held, covering required topics as well as site-specific issues and incidents. Each of our New Mexico facilities is serviced by a trained mine rescue team, which is ready to respond to any on-site incidents. The team practices and participates at state and federal events and competitions. Our New Mexico facilities also recently embarked on a behavior-based safety initiative in which the hourly workforce takes the lead to observe and coach proper safety behavior.

Because our Utah facilities are not underground operations, OSHA governs the safety standards at those facilities. Both our Moab Mine and Wendover Facility have active safety and health programs. Regular meetings are held covering various safety topics. Annual and refresher training is held for all employees at these facilities, covering required topics, as well as site specific issues and incidents.

Remediation at Intrepid Facilities.    Many of our current facilities have been in operation for a number of years. Operations by us and our predecessors have involved the historical use and handling of regulated substances, refined petroleum products, potash, salt, related potash and salt by-products and process tailings. These operations resulted, or may have resulted, in soil, surface water and groundwater contamination. At some locations, there are areas where salt-processing waste, building materials (including asbestos-containing transite), and ordinary trash may have been disposed or buried, and have since been closed and covered with soil and other materials.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under CERCLA or state laws governing cleanup or disposal of hazardous and solid waste substances. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions.

For example, buildings located at our facilities in both Utah and New Mexico have a type of transite siding that contains asbestos. We have adopted programs to encapsulate and stabilize the siding through use of an adhesive spray and to remove the transite siding, replacing it with an asbestos-free material. Also, we have authorized asbestos abatement crews that handle and dispose of the asbestos-containing transite and related materials. Many of our facilities also contain permitted asbestos landfills, some of which have been closed. We have worked closely with Utah officials to address asbestos-related issues at our Moab Mine. We are working with federal officials to resolve issues concerning the disposal of asbestos-containing transite at an unpermitted location at our West Mine, which may require additional removal of transite material, a land swap or another remedy.

At other locations, we have undertaken voluntary environmental remediation and/or compliance programs. Expenditures for these known conditions currently are not expected, individually or in the aggregate, to be material. However, if additional contamination is discovered or the contamination is of a greater magnitude than currently estimated, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites.

Reclamation Obligations

Mining and processing of potash generates residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt and clay, are stored in surface disposal sites. These tailing materials may also include other contaminants, such as lead, that may require additional management and could cause additional disposal and reclamation requirements to be imposed. For example, at least one of our New Mexico mining facilities, the HB Mine, may have issues regarding lead in the tailings pile. During the life of the tailings management areas, we have incurred and will continue to incur significant costs to manage potash residual materials in accordance with environmental laws and regulations and with permit requirements. Additional legal and permit requirements will take effect when these facilities are closed.

Additionally, several of our permits require us to reclaim property disturbed by operations at our facilities. Our operations in Utah and New Mexico have specific reclamation obligations related to restoration of the land after mining and processing operations are concluded. As of December 31, 2007, the discounted present value of our estimated reclamation costs for our mines is as follows: approximately $2.6 million at our Moab Mine; approximately $1.3 million at our Wendover Facility; approximately $1.4 million at our West and North Mines; approximately $0.7 million at our East Mine; and approximately $1.7 million at our HB Mine, resulting in a total present value of approximately $7.7 million, which is reflected in our financial statements. However, various permits and authorization documents negotiated with or issued by the appropriate governmental authorities include these estimated reclamation costs on an undiscounted basis. As of December 31, 2007, these undiscounted amounts are as follows: approximately $5.7 million at our Moab Mine; approximately $3.2 million at our Wendover Facility; approximately $3.7 million at our West and North Mines; approximately $2.0 million at our East Mine; and approximately $4.0 million at our HB Mine, resulting in a total undiscounted value of approximately $18.6 million.

Our remediation and reclamation obligations and potential liabilities have been, and can be expected to continue to be, significant. It is often difficult to estimate and predict the potential costs and liabilities associated with remediation and reclamation, and there is no guarantee that we will not in the future be identified as potentially responsible for additional remediation and reclamation costs, either as a result of changes in existing laws and regulations or as a result of the identification of additional matters or properties subject to remediation and/or reclamation obligations or liabilities.

Royalties and Other Taxes

The potash we produce and sell from fee leases is subject to royalty payments. The terms of the royalty payments are determined at the time of the issuance or renewal of the leases. Some royalties are determined as a fixed percent of revenue and others are on a sliding scale that varies with the ore grade. We paid $7.0 million in royalties in 2007.

Our principal competitors operate primarily in Saskatchewan, Canada. The Saskatchewan tax system for potash producers includes a capital tax and several potash mineral taxes, none of which are imposed on us as a U.S. producer. The Saskatchewan potash mineral tax includes a crown royalty, a base payment and a profit tax. The combination of the capital tax and potash mineral taxes creates a much greater tax and royalty burden per ton for Saskatchewan producers than we experience as a U.S. producer. This relative tax and royalty advantage for U.S. producers becomes more pronounced when profits per ton increase due primarily to the profit tax component of the Saskatchewan potash mineral tax.

Income Taxes

Before this offering, we have operated as a limited liability company, with income taxes paid by the members of Intrepid Mining. After the completion of this offering, we will be treated as a corporation for federal income tax purposes.

The federal income tax basis of the assets transferred to Intrepid Potash pursuant to the exchange agreement discussed under “The Formation Transactions” will, in the aggregate, equal Intrepid Mining’s existing tax basis in the assets, increased by the amount of taxable gain recognized by Intrepid Mining in connection with the formation transactions—generally, the amount of cash received by Intrepid Mining plus the amount of the formation distribution. We expect to allocate the increase in tax basis to our property, plant and equipment and our mineral leasehold interests. As to the allocation to the mineral leasehold interests, we anticipate that percentage depletion with respect to our mineral leasehold interests will exceed cost depletion in each taxable year. Consequently, we do not expect the increased tax basis to result in any increase in federal cost recovery deductions with respect to our mineral leasehold interests.

Insurance

We maintain insurance policies covering general liability, property and business interruption, workers’ compensation, business automobile, umbrella liability, aviation hull and liability, directors and officers liability and various ancillary and customary policies.

In 2006, we suffered two insurable losses. The first loss occurred on April 22, 2006, when a wind-shear struck the product warehouse at the East Mine in Carlsbad, New Mexico. Damage to the warehouse and the product in the warehouse and alternative handling and storage costs were covered by our insurance policies at replacement value less a $1 million deductible. The warehouse’s replacement cost is expected to be approximately $22 million. Additional insurance payments to reconstruct the warehouse are still contingent upon review by the insurer and, therefore, will be recognized in the future as settlements, if any, are agreed upon. Through December 31, 2007, we had received insurance settlements on the East Mine of approximately $15.4 million, comprised of property loss settlements of $14.1 million, resulting in a gain of $9.9 million, and business interruption settlements of $1.3 million.

The second loss occurred on October 10, 2006, when unused utilities in the West Mine production shaft broke loose due to an increase in groundwater flows into the shaft resulting from heavy rains from Hurricane John. We incurred a 54-day shutdown to remove all the unused utilities and to improve groundwater capture and conveyance systems in the shaft. Under the then terms of our business interruption insurance policy, the first 30 days of the interruption were not covered by insurance. We received full payment of $4.0 million in insurance settlements on the West Mine on our business interruption claim.

While experiencing a significant increase in premiums, we were able to renew the property insurance program with the same insurance carrier in 2007. Limits and coverage were improved from the previous policy periods.

MANAGEMENT

Directors, Executive Officers and Key Employees

The table below shows information about our directors, executive officers and key employees as of March 31, 2008:

Name	Age	Position
Robert P. Jornayvaz III	49	Chairman of the Board and Chief Executive Officer
Hugh E. Harvey, Jr.	55	Executive Vice President of Technology and Director
Patrick L. Avery	55	President and Chief Operating Officer
R.L. Moore	58	Senior Vice President of Marketing and Sales
James N. Whyte	49	Executive Vice President of Human Resources and Risk Management
David W. Honeyfield	41	Executive Vice President, Chief Financial Officer and Treasurer
Rodney D. Gloss	51	Vice President and Controller
J. Landis Martin	62	Director

Robert P. Jornayvaz III has served as Chairman of the Board and Chief Executive Officer of Intrepid Potash since its formation in November 2007 and has served, directly or indirectly, as a manager of Intrepid Mining since its formation in January 2000. Mr. Jornayvaz is 100% owner of Intrepid Production Corporation, which owns 40% of Intrepid Mining and 100% of IPC Management LLC, one of two managers of Intrepid Mining. He also owns 50% of Intrepid Oil & Gas, LLC. He graduated from Phillips Exeter Academy and holds a B.A. degree from the Plan II Honors Program at the University of Texas and has 27 years’ experience in the oil and gas industry. Mr. Jornayvaz has been associated with Mr. Harvey for approximately 12 years, participating in joint property acquisition arrangements through their own companies until forming Intrepid Oil & Gas, LLC in 1996.

Hugh E. Harvey, Jr. has served as Executive Vice President of Technology and Director of Intrepid Potash since its formation in November 2007 and has served, directly or indirectly, as a manager of Intrepid Mining since its formation in January 2000. Mr. Harvey is 100% owner of Harvey Operating and Production Company, which owns 40% of Intrepid Mining and 100% of HOPCO Management LLC, one of two managers of Intrepid Mining. He also owns 50% of Intrepid Oil & Gas, LLC. Mr. Harvey earned a B.Sc. in Mining Engineering and an M.E. in Petroleum Engineering, from the Colorado School of Mines. He has ten years’ experience in the mining industry, over 24 years of experience in the oil and gas industry and a unique combination of mining, mineral processing, drilling, field operations and economic evaluation experience. Mr. Harvey has been associated with Mr. Jornayvaz for approximately 12 years, participating in joint property acquisition arrangements through their own companies until forming Intrepid Oil & Gas, LLC in 1996.

Patrick L. Avery has served as President and Chief Operating Officer of Intrepid Potash since its formation in November 2007. He joined Intrepid Mining as Vice President of Operations and Chief Operating Officer in April 2007 and was named Intrepid Mining’s President and Chief Operating Officer in October 2007. Prior to joining Intrepid Mining, Mr. Avery served in various capacities for J.R. Simplot, a privately-held food and agribusiness company, for over ten years. Most recently, Mr. Avery led and managed all aspects of Simplot’s agribusiness fertilizer and chemical business. As Senior Vice President of Mining and Manufacturing for Simplot, Mr. Avery was responsible for production, optimization, capital and project management, lean manufacturing and Six Sigma efforts. In such capacity, Mr. Avery was responsible for ten facilities, a $600 million operating budget with 5 million tons of fertilizer. Mr. Avery holds a B.A. in Biology and Chemistry from the University of Colorado, an M.S. in Engineering from Loyola, and an M.B.A. from Pepperdine University.

R.L. Moore has served as Senior Vice President of Marketing and Sales of Intrepid Potash since its formation in November 2007. He has served as Senior Vice President of Marketing of Intrepid New Mexico since March 2005 and prior to such time, served as Vice President of Marketing of Intrepid New Mexico since March 2004. Prior to joining Intrepid New Mexico, Mr. Moore served as Vice President of Marketing for Mississippi Potash, Inc. since August 1996. Mr. Moore directed all marketing and sales activities for Mississippi Potash’s potash mining and processing. Mr. Moore holds a Certified Traffic Manager Certification from the College of Advanced Traffic.

James N. Whyte has served as Executive Vice President of Human Resources and Risk Management of Intrepid Potash since its formation in November 2007. He joined Intrepid Mining as Vice President of Human Resources and Risk Management in January 2004 and was named Executive Vice President of Human Resources and Risk Management in October 2007. Prior to joining Intrepid Mining, Mr. Whyte served as President of Caleb Insurance Group, Inc. since December 1998. Mr. Whyte’s other previous roles included serving as a Senior Vice President for Marsh and McLennan, a global professional services and insurance brokerage firm, and a senior landman for Diamond Shamrock, an oil refining and marketing company. Mr. Whyte holds a B.B.A. in Finance from Southern Methodist University and an M.B.A. from The University of Denver.

David W. Honeyfield joined us as Executive Vice President, Chief Financial Officer and Treasurer in March 2008. From May 2003 to March 2008, he held various positions with St. Mary Land & Exploration Company, including Senior Vice President and Chief Financial Officer from March 2007 to March 2008, Chief Financial Officer from May 2005 to March 2007 and Vice President - Finance, Treasurer and Secretary from May 2003 to May 2005. Prior to joining St. Mary, Mr. Honeyfield was Controller and Chief Accounting Officer of Cimarex Energy Co. from September 2002 to May 2003 and Controller and Chief Accounting Officer of Key Production Company, Inc., which was acquired by Cimarex in September 2002. Prior to joining Key Production Company in April 2002, Mr. Honeyfield was a senior audit manager with Arthur Andersen LLP in Denver. Mr. Honeyfield had been with Arthur Andersen since January 1991, and he served clients primarily in the mining, oil and gas, and manufacturing sectors. Mr. Honeyfield holds a B.A. in Economics from the University of Colorado.

Rodney D. Gloss has served as Vice President and Controller of Intrepid Potash since its formation in November 2007 and has served as Intrepid Mining’s Vice President and Controller since July 2004. Prior to that time, he held the positions of Vice President, Chief Financial Officer and Controller of Timminco Limited, an international light metal manufacturing and mining company, since November 1998. Mr. Gloss’ additional experience includes positions as the Finance Manager and Controller with Sulzer Intermedics, an international manufacturer of high-tech medical devices, and the Controller and Director of Finance with North American Chemical, a private international mining and processing company of inorganic chemicals. Mr. Gloss holds an M.B.A. in Business Administration from the Anderson School, University of California—Los Angeles and a B.S. in Math and B.S.B.A. in Business Administration from Northern Arizona University.

J. Landis Martin has served as a director of Intrepid Potash since November 2007 and a director of Intrepid Mining since June 2007. Mr. Martin is the founder of the private equity firm Platte River Ventures and has been a Managing Director since November 2005. Mr. Martin retired as Chairman and Chief Executive Officer of Titanium Metals Corporation, an integrated producer of titanium metals, where he served from 1989 until November 2005. Mr. Martin served as President and Chief Executive Officer of NL Industries, Inc., a manufacturer of titanium dioxide chemicals, from 1987 to 2003 and was Chairman and Chief Executive Officer of Baroid Corporation from 1990 to 1994. Mr. Martin is Chairman of the Board of Directors of Crown Castle International Corp. and is also a director of Halliburton Company and Apartment Investment Management Company. Mr. Martin holds a B.S.B.A. in Business Administration and Economics from Northwestern University and a J.D. from Northwestern University School of Law.

Membership of Our Board of Directors

Our board of directors currently consists of three directors. The members of our board of directors named above will appoint two additional members effective as of the consummation of this offering and the formation transactions, and a third additional member thereafter. Each of the three additional members will be “independent” as that term is defined by the rules of the NYSE. Independent members of our board of directors will serve as the initial members of the audit, compensation and nominating and corporate governance committees.

Board Composition Following the Offering

Following the offering, our board will consist of six directors, who will be divided into three classes, designated as Class I, Class II and Class III. Upon completion of this offering, we will have five directors in office as set forth below:

Name	Age	Position
Robert P. Jornayvaz III	49	Chairman of the Board and Chief Executive Officer (Class III)
Hugh E. Harvey, Jr.	55	Executive Vice President of Technology and Director (Class III)
Terry Considine	60	Director (Class I)
J. Landis Martin	62	Director (Class II)
Barth E. Whitham	52	Director (Class II)

The members of each class shall serve for a staggered three-year term, except that Class I directors in the initial term immediately following the offering will serve for one year and the Class II directors in the initial term immediately following the offering will serve for two years. Each director will be elected to serve until the election of the director’s successor at an annual meeting of stockholders for the election of directors for the year in which the director’s term expires or at a special meeting called for that purpose. Directors may be removed only for cause.

Set forth below is a brief description of the business experience of each of the individuals that will become directors upon completion of this offering. We expect to appoint a sixth member of the board following the completion of this offering. For a description of the business experience of Messrs. Jornayvaz, Harvey and Martin, see “—Directors, Executive Officers and Key Employees” above. Pursuant to the director designation and voting agreement discussed under “Certain Relationships and Related Party Transactions—Director Designation and Voting Agreement”, each of the original stockholders will agree to designate one candidate for nomination and election to the board and to vote their shares in favor of the others’ candidates. The initial nominees of the original stockholders will be Mr. Harvey (nominated by HOPCO), Mr. Jornayvaz (nominated by IPC) and Mr. Martin (nominated by PAL).

Terry Considine has served as Chief Executive Officer and Chairman of Apartment Investment Management Company, a publicly held, multi-family apartment real estate investment trust, since July 1994. Mr. Considine has also served as Chief Executive Officer and Chairman of American Land Lease, Inc., another publicly held real estate investment trust, since July 1996. Mr. Considine holds a B.A. in English History and a J.D. from Harvard University.

Barth E. Whitham has served as President and Chief Executive Officer of Enduring Resources, LLC, a company focused on the acquisition and exploitation of long-lived natural gas assets in domestic onshore basins, since July 2005, and also serves on its board of directors. From January

1991 to June 2005, Mr. Whitham served as President and Chief Operating Officer of Westport Resources Corp., a publicly traded Rocky Mountain-based exploration and production company, and also served on its board of directors. Mr. Whitham also serves as a director and member of the audit committee of Ensign Energy Services Inc., an oilfield services company publicly traded on the Toronto Stock Exchange. Mr. Whitham holds a B.S. in Petroleum Engineering and an M.S. in Economics from the Colorado School of Mines.

Board Committees

The board of directors will have a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee.

Audit Committee.    The audit committee will be responsible, among its other duties and responsibilities, for engaging, overseeing and evaluating our independent registered public accounting firm, pre-approving all audit and non-audit services by that firm, reviewing the scope of the audit plan and the results of each audit with management and our independent registered public accounting firm, reviewing the internal audit function, reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures, reviewing the financial statements and related financial information we will include in our SEC filings and exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence with legal requirements. All of the members of the audit committee will be independent within the meaning of the independent director guidelines of the NYSE and applicable federal securities laws and regulations. Our board will have one “audit committee financial expert” as defined in the federal securities laws and regulations.

Compensation Committee.    The compensation committee and its designated subcommittee will be responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our executive officers and other key employees, monitoring compensation arrangements applicable to management employees for consistency with corporate objectives and stockholders’ interests, succession planning for officers and key executives and administering our stock incentive plans. All of the members of our compensation committee will be independent within the meaning of the independent director guidelines of the NYSE and applicable federal securities laws and regulations.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee will be responsible for recommending candidates for election to the board of directors. The committee is also responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, new director orientation, committee structure and membership and non-employee director compensation. The nominating and corporate governance committee will also be responsible for assessing the adequacy of our code of conduct, governance guidelines and other internal policies and reviewing and making recommendations to the board with regard to requests for waivers from any such policies. All of the members of our nominating and corporate governance committee will be independent within the meaning of the independent director guidelines of the NYSE and applicable federal securities laws and regulations.

Messrs. Considine, Martin and Whitham will be members of each of the Audit, Compensation and Nominating and Corporate Governance Committees following the completion of this offering. The board has not yet determined who will serve as chairs of each of the committees.

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers should be read together with the tables and related disclosures set forth below under the heading entitled “—Executive Compensation”. The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future executive compensation programs. Actual compensation programs that we adopt may differ materially from the anticipated programs described below.

Overview

Our primary goals with respect to executive compensation are to attract, retain, motivate and reward talented executives, to tie compensation incentives to individual and company performance, and to sustain our continued growth and profitability by having total executive compensation reflect the overall success of the business. We currently use a mix of base salary, annual cash bonuses, benefits and perquisites to achieve those goals, although we anticipate transitioning from cash bonuses to a short-term incentive program and adding equity incentive awards to our executive compensation packages on or after the completion of the offering.

Evolution of our Compensation Approach

Our compensation approach has traditionally been tied to the operation of the business as a closely held limited liability company. Historically, the principal owners of Intrepid Mining, Robert P. Jornayvaz III and Hugh E. Harvey, Jr., have been solely responsible for setting and adjusting the overall design of our pay programs for the named executive officers, except for themselves and for Patrick A. Quinn, an independent contractor who served as our Interim Chief Financial Officer prior to the hiring of our current Chief Financial Officer, David W. Honeyfield.

General Compensation Approach for Executives.    The principal owners negotiate executive compensation packages for all named executive officers (except for themselves and for Mr. Quinn) as part of the hiring process and review the aggregate levels of each executive’s compensation as part of the annual budget and performance review processes. In setting or adjusting executive compensation packages, the principal owners have relied on compensation consultants to recommend pay levels to ensure that executive compensation remains competitive in the marketplace. For example, we engaged Mercer, LLC in 2004 and 2005 and Delphi Management Solutions, Inc. in 2006 to recommend competitive base salary ranges and associated target bonus opportunities for our executive officers and other key employees. In developing pay recommendations, both consulting companies used several different proprietary compensation surveys containing pay data for companies similar in size, revenue and industry. In 2006, Delphi Management Solutions, Inc. recommended base salary ranges and target bonus opportunities that were at the median of the data pulled by them from the surveys. The recommended base salary ranges and target bonus opportunities were generally continued in effect through 2007, subject to certain position-specific adjustments to base salary effected in April and October of 2007. See “—Base Salary” below. In setting the exact amount and mix of compensation elements for executive officers, the principal owners have in the past considered the following:

•	their understanding of the compensation paid by other companies with whom we compete for executive talent;

•	the seniority and responsibility level of the executive officer;

•	the talents of the executive officer and market availability of similar personnel;

•	market forces involved directly in the hiring of the executive;

•	the existing levels of pay among the executive officers relative to each other; and

•	the individual performance of each executive officer.

Compensation Approach for our Principal Owners.    In 2003 and 2004, the principal owners entered into negotiations with the minority owner of the business at the time in order to establish base salary and target cash bonus levels for themselves. As a direct result of these negotiations, Intrepid Mining engaged J. Richard & Co., a nationally recognized compensation consultant, to recommend compensation for the principal owners. Those recommendations were eventually instituted by the principal owners in fiscal 2004 and 2005. In 2006, J. Richard & Co. updated its initial report and recommended new base salary and bonus opportunities for the principal owners. In arriving at its recommendations for 2006, J. Richard & Co. first established a peer group of the following 10 publicly-traded companies involved in natural resource extraction, the fertilizer industry, or both:

•	Agrium, Inc.

•	Alliance Resource Partners LP

•	Arch Coal, Inc.

•	Cleveland-Cliffs Inc.

•	Coeur D’Alene Mines Corporation

•	Compass Minerals International, Inc.

•	Foundation Coal Holdings, Inc.

•	James River Coal Company

•	The Mosaic Company

•	Potash Corporation of Saskatchewan Inc.

This peer group was designed to reflect a representative cross-section of companies of different sizes involved in businesses similar to ours. J. Richard & Co. then used the executive compensation data publicly reported by each of these companies to run a regression analysis comparing the base salary and total cash compensation of chief executive officers to the market capitalization and revenues of the companies in the peer group. They then applied the results of that analysis to our revenues and hypothetical market capitalization in formulating their recommendations. The recommendations as to both base salary and bonus opportunity were not targeted at a specified level relative to the peer group of comparator companies. Instead, J. Richard & Co. used the data and its regression analysis to formulate recommendations that it thought would be appropriate for the principal owners. The recommendations were instituted in 2006 and continued in 2007 (with certain modifications as to bonuses; see “—Annual Cash Bonuses” below), and were approved by Potash Acquisition, LLC, the current minority owner of the business, upon the purchase of its interest in Intrepid Mining. Because the compensation of the principal owners was the subject of negotiation, and because the principal owners were historically responsible for the growth and success of the company, their base salary and bonus opportunities tend to be significantly larger than those for other named executives and their bonuses tend to be far more dependent on meeting objective performance targets.

Compensation Approach for our Former Interim Chief Financial Officer.    Our former Interim Chief Financial Officer, Mr. Quinn, is an independent contractor who performs services for us through the accounting firm of Quinn & Associates, P.C., of which he is the primary owner. Although Mr. Quinn was replaced as Chief Financial Officer by Mr. Honeyfield in March 2008, we expect that Mr. Quinn and Q&A will continue to perform services for us into fiscal 2009. Q&A bills us at their hourly rates for services performed on our behalf by Mr. Quinn and the other professionals in his firm. Rates are identical to those charged by Q&A to other third-party clients, and are adjusted from time to time in accordance with market conditions, most recently in February 2007. The compensation programs described in this prospectus are inapplicable to Mr. Quinn.

Changes to our Compensation Approach.    As we continue to evolve as a company, we expect that the specific direction, emphasis and components of our executive compensation programs will also continue to evolve. For example, over time, we expect to add equity incentives to executive pay packages, to transition from discretionary annual bonuses to a formal short-term cash incentive program, and to use peer groups and survey data in determining compensation for all of our executive officers. We anticipate that doing so will allow us to offer incentive compensation programs that are more in line with those used by public companies, including our primary competitors. We also believe that this approach will better motivate and reward our executive team. In furtherance of those expectations, we engaged Towers Perrin in the fall of 2007 to recommend ranges for base salary levels, target short-term incentive/annual bonus awards, and annual equity incentive awards for our named executive officers, including Messrs. Jornayvaz and Harvey. In developing its recommendations, Towers Perrin relied on two sets of internally generated survey data, one set for all companies in Towers Perrin’s compensation database, the other including only the following companies in the agricultural/chemical industries:

•	Agrium Inc.

•	CF Industries Holdings, Inc.

•	J.R. Simplot Company

•	Monsanto Company

•	The Mosaic Company

•	The Scotts Miracle-Gro Company

•	Terra Industries Inc.

These data sets were then manipulated through a regression analysis to generate information regarding pay levels for executives of companies of our size. Towers Perrin then selected a peer group of the following similarly sized, publicly-traded companies engaged in potash extraction, fertilizer production, or in the agricultural/chemical industries generally in order to gather information on the pay practices of our closest competitors:

•	American Vanguard Corporation

•	Bodisen Biotech, Inc.

•	CF Industries Holdings, Inc.

•	EDEN Bioscience Corporation

•	Monsanto Company

•	The Mosaic Company

•	Potash Corporation of Saskatchewan Inc.

•	The Scotts Miracle-Gro Company

•	Terra Industries Inc.

Towers Perrin analyzed each of the data points and recommended ranges for base salary levels, target short-term incentive/annual bonus awards and annual equity awards for our executives that were benchmarked at the median of the regressed survey data. The recommendations as to base salary resulted in increases to the base salaries of Messrs. Avery and Whyte late in 2007. See “—Base Salary” below. The recommendations as to short-term incentive/annual bonus awards will be incorporated into our 2008 bonus plan, and the recommendations as to long-term equity incentive awards will be used in formulating grants to be made upon the completion of this offering. See “—Annual Cash Bonuses—Annual Bonuses for 2008” and “—Establishment of Long-Term Incentive Program” below.

For fiscal years beginning after completion of the offering, we expect that management, in consultation with Towers Perrin, will make annual recommendations of executive base salaries, short-term incentive/annual bonus awards and annual equity awards to our compensation committee, which will review the recommendations and make all final decisions with regard to our executive compensation programs and packages.

Current Executive Compensation Components

Our executive compensation program currently consists of the following components:

•	base salary;

•	annual cash bonuses;

•	benefits; and

•	perquisites.

In general, base salary and annual cash bonus opportunities are established jointly for each executive officer based on the principal owners’ review of recommendations from the various compensation consultants described above, in order to set a total target cash pay opportunity for the executive for the year that is at or around the median of the total cash compensation data pulled by the relevant consultant. In order to better incentivize those individuals who can have the greatest impact on our success, the more senior the executive, the more of that individual’s total cash pay opportunity is generally weighted toward bonus. Benefits are available to all employees regardless of the base salary, bonus opportunity or perquisites made available to the employee. Perquisites are determined individually for each employee based on the individual’s job responsibilities and position with the company and have not generally affected the base salary or bonus opportunities of our executives.

Base Salary

We consider a competitive base salary to be essential to fulfilling our stated compensation goals of attracting and retaining talented executives. Base salaries for executive officers other than our principal owners are established based on position-specific responsibilities, taking into account the median competitive market compensation for similar positions as set forth in the relevant survey data described above, the seniority of the individual, internal equity among executive officers, and other subjective factors deemed relevant by the principal owners. The base salaries of those executive officers are reviewed annually and may be adjusted pursuant to such review or at other appropriate times to reflect significant changes in job responsibilities or market conditions, as well as to reflect individual performance of the executive and the growth of the business. Historically, in determining salary adjustments, we have placed particular emphasis on an individual’s performance, as determined by our principal owners. Several salary adjustments were made by us with respect to our named executive officers (other than our principal owners) in 2007. The adjustments are described below, together with the material factors considered by us in connection with each adjustment.

•

Mr. Avery’s salary was increased approximately 6.0% in 2007 based on our review of recommendations from Towers Perrin which reflected that Mr. Avery’s salary had fallen below the median of salaries of similarly situated executives.

•	Mr. Moore’s salary was increased approximately 7.5% in 2007 in connection with his annual review. Mr. Moore met his sales target goals, sales “net-back” goals, and sales and marketing staffing goals.

•

Mr. Whyte’s salary was increased twice in 2007 for a total increase of approximately 15.4%. The first increase was made in connection with Mr. Whyte’s annual review. Mr. Whyte effectively managed issues related to human resources and risk management and was highly successful in recruiting and retaining key employees. The second increase was made based on our review of recommendations from Towers Perrin which reflected that Mr. Whyte’s salary had slipped below the median of salaries of similarly situated executives.

These were the only adjustments to the base salaries of our named executive officers for the 2007 year. The base salaries of our named executive officers (other than our principal owners) were in the median range of the compensation for similar positions as set forth in the relevant survey data.

Base salaries for the principal owners were set in 2006 at the average of the salary range recommended by J. Richard & Co. ($475,000-$500,000) and have not changed in 2007. Base salaries of all of our executive officers after the offering will be set by our compensation committee within base salary ranges recommended by Towers Perrin, which we expect to be benchmarked at the median of the competitive market data. The exact amount of an executive’s salary will be determined by our compensation committee after taking into account the factors described above.

Annual Cash Bonuses

We consider annual cash bonuses to be essential to fulfilling our stated compensation goals of tying compensation incentives to individual and company performance and to sustaining our growth and profitability by having total executive compensation reflect the overall success of the business.

Principal Owners.    Bonus amounts for the principal owners are determined for each fiscal year, generally in accordance with one or more objective formulas developed by J. Richard & Co. In addition, the managers may award discretionary bonus amounts in excess of the amounts calculated under the objective formulas to take into account exceptional efforts or time spent by the principal owners in managing the business.

2006 Bonuses.    In 2006, the objective piece of the bonus was calculated by taking the average of the bonuses calculated under two separate bonus formulas—(i) the formula historically in effect prior to 2006; and (ii) the 2006 formula recommended by J. Richard & Co. Each bonus formula was applied using the same two EBITDA targets for 2006. EBITDA for each target was calculated based on our preliminary financial results, except that the bonuses paid to the principal owners for 2006 were added back to earnings, yielding a 2006 EBITDA of $33,571,455 for purposes of determining bonus amounts. The first EBITDA target was based on the original financial case submitted to the various banking institutions upon the purchase of the Carlsbad facility from Mississippi Chemical Company in February 2004 and was $23,333,312. This target EBITDA was achieved in 2006. The second EBITDA target was based on our 2006 operating plan and was $44,594,130. This target EBITDA was not achieved in 2006. The bonus formulas for 2006 were as follows:

•

The first bonus formula set a target annual bonus amount of 55% of base salary, and then multiplied the target annual bonus amount by a percentage derived from a sliding scale of percentages from 0% to 180% based on the extent to which the EBITDA targets described above were achieved. As a result of our performance in 2006, the bonus calculated under this formula was $241,313—90% of the target annual bonus amount.

•

The second bonus formula set a target annual bonus amount of 112.5% of base salary, and then multiplied the target annual bonus amount by a percentage derived from a sliding scale of percentages from 0% to 250% based on the extent to which the EBITDA targets described above were achieved. As a result of our performance in 2006, the bonus calculated under this formula was $548,438—100% of the target annual bonus amount.

The bonus amounts calculated under each of the formulas were averaged, resulting in a total bonus under the objective formula for each of the principal owners of $394,875. In addition, discretionary bonus amounts of $85,000 and $45,000 were then added to the amount calculated under the objective formula in order to compensate Messrs. Jornayvaz and Harvey, respectively, for the significant additional effort and time necessary to address the needs of the business in 2006, as compared to prior years. See “Business—Insurance” above. The bonus amount for Mr. Jornayvaz was larger because of the proportionately greater time he spent on business travel. The proposed bonus calculation, as described above, was approved by the managing members in October 2006. The bonuses, totaling $479,875 for Mr. Jornayvaz and $439,875 for Mr. Harvey, were paid in a lump sum in early 2007.

2007 Bonuses.    In 2007, the objective piece of the bonus for our principal owners was calculated solely based on the formula recommended by J. Richard & Co. in its 2006 recommendations. That bonus formula sets a target annual bonus amount of 112.5% of base salary, and then multiplies the target annual bonus amount by a percentage derived from a sliding scale of percentages from 250% to 0% based on the extent to which we met our performance targets for the year. For 2007, the performance target was the EBITDA projection set forth in our 2007 operating plan, which was $45,872,538. Actual EBITDA was calculated generally in accordance with the calculation of EBITDA on page 14, except that (i) certain insurance proceeds in excess of property losses (in the amount of $3,201,724) were subtracted from earnings, and (ii) bonuses paid to the principal owners for 2007 were added back to earnings, yielding a 2007 EBITDA for bonus purposes of $46,547,151. As a result of our performance in 2007, and our achievement of the EBITDA target for the year, the bonus calculated under the objective formula was $548,438—100% of the target annual bonus amount. Additional bonus amounts of $100,000 and $50,000 were then added to the amount calculated under the objective formula in order to compensate Messrs. Jornayvaz and Harvey, respectively, for their efforts in regards to certain significant corporate developments occurring during the year, such as matters related to this offering. The bonus amount for Mr. Jornayvaz was larger because of the proportionately greater time he spent dealing with such developments. The bonuses, totaling $648,438 for Mr. Jornayvaz and $598,438 for Mr. Harvey, were approved by the managing members of Intrepid Mining in February 2008 and were paid in a lump sum in March 2008.

Other Executives.    The principal owners have traditionally awarded to executive officers and other key employees discretionary annual bonuses in order to compensate those employees for individual and company performance during the year, as determined in the sole discretion of the principal owners. As described previously, target bonuses, expressed as a percentage of base salary, are established by the principal owners for each executive based on the recommendations from the relevant compensation consultant. However, the amount actually awarded in a given fiscal year is highly variable and can be eliminated entirely or exceed the target percentage based on the principal owners’ review of individual performance during the year and our financial performance during the year. Our principal owners have traditionally placed the greatest emphasis on individual performance in determining an executive’s annual bonus, and have determined that only truly exceptional individual performance warrants a bonus in excess of the target amount. Bonus payments are made in a lump sum by March 15th of the following fiscal year.

2006 Bonuses.    For 2006, the percentage of the target bonus actually earned by each of our named executive officers other than our principal owners was as follows:

•

Mr. Moore earned 75% of his target bonus. This was based on Mr. Moore meeting sales target goals, sales “net-back” goals, and sales and marketing staffing goals. The bonus was not awarded at the full target amount due to certain adverse production issues at the Carlsbad facility.

•

Mr. Whyte earned 100% of his target bonus. The bonus was awarded based on Mr. Whyte effectively managing issues related to human resources and risk management and his highly successful recruiting and retention of key employees.

2007 Bonuses.    For 2007, the percentage of the target bonus actually earned by each of our named executive officers other than our principal owners was as follows:

•

Mr. Avery earned 120% of his target bonus. The bonus was awarded at this level based on Mr. Avery’s exceptional individual performance in managing our mining operations, including greatly increasing operational efficiencies and consistency of production, creating synergies between the various mines in terms of knowledge management and best practices, and advancing certain capital projects from idea to project inception.

•

Mr. Moore earned approximately 125% of his target bonus. The bonus was awarded at this level based on Mr. Moore’s exceptional sales and marketing efforts during the year, including “net-back” sales that were consistently higher than that normally seen in our industry and much higher than we budgeted for the year, sales of nearly 100% of our potash volumes during the year, and marketing and sales successes with regard to our langbeinite products.

•

Mr. Whyte earned approximately 136% of his target bonus. The bonus was awarded at this level based primarily on Mr. Whyte’s exceptional efforts in the recruitment of over 200 new employees during the year, including the filling of certain key positions within the company that produced immediate results. Also, Mr. Whyte’s efforts in reducing human resources consulting fees during the year and his efforts in ensuring the prompt payment of certain insurance claims in 2007 were considered.

Annual Bonuses for 2008.    Prior to the completion of the offering, we will adopt for 2008 an annual bonus plan, the Intrepid Potash, Inc. 2008 Senior Management Performance Incentive Plan, which we refer to herein as the “2008 bonus plan”, for the benefit of our named executive officers and certain other senior executives. The 2008 bonus plan will be designed to provide an incentive for those individuals to meet the detailed goals and objectives set out for them in their most recent annual reviews or to otherwise meet personal performance expectations. The 2008 bonus plan will also be designed to reward such individuals based on our financial performance in fiscal 2008. The plan will initially cover the following participants and will provide the following target bonus opportunities, which are based on recommendations from Towers Perrin. See “—Changes to our Compensation Approach” above.

Named Executive Officer	Target Bonus (% of Salary)
Robert P. Jornayvaz III	150%
Hugh E. Harvey, Jr.	150%
Patrick L. Avery	50%
David W. Honeyfield	50%
R.L. Moore	40%
James N. Whyte	40%

We anticipate that similar senior level executives hired during the year, if any, would also participate in the plan. The compensation committee will administer the plan, and we expect that actual bonuses may be less than, equal to, or greater than the target bonus opportunities stated above, depending on company financial performance in 2008 and the extent to which the individuals listed above have met the goals set out for them in their most recent annual reviews or have otherwise met personal performance expectations, as determined by our compensation committee. The 2008 bonus plan will limit actual bonus amounts to no more than two times an individual’s target bonus established for the year. All bonus amounts will be paid in cash or in stock in 2009. We expect that the 2008 bonus plan will generally require participants to be employed on the date of payment in order to receive a bonus for 2008. However, the committee will have discretion to pay bonuses in the event of death, disability or change of control prior to the date on which payment would otherwise be made. Our board of directors may amend or terminate the 2008 bonus plan at any time.

Annual Bonuses in 2009 and Following Years.    We intend to transition from annual bonuses to a more formal short-term incentive program for all executive officers in 2009 and following years. See “—Transition From Annual Cash Bonuses to Short-Term Incentive Program” below.

Benefits

Our employees, including our named executive officers, are entitled to various employee benefits, including medical and dental insurance, group life, accidental death, and disability insurance, health and dependent care flexible spending accounts, a 401(k) plan, and paid time off. Pursuant to the terms of the 401(k) plan, we generally match 100% of an employee’s deferrals up to a specified percentage of compensation.

Perquisites

We view perquisites as necessary to fulfill the stated compensation goals of attracting and retaining executive talent. As such, all of our executive officers, aside from Mr. Whyte, receive use of a company-provided automobile of their choice. Personal use of a company automobile is a relatively inexpensive perquisite that we feel satisfies a compensation expectation of our executive team based on their collective work experience in the mining, oil and gas, and fertilizer industries. Our principal owners are also each entitled to personal use of the company aircraft to the extent such use does not conflict with business use of the aircraft. Use of the aircraft was granted based on the relatively low additional cost to us, the security that it affords each of our principal owners in their personal travels and the benefit to us of keeping those individuals safe, and the fact that by virtue of their ownership of Intrepid Mining, each of the principal owners is an indirect stakeholder in the aircraft. We expect that management, together with our compensation committee, will address perquisites for our named executive officers after the offering.

Establishment of Long-Term Incentive Program

We anticipate that in the future, creating long-term value for our stockholders will be achieved, in part, by aligning the interests of our executive officers with those of our stockholders through the use of equity incentive awards. Therefore, prior to the completion of the offering, we will adopt for the first time a long-term equity incentive plan, the Intrepid Potash, Inc. 2008 Equity Incentive Plan, which we refer to herein as the “long-term equity incentive plan”. We expect that the long-term equity incentive plan will assist us in meeting our stated compensation goals of attracting, motivating and retaining employees, directors and consultants, and rewarding such individuals for achievement of long-term financial objectives and company growth. Given the lack of current equity holdings by our executive officers other than our principal owners, we anticipate making significant initial grants to such non-equity-holding executive officers on or around the closing of the offering.

The awards will consist of two types of restricted stock grants which may be awarded to our named executive officers (other than our principal owners, who will forego receipt of any grants in connection with the completion of the offering). The first type of grants will vest in full on January 30, 2009. These grants, which will be made to some, but not all of our named executive officers, are designed to reward certain individuals for their historic service to Intrepid Mining and for the successful completion of the offering. The amount of these grants will be determined by our board of directors in its discretion based on the perceived value of each such individual’s historic service and efforts in moving the offering to completion. The second type of grants vests incrementally over approximately four years. These grants are designed to retain and incentivize our named executive officers in the future over the course of our long-term business plan. The amount of each grant will be determined by our board and will generally be equal to a multiple of between three to five times the recommended annual equity incentive award amount determined for each individual by Towers Perrin. See “—Changes to our Compensation Approach” above. The multiple range (three to five times) was recommended by Towers Perrin based on its general experience with equity grants upon initial public offerings for companies that, like Intrepid Potash, did not have existing equity awards prior to going public. The exact multiple applied to each individual will be determined by our board of directors based on the board’s perception of such individual’s value to Intrepid Potash and job performance.

Based on an assumed initial public offering price of $25.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), the number of (i) shares of restricted stock to be granted on or around the closing of the offering to our named executive officers (other than our principal owners), and other key employees and consultants, and the value thereof, and (ii) shares of stock to be granted to our non-employee directors on or around the closing of the offering, and the value thereof, are set forth in the following table:

Intrepid Potash, Inc. 2008 Equity Incentive Plan

Name and Position	Dollar Value ($)	Number of Shares
Robert P. Jornayvaz III,	—	—
Chief Executive Officer
Hugh E. Harvey, Jr.,	—	—
Executive Vice President of Technology
Patrick L. Avery,	1,250,000	50,000	(1)
President and Chief Operating Officer	1,750,000	70,000	(3)
David W. Honeyfield,	500,000	20,000	(2)
Executive Vice President, Chief Financial Officer and Treasurer	189,000	7,560	(3)
Patrick A. Quinn, Former Interim Chief Financial Officer	1,000,000	40,000	(1)
R.L. Moore,	300,000	12,000	(1)
Senior Vice President of Marketing and Sales	700,000	28,000	(3)
James N. Whyte,	750,000	30,000	(1)
Executive Vice President of Human Resources and Risk Management	720,000	28,800	(3)
Executive Group	7,159,000	286,360
Non-Employee Director Group	150,000	6,000	(4)
Non-Executive Officer Employee and Consultant Group	8,028,500	321,140	(3)
Total, All Grants	15,337,500	613,500

(1)	Grants will vest in full on January 5, 2009.
(2)	Grant will vest incrementally as follows: 24% on December 31, 2008, 36% on February 28, 2009, 13% on December 31, 2009, 15% on February 28, 2010, and 12% on February 28, 2011.

(3)	Grants will vest incrementally as follows: 25% on each of the first four anniversary dates of the completion of this offering.
(4)	Grants are fully vested upon issuance.

Equity incentive awards made after the initial grants will be determined by our compensation committee and are expected to be more in line with the annual equity incentive award amounts recommended by Towers Perrin. See “—Grants of Plan-Based Awards—Adoption of Long-Term Equity Incentive Plan” below for a description of the terms of the long-term equity incentive plan.

Transition from Annual Cash Bonuses to Short-Term Incentive Program

Prior to the completion of the offering, we will adopt the Intrepid Potash, Inc. Short-Term Incentive Plan, a formal annual “short-term incentive plan” that will provide for target award opportunities and performance goals that are communicated in advance to program participants and payouts that are conditioned explicitly on achievement of those goals. The plan will be approved by our stockholders prior to the offering and awards will be made under the plan beginning in fiscal 2009. The plan would be designed to pay “qualified performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (referred to herein as the Code). See “—Effect of Accounting and Tax Treatment on Compensation Decisions” below. Although our current annual bonus program and the 2008 bonus plan reward similar achievements and fulfill similar objectives of our executive compensation program, we believe it important to be able to pay compensation that complies with Section 162(m) and we anticipate that the pre-establishment of performance goals and the communication of those goals under this plan may provide more transparency to annual incentive compensation decisions and may better motivate and reward our executive team.

The plan will be administered by our compensation committee, which, within 90 days of the beginning of each relevant fiscal year, will select those named executive officers and other senior executives who will participate in the plan for such year and will establish for such individuals target bonus amounts and performance goals for the year. The plan will require that shortly after the close of the relevant fiscal year, our compensation committee will determine the cash awards to be made for the year, if any, based on the extent to which the pre-established performance goals have been achieved. All awards would be paid in cash or in stock as soon as administratively feasible following the committee’s determination, but in all events prior to March 15th of the following year. The plan will provide for a maximum bonus of $2,000,000 per executive for any fiscal year. Although our board of directors would have the ability to amend or terminate the plan at any time, the right would be limited so as to comply with Section 162(m) of the Code.

The performance goals that could be used for any participant for any fiscal year would include: (a) total stockholder return; (b) return on assets, return on equity, or return on capital employed; (c) measures of profitability such as earnings per share, corporate or business-unit net income, net income before extraordinary or one-time items, earnings before interest and taxes, or earnings before interest, taxes, depreciation and amortization; (d) cash flow from operations; (e) gross or net revenues or gross or net margins; (f) levels of operating expense or other expense items reported on the income statement; (g) measures of customer satisfaction and customer service; (h) safety; (i) annual or multi-year average production growth; (j) efficiency or productivity measures such as annual or multi-year absolute or per-unit operating and maintenance costs; (k) satisfactory completion of a major project or organizational initiative with specific criteria set in advance by the compensation committee; (l) debt ratios or other measures of credit quality or liquidity; (m) strategic asset sales or acquisitions in compliance with specific criteria set in advance by the compensation committee; (n) sales and marketing measures, such as annual or multi-year “net-back” sales or the introduction of new products in accordance with specific goals set in advance by the compensation committee; and (o) staffing and retention.

Effect of Accounting and Tax Treatment on Compensation Decisions

Prior to 2008, the principal owners did not consider accounting and tax treatment in structuring our executive compensation programs as they focused primarily on the practical aspects of compensating our executives and because, unlike equity incentive awards, the selected programs were subject to little variability in their accounting and tax treatment. However, in the course of reevaluating our compensation programs as described above, we are considering the anticipated accounting and tax implications to us and our executives. For example, upon completion of the offering, Section 162(m) of the Internal Revenue Code will impose a limit on the amount of compensation that we may deduct in any one year with respect to our named executive officers, unless certain specific and detailed criteria are satisfied. The 2008 bonus plan is designed to comply with a transition rule under Section 162(m) such that compensation paid pursuant to that plan should be deductible by us. In addition, adoption of a formal short-term incentive plan prior to the offering is designed to allow us for fiscal 2009 and thereafter to pay “qualified performance based compensation,” which is also exempt from Section 162(m). See “—Transition from Annual Cash Bonuses to Short-Term Incentive Program” above. We intend to monitor our executive pay programs with respect to Section 162(m) to maximize the deductibility of compensation paid to our named executives. However, we may pay compensation in excess of the Section 162(m) limitation if we conclude that doing so would be in the best interests of the company and its stockholders. In addition, after the offering, we will take into account the accounting treatment of equity awards made under the long-term equity incentive plan under SFAS No. 123(R) in determining the amount and type of such equity awards. While we will consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we will also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Executive Compensation

The following table sets forth the compensation paid to the two principal owners of Intrepid Mining, Intrepid Mining’s Chief Financial Officer and the three other most highly compensated individuals who were serving as Intrepid Mining’s executive officers on December 31, 2007. These individuals are sometimes referred to collectively as the “named executive officers”.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)		Non-Equity Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert P. Jornayvaz III(1)	2007	487,500	648,438		—	263,130	(2)(3)(4)	1,399,068
Chief Executive Officer	2006	487,500	479,875		—	179,092	(2)(3)(4)	1,146,467

Hugh E. Harvey, Jr.(1)	2007	487,500	598,438		—	155,759	(4)(5)(6)	1,241,697
Executive Vice President	2006	487,500	439,875		—	29,698	(4)(5)(6)	957,073
of Technology

Patrick A. Quinn(7)	2007	—	—		—	240,638	(8)	240,638
Former Interim Chief Financial Officer	2006	—	—		—	175,175	(8)	175,175

Patrick L. Avery(9)	2007	228,519	250,400	(10)		355,803	(4)(11)(12)	834,722
President and Chief
Operating Officer

R.L. Moore	2007	221,510	113,000		—	—		334,510
Senior Vice President of	2006	207,270	63,000		—	—		270,270
Marketing and Sales

James N. Whyte	2007	207,825	120,500		—	—		328,325
Executive Vice President	2006	181,765	78,000		—	17,762	(13)(14)	277,527
of Human Resources and
Risk Management

(1)	Messrs. Jornayvaz and Harvey were the principal owners of Intrepid Mining and have served, directly or indirectly, as managers of Intrepid Mining in 2007. Mr. Jornayvaz has served as Chief Executive Officer of Intrepid Potash since its formation in November 2007. Mr. Harvey has served as Executive Vice President of Technology of Intrepid Potash since its formation in November 2007.
(2)	Includes $11,000 in 2007 and $11,000 in 2006 in matching contributions made on behalf of Mr. Jornayvaz to our 401(k) plan.
(3)	Includes $250,404 in 2007 and $165,968 in 2006 for use of the company aircraft for purposes unrelated to our business, calculated based on the direct variable costs, such as fuel, of operating the plane for Mr. Jornayvaz’s flights. Mr. Jornayvaz is a 40% owner of Intrepid Mining.
(4)	Other perquisites include use of a company-provided automobile.
(5)	Includes $11,000 in 2007 and $11,000 in 2006 in matching contributions made on behalf of Mr. Harvey to our 401(k) plan.
(6)	Includes $143,637 in 2007 and $16,733 in 2006 for use of the company aircraft for purposes unrelated to our business, calculated based on the direct variable costs, such as fuel, of operating the plane for Mr. Harvey’s flights. Mr. Harvey is a 40% owner of Intrepid Mining.
(7)	Mr. Quinn is an independent contractor who has assumed the role of Chief Financial Officer on an interim basis until a full-time employee replacement can be found. Mr. Quinn performs services through the accounting firm of Quinn & Associates, P.C., of which he is the primary owner. Q&A bills us directly at their standard hourly rates for services performed on our behalf by Mr. Quinn and the other professionals in the firm.
(8)	Represents the amount paid by us to Q&A attributable directly to the services performed on our behalf by Mr. Quinn. In total, as more fully described below under “Certain Relationships and Related Party Transactions”, we paid Q&A $567,769 for services rendered on our behalf in 2007 and $468,456 for services rendered on our behalf in 2006.
(9)	Mr. Avery was hired on March 19, 2007.
(10)	Includes a signing bonus of $50,000.
(11)	Includes $10,517 in matching contributions made on behalf of Mr. Avery to our 401(k) plan.

(12)	Includes $342,764 in relocation benefits itemized as follows: $125,000 of cash relocation payments paid directly to Mr. Avery, $24,606 of company-paid moving and related expenses, $87,908 representing the loss to the company from the purchase and resale of Mr. Avery’s former primary residence, $6,634 of personal use of the company aircraft for travel to and from Mr. Avery’s prior residence (calculated in the same manner as described above with respect to Messrs. Jornayvaz and Harvey), and $98,616 of tax gross-ups paid with respect to the relocation benefits.
(13)	Includes $10,174 of commission income paid to Whyte Insurance Co., Mr. Whyte’s wholly-owned insurance brokerage firm, for the renewal of a reclamation bond originally purchased by Intrepid Mining in 2000 prior to Mr. Whyte’s employment with Intrepid Mining. The brokerage relationship, along with any future commissions from the renewal of the reclamation bond, were assigned by Whyte Insurance Co. to an unrelated and independent insurance brokerage firm in late 2007.
(14)	Includes $7,588 in matching contributions made on behalf of Mr. Whyte to our 401(k) plan.

Employment Agreements

We have not entered into employment agreements with any of our named executive officers. However, on March 19, 2007, we extended an offer letter to Patrick L. Avery, our Chief Operating Officer, which sets forth certain terms and conditions of his employment. We considered the extension of a formal offer letter, and the items of compensation provided therein, to be vital to our ability to secure Mr. Avery’s employment, which was in high demand. Mr. Avery received a $50,000 signing bonus pursuant to the offer letter. His current base salary is $334,000. In addition to base salary, Mr. Avery is eligible for an annual cash bonus, determined in the same manner as bonuses are determined for other executives, equal to 50% of his base salary. Mr. Avery is entitled to a company-provided vehicle of his choice, and received relocation benefits and the reimbursement of personal travel expenses to and from his prior state of employment on an as-needed basis through July 1, 2007. In the event that Intrepid Mining effectuates a major financial restructuring, such as this offering, Mr. Avery is entitled to a long-term incentive compensation reward appropriate for his position. We believe this obligation would be satisfied through the equity incentive grant that we anticipate making to him in connection with the offering. See “—Compensation Discussion and Analysis—Establishment of Long-Term Incentive Program” above. In the event that Mr. Avery is terminated without cause as a result of a change of control of Intrepid Potash, he is eligible for severance equal to two (2) times his annual salary. Pursuant to the terms of the offer letter, such amount is decreased by 1/24 for each month Mr. Avery is employed by us and such amount will be eliminated entirely upon his vesting (on January 30, 2009) in the equity incentive grant that we anticipate making to him in connection with this offering. Mr. Avery is also entitled to use the company aircraft for business purposes.

On January 29, 2008, we extended an offer letter to David W. Honeyfield for the position of Chief Financial Officer, which sets forth the terms and conditions of his employment. The extension of the offer letter was necessary to attract Mr. Honeyfield away from his previous employer. Pursuant to the offer letter, Mr. Honeyfield is entitled to a signing bonus of $50,000 and a starting base salary of $315,000 per annum. He is eligible for an annual cash bonus, determined in the same manner as bonuses are determined for other executives, with an expected target range of 50% of his base salary. In order to compensate Mr. Honeyfield for the forfeiture of certain equity awards granted by his current employer, he is also entitled to a long-term equity incentive award upon completion of the offering having a value equal to $500,000. Such award is expected to be in the form of restricted stock and will be subject to the following vesting schedule:

•	December 31, 2008 – 24%;

•	February 28, 2009 – 36%;

•	December 31, 2009 – 13%;

•	February 28, 2010 – 15%; and

•	February 28, 2011 – 12%.

In the event that Mr. Honeyfield is terminated without cause as a result of a change of control of Intrepid Potash, he is entitled to severance equal to two (2) times his annual base salary, but such severance amount will be decreased by 1/24 for each month Mr. Honeyfield is employed by us.

We will enter into employment agreements with Messrs. Jornayvaz and Harvey in connection with the completion of this offering in order to secure their services on a long-term basis and to protect the company following their termination of employment by securing their agreement not to compete with us. The terms of the employment agreements were developed based on recommendations by Towers Perrin and input from counsel and the principal owners.

Pursuant to the terms of these agreements, Mr. Jornayvaz will agree to serve as our Chairman and Chief Executive Officer and Mr. Harvey will agree to serve as our Executive Vice President of Technology. We expect that Messrs. Jornayvaz and Harvey will devote substantially full-time attention to their employment with us. In addition, they may continue to manage their personal investments owned in whole or in part by each executive, including Intrepid Oil & Gas, provided the management of such investments does not interfere substantially with the performance of their duties for Intrepid Potash. The employment agreements will have initial terms of 18 months from the completion of this offering, with automatic extensions for successive terms of 12 months each, unless notice of termination is given by us or the executive 90 days prior to the end of the initial or any successive term. The agreements will provide for an annual base salary of $487,500, subject to annual review by the compensation committee with adjustments, which cannot decrease base salary, to be consistent with salaries paid to executives holding similar positions at peer group companies. The agreements will provide for the executives to be eligible for all benefits offered generally to senior management, for participation in the senior management bonus programs established by the compensation committee, for grants under the Intrepid Potash Inc. 2008 Equity Incentive Plan in such amounts and subject to such terms and conditions as are established by our compensation committee and for all perquisites available generally to senior management. Each of Messrs. Jornayvaz and Harvey shall be entitled to a company-provided automobile of his choice valued at under $75,000, the use of our company aircraft for purposes unrelated to our business, to the extent such use does not conflict with business use of the aircraft, and the right to dry lease our aircraft for purposes unrelated to our business on the same terms as we dry lease the aircraft to unrelated third parties.

These agreements will provide that if an executive is terminated for cause, the executive will be paid accrued compensation, if any, and will be offered continued group health care coverage as required by law, but the executive will not be entitled to severance. If the executive is terminated without cause, the executive will be paid accrued compensation, if any, and will be offered continued group health care coverage as required by law and will be entitled to severance in the amount of compensation payable for the remainder of the current term of the agreement. The employment agreements will also provide that, in the event that we experience a change of control, as defined in the employment agreements, all equity awards to executives will become vested in full.

The employment agreements will contain an “efficient” golden parachute tax gross up. Thus, if any of the payments and benefits due an executive upon a change in control would constitute an “excess parachute payment” (as defined in Section 280G of the Internal Revenue Code), then we will first perform a calculation to determine the net after-tax benefit to the executive assuming the executive receives either (a) all compensation and benefits due as a result of the change in control (other than any excise tax gross up provided for in his employment agreement), or (b) the maximum amount of compensation and benefits permissible without triggering an excess parachute payment under Section 280G. If the executive would receive a greater after-tax benefit by cutting back to the maximum amount permissible without triggering an excess parachute payment, then the executive’s compensation and benefits upon the change in control will be cut back to that amount. If the executive would receive a greater after-tax benefit by receiving the full amount of compensation and benefits due upon the change in control (without regard to any excise tax gross up), then the executive shall receive the full amount of such compensation and benefits plus an additional payment that would, after payment of all federal, state and local taxes on such payment, equal the amount of excise tax due.

Under the terms of these employment agreements, the executives will agree that during the term of their employment and for a period of 24 months after a termination event, the executives will not solicit our employees or compete with us in the potash business and any other business in which we are engaged during the term or at the termination of the employment agreement. However, if the executive’s employment is terminated without cause more than 24 months after the date of the employment agreement, the non-solicitation and non-compete obligations will survive only until the end of the current term of the employment agreement. In addition, the agreements will prohibit the executives from divulging our confidential information, which prohibition will survive the termination of employment.

Grants of Plan-Based Awards

As discussed previously, we have not yet adopted any formal incentive plans and have not to date made equity incentive awards of any type. Therefore, there were no grants of plan based awards to our named executive officers during the 2007 fiscal year, there were no outstanding equity awards at the end of the 2007 fiscal year for the named executive officers, and no options were exercised by any of the named executive officers during the 2007 fiscal year.

Adoption of Long-Term Equity Incentive Plan

As described previously, prior to the completion of the offering, we will adopt for the first time a long-term equity incentive plan. The long-term equity incentive plan will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, and other equity-based and cash incentive awards to directors, officers, employees, consultants and other individuals (including advisory board members) who perform services for us or for our affiliates.

Share Reserve

The total number of shares of our common stock that we plan to make available for issuance or delivery under the long-term equity incentive plan will be 5,000,000 shares, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate event. For purposes of determining the number of shares remaining available for issuance under the long-term equity incentive plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award will be deemed to constitute shares not delivered to the participant and will be deemed to again be available for awards under the plan. Shares issued under the long-term equity incentive plan may be authorized and unissued shares or treasury shares.

The maximum number or value of shares that may be covered by an award granted under the long-term equity incentive plan to any single participant in any calendar year will not exceed the lesser of 300,000 shares or $5,000,000.

Administration

Generally, the compensation committee, or the committee, will administer the long-term equity incentive plan and will designate those persons who will be granted awards and the amount, type and other terms and conditions of the awards. The committee will have full authority to administer the long- term equity incentive plan, including the authority to interpret and construe any provision in the plan and the terms of any award agreement and to adopt such rules and regulations for administering the plan that it may deem necessary or appropriate. Pursuant to this authority, on or after the date of grant of an award, the committee may:

•	accelerate the date on which the award becomes vested, exercisable or transferable;

•

extend the term of any award, including, without limitation, extending the period following termination of a participant’s service with us or our affiliates during which the incentive award may remain outstanding; or

•	waive any conditions to the vesting, exercisability or transferability of an award.

Significant Features of Incentive Awards

The following is a description of the significant terms that will apply to each type of award issued under the long-term equity incentive plan:

Options and Stock Appreciation Rights.    Each option will entitle the holder to purchase a specified number of shares at a specified exercise price. Each option agreement will specify whether the option is an “incentive stock option”, or “ISO” (within the meaning of Section 422 of the Code), or a nonqualified stock option. Each stock appreciation right will entitle the holder to receive, upon exercise, the excess of the fair market value of a share at the time of exercise over the base price of the stock appreciation right multiplied by the specified number of shares to which the stock appreciation right is being exercised. The exercise or base price of each option and stock appreciation right will be at least 100% of the fair market value of a share on the date the award is granted. The term of any option or stock appreciation right will not exceed ten years and the option or stock appreciation right will vest over a period determined by the committee. Each option or stock appreciation right agreement will specify the consequences to the award with respect to a termination of service with us and our affiliates.

Restricted Stock and Restricted Stock Units.    The committee may grant a restricted stock award, which is a grant of actual shares subject to a risk of forfeiture and restrictions on transfer. The committee may also grant an award of restricted stock units, a contractual commitment to deliver shares at a future date based on the fulfillment of certain service or performance based vesting conditions. The terms and conditions of any restricted stock award or award of restricted stock units will be determined by the committee. The committee may provide for the payment of ordinary dividends or dividend equivalents with regard to such awards.

Other Equity-Based Awards.    The committee may grant other types of equity-based awards in such amounts and subject to such terms and conditions as the committee determines. Each such award may, among other things, (i) involve the transfer of actual shares, either at the time of grant or thereafter, or payment in cash of amounts based on the value of shares; (ii) be subject to performance-based and/or service-based vesting conditions; and (iii) be in the form of phantom stock, performance shares, deferred share units or other full value stock awards.

Performance Based Compensation.    The committee may grant one or more awards designed to qualify as “performance based” compensation under Section 162(m) based on the grant or vesting of such awards being contingent on the achievement of certain pre-established performance goals. In such case, the following performance goals may be used for any particular grant: (a) total stockholder return; (b) return on assets, return on equity, or return on capital employed; (c) measures of profitability such as earnings per share, corporate or business-unit net income, net income before extraordinary or one-time items, earnings before interest and taxes, or earnings before interest, taxes, depreciation and amortization; (d) cash flow from operations; (e) gross or net revenues or gross or net margins; (f) levels of operating expense or other expense items reported on the income statement; (g) measures of customer satisfaction and customer service; (h) safety; (i) annual or multi-year average production growth; (j) efficiency or productivity measures such as annual or multi-year absolute or per-unit operating and maintenance costs; (k) satisfactory completion of a major project or organizational initiative with specific criteria set in advance by the compensation committee; (l) debt ratios or other measures of credit quality or liquidity; (m) strategic asset sales or acquisitions in compliance with specific criteria set in advance by the compensation committee; (n) sales and marketing measures, such as annual or multi-year “net-back” sales or the introduction of new products in accordance with specific goals set in advance by the compensation committee; and (o) staffing and retention.

Tax Withholding

The plan will provide that participants may elect to satisfy certain federal income tax withholding requirements by remitting to us cash or, subject to certain conditions, shares, or by instructing us to withhold shares payable to the participant.

Amendment and Termination

Our board of directors may amend, suspend, discontinue, or terminate the long-term equity incentive plan or the committee’s authority to grant awards under the long-term equity incentive plan in any respect, except that, to the extent that any applicable law, regulation or rule of a stock exchange requires stockholder approval for any revision or amendment to be effective, the revision or amendment will not be effective without stockholder approval. We will not make any grants under the long-term equity incentive plan following the tenth anniversary of the date the plan becomes effective, but awards outstanding at that time will continue in accordance with their terms.

Federal Income Tax Consequences

The following is intended only as a brief summary of the material U.S. federal income tax consequences of the long-term equity incentive plan. The tax consequences to a participant will depend generally upon the type of award issued to the participant. In general, if a participant recognizes ordinary income in connection with the grant, vesting or exercise of an award, we will be entitled to a corresponding deduction equal to the amount of the income recognized by the participant. This summary does not address the effects of other federal taxes (including possible “golden parachute” excise taxes) or taxes imposed under state, local or foreign tax laws.

Options and Stock Appreciation Rights.    In general, a participant does not have taxable income upon the grant of an option or a stock appreciation right. The participant will recognize ordinary income upon exercise of a nonqualified stock option equal to the excess of the fair market value of shares acquired on exercise over the aggregate option price for the shares. Upon exercising a stock appreciation right, the participant will recognize ordinary income equal to the cash or fair market value of the shares received over the aggregate base price for the shares. A participant will not recognize ordinary income upon exercise of an ISO, except that the alternative minimum tax may apply. If a participant disposes of shares acquired upon exercise of an ISO before the end of the applicable holding periods, the participant will recognize ordinary income. Otherwise, a sale of shares acquired by exercise of an option or a stock appreciation right generally will result in short-term or long-term capital gain or loss measured by the difference between the sale price and the participant’s tax basis in the shares. We normally can claim a tax deduction equal to the amount recognized as ordinary income by a participant in connection with an option or stock appreciation right, but no tax deduction relating to a participant’s capital gains. We will not be entitled to any tax deduction with respect to an ISO if the participant holds the shares for the applicable ISO holding periods before selling or transferring the shares.

Restricted Stock, Restricted Stock Units and Other Equity-Based Awards.    If an award is subject to a restriction on transferability and a substantial risk of forfeiture (for example, restricted stock), the participant generally must recognize ordinary income equal to the fair market value of the transferred amounts at the earliest time either the transferability restriction or risk of forfeiture lapses. If an award has no restriction on transferability or is not subject to a substantial risk of forfeiture, the participant generally must recognize ordinary income equal to the cash or the fair market value of shares received. We can ordinarily claim a tax deduction in an amount equal to the ordinary income recognized by the participant, except as discussed below regarding Section 162(m). A participant may irrevocably elect to accelerate the taxable income to the time of grant of restricted stock rather than upon lapse of restrictions on transferability or the risk of forfeiture (Section 83(b) election).

Section 409A.    Section 409A of the Code imposes election, payment and funding requirements on “nonqualified deferred compensation” plans. If a nonqualified deferred compensation arrangement subject to Section 409A of the Code fails to meet, or is not operated in accordance with, the requirements of Section 409A, then compensation deferred under the arrangement may become immediately taxable and subject to a 20% additional tax. Certain awards that may be issued under the plan may constitute a “deferral of compensation” subject to the requirements of Section 409A of the Code.

Section 162(m).    Compensation that qualifies as “performance-based” compensation is excluded from the $1 million deduction limitation of Section 162(m) of the Code. Under the long-term equity incentive plan, options and stock appreciation rights granted with an exercise price at least equal to 100% of the fair market value of the underlying shares on the date of grant and certain other awards that are conditioned upon achievement of performance goals are intended to qualify as “performance-based” compensation. A number of requirements must be met in order for particular compensation to so qualify, and we cannot assure you that compensation under the long-term equity incentive plan will be fully deductible by us under all circumstances.

Pension Benefits

None of our named executive officers participate in or have accrued benefits under qualified or non-qualified defined benefit plans sponsored by us. We do not anticipate establishing such plans at any time in the future.

Non-qualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. While we do not currently anticipate establishing any such plans or programs, our compensation committee may in the future determine that doing so would be desirable and may institute such plans or programs at that time.

Termination and Change of Control Payments

The following summarizes potential termination and change in control payments to be made to our named executive officers.

Messrs. Jornayvaz and Harvey

Messrs. Jornayvaz and Harvey will be eligible for the following termination and change in control payments pursuant to the terms of their employment agreements, which will be in effect as of the completion of this offering.

Termination Benefits for Messrs. Jornayvaz and Harvey

The terms of the employment agreements will provide for severance solely in the event that either is terminated without “cause,” as defined in the agreements. In such event, the executive will be entitled to severance in the amount of compensation payable for the remainder of the then-current term of the agreement.

Change in Control Benefits for Messrs. Jornayvaz and Harvey

The terms of the employment agreements also will provide that, in the event that we experience a change in control, as defined in the agreements, (a) all equity awards to these executives will become vested in full, and (b) the executives will be entitled to an “efficient” gross up of any golden parachute tax due. See “Executive Compensation—Employment Agreements” above. A termination of employment is not required to receive the change in control benefits.

Assuming the events below had each occurred on December 31, 2007, the above-described payments and benefits to each of Messrs. Jornayvaz and Harvey would have had the estimated values set forth in the table below:

	Cash Severance		Value of Accelerated Equity Awards(1)	280G Gross Up(2)
Termination For Cause	—		—	—
Termination Without Cause	$731,250	(3)	—	—
Change of Control	—		—	—

(1)	No outstanding equity grants have been made to Messrs. Jornayvaz and Harvey as of the date of this prospectus. No equity grants are anticipated to be made as of the effective date of the offering.
(2)	Based on historic compensation levels.
(3)	Assumes that the termination occurs at the beginning of the 18-month initial term of the agreement, and that at such time, the executive’s salary is $487,500 per annum.

Other Named Executive Officers

We are not currently obligated to pay severance or other amounts to our other named executive officers upon termination of employment or a change in control, except to Messrs. Avery and Honeyfield pursuant to their offer letters. Pursuant to Mr. Avery’s offer letter, in the event that Mr. Avery is terminated without cause as a result of a change of control of Intrepid Potash, he is eligible for severance equal to two (2) times his annual salary. Such amount is decreased by 1/24 for each month Mr. Avery is employed by us and such amount is eliminated entirely upon his receipt of an equity incentive award on or around the closing of the offering. Pursuant to Mr. Honeyfield’s offer letter, he is entitled to severance equal to two (2) times his annual base salary in the event that he is terminated without cause as a result of a sale or change in control of Intrepid Potash. Such severance amount will be decreased by 1/24 for each month Mr. Honeyfield is employed by us. See “—Employment Agreements” above.

Assuming that both Mr. Avery and Mr. Honeyfield were terminated as a result of a change of control of Intrepid Potash on December 31, 2007 (and assuming further that Mr. Honeyfield had been employed as of such date), the severance payments to each of Messrs. Avery and Honeyfield would have had the estimated values set forth below:

Mr. Avery	$417,500	(1)
Mr. Honeyfield	$630,000	(2)

(1)	Assumes that Mr. Avery had worked 9 months as of the date of termination and was therefore entitled to 15 months of severance at an annual base salary rate of $334,000.
(2)	Assumes Mr. Honeyfield would have been entitled to 2 years of severance at an annual base salary rate of $315,000.

Director Compensation

We will not pay any compensation to our directors prior to this offering, although we will reimburse directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. Our board of directors will adopt a non-employee director compensation program to be effective upon the completion of this offering. Pursuant to this program, each member of our board of directors who is not an employee will receive, as applicable, the following cash compensation for board services, which we expect to pay quarterly:

•	$50,000 annual retainer for service as a board member;

•	$15,000 annual retainer for service as chairman of the audit committee;

•	$10,000 annual retainer for service as chairman of the compensation committee; and

•	$5,000 annual retainer for service as chairman of the nominating and corporate governance committee.

Members of our board of directors who are not employees will also receive each year a fully vested annual stock grant under the long-term equity incentive plan having a value of $60,000 at the time of grant. Annual grants will be made each year at the first board of directors meeting following Intrepid Potash’s annual stockholders meeting. No annual grants are anticipated until 2009.

We expect that we will continue to reimburse our non-employee directors for their reasonable expenses incurred in their service as board members.

In addition to the non-employee director compensation described above, we anticipate that each non-employee director as of the closing of this offering will receive a one-time stock grant determined by dividing $50,000 by the per share offering price. These grants are also fully vested upon issuance. See “—Compensation Discussion and Analysis—Establishment of Long-Term Incentive Program” above for a tabular presentation of stock grants and restricted stock grants to be made in connection with the offering.

Compensation Committee Interlocks and Insider Participation

An acquisition of a 20% membership interest in Intrepid Mining by a new member, PAL, was completed for $39.0 million in June 2007. The largest beneficial owner of PAL is Platte River Ventures I, L.P., a Delaware limited partnership. One of our directors, J. Landis Martin, is the managing member of Platte River Ventures I, L.P.’s general partner, PRV Investors I, LLC, a Delaware limited liability company.

Other than as disclosed above, we do not anticipate any interlocking relationships between any member of our compensation committee or our nominating and corporate governance committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, or DGCL, our restated certificate of incorporation will contain provisions that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the person’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

As permitted by the DGCL, our restated certificate of incorporation and restated bylaws will provide that:

•

we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director, officer, employee or agent of another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•

we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We intend to obtain liability insurance for our directors and officers.

Our restated certificate of incorporation will require us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our restated bylaws will provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

We will enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

To our knowledge, there is currently no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Approval of Related Party Transactions

We will adopt a written statement of policy with regard to related party transactions to be administered by the audit committee. Under the policy, a related party transaction is any transaction between Intrepid Potash and any related party where the aggregate amount involved will or may be expected to exceed $120,000 and any related party will have a direct or indirect material interest. A related party is:

(i)	any executive officer, director or nominee for election as director of Intrepid Potash;

(ii)	a 5% stockholder of Intrepid Potash;

(iii)	a family member of any of the foregoing; or

(iv)	any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or other principal or has a substantial ownership interest or control of such entity.

Pursuant to our policy, a related party transaction must be approved or ratified by our audit committee in accordance with the terms of the policy, or the chief executive officer and chief financial officer may pre-approve or ratify such transaction if the amount involved in the transaction is less than $100,000, provided that the chief executive officer and chief financial officer report to the audit committee with respect to transactions they have authorized at the audit committee’s next regularly scheduled meeting.

Currently, Intrepid Mining’s restated limited liability company agreement covers the review, approval and ratification of related party transactions between Intrepid Mining and its members. The amended and restated limited liability company agreement includes a list of specified transactions which are authorized and approved. Related party transactions not specifically identified in the agreement currently require the approval of a disinterested majority of the board or members of Intrepid Mining if such transactions are on terms less favorable than the terms of similar transactions entered into in arms-length agreements with third parties.

PRINCIPAL STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of March 31, 2008, before and after giving effect to the offering and the formation transactions described under “The Formation Transactions” above, by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding common shares;

•	each of our directors and nominees for director;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The information in the following table has been presented in accordance with the rules of the SEC. Under SEC rules, beneficial ownership of a class of securities includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, each such person is deemed to be the beneficial owner of such securities. Except as otherwise indicated below, we believe that the beneficial owners of the common shares listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown. Percentage of beneficial ownership is based on 74,846,000 shares of common stock to be outstanding after the completion of this offering, assuming that the underwriters will not exercise any portion of their option to purchase additional shares (and therefore, that 3,600,000 shares will be distributed to the current members of Intrepid Mining pursuant to the formation distribution). No shares of our common stock are subject to options. Unless otherwise specified, the address of each named beneficial owner is c/o Intrepid Potash, Inc., 700 17th Street, Suite 700, Denver, CO 80202.

Name of Beneficial Owner	Shares Beneficially Owned Before Offering		Shares Acquired in Connection with the Offering and the Formation Transactions(1)		Shares Beneficially Owned After Offering
	Number	Percent			Number	Percent
Intrepid Mining LLC(2)	1,000	100%	—		0	0%
Harvey Operating and Production Company(3)			20,336,000		20,336,000	27.2
Intrepid Production Corporation(4)			20,336,000		20,336,000	27.2
Potash Acquisition, LLC(5)			10,168,000		10,168,000	13.5
Robert P. Jornayvaz III(4)			20,336,000		20,336,000	27.2
Hugh E. Harvey, Jr.(3)			20,336,000		20,336,000	27.2
Patrick L. Avery			120,000	(6)	120,000	*
David W. Honeyfield			27,560	(7)	27,560	*
R.L. Moore			40,000	(8)	40,000	*
James N. Whyte			58,800	(9)	58,800	*
Patrick A. Quinn			40,000	(10)	40,000	*
J. Landis Martin(5)			10,170,000		10,170,000	13.5
Terry Considine			2,000		2,000	*
Barth E. Whitham			2,000		2,000	*
All directors and executive officers as a group (9 persons)			55,130,360		55,130,360	73.4

*	Represents beneficial ownership of less than 1%.

(1)	Assumes the liquidation of Intrepid Mining will occur simultaneously with the consummation of this offering and the transactions provided for in the exchange agreement.
(2)	Intrepid Mining is owned 40% by Harvey Operating and Production Company, 40% by Intrepid Production Corporation and 20% by Potash Acquisition, LLC.
(3)	Harvey Operating and Production Company is wholly-owned by Hugh E. Harvey, Jr.
(4)	Intrepid Production Corporation is wholly-owned by Robert P. Jornayvaz III.
(5)	J. Landis Martin is the managing member and chief executive officer of PRV Investors I, LLC, the manager of PAL, and also holds certain indirect membership interests in PAL. Mr. Martin disclaims beneficial ownership of the shares of our common stock held by PAL except to the extent of his pecuniary interest therein. The address of PAL and Mr. Martin is 200 Fillmore Street, Suite 200, Denver, CO 80206.
(6)	Includes 120,000 shares of restricted stock, 50,000 of which vest on January 5, 2009 and 70,000 of which vest 25% on each of the first four anniversary dates of the completion of this offering.
(7)	Includes 27,560 shares of restricted stock, 4,800 of which vest on December 31, 2008, 7,200 of which vest on February 28, 2009, 2,600 of which vest on December 31, 2009, 3,000 of which vest on February 28, 2010, 2,400 of which vest on February 28, 2011 and 7,560 of which vest 25% on each of the first four anniversary dates of the completion of this offering.
(8)	Includes 40,000 shares of restricted stock, 12,000 of which vest January 5, 2009 and 28,000 of which vest 25% on each of the first four anniversary dates of the completion of this offering.
(9)	Includes 58,800 shares of restricted stock, 30,000 of which vest on January 5, 2009 and 28,800 of which vest 25% on each of the first four anniversary dates of the completion of this offering.
(10)	Includes 40,000 shares of restricted stock, which vest on January 9, 2009.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

General

Before the completion of this offering, Intrepid Mining has been wholly owned by the original stockholders. The agreements and arrangements currently in effect between Intrepid Mining and the original stockholders were made in the context of an affiliated relationship. As a result, the terms of these agreements and arrangements may be less favorable to Intrepid Mining than terms that it might have obtained in negotiations with unaffiliated third parties in similar circumstances.

We will enter into several agreements to effect the formation transactions and to define and regulate the relationships among us and the original stockholders after the completion of the formation transactions and this offering. Except as described in this section, we do not expect to have any material arrangements with Intrepid Mining, the original stockholders or any of our or their respective directors, officers or other affiliates after the completion of the formation transactions and this offering, other than ordinary course business relationships on arm’s-length terms.

The summaries of the agreements contained in this prospectus are qualified by reference to the complete text of the agreements, each of which will be filed as exhibits to the registration statement of which this prospectus is a part. For information on how to obtain copies of these agreements or other exhibits, see “Where You Can Find More Information” on page 161.

Director Designation and Voting Agreement

Our board of directors currently consists of three directors. The members of our board of directors named above will appoint two additional members effective as of the consummation of this offering and the formation transactions and a third additional member thereafter. In connection with the formation transactions, we will enter into a director designation and voting agreement with the original stockholders, wherein they will each agree to designate one candidate for nomination and election to the board and to vote their shares in favor of the others’ candidates and we will agree to use our best efforts to assure that such designees are included in the slate of nominees to the board and recommended for election. Pursuant to the terms of the agreement, we also may add one additional director to the board, without prior consent of the original stockholders, in the future as may be required by the rules of the NYSE. The original stockholders will own in the aggregate, after giving effect to this offering and assuming the underwriters do not exercise their option to purchase additional shares, 67.9% of our issued and outstanding common stock. The initial nominees of the original stockholders will be Mr. Harvey (nominated by HOPCO), Mr. Jornayvaz (nominated by IPC) and Mr. Martin (nominated by PAL). The rights and obligations under the agreement will not be transferable upon sale or other transfer of common stock by an original stockholder except to any affiliate of the original stockholder. The agreement will terminate with respect to an original stockholder and its affiliates when their collective beneficial ownership falls below 5% of our outstanding common stock.

Under the agreement, each original stockholder will also agree, except in the case of a transfer to another original stockholder, an affiliate of an original stockholder or a public tender offer, to not knowingly sell shares of its common stock to any person if the result of that sale would be that the purchaser of such shares would own, directly or indirectly, 5% or more of the outstanding common stock of Intrepid Potash.

Registration Rights Agreement

We will enter into a registration rights agreement with the original stockholders. Under the registration rights agreement, each of the original stockholders will have the right, in certain circumstances after the consummation of this offering, to require us to register for sale some or all of the shares of common stock held by such stockholder. Subject to the terms and conditions of the registration rights agreement, each original stockholder will have the right to make three such “demands” for registration, one of which may require a shelf registration statement. In addition, in connection with registered offerings by us after the consummation of this offering, whether pursuant to a “demand” registration or otherwise, the original stockholders will have the ability to exercise certain “piggyback registration rights” and have some or all of their shares included in the registration statement. Notwithstanding the foregoing, no registration statement may be filed during the lock-up period following the date of this prospectus, as described under “Shares Eligible for Future Sale—Sale of Restricted Shares and Lock-Up Agreements”. We will bear all costs of registration pursuant to the registration rights provided in the registration rights agreement.

Airplane Use Policy

Under Intrepid Mining’s existing policy, which will remain in effect until completion of this offering, managing members are allowed to use Intrepid Mining’s plane for non-business purposes. This is recorded by Intrepid Mining as compensation to the members. The amounts classified as compensation are recorded as partial offsets to the operating expenses of the plane. See “Management—Executive Compensation”. In addition, IPC and HOPCO have the right to use our plane under a time-sharing arrangement pursuant to which they reimburse us for the cost of such use up to the limits allowed by FAA regulations.

Following completion of the offering, we will have employment agreements with Mr. Jornayvaz and Mr. Harvey, and arrangements with certain other named executive officers, that will allow each of them to use our plane for non-business purposes under a similar arrangement, whereby they will be imputed compensation income, to the extent such use does not conflict with business use of the aircraft and to continue the time-sharing arrangements with IPC and HOPCO.

Transition Services Agreement

In connection with the completion of this offering, we will enter into a transition services agreement with Intrepid Oil & Gas, LLC, or IOG, an entity owned by Messrs. Jornayvaz and Harvey. Pursuant to this agreement, IOG, may require specified employees of Intrepid Potash or its subsidiaries (other than Messrs. Jornayvaz and Harvey) to provide a limited amount of accounting, geology, land title and engineering services in connection with IOG’s oil and gas venture. Under the prior arrangement with IOG, beginning in 2007, IOG reimbursed Intrepid Mining for actual time and expenses incurred on IOG’s behalf. Costs and expenses incurred during 2007 were $0.2 million. For more information on the transition services agreement, see “The Formation Transactions—Transition Services Agreement” beginning on page 69.

Relationship with Quinn & Associates, P.C.

Mr. Quinn, who served as our Interim Chief Financial Officer until March 24, 2008, is an independent contractor and performs services for us through the accounting firm of Quinn & Associates, P.C., of which he is the primary owner. In 2007, we paid Q&A $567,769 for services rendered on our behalf by Mr. Quinn and other employees of Q&A, $240,638 of which was attributable directly to services performed by Mr. Quinn. In 2007, payments from Intrepid Mining represented approximately 39% of Q&A’s annual revenue.

Acquisition of Membership Interest by PAL

An acquisition of a 20% membership interest in Intrepid Mining by a new member, PAL, was completed for $39.0 million in June 2007. The largest beneficial owner of PAL is Platte River Ventures I, L.P., a Delaware limited partnership. One of our directors, J. Landis Martin, is the managing member of Platte River Ventures I, L.P.’s general partner, PRV Investors I, LLC, a Delaware limited liability company.

Redemption of Long Canyon Membership Interest

On December 28, 2006, Intrepid Mining agreed to redeem the entire membership interest of Long Canyon, which at the time represented 42.5% of Intrepid Mining’s outstanding membership interests. The total redemption price was $100.0 million, which included a $95.0 million note paid in March 2007. The $100.0 million cost to redeem the membership interest of Long Canyon, as well as costs of the redemption transaction, were treated as distributions to Long Canyon, resulting in Intrepid Mining having a members’ deficit as of December 31, 2006.

Intrepid Mining Transactions with Members

Intrepid Mining declared special distributions to its members of $3.9 million and $15.0 million in June 2007 and October 2007, respectively. These 2007 distributions were funded by draws upon the existing revolving line of credit. Intrepid Mining declared a special distribution to its members of $15.0 million in March 2008 which was paid out of cash on hand; no amounts were drawn against the revolving line of credit to make this distribution. All distributions were permitted under the existing senior credit facility.

In early 2007, Intrepid Mining decided to distribute its remaining interests in Intrepid Oil and Gas, LLC (IOG) to its members. The amount of the equity distribution was $0.9 million. At December 31, 2007, Intrepid Mining had outstanding advances to IOG of $0.2 million. All such advances have been repaid to Intrepid Mining.

Intrepid Mining made advances from time to time to its managing members. At December 31, 2007 and 2006, the outstanding advances were approximately $32,000 and $302,000, respectively. All 2007 and 2006 advances have been repaid to Intrepid Mining.

DESCRIPTION OF CAPITAL STOCK

The following description of material terms of our capital stock and certain provisions of our restated certificate of incorporation and restated bylaws, each of which will be in effect on the completion of this offering, are summaries and are qualified by reference to the restated certificate of incorporation and restated bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

Authorized Capital

Our authorized capital stock consists of:

•	100,000,000 shares of common stock, par value $0.001 per share; and

•	20,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Upon the completion of this offering, we expect there will be 74,846,000 shares of common stock issued and outstanding, excluding any restricted stock issued under our 2008 Equity Incentive Plan and including 3,600,000 shares that will be sold to the underwriters pursuant to the exercise of their option to purchase additional shares or, to the extent the underwriters’ option to purchase additional shares is not exercised, distributed to the current members of Intrepid Mining pursuant to the formation distribution.

Voting Rights

Each holder of common stock will be entitled to one vote per share on all matters to be voted on by stockholders except those matters on which a separate class of stockholders vote by class to the exclusion of the shares of common stock. Generally, matters to be voted on by stockholders must be approved by the vote of a majority (or, in the case of election of directors and routine matters, a plurality) of our outstanding common stock. Except as otherwise required by the DGCL, our restated certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to declare dividends and only then at the times and in the amounts that our board of directors may determine.

No Preemptive or Similar Rights

Holders of common stock do not have any preemptive, subscription or conversion rights.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debts and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Our board of directors will be authorized, without further stockholder approval except as may be required by applicable NYSE rules, to issue from time to time up to an aggregate of 20,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. No shares of preferred stock are presently outstanding and we have no present plans to issue any shares of preferred stock.

Director Designation and Voting Agreement

Our board of directors currently consists of three directors. The members of our board of directors named above will appoint two additional members effective as of the consummation of this offering and the formation transactions and a third additional member thereafter. In connection with the formation transactions, the original stockholders will enter into a director designation and voting agreement, wherein they will each agree to designate one candidate for nomination and election to the board and to vote their shares in favor of the others’ candidates and we will agree to use our best efforts to assure that such designees are included in the slate of nominees to the board and recommended for election. Pursuant to the terms of the agreement, we also may add one additional member to the board, without prior consent of the original stockholders, in the future as may be required by the rules of the NYSE. For more information on the agreement, see “Certain Relationships and Related Party Transactions—Director Designation and Voting Agreement” on page 141.

Stock Awards Under the 2008 Equity Incentive Plan

We will issue restricted stock awards representing 607,500 shares under our 2008 Equity Incentive Plan to our employees and 6,000 unrestricted shares to our non-employee directors at or before the completion of this offering. See “Management—Grants of Plan-Based Awards” and “Shares Eligible for Future Sale.”

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

Some provisions of Delaware law and our restated certificate of incorporation and restated bylaws could make the following transactions more difficult:

•	acquisition of our company by means of a tender offer, a proxy contest or otherwise; and

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Special Stockholder Meetings.    Under our restated certificate of incorporation and restated bylaws, only our board of directors will be able to call special meetings of stockholders.

Election and Removal of Directors.    Our restated certificate of incorporation and our restated bylaws will contain provisions that establish specific procedures for appointing and removing members of the board of directors. Under our restated certificate of incorporation and restated bylaws, our board will be classified into three classes of directors and, under our restated bylaws, directors will be elected by a plurality of the votes cast in each election. Only one class will stand for election at each annual meeting, and directors will be elected to serve three-year terms. In addition, our restated certificate of incorporation and restated bylaws will provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). Our restated certificate of incorporation and restated bylaws will provide that directors may be removed only for cause.

Undesignated Preferred Stock.    The authorization of undesignated, or “blank check”, preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. See “—Preferred Stock”.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See “—Advance Notice Requirements for Stockholder Proposals and Director Nominations”.

No Stockholder Action by Written Consent.    Our restated certificate of incorporation and restated bylaws will not permit stockholders to act by written consent without a meeting.

No Cumulative Voting.    Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation’s certificate of incorporation authorizes cumulative voting. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

These and other provisions could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year’s annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 70 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our restated bylaws also will specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, except as may be required by applicable NYSE rules. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Corporate Opportunities

Our restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us, on the one hand, and the original stockholders and their affiliates, on the other hand. Specifically:

•

None of IPC, HOPCO and their affiliates (whether or not they are also a director, officer or employee of Intrepid Potash except as provided below) will have any duty to refrain from engaging directly or indirectly in any investments, business activities or lines of business other than the following, each a “potash opportunity”: (i) the acquisition, ownership, operation, mining, distribution or sale of potash, potassium, langbeinite, salt or magnesium chloride, or properties containing or prospective for commercial quantities thereof, anywhere in the world, and (ii) the acquisition, ownership or control of equity interests in any person that owns or engages in any of the foregoing if the interests owned or controlled by IPC, HOPCO and their affiliates exceeds 5% of all of the equity interests in such person. These provisions will have no further force or effect (a) for IPC, at such time as IPC and its affiliates cease to own, in the aggregate, 5% or more of our then outstanding common stock; and (b) for HOPCO, at such time as HOPCO and its affiliates cease to own, in the aggregate, 5% or more of our then outstanding common stock.

•

None of PAL and its affiliates (whether or not they are also a director, officer or employee of Intrepid except as provided below) will have any duty to refrain from engaging directly or indirectly in any investments, business activities or lines of business other than any investment, business activity or line of business for which the activities described in clauses (i) and (ii) above constitute in excess of 50% of the revenues thereof in any twelve-month period. These provisions will have no further force or effect at such time as PAL and its affiliates cease to own, in the aggregate, 10% or more of our then outstanding common stock.

•

Except as noted below, we will renounce any interest or expectancy that we may have in any potential transaction or opportunity for any original stockholder or their respective affiliates, as applicable, on the one hand, and us, on the other hand, other than with respect to a potash opportunity from which such original stockholder or affiliate has a duty to refrain (as described above), and therefore none of the original stockholders or their affiliates will have any duty to communicate or offer any corporate opportunity to us other than potash opportunities from which they have a duty to refrain, and will be entitled to pursue or acquire any opportunity, other than potash opportunities from which they have a duty to refrain, for itself, and we will have no right in or to any such opportunity. Notwithstanding the prior sentence, we are not renouncing any interest or expectancy in any corporate opportunity that is offered to any original stockholder or affiliate of an original stockholder that is also one of our directors, officers, or employees, if (i) such opportunity is expressly offered to such party solely in, and as a direct result of, his or her capacity as our director, officer or employee; (ii) we would be permitted to undertake the opportunity under our restated certificate of incorporation, and (iii) we have sufficient financial resources to undertake the opportunity, as determined by our board of directors.

Amendments to Certificate of Incorporation or Bylaws

The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our restated certificate of incorporation. In addition, under the DGCL, an amendment to our restated certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our restated bylaws, our board of directors may from time to time make, amend, supplement or repeal our restated bylaws by vote of a majority of our board of directors.

Registration Rights

We will enter into a registration rights agreement with the original stockholders. For more information on the registration rights agreement, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement” on page 141.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare Trust Company, New York, New York.

Listing

We have applied to list our common stock on the NYSE under the symbol “IPI”.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales of significant amounts of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon completion of this offering, 74,846,000 shares of common stock will be outstanding, including 3,600,000 shares that will be sold to the underwriters pursuant to the exercise of their option to purchase additional shares or, to the extent the option to purchase additional shares is not exercised, distributed to the current members of Intrepid Mining pursuant to the formation distribution.

Of the 74,846,000 shares of common stock to be outstanding upon completion of this offering, 24,000,000 shares of common stock offered pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares of common stock are purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act.

We and all of our executive officers and directors, as well as the current members of Intrepid Mining, will agree with the underwriters not to offer, sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this prospectus, during the period continuing through the date that is 180 days (subject to extension) after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co., on behalf of the underwriters. Goldman, Sachs & Co., in its sole discretion on behalf of the underwriters, may release any of the securities subject to these lock-up agreements at any time without notice. The lock-up period may be extended in the circumstances described under “Underwriting”.

Rule 144

In general, Rule 144 as currently in effect allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least six months (including the holding period of any prior owner other than an affiliate) and who has not been an affiliate of ours for 90 days preceding the sale to sell those shares, subject to the availability of current public information about us. Affiliates are allowed to sell their shares after the same six-month holding period, subject to the public information requirement as well as compliance with manner of sale restrictions, a volume limitation and the filing of a Form 144 with the SEC if the sale exceeds 5,000 shares or $50,000 in value. The volume limitation restricts sales within any three-month period to a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal 748,460 shares immediately after this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

An “affiliate” is a person that directly, or indirectly, through one or more intermediate controls or is controlled by, or is under common control with us.

Registration Rights

For more information on the registration rights agreement with the original stockholders, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement” on page 141.

Stock Awards Under the 2008 Equity Incentive Plan

We will issue restricted stock awards representing 607,500 shares under our 2008 Equity Incentive Plan to our employees and 6,000 nonrestricted shares to our non-employee directors at or before the completion of this offering. See “Management—Grants of Plan-Based Awards” and “Shares Eligible for Future Sale.”

As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our 2008 Equity Incentive Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets. Such persons are referred to in this summary as “acquiring holders”. For purposes of this summary, the term “U.S. holder” means an acquiring holder that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (including any entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more “United States persons”, as defined in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, have the authority to control all substantial decisions of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

For purposes of this summary, the term “non-U.S. holder” means an acquiring holder that is neither a U.S. holder nor a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes).

If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is an acquiring holder, the U.S. federal income tax treatment of a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. We urge each beneficial owner of our common stock that is such a partnership, and the partners of each such partnership, to consult their tax advisors regarding the tax consequences of acquiring, owning and disposing of our common stock.

This summary is based upon provisions of the Code, applicable U.S. Treasury regulations, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (possibly on a retroactive basis), as well as differing interpretations. This summary does not include any discussion of any non-U.S., state, local or other tax considerations.

This summary does not consider specific facts and circumstances that may be relevant to a person’s particular tax position and does not apply to persons that are subject to special tax treatment under U.S. federal income tax laws (including, without limitation, partnerships or other pass-through entities, financial institutions, insurance companies, dealers in securities, regulated investment companies, persons that hold our common stock as part of a “straddle”, “hedge”, “conversion transaction”, or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. holders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, and individuals subject to tax as U.S. expatriates).

We urge you to consult your own tax advisor with respect to the application of U.S. federal income tax laws to your particular situation, as well as any other U.S. federal tax consequences and any tax consequences that may arise under the laws of any non-U.S., state, local or other taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

The following discussion summarizes certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock generally applicable to U.S. holders, subject to the limitations described above.

Distributions

As discussed above under “Dividend Policy”, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property in respect of our common stock, the distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in gross income by a U.S. holder upon receipt. Any distribution that is a dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. holders, including individuals, with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, currently at a maximum tax rate of 15%, provided that the U.S. holder receiving the dividend satisfies applicable holding period and other requirements.

If the amount of a distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital to the extent of the U.S. holder’s adjusted tax basis in our common stock, and thereafter, will be treated as gain realized on a sale or other disposition of the common stock, taxable as described below under “—U.S. Holders—Dispositions”.

Dispositions

Upon a sale, exchange or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. holder’s adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder has held the shares of the common stock for more than one year at the time of disposition. Long-term capital gains of certain non-corporate U.S. holders, including individuals, are currently subject to U.S. federal income taxation at a maximum rate of 15%. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

In general, dividends on our common stock, and payments of the proceeds of a sale, exchange or other disposition of our common stock paid to a U.S. holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. holder (i) is an exempt recipient (such as a corporation) and properly establishes its exemption, or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. holder generally will be refunded or credited against the U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the Internal Revenue Service, or IRS.

Non-U.S. Holders

The following discussion summarizes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock generally applicable to non-U.S. holders, subject to the limitations described above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock by a non-U.S. holder will be considered to be “U.S. trade or business income” if the income or gain is (i) effectively connected with the conduct by such non-U.S. holder of a trade or business within the U.S. and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the U.S., attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the U.S. Generally, U.S. trade or business income is not subject to withholding of U.S. federal income tax, provided the non-U.S. holder complies with applicable certification and disclosure requirements; instead, a non-U.S. holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates, in the same manner as a United States person, on its U.S. trade or business income. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may give rise to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

As discussed above under “Dividend Policy”, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property in respect of our common stock, the distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of a distribution exceeds our current and accumulated earnings and profits, the excess will first be treated as a return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter, will be treated as gain realized on a sale or other disposition of the common stock, taxable as described below under “—Non-U.S. Holders—Dispositions”.

A non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. In order to obtain a reduced rate of U.S. federal income tax withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal income tax withholding under an income tax treaty may generally obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. In addition, because we likely are and will continue to be a “United States real property holding corporation”, as defined under “—Dispositions” below, if a non-U.S. holder’s interest in our common stock constitutes a United States real property interest, we generally will be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we generally intend to withhold at a rate of 30%, or a lower rate as specified in an applicable income tax treaty, on the entire amount of any distribution, to the extent that we do not do so, we generally will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%, or a lower rate as specified in an applicable income tax treaty.

The 30% withholding, or a lower rate as specified in an applicable income tax treaty, described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a

non-U.S. holder that provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the U.S.

Dispositions

Under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, any person who acquires a “United States real property interest”, as described below, from a non-U.S. holder generally must deduct and withhold a tax equal to 10% of the amount realized by the transferor, referred to as “FIRPTA withholding”. In addition, a non-U.S. holder who disposes of a United States real property interest generally is required to recognize gain or loss in the same manner as a United States person, referred to as the “FIRPTA tax”.

Stock in a “United States real property holding corporation” is generally treated as a United States real property interest. A corporation is a United States real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are, and we anticipate remaining, a United States real property holding corporation. As a result, a non-U.S. holder generally will be taxed on a disposition of our common stock at capital gain rates applicable to United States persons, subject to applicable alternative minimum tax. However, if our common stock is treated as being regularly traded on an established securities market, within the meaning of applicable U.S. Treasury regulations, (i) the FIRPTA tax would not apply to any non-U.S. holder who, directly, indirectly or constructively, held 5% or less of the total fair market value of our common stock at all times during the shorter of the non-U.S. holder’s holding period or the five-year period preceding the date of the disposition and (ii) regardless of the amount of our common stock owned by a non-U.S. holder, FIRPTA withholding would not apply to the disposition of our common stock by such holder.

If we are not a United States real property holding corporation or if the tax under FIRPTA does not otherwise apply, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain realized on a sale, exchange or other taxable disposition of our common stock unless:

•

the gain is U.S. trade or business income, in which case, such non-U.S. holder will be subject to U.S. federal income tax on such gain in the manner described above under “—Non-U.S. Holders—U.S. Trade or Business Income”; or

•

the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the disposition and meets other conditions, in which case, such non-U.S. holder will be subject to U.S. federal income tax at a rate of 30%, or a reduced rate under an applicable tax treaty, on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources.

Information Reporting and Backup Withholding Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of any dividends paid to that holder and the tax withheld with respect to those dividends. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides.

Under certain circumstances, the Code imposes a backup withholding obligation, currently at a rate of 28%, on certain reportable payments. Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN, or otherwise establishes an exemption, and the payor does not have actual knowledge or reason to know that such person is a U.S. person.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, generally will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and provided that the broker does not have actual knowledge or reason to know that such person is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the U.S. (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be allowed as a refund or credit against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Significant Transferors—Information to be Filed with Tax Returns

This offering and the formation transactions, together, are intended to be treated as an exchange described in Section 351 of the Code. Although this treatment generally does not affect persons who acquire shares of our common stock for cash pursuant to this offering, an acquiring holder who, immediately following this offering, owns at least 5% of the total combined voting power or total fair market value of our outstanding common stock will be required to include on or with such person’s income tax return for the taxable year in which the offering is consummated a statement that contains the information set forth in Treasury Regulation Section 1.351-3. No private letter ruling from the IRS is being requested in connection with this offering, the formation transactions, or the integrated exchange described in Section 351 of the Code.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
RBC Capital Markets Corporation
BMO Capital Markets Corp

Total	24,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,600,000 shares from the company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,600,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, all of our directors and officers and the holders of substantially all of our outstanding common stock will agree that, subject to certain exceptions, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•

in our case, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock (other than on Form S-8 or a successor form thereon); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person will agree that, without the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph will not apply to:

•	the sale of shares to the underwriters in this offering;

•	transactions relating to shares of common stock or other securities acquired by stockholders in open market transactions after the completion of the offering of the shares;

•	transfers by stockholders of shares of common stock or any security convertible into common stock as a bona fide gift;

•

transfers by the original stockholders of shares of common stock or any security convertible into common stock to the affiliates of the original stockholders or to any investment fund or other entity controlled or managed by the original stockholders;

•

transfers by the original stockholders of shares of common stock or any security convertible into common stock to a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held, directly or indirectly, by the original stockholders;

•	distributions of shares of common stock or any security convertible into or exercisable for common stock to partners, members or equityholders of the stockholder;

•

a stockholder’s entry into a written trading plan designed to comply with Rule 10b5-1 under the Exchange Act, provided that no sales are made pursuant to such trading plan during the restricted period;

•	the issuance of options not exercisable during the restricted period pursuant to the Intrepid Potash, Inc. 2008 Equity Incentive Plan described in this prospectus; or

•	the filing of a registration statement on Form S-8 to register common stock under the Intrepid Potash, Inc. 2008 Equity Incentive Plan described in this prospectus;

provided that in the case of each of the fourth and fifth types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the preceding paragraph and in the case of each of the third, fourth and fifth types of transactions, no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, reporting a reduction in beneficial ownership of shares of common stock is required or voluntarily made in connection with these transactions during this 180-day restricted period.

The restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period;

in which case the above restrictions shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Goldman, Sachs & Co. waives, in writing, such extension.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the New York Stock Exchange under the symbol ”IPI”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

At our request, the underwriters have reserved approximately five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to officers, directors, employees and friends. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.2 million.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

VALIDITY OF THE COMMON SHARES

The validity of the common shares offered by this prospectus will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado. The underwriters have been represented by Andrews Kurth LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Intrepid Mining LLC as of December 31, 2007 and 2006, and for the years then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statement of Intrepid Potash, Inc. as of December 31, 2007 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Intrepid Mining LLC as of December 31, 2005, and for the year ended December 31, 2005 included in this prospectus have been audited by Hein & Associates LLP, independent registered public accounting firm, as stated in their report appearing in this registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Estimated quantities of our proven and probable reserves as of December 13, 2007 and (as to the HB Mine only) March 11, 2008, set forth in this prospectus are based upon reserve reports prepared by us and reviewed and independently determined by Agapito Associates, Inc., independent engineering reserve consultants, based on mine plans and other data furnished by us.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the shares of common stock to be sold in the offering. This prospectus does not contain all of the information contained in the registration statement. For further information about us and our common stock, we refer you to the registration statement and the exhibits and schedules that have been filed with the registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of the offering, we will become subject to the reporting and information requirements of the Securities Exchange Act and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Intrepid Potash, Inc.

Intrepid Mining LLC and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder

Intrepid Potash, Inc.:

We have audited the accompanying balance sheet of Intrepid Potash, Inc. (the Company) as of December 31, 2007. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Intrepid Potash, Inc. as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado

March 12, 2008

INTREPID POTASH, INC.

BALANCE SHEET AS OF DECEMBER 31, 2007

Assets
Cash and cash equivalents	$1,000

Total assets	$1,000

Stockholder’s Equity
Common stock, $.001 par value, 1,000 shares authorized, issued and outstanding	$1
Additional paid-in capital in excess of par	$999

Total stockholder’s equity	$1,000

See accompanying note to this balance sheet.

INTREPID POTASH, INC.

NOTES TO BALANCE SHEET

AS OF DECEMBER 31, 2007

1. Organization

Intrepid Potash, Inc. (the “Company”), was incorporated in the state of Delaware on November 19, 2007 for the purpose of continuing the business of Intrepid Mining LLC in corporate form. The Company was capitalized with $1,000 cash and has 1,000 shares of $.001 par value common stock authorized, issued and outstanding. The Company filed its initial registration statement on Form S-1 with the Securities and Exchange Commission in December 2007 concerning the sale of common stock. At or before the completion of its initial public offering, the Company and Intrepid Mining LLC will enter into an exchange agreement, which will provide for the contribution of all of Intrepid Mining LLC’s nonmonetary assets to the Company in exchange for cash and shares of the Company’s common stock. The Company will assume (i) a portion of Intrepid Mining LLC’s liability under its existing senior debt facility and (ii) all other liabilities and obligations of Intrepid Mining LLC. As part of the contribution and exchange transaction described above, the Company will declare a dividend with respect to its common stock currently issued and outstanding. The dividend will be paid in shares of the Company’s common stock; provided, however, that for each share of common stock purchased by the underwriters pursuant to their option to purchase additional shares, the number of shares payable pursuant to the dividend will be reduced, one-for-one, and in lieu of such shares, the Company will pay cash in an amount equal to the net proceeds, before offering expenses, but after underwriting discounts and commissions received from the exercise of the underwriters’ option to purchase additional shares. The dividend will be payable to Intrepid Mining LLC upon the earlier of the expiration of the underwriters’ option to purchase additional shares or the exercise of the option to purchase additional shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members

Intrepid Mining LLC:

We have audited the accompanying consolidated balance sheets of Intrepid Mining LLC and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, members’ equity (deficit) and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Intrepid Mining LLC and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Denver, Colorado

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members

Intrepid Mining LLC

We have audited the accompanying consolidated statements of income, members’ equity and comprehensive income, and cash flows of Intrepid Mining LLC and subsidiaries (the “Company”) for the year ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Intrepid Mining LLC and subsidiaries and their cash flows for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Hein & Associates LLP

Denver, Colorado

April 7, 2006

INTREPID MINING LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2007	2006
ASSETS
Current Assets:
Cash and cash equivalents	$1,960,406	$285,947
Accounts receivable:
Trade	23,251,154	15,954,150
Insurance	—	11,920,896
Other receivables	263,904	90,420
Related parties	248,396	302,097
Inventory, net	18,501,012	20,994,887
Prepaid expenses and other current assets	3,222,617	1,304,975

Total current assets	47,447,489	50,853,372

Property, plant and equipment, net	63,518,608	42,370,980
Mineral properties and development costs, net	23,254,993	24,328,989
Oil & gas properties—unproved, at cost, using the full-cost method of accounting	—	886,121
Long-term parts inventory, net	4,633,729	3,371,180
Other assets	7,872,241	7,503,664

Total Assets	$146,727,060	$129,314,306

LIABILITIES AND MEMBERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$7,997,615	$6,232,090
Accrued liabilities	16,531,349	11,255,201
Current installments of long-term debt	5,005,398	3,808,701
Other current liabilities	780,975	2,816,008

Total current liabilities	30,315,337	24,112,000

Long-term debt, net of current installments	96,350,000	128,380,788
Accrued pension liability	646,370	943,959
Asset retirement obligation, net of current portion	7,778,977	7,202,611
Other non-current liabilities	1,239,021	132,946

Total liabilities	136,329,705	160,772,304

Commitments and Contingencies

Members’ Equity (Deficit)	10,397,355	(31,457,998)

Total Liabilities and Members’ Equity (Deficit)	$146,727,060	$129,314,306

See accompanying notes to these consolidated financial statements.

INTREPID MINING LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2007	2006	2005
Sales	$213,458,759	$152,709,217	$151,280,444
Less: Freight costs	21,094,268	12,178,364	9,519,142
Warehousing and handling costs	5,479,323	3,879,006	2,759,098
Cost of goods sold	134,386,807	110,994,751	97,102,744

Gross Margin	52,498,361	25,657,096	41,899,460

Selling and administrative	15,997,862	10,054,055	7,530,569
Accretion of asset retirement obligation	578,630	541,022	328,993
Business interruption insurance settlements	(389,086)	(4,926,988)	—

Operating Income	36,310,955	19,989,007	34,039,898

Other Income (Expense)
Interest expense	(9,349,757)	(2,906,842)	(1,473,426)
Insurance settlements in excess of property losses	3,201,724	6,664,842	—
Other income (expense)	(479,018)	350,829	47,670

Income from Continuing Operations	29,683,904	24,097,836	32,614,142

Discontinued Operations
Income from operations of discontinued oil and gas activities	—	2,407,327	1,848,909
Gain from sale of discontinued oil and gas assets	—	9,517,279	—

	—	11,924,606	1,848,909

Net Income	$29,683,904	$36,022,442	$34,463,051

See accompanying notes to these consolidated financial statements.

INTREPID MINING LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT) AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

	Accumulated equity (deficit)	Accumulated other comprehensive income (loss)	Total Members’ equity (deficit)
Balance, January 1, 2005	$25,123,940	$(1,932,128)	$23,191,812
Net income	34,463,051	—	34,463,051
Minimum pension liability adjustment	—	43,287	43,287

	34,463,051	43,287
Total comprehensive income			34,506,338
Distributions	(15,213,468)	—	(15,213,468)

Balance, December 31, 2005	44,373,523	(1,888,841)	42,484,682
Net income	36,022,442	—	36,022,442
Minimum pension liability adjustment	—	990,838	990,838

	36,022,442	990,838
Total comprehensive income			37,013,280
Redemption of Members’ interest	(100,431,384)	—	(100,431,384)
Distributions	(10,524,576)	—	(10,524,576)

Balance, December 31, 2006	(30,559,995)	(898,003)	(31,457,998)
Net income	29,683,904	—	29,683,904
Minimum pension liability adjustment	—	259,787	259,787

	29,683,904	259,787
Total comprehensive income			29,943,691
Distribution of oil and gas assets	(937,532)	—	(937,532)
Capital contributions	38,782,176	—	38,782,176
Distributions	(26,080,921)	—	(26,080,921)
Repayment of Members’ loans	147,939	—	147,939

Balance, December 31, 2007	$11,035,571	$(638,216)	$10,397,355

See accompanying notes to these consolidated financial statements.

INTREPID MINING LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2007	2006	2005
Cash Flows from Operating Activities:
Net income	$29,683,904	$36,022,442	$34,463,051
Items not affecting cash:
Depreciation, depletion, amortization and accretion	9,468,266	8,027,549	5,493,062
Gain on sale of discontinued operations	—	(9,517,279)	—
Loss on disposal of assets and other	777,372	332,468	126,579
Pension expense (income)	(37,802)	(3,277)	(66,194)
Financial instruments loss (gain)	(279,773)	2,771,388	(488,364)
Bond sinking fund unrealized loss (gain)	21,580	(388,224)	(161,499)
Changes in operating assets and liabilities:
Trade accounts receivable	(7,297,004)	(3,322,406)	4,493,386
Insurance and other receivables	1,574,267	(12,011,316)	—
Inventory	565,364	(5,615,744)	(4,423,680)
Prepaid expenses and other assets	(2,330,579)	230,902	(207,710)
Accounts payable and accrued liabilities	9,902,097	(365,204)	7,105,726
Discontinued operations	—	(407,795)	(7,794,426)
Other current liabilities	(272,768)	(962,783)	(709,039)

Total cash provided by operating activities	41,774,924	14,790,721	37,830,892

Cash Flows from Investing Activities:
Proceeds from insurance reimbursements	10,226,845	—	—
Additions to property, plant, and equipment	(30,795,485)	(12,150,223)	(17,586,731)
Additions to mineral properties and development costs	(373,133)	(241,381)	(4,145,563)
Proceeds from sale of assets	499,719	—	—
Additions to bond sinking fund	(56,262)	(51,055)	(150,681)
Additions to unproven oil and gas properties	—	(733,046)	—
Proceeds from sale of discontinued operations	—	18,652,962	—
Additions to non-current assets of discontinued operations	—	(4,152,945)	(1,083,556)

Total cash (used in) provided by investing activities	(20,498,316)	1,324,312	(22,966,531)

Cash Flows from Financing Activities:
Proceeds from long-term debt	291,236,098	57,467,381	39,106,190
Repayments on long-term debt	(322,011,488)	(57,310,835)	(38,350,679)
Payments of capital leases	(58,701)	(123,381)	(13,264)
Debt issuance costs	(1,617,252)	—	—
Redemption of Members’ Interest	—	(5,431,384)	—
Members’ loan repayment	147,939	—	—
Members’ capital contributions	38,782,176	—	—
Members’ distributions	(26,080,921)	(10,588,240)	(17,618,629)

Total cash used in financing activities	(19,602,149)	(15,986,459)	(16,876,382)

Net Change in Cash and Cash Equivalents	1,674,459	128,574	(2,012,021)
Cash and Cash Equivalents, beginning of year	285,947	157,373	2,169,394

Cash and Cash Equivalents, end of year	$1,960,406	$285,947	$157,373

Cash Paid for Interest	$7,938,510	$2,911,049	$1,999,381

Supplemental Disclosure of Non-cash Items:
During 2006, in addition to paying $5,431,384 in cash including transaction costs, the Company issued a $95 million note for the redemption of Long Canyon’s Membership Interest, which was repaid in 2007.

See accompanying notes to these consolidated financial statements.

INTREPID MINING LLC AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

1. Company Background:

Intrepid Mining LLC and its subsidiaries (“Intrepid” or the “Company”) produce muriate of potash (MOP or potassium chloride or potash). Intrepid has one operating segment as defined by FAS 131, the extraction and production of potash-related products. Intrepid’s mining operations also extract one co-product, langbeinite, and various by-products including: salt, magnesium chloride, and metal recovery salt. As of December 31, 2007, Intrepid has five active potash production facilities; three in New Mexico and two in Utah. The cash flow and profitability of Intrepid’s operations are affected by the market prices of potash, our other products, natural gas, and commodities such as chemicals and steel. These commodity prices can fluctuate widely and are affected by numerous factors beyond Intrepid’s direct control.

Intrepid was formed as a Colorado limited liability company in January 2000 for the purpose of acquiring all of the common stock of Moab Salt, Inc. (“Moab”) from PCS Phosphate Company, Inc. (“PCS”). Moab was acquired in February 2000 for cash consideration of approximately $3 million, plus the assumption of certain liabilities and closing costs for total consideration of approximately $14.8 million. Moab was converted into a limited liability company on February 23, 2000 and was renamed Intrepid Potash—Moab, LLC in June 2004. Moab owns and operates a potash and salt mine located along the Colorado River southwest of Moab, Utah. Moab’s potash reserves are extracted using solution mining techniques utilizing both vertical and horizontal wells and heated injection brine.

In February 2004 Intrepid acquired substantially all of the assets of Mississippi Potash, Inc. (“MPI”) and Eddy Potash, Inc. for cash consideration of $28.4 million, and the assumption of certain liabilities for total consideration of approximately $36.6 million. The assets acquired included two conventional, operating potash mines and two inactive potash mines in the Carlsbad, New Mexico area. The surface facility at one of the inactive mines is operating to compact, store, and ship product from one of the active mines. HB Potash, LLC (“HB”), a wholly owned subsidiary, was formed in 2004 to acquire one of the inactive mines. Intrepid Potash—New Mexico, LLC (“NM”), also a wholly owned subsidiary, was formed in 2004 to acquire the two active mines and the second inactive mine.

In April 2004, Intrepid purchased the potash assets of Reilly Chemical, Inc. (“Reilly”) for consideration of $10.7 million. Including liabilities assumed and closing costs, the total acquisition cost of approximately $12 million was recorded in Intrepid Potash—Wendover (“Wendover”). Acquired assets included a natural brine and potash production facility on the Bonneville salt-flats of Utah.

In 2001, Intrepid formed Moab Gas Pipeline, LLC (“Moab Pipeline”) for the purpose of acquiring and operating the natural gas transmission line that services the Moab mine. The line was acquired from the local utility for the assumption of ongoing maintenance commitments.

In 2004, Intrepid Aviation, LLC (“Aviation”) was formed to lease and operate an aircraft.

During 2006, Intrepid sold all of its producing oil and gas operations, owned by Intrepid’s wholly owned subsidiary Intrepid Oil & Gas, LLC (“IOG”) for approximately $18.6 million net of transaction costs, resulting in a gain from sale of discontinued oil and gas operations of $9.5 million. The remaining unproven IOG assets, $937,532, were included in the December 31, 2006 balance sheet, but were distributed to the Members effective January 1, 2007.

2. Summary of Significant Accounting Policies:

Principles of Consolidation—The consolidated financial statements include the accounts of Intrepid Mining LLC and its wholly owned subsidiaries: Moab, IOG, NM, HB, Wendover, Moab Pipeline, and Aviation. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Intrepid bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Significant estimates with regard to Intrepid’s consolidated financial statements include the estimate of proved and probable mineral reserve volumes, useful lives of plant assets and the related present value of estimated future net cash flows. There are numerous uncertainties inherent in estimating quantities of proved and probable reserves, projecting future rates of production, and the timing of development expenditures. Future mineral prices may vary significantly from the prices in effect at the time the estimates are made as may estimates of future operating costs. The estimate of proven and probable mineral reserve volumes, useful lives of plant assets and the related present value of estimated future net cash flows can affect depletion, the net carrying value of Intrepid’s mineral properties, and the useful lives of related property, plant and equipment and consequently, depreciation expenses.

The determination of reclamation liabilities also involve significant estimates, including the projections of future costs of the reclamation projects, the potentially changing scope of the projects, and the present value factors used to discount the future commitments. The estimates can affect the carrying value of the reclamation liability as well as the accretion expense. Salvage values are determined and considered separately from reclamation liabilities. Estimates of salvage value are considered in the calculation of depreciation expense and in the determination of the carrying value of the assets.

Valuations of acquired businesses require us to make significant estimates, which are derived from information obtained from the management of acquired businesses, our business plans for the acquired business or intellectual property and other sources. Critical assumptions and estimates used in the initial valuation of mineral resources and other tangible and intangible assets include, but are not limited to:

•	Assessments of appropriate valuation methodologies in the circumstances;

•	Future expected cash flows from product sales and acquired intellectual property;

•	The acquired companies’ ability to effectively sell product in a competitive market;

•	Assumptions about the period of time over which we will continue to use the assets; and

•	Discount rates.

The determination of the value of product inventories, supply inventories, accounts receivable, property, plant and equipment and water rights also involve material estimates. The estimates include: the allocation of production costs, the value of byproducts, the determination of impairment, collectibility of receivables, the risk of obsolescence, the depreciable lives, and the rates of depreciation, depletion, and amortization.

The Company enters into financial contracts to manage a portion of the costs for anticipated but not yet committed transactions when such transactions are probable and the significant characteristics and expected timing are identified. The value of these derivatives is estimated monthly based on fair market values and any change in fair market value is recorded in our income statement.

Other significant estimates impacting the financial statements include post retirement benefits for certain pension holders and employees’ health care costs.

Revenue Recognition—Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, which is when title passes, selling price is fixed and determinable and collection is reasonably assured. Title passes at the shipping point, which can vary. The shipping point may be the plant, a distribution warehouse, or a port. Title transfers for some shipments into Mexico at the border crossing which is the port of exit. Prices are set at the time of or prior to shipment. Intrepid uses few sales contracts, so prices are based on Intrepid’s current published prices or upon negotiated short-term purchase orders from customers. Sales are final with customers not having any right of return.

Sales are reported on a gross basis. Intrepid quotes prices to customers both on a delivered basis and on the basis of pick-up at Intrepid’s plants and warehouses. Intrepid incurs and bills for freight, packaging, and certain other distribution costs only on the portion of its sales for which it is responsible as customers often arrange for and pay for these costs.

Byproduct credits—When byproduct inventories are sold, a byproduct credit to “Cost of Goods Sold” is recognized.

Concentrations of Credit Risk—Credit risk represents the loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted.

Intrepid’s products are marketed for sale into three primary markets: the agricultural market as a fertilizer, the industrial market as a component in drilling fluids for oil and gas exploration, and the animal feed market as a nutrient. Credit risks associated with the collection of accounts receivable are primarily related to the impact of external factors on our customers. Our customers are distributors and end-users whose credit worthiness and ability to meet their payment obligations will be affected by factors in their industries and markets. Those factors include: soil nutrient levels, crop prices, weather, the type of crops planted, changes in diets, growth in population, the amount of land under cultivation, fuel prices and consumption, the demand for biofuels, government policy, and the relative value of currencies.

Concentrations of credit risk, whether on or off balance sheet, that arise from financial instruments exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Intrepid maintains cash accounts with several financial institutions. At times the balances in the accounts may exceed the $100,000 balance insured by the Federal Deposit Insurance Corporation.

Allowance for Doubtful Accounts—Trade accounts receivable are recorded at their estimated net realizable value. The allowance for doubtful accounts is determined through an analysis of the past-due status of accounts receivable and assessments of risk regarding collectibility. If the financial condition of Intrepid’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The consolidated balances of the allowance for doubtful accounts as of December 31, 2007 and 2006, respectively, were approximately $38,000 and $104,000.

Cash and Cash Equivalents—Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturity dates of three months or less.

Inventory and Long-Term Parts Inventory—Inventory consists of product and byproduct stocks, which are ready for delivery to market, mined ore, MOP in evaporation ponds and parts and supplies inventory. Product and byproduct inventory cost is determined using the lower of average cost for the year or estimated net realizable value. Product inventory costs include direct costs, operational overhead, depreciation, depletion, amortization, and equipment lease costs applicable to the production process. Direct costs and operational overhead include labor.

Parts inventory, including critical spares, that is not expected to be utilized within a period of one year is classified as non-current. Parts and supply inventory cost is determined using the lower of average acquisition cost or estimated replacement cost.

Intrepid conducts detailed reviews related to the net realizable value of inventory, giving consideration to quality, slow-moving items, obsolescence, excessive levels and other factors. Parts inventories not having turned-over in more than a year, excluding parts classified as critical spares, are reviewed for obsolescence and included in the determination of an allowance for obsolescence.

Financial Instruments—Intrepid uses debt financing with variable interest rates, and Intrepid uses significant volumes of natural gas in its production operations which are purchased at variable rates. Intrepid enters into financial derivative contracts to fix a portion of the interest and natural gas costs for anticipated but not yet committed borrowings and transactions when such borrowings and transactions are probable and the significant characteristics and expected timing are identified. These derivative contracts are not designated as an accounting hedge, and changes in their fair market values are included in the “Statement of Income”. The realized and unrealized gains or losses resulting from the natural gas derivative contracts are recorded as a component of natural gas expense within production costs. The Company also enters into interest rate derivative instruments to swap a portion of floating rate debt to fixed rate. These items are not accounted for as hedge items, accordingly, the change in fair value from period to period associated with realized and unrealized gains or losses on interest-rate derivative contracts are shown within interest expense. Unrealized gains or losses resulting from investments constituting portions of security bonds or other sources are recorded as investment income and included in “Other Income (Expense).”

Property, Plant, and Equipment—Costs of property, plant, and equipment are capitalized when the asset is estimated to have a future economic benefit and a useful and economic life of over one year. Property, plant, and equipment are stated at historical cost or at the allocated values determined upon acquisition of the business entities. Property, plant, and equipment are depreciated under the straight-line method using estimated useful lives. No depreciation is taken on construction in progress until the asset is placed in service. Gains and losses are recorded upon retirement, sale, or disposal of assets. Maintenance and repair costs are expensed as incurred.

Exploration Costs—Mineral exploration costs are expensed as incurred.

Mineral Properties and Development Costs—Mineral properties and development costs include acquisition costs and development costs for proven and probable reserves. Depletion of mineral properties and development costs is determined using the units-of-production method over the estimated life of the proven and probable reserves. The lives of reserves used for accounting purposes are shorter than current reserve-life determinations due to uncertainties inherent in long term estimates and to correlate to estimated building and plant lives of 25 years or less where appropriate. Internal labor and overhead directly incurred as a result of development is capitalized.

Oil and Gas Properties—Intrepid used the full cost method of accounting for its oil and gas operations. All costs associated with property acquisition, exploration, and development activities were capitalized. Exploration and development costs included dry hole costs, geological and geophysical costs, direct overhead related to exploration, and development activities and other costs incurred for the purpose of finding oil and gas reserves. Capitalized costs were depleted using the units-of-production method based on estimated proven reserves.

Capitalized costs of oil and gas properties, net of accumulated depletion, were limited to an amount equal to the estimated future net cash flows from proved oil and gas reserves, discounted at 10%, using year-end pricing, plus the cost (net of impairment) of unproved properties as adjusted for related tax effects (the full cost ceiling test limitation). If capitalized costs exceeded this limit, the excess was charged to expense. The expense was not reversed in future periods, even if higher oil and gas prices subsequently increased the full cost ceiling limitation. Costs of acquiring and evaluating unproved properties were initially excluded from the costs subject to depletion. These unproved properties were assessed periodically to ascertain whether impairment had occurred. When proved reserves were assigned or the property was considered to be impaired, the cost of the property or the amount of the impairment was added to the costs subject to depletion.

Research and Development Expenditures—Research and development costs are expensed as incurred. There were no research and development costs in the years ended December 31, 2007 and 2006. Intrepid expensed $968,626 during the year ended December 31, 2005 for costs incurred in developing new production equipment and processes; principally for its langbeinite product and on experimental drilling techniques for a new horizontal injection well in Moab.

Impairment of Long Lived Assets—Intrepid evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is considered to exist if the total estimated future cash flow on an undiscounted basis is less than the carrying amount of the related assets. An impairment loss is measured and recorded based on the discounted estimated future cash flows. Changes in significant assumptions underlying future cash flow estimates or fair values of assets may have a material effect on Intrepid’s financial position and results of operations.

Asset Retirement Obligation—Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimates of either the timing or amount of the reclamation and abandonment costs. The asset retirement obligation is based on when the spending for an existing environmental reclamation activity is expected to occur. Intrepid reviews, on at least an annual basis, the asset retirement obligation at each mine site to determine whether any adjustments are necessary.

While updating estimates in 2006, it was determined that the inactive HB mine would be reopened as a solution mine at a future date and that the activities related to the HB asset retirement obligation would not occur until the reopened solution mine’s operations ceased. The change in the estimated timing of the related activities resulted in an adjustment to the estimated discounted fair value of the future retirement obligation. The HB obligation was previously undiscounted because reclamation was expected to be currently undertaken.

The carrying costs for mineral properties, buildings, plant, and ponds which are the assets most related to the retirement obligations, are adjusted based on changes in the asset retirement obligations.

Following is a table of the changes to Intrepid’s asset retirement obligations for the years ended December 31, 2007 and 2006. Accretion in 2005 was $328,993.

	2007	2006
Asset retirement obligation at January 1,	$7,202,611	$6,466,144
Changes in estimated obligations	(2,264)	195,445
Accretion of discount	578,630	541,022

Total asset retirement obligation—December 31,	7,778,977	7,202,611
Less current portion	—	—

Long-Term asset retirement obligation—December 31,	$7,778,977	$7,202,611

Annual maintenance—Each operation typically shuts-down annually for maintenance. The NM operations typically shut-down for ten to fourteen days. Generally the Moab and Wendover operations cease harvesting potash from our solar ponds during one or more summer months to make the most of the evaporation season. During these summer shut-downs, annual maintenance is performed. Intrepid expenses the cost of the maintenance performed during the shut-downs when it occurs.

Leases—Upon entering into leases, Intrepid evaluates whether they are operating or capital leases. Operating lease expense is recognized as incurred. If lease payments change over the contractual term, the total cost over the term is recognized on a straight-line basis.

Future Employee Benefits—Intrepid accrues its obligations under a frozen defined-benefit plan for Moab and the related costs of administration as incurred and as determined periodically by independent actuaries. The plan is frozen in the sense that only employees hired before February 22, 2000 are eligible to participate and only pay and service through February 22, 2002 are included in the calculation of benefits.

Income Taxes—As a limited liability company, Intrepid does not pay federal or state income taxes, except for the Texas franchise tax which is based on gross margin. The taxable income or loss of Intrepid will be included in the state and federal tax returns of the Members.

Comprehensive Income—Comprehensive income consists of net income and accrued pension benefit obligations in excess of plan assets.

Fair Value of Financial Instruments—Intrepid’s financial instruments including cash and cash equivalents, restricted cash, accounts receivable and accounts payable are carried at cost, which approximate fair value due to the short-term maturity of these instruments. The revolving credit facility’s recorded value approximates its fair value as it bears interest at a floating rate. Intrepid’s interest rate and natural gas swaps are recorded at fair value using established counterparty evaluations that are subjected to our review. Since considerable judgment is required to develop estimates of fair value, the estimates provided are not necessarily indicative of the amounts the Company could realize upon the sale or refinancing of such instruments.

Business Interruption Insurance Reimbursement—In October of 2006, heavy rain from the remnants of a hurricane caused abandoned utility lines to break loose from and block the mine shaft at the West Carlsbad, New Mexico site. The mine and mill were closed for 54 days to clean-out the shaft and all of the abandoned utility lines. Business interruption insurance did not cover the first 30 days as this was considered a deductible period, but the insurance did cover the next 24 days. The insurer agreed to reimburse Intrepid approximately $4.0 million for this 24 day period. Such amount is included within “Business interruption insurance settlements” for 2006.

Additionally, $389,086 and $884,182 of estimated lost gross margins on the product destroyed during the wind-shear incident, described below in “Property Insurance Settlements”, was paid by the insurer and included within business interruption insurance settlements in 2007 and 2006, respectively.

Discontinued Operations—In 2006, all of the operating properties of Intrepid Oil and Gas, LLC were sold. IOG operations and the sale of the oil and gas assets have been reclassified as discontinued operations in both 2006 and 2005. Initial drilling costs for a well-in-progress and certain unproved oil and gas rights were retained by IOG and are included in the balance sheets as of December 31, 2006 and 2005. The remaining IOG assets, $937,532, were distributed to the Members effective January 1, 2007.

Property Insurance Settlements—In April 2006, a wind-shear struck the product warehouse at the East Carlsbad, New Mexico site. The warehouse had a book value of $9,000. Its replacement cost is expected to be approximately $22 million. Damage to the warehouse, damage to the product stored in the warehouse, and alternative handling and storage costs are covered by Intrepid’s insurance policies at replacement value, less a $1 million deductible. Insurance payments to Intrepid for property losses through January of 2007 of approximately $9.5 million less the deductible and related costs for a net gain of $6.7 million were recognized as “Insurance settlements in excess of property losses” in 2006 as such payments were considered non-refundable. Additional insurance payments to Intrepid for property losses through December of 2007 of approximately $4.6 million less related costs for a net gain of $3.2 million have been recognized as “Insurance settlements in excess of property losses” in 2007 as such payments were considered non- refundable. Additional insurance payments to reconstruct the warehousing facilities are still contingent upon review by the insurer and therefore will be recognized in the future as settlements are agreed upon. Subsequent to December 31, 2007, through March 12, 2008, the Company received $7 million in insurance settlements related to the wind-shear claim.

Redemption of Equity Interest—On December 28, 2006, the Members of Intrepid agreed to redeem the Membership interest of Long Canyon, LLC, at the time representing 42.5% of the Membership interests of Intrepid, for a total redemption cost of $100 million, which included a $95 million note paid in March 2007. The $100 million cost to redeem Long Canyon, LLC as well as costs of the redemption transaction were treated as distributions to Long Canyon, LLC resulting in Intrepid having a Members’ deficit as of December 31, 2006.

Reclassifications—Certain reclassifications have been made to the prior year consolidated financial statements to conform to the current year presentation. Such reclassifications had no effect on net income.

Impact of recent accounting pronouncements—

FASB Interpretation Number 48, or FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FIN 109: In June 2006, the Financial Accounting Standards Board, or FASB, issued FIN 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement Number 109, which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal year 2007. Under our limited liability corporate structure, FIN 48 did not have an impact on our consolidated financial statements.

SFAS 157, Fair Value Measurements: In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements regarding fair value measurement. Where applicable, this statement simplifies and codifies fair value related guidance previously issued within GAAP. SFAS 157 is effective for the Company as of January 1, 2008. Adoption of SFAS 157 is not expected to have any impact upon our consolidated financial statements.

SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities: In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits entities to choose to measure certain financial assets and liabilities at fair value. SFAS 159 is effective for years beginning after November 15, 2007. We have not determined whether we will adopt the fair value option permitted by SFAS 159.

SFAS 141R, Business Combinations: In December 2007, the FASB issued SFAS 141R, Business Combinations, which modifies the principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financials statements of the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also modifies disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will adopt SFAS 141R for any future business combinations.

3. Membership Interests and Related Parties:

The Members of Intrepid as of December 31, 2007 include Intrepid Production Corp. (“IPC”), whose sole shareholder is Robert P. Jornayvaz III (“Jornayvaz”), Harvey Operating and Production Company (“HOPCO”), whose sole shareholder is Hugh E. Harvey, Jr. (“Harvey”), and Potash Acquisition, LLC (“PAL”), controlled by PRV Investors I, LLC. Long Canyon, LLC, an entity controlled by Aspect Energy, LLC, (“Aspect”) was a Member until December 28, 2006 when their 42.5% interest was redeemed for $100.4 million, inclusive of transaction costs. In June of 2007, a 20% membership interest was sold to PAL, a then unrelated party, for a gross price of $39 million; or approximately $38.8 million net of transaction costs.

At December 31, 2007 and 2006, related parties accounts receivable balances were $248,396 and $302,097, respectively, and consisted of advances to IOG, Members, and employees. In addition, a contra-equity balance existed at December 31, 2006 of $147,939 related to a receivable from Jornayvaz and Harvey for the purchase of Membership interests from Aspect in 2002. This amount was repaid to Intrepid in 2007. Non-business expenses initially paid by Intrepid and recognized as a receivable from Jornayvaz and Harvey were $210,811, $361,319 and $133,528 in 2007, 2006, and 2005, respectively. Related party receivable balances were collected subsequent to year-end.

Effective January 1, 2007, the Members decided to distribute their remaining interests in IOG. The amount of the equity distribution was $937,532. While IOG continued as a related party, this distribution effectively separated IOG from Intrepid. In 2007, Intrepid funded net expenses of $216,421 for IOG, which same amount was due from IOG at December 31, 2007 and is included in the related parties accounts receivable disclosed above. This $216,421 was repaid to Intrepid in early 2008.

Under Intrepid’s policy, Jornayvaz and Harvey were allowed to use Intrepid’s plane for non-business purposes. This use of the aircraft has been treated as compensation to them at the federal income tax standard rate for such travel. Additionally, Members may use the plane under dry-leases and reimburse Intrepid the lesser of the actual cost or the maximum amount chargeable under Federal Aviation Regulation 91-501(d). The amounts recognized as compensation and the reimbursements for the use by Members are recorded as offsets to the operating expenses of the plane. Personal use of the airplane is calculated based on occupied seat-miles, rather than flight miles. Flight segments may have passengers for both personal and business purposes. Each seat occupied for personal use is multiplied by the flight-segment miles to calculate the percentage of flight time reported as personal use. Non-business use of the plane treated as compensation was $71,505, $32,718, and $24,439 in 2007, 2006, and 2005, respectively. These figures are also included in the non-business expenses summarized in the prior paragraph.

Intrepid’s interim Chief Financial Officer is the primary owner of a firm of certified public accountants, Quinn & Associates, P.C. (“Q&A”) that provides accounting, consulting, and tax services to Intrepid. Q&A billed Intrepid based on actual hours incurred and at standard hourly rates. Q&A billings to Intrepid aggregated $567,769, $468,456, and $352,183 in 2007, 2006 and 2005, respectively.

4. Notes Payable and Long-term Debt:

The following summarizes Intrepid’s long-term debt at December 31, 2007 and 2006:

	2007	2006
Credit Agreement	$101,350,000	$37,125,390
Long Canyon, LLC “Redemption” Note	—	95,000,000
Other	5,398	64,099

Total	101,355,398	132,189,489
Less current installments	(5,005,398)	(3,808,701)

Long-term debt	$96,350,000	$128,380,788

On March 9, 2007, Intrepid and US Bank National Association (the “Bank”) entered into a new credit agreement in part to retire the Note to Long Canyon, LLC issued in connection with the redemption transaction described in Note 2. The line of credit is also being used to fund capital projects and to meet working capital requirements. The Bank, with the full cooperation and agreement of Intrepid, formed a syndication of banks to assume the lender’s responsibilities. Intrepid paid issuance costs of 1% of the $150 million line of credit under the new credit agreement of March 2007.

The credit agreement has been amended since March 9, 2007. The current credit agreement, as amended through October 12, 2007, is a syndicated facility led by US Bank National Association (the “Bank”) as the agent bank. The total credit amount under the credit agreement provides a total commitment from the Syndication of $175 million. This consisted of an initial $50 million term loan and a $125 million revolving credit line that terminates on March 9, 2012. The $50 million term loan requires a principal repayment of $1.25 million each quarter beginning June 29, 2007 and terminates with its outstanding balance due on March 9, 2014. The Syndication has a security interest in substantially all of the assets of Intrepid. Obligations are cross-collateralized between all of Intrepid’s legal entities, parent and subsidiaries.

Effective March 9, 2007, interest rate spreads and commitment rates under the credit agreement are as shown in the table below, in each case dependent on the level of borrowings. The ‘debt usage level’ used to measure the level of borrowings is a defined cash flow leverage ratio based on the most recently completed quarterly period’s cash flow and debt.

Debt Usage Level	Commitment Fee	LIBOR Spread	Base Rate Spread
<1.5 to 1	0.250%	1.250%	0.000%
>1.5 to 1 and < 2 to 1	0.250%	1.500%	0.000%
> 2 to 1 and < 2.5 to 1	0.325%	1.750%	0.000%
> 2.5 to 1 and < 3 to 1	0.375%	2.125%	0.375%
>3 to 1	0.500%	2.500%	0.750%

Through July 1, 2005, interest on the loans was at either LIBOR plus between 2.75% and 3.25% or the Bank’s prime rate plus between 0% and 0.5%, in each case dependent on the level of borrowings. From July 1, 2005 until March 9, 2007, interest on the loan was set at either LIBOR plus between 1.5% and 2.0% or the Bank’s prime rate plus between 0% and 0.5%, in each case dependent on the level of borrowings. The LIBOR-based interest rate, including the Bank’s margin, ranged from 6.22% to 6.93% at December 31, 2007 and ranged from 7.12% to 7.51% at December 31, 2006. There were no outstanding prime-rate advances at December 31, 2007 and 2006; however effective rates as of these dates would have been 7.25% and 8.5%, respectively.

A commitment fee has been charged Intrepid for the unused portion of the revolving line of credit since July, 1, 2005. The commitment fee has been 0.35% to 0.5%, dependent on the level of borrowings. Capital leases of up to $8 million and operating leases with annual payments of up to $10 million are permitted. The credit agreement requires the Company to maintain interest rate derivatives to fix the interest rate for at least 75% of the projected outstanding balance of the term loan. The credit agreement also includes covenants requiring the Company to maintain a specified net working capital, a current ratio, cash flow and fixed charge coverage. The Company is in compliance with all financial and non-financial covenants.

The following summarizes the scheduled maturities of Intrepid’s long-term debt as of the amendment dated October 12, 2007:

Years Ending December 31,
2008	$5,005,398
2009	5,000,000
2010	5,000,000
2011	5,000,000
2012	60,100,000
2013 and thereafter	21,250,000

Total long-term debt, including current portion	$101,355,398

The Note to Long Canyon, LLC was $95 million. The Note was presented as long-term debt as of December 31, 2006 giving consideration to the refinancing with the Bank. This Note was retired in March of 2007 and the average interest rate for the period it had been outstanding was approximately 8%.

Intrepid had capital lease obligations totaling $5,410 and $64,099 at December 31, 2007 and 2006, respectively. The remaining capital lease matures on February 1, 2008 and has future minimum principal and interest payments due of $5,398 and $12, respectively, in 2008. The lease obligation is collateralized by the related equipment, which had a net book value of $56,744 and $86,816 at December 31, 2007 and 2006, respectively.

5. Inventory and Long-term Parts Inventory:

The following summarizes Intrepid’s inventory, recorded at the lower of average cost or estimated net realizable value, as of December 31, 2007 and 2006:

	2007	2006
Product inventory	$8,613,729	$12,466,604
In-process mineral inventory	2,806,086	2,325,202
Current parts inventory	7,081,197	6,203,081

Total current inventory	18,501,012	20,994,887
Long-term parts inventory	4,633,729	3,371,180

Total inventory	$23,134,741	$24,366,067

Parts inventories are shown net of obsolescence reserves of $491,632 and $668,154 as of December 31, 2007 and 2006, respectively. No obsolescence or other reserves were deemed necessary for the product inventories.

6. Property, Plant, Equipment and Mineral Properties:

“Property, plant and equipment” and “Mineral properties and development costs” were comprised of the following:

	For the Years Ended December 31,		Ranges of useful lives (years):
	2007	2006	Lower limit	Upper limit
Buildings and Plant	$18,948,927	$9,913,819	5	25
Machinery and equipment	42,034,363	34,335,938	3	25
Vehicles	4,260,420	2,474,349	3	7
Office and other equipment	213,275	157,518	3	7
Computers	592,500	517,827	2	5
Software	1,430,359	1,325,793	3	3
Leasehold improvements	128,084	112,357	1.5	10
Ponds and land improvements	2,821,069	1,682,730	5	25
Construction in progress	11,390,334	3,340,176
Land	427,457	427,457
Accumulated depreciation	(18,728,180)	(11,916,984)

	$63,518,608	$42,370,980

Mineral properties and development costs	28,308,927	28,037,851	21	22
Accumulated depletion	(5,053,934)	(3,708,862)

	$23,254,993	$24,328,989

Water rights in “Other Assets”	2,670,229	2,670,229	18	18
Accumulated depletion	(52,827)	—

	$2,617,402	$2,670,229

“Mineral properties and development costs” include the inactive HB mine with costs of approximately $1.5 million at December 31, 2007 and 2006. Pending reopening as a solution mine, no depletion is currently being recognized on this property.

7. Depreciation, Depletion, Amortization and Accretion:

Intrepid incurred the following costs for depreciation, depletion, amortization and accretion, which included costs capitalized into inventory.

	2007	2006	2005
Depreciation	$7,231,154	$5,541,897	$3,419,843
Depletion	1,397,899	1,837,691	1,614,224
Amortization	260,583	106,939	130,002
Accretion	578,630	541,022	328,993

Total incurred	$9,468,266	$8,027,549	$5,493,062

8. Commitments and Contingencies:

Marketing Agreements—In 2004, NM and PCS entered into a marketing agreement appointing PCS the exclusive sales representative for potash export sales, with the exception of those to Canada and Mexico, and appointing PCS a non-exclusive sales representative for potash sales into Mexico. This agreement is cancelable with thirty days written notice.

In 2004, Wendover and Envirotech Services, Inc. (“ESI”) entered into a sales agreement appointing ESI the exclusive distributor for magnesium chloride, with the exception of up to 15,000 tons per year sold for applications other than dust control, de-icing, and soil stabilization. This agreement is cancelable with two year’s written notice, unless a breach or other specified special event has occurred. Sales prices were specified to ESI in the agreement subject to cost-based escalators. Wendover also participates in excess profits, as defined by the agreement, earned by ESI upon resale. Excess profits of $221,232, $41,134 and $4,227 were earned by Intrepid in 2007, 2006 and 2005, respectively, and recognized within “Cost of goods sold” as a component of the byproduct credits.

Reclamation Deposits, Surety Bonds and Sinking Fund—From June 2000 through February 2005, approximately $14.2 million in surety bonds was provided the State of Utah and the BLM for Moab reclamation through an agreement between Intrepid and an insurance company (“Insurer”). In February 2005, the amount of the required surety bonds was decreased by agreement with the State of Utah and the BLM to approximately $6.8 million. The terms of the surety-agreement include provisions governing the operation of the Moab mine; provide the Insurer a security interest in approximately 56% of the surface land owned by Moab; require the establishment and maintenance of a sinking fund; and require payment of an annual 1.5% premium. Bond premium expense was $104,269, $107,831 and $106,316 in 2007, 2006, and 2005, respectively. The sinking fund is a restricted asset that provides security to the State of Utah and to the BLM, but its value is determined independently of the asset retirement obligations.

Through the first quarter of 2005 Intrepid funded the sinking fund through a monthly payment. Intrepid paid $90,000 into the sinking fund during the year ended December 31, 2005. The sinking fund, a restricted deposit, is included within other long-term assets and had a balance of approximately $2.9 million as of December 31, 2007 and 2006. Assuming an approximate annual return of 6.5%, Intrepid has invested enough in the sinking fund to meet Moab’s expected reclamation cost inclusive of estimated inflation. Intrepid is allowed to invest the sinking fund as the Members deem appropriate. The following unrealized gains and losses were recognized in the statements of income in 2007, 2006, and 2005, respectively, on the marketable securities held for trade by the sinking fund: $21,580 loss, $388,224 gain; and $161,499 gain.

Intrepid had reclamation security deposits outstanding for the NM and HB facilities of $677,000 and $634,584 at December 31, 2007 and 2006. Security deposits related to the Wendover facility of $299,000 were outstanding at both December 31, 2007 and 2006. These restricted deposits were included within “Other” long term assets.

As of December 31, 2006, two letters of credit issued through the Bank were outstanding with the State of Utah in the total amount of $165,000, security for the unproven oil and gas properties held by IOG. As of December 31, 2007, the two letters of credit with the State of Utah related to the unproven oil and gas properties held by IOG, having become a related party in 2007, had been reduced to $45,000. As of December 31, 2007 and 2006, a third letter of credit in the amount of $109,610 issued through the Bank to the State of Utah was outstanding as security on a landfill site at Moab. As of December 31, 2007 and 2006, a fourth letter of credit in the amount of $5,000 and $45,000, respectively, issued through the Bank to the State of Utah was outstanding as security on a Wendover mineral lease. Letters of credit have been issued through the Bank and reduce the amount available to borrow under our line of credit on a dollar-for-dollar basis. Letters of credit involve a fee equal to the LIBOR spread multiplied by the commitment amount.

Intrepid may be required to post additional security to fund future reclamation obligations as reclamation plans are updated or as governmental entities change requirements.

Health Care Costs—Intrepid is self-insured, subject to a stop-loss policy, for its employees’ health care costs. The estimated liability for outstanding medical costs has been based on the historical pattern of claim settlements. The medical-claims liability was $593,582, $788,248 and $525,706 as of December 31, 2007, 2006, and 2005.

Future Operating Lease Commitments—Intrepid has certain operating leases for land, mining and other operating equipment, an airplane, offices, railcars, and vehicles, with original terms ranging up to twenty years.

The minimum future operating lease payments by year, inclusive of railcars and an electrical substation, are as follows:

Years Ending December 31,
2008	$5,007,945
2009	4,796,861
2010	3,967,226
2011	3,258,363
2012	878,377
2013 and beyond	1,085,724

Payments on the operating lease for the airplane in 2009 through 2014, included above, will be adjusted based upon market interest rates in September 2009.

Rental and lease expenses were approximately $5.0 million, $2.8 million and $1.5 million for the years ended December 31, 2007, 2006, and 2005, respectively. These rental and lease expenses exclude lease payments for railcars used to deliver product; approximately $0.5 million, $0.4 million, and $0.4 million in 2007, 2006, and 2005, respectively; and recorded as a distribution cost. These stated rental and lease expenses also exclude lease payments for an electrical substation, approximately $0.2 million in each of the three years, recorded as a cost of electricity.

9. Financial Instruments:

Intrepid has managed through the use of interest-rate derivative contracts a portion of its floating interest rate exposure. Intrepid’s forward LIBOR-based contracts reduce Intrepid’s risk from interest rate movements as gains and losses on such contracts partially offset the impact of changes in Intrepid’s variable-rate debt. The interest rate paid under Intrepid’s credit agreement varies both with the change in the 3-month LIBOR rate and with Intrepid’s leverage ratio. The counterparty to the contracts is a large commercial bank and therefore credit risk of counterparty non-performance is unlikely. Notional amounts for which the rate had been fixed as of December 31, 2007 ranged between $22.8 million for the year ending December 31, 2012 to $52.25 million for the two months ending March 1, 2010. The weighted average notional amount outstanding as of December 31, 2007 and the weighted average 3-month LIBOR rate locked-in via these derivatives were $33.9 million and 5.1%. Notional amounts for which the rate had been fixed as of December 31, 2006 ranged between $17.5 million for the year ending March 1, 2010 to $30 million for the two months ending March 1, 2007. The weighted average notional amount outstanding as of December 31, 2006 and the weighted average 3-month LIBOR rate locked-in via these derivatives were $22.5 million and 4.6%.

A tabular presentation of the outstanding interest rate derivatives as of December 31, 2007 follows:

Termination Date	Notional Amount	Weighted Average Fixed Rate
March 1–3, 2008	$29,000,000	3.97%
December 31, 2008	$20,150,000	4.96%
March 1, 2009	$20,000,000	5.23%
December 31, 2009	$20,400,000	4.89%
March 1, 2010	$17,500,000	5.28%
December 31, 2010	$34,750,000	5.03%
December 31, 2011	$29,400,000	5.20%
December 31, 2012	$22,800,000	5.26%

Intrepid has managed through the use of natural gas derivative contracts a portion of its exposure to movements in the market price of natural gas. Intrepid’s forward Permian-basis contracts reduced Intrepid’s risk from movements in the cost of gas consumed as gains and losses on such financial contracts offset losses and gains on its variable-cost supply contracts. The counterparties to the contracts were credit worthy trading houses and therefore credit risk of counterparty non-performance was unlikely. At December 31, 2007, Intrepid had no outstanding natural gas derivative contracts. At December 31, 2006, Intrepid had outstanding financial contracts through December 31, 2007 for notional quantities of 1,200,000 MMBTU’s at a weighted average cost of $8.12/MMBTU.

The fair value of financial instruments included in the financial statements as of December 31, 2007 and 2006 are depicted below.

Fair value of financial instruments at December 31,	2007	2006
Current Assets	$57,143	$93,060
Long-Term Assets	—	$340,500
Current Liabilities	$431,933	$2,194,198
Long-Term Liabilities	$1,239,021	$132,946

10. Future Employee Benefits:

401K Plan—

The Company maintains a savings plan qualified under Internal Revenue Code Sections 401(a) and 401(k). The 401K Plan is available to all eligible employees of all of the consolidated entities. Employees may contribute amounts as allowed by the U.S. Internal Revenue Service to the 401K Plan (subject to certain restrictions) in either before tax or after tax contributions. Intrepid matches employee contributions on a dollar for dollar basis up to a maximum of 3% or 5%, dependent on the site, and on the employee’s base compensation. For the years ended December 31, 2007, 2006, and 2005, Intrepid contributed $839,722, $794,411and $747,669 respectively, to the 401K Plan.

Defined Benefit Pension Plan—

In accordance with the terms of the Moab Purchase Agreement with PCS, in 2000 Intrepid established an Employee Defined Benefit Pension Plan (“Pension Plan”). Pursuant to the terms of the Moab Purchase Agreement, PCS calculated the present value of the future benefits under the Pension Plan as of February 22, 2000 to be approximately $1.5 million and transferred the funds to the Pension Plan. In February 2002, Intrepid froze the benefits to be paid under the Pension Plan in the sense that only employees hired before February 22, 2000 are eligible to participate and only pay and service through February 22, 2002 are included in the calculation of benefits; however, Intrepid is required to maintain the Pension Plan for the existing participants as of that date.

Accumulated other comprehensive gains as of December 31, 2007, 2006, and 2005 were $259,787, $990,838 and $43,287, respectively, resulting from unrecognized actuarial gains associated with the Pension Plan.

The following table provides a reconciliation of the changes in the Pension Plan’s benefit obligations and fair value of assets for the years ended December 31, 2007, 2006 and 2005, as measured on those dates, and a statement of the funded status as of December 31, 2007, 2006, and 2005. Intrepid adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, effective December 31, 2006. There was no impact upon the financial results or position of Intrepid from adopting FAS 158.

	Qualified Pension Benefits
	2007	2006	2005
Obligations and funded status at December 31:
Change in benefit obligation:
Benefit obligation at beginning of year	$3,208,007	$3,862,494	$3,676,908
Service cost	—	—	—
Interest cost	182,071	208,813	197,078
Benefit payments	(78,798)	(82,081)	(71,342)
Actuarial losses (gains)	(194,240)	(781,219)	59,850

Benefit obligation at end of year	3,117,040	3,208,007	3,862,494

Change in plan assets:
Fair value of plan assets at beginning of year	2,264,048	1,924,420	1,629,353
Actual return on assets (net of expenses)	167,481	194,794	79,088
Employer contributions	117,939	226,915	287,321
Benefit payments	(78,798)	(82,081)	(71,342)

Fair value of plan assets at end of year	2,470,670	2,264,048	1,924,420

Unfunded status	(646,370)	(943,959)	(1,938,074)

Items not yet recognized as a component of net periodic pension cost:
Unrecognized transition obligation/(asset)	—	—	—
Unrecognized prior service cost	—	—	—
Unrecognized actuarial loss/(gain)	638,216	898,003	1,888,841

Sum of deferrals	638,216	898,003	1,888,841

Prepaid / (accrued) benefit cost	$(8,154)	$(45,956)	$(49,233)

Accumulated other comprehensive income:
Net loss/(gain)	$638,216	$898,003	$1,888,841
Prior service cost	—	—	—

Total	$638,216	$898,003	$1,888,841

Assumptions used to determine benefit obligations as of end of fiscal year:
Discount rate	6.25%	5.75%
Salary scale	N/A	N/A

Intrepid reviewed prevailing interest rates for high-quality fixed-income investments, those rated Aa or better. The duration of the Plan’s liabilities as of December 31, 2007 was 11.8 years. Based on this review and the plans duration, Intrepid determined a reasonable discount rate for the benefit obligations as of December 31, 2007 was 6.25%.

	2007	2006	2005
Components of net periodic benefit cost:
Service cost	$—	$—	$—
Interest cost	182,071	208,813	197,078
Expected return on assets	(159,654)	(138,501)	(115,273)
Amortization of transition obligation/(asset)	—	—	—
Amortization of prior service cost	—	—	—
Amortization of actuarial loss/(gain)	57,720	153,326	139,322

Net periodic benefit cost	$80,137	$223,638	$221,127

Other comprehensive income (loss)	$259,787	$990,838	$43,287

Amounts included in AOCI expected to be recognized during the next fiscal year:
Transition obligation/(asset)	—
Prior service cost	—
Actuarial loss/(gain)	$33,048

Assumptions used in computing net periodic benefit cost:
Discount rate	5.75%	5.5%	5.75%
Expected return on assets	7.00%	7.00%	7.00%
Salary scale	N/A	N/A	N/A

The discount rate determined on the benefit obligations as of December 31, 2006, 5.75%, was used in computing the net periodic benefit cost in 2007.

The basis used to determine the overall expected long-term rate of return on assets assumptions was an analysis of the historical rate of return for a portfolio with a similar asset allocation. The assumed long-term asset allocation for the plan is: 47% equity securities, 43% fixed income, 5% real estate, and 5% cash.

Using historical investment returns, the Plan’s expected asset mix, and adjusting for the difference between expected inflation and historical inflation, the 25th to 75th percentile range of annual rates of return is 7.0%—8.5%. Intrepid selected a rate of return of 7.00%, which reflects our judgment of the best estimate for this assumption based on the historical investment returns and expected future conditions. This rate is net of investment related expenses.

Plan Assets—The Pension Plan’s weighted-average asset allocations at December 31 by asset category are as follows:

Asset Category	2007	2006
Equity securities	51%	51%
Fixed income	37%	38%
Cash	4%	5%
Real estate	8%	6%

Total	100%	100%

The investment policy for pension plan assets is to maximize the expected return for an acceptable level of risk. As the Plan has a long-term investment horizon, limited liquidity needs, and exposure to purchasing power risk, and little concern for income stability, Intrepid has set the following target asset allocation: 20% - 100% equity securities, 15% - 88% fixed income, 0% - 10% real estate, and 0% - 10% cash.

Cash Flows:

Contributions:    Intrepid expects to contribute $203,000 to its pension plan in 2008.

Estimated future benefit payments:    The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Pension Benefits
2008	$99,000
2009	127,000
2010	144,000
2011	183,000
2012	199,000
Years 2013 – 2017	1,196,000

11. Concentration Information:

Intrepid extracts, processes, and sells potash and langbeinite as well as byproducts; salt, magnesium chloride, and metal recovery salt. (See Note 2 regarding discontinuance of IOG operating activities in 2006.)

All assets reside in the United States, with the exception of approximately $29,000 and $110,000 of langbeinite inventory held in Ontario, Canada at December 31, 2007 and 2006, respectively. Over 90% of our sales in each of the three years ended December 31, 2007, 2006 and 2005 are to customers located in the United States.

Sales from discontinued operations were $4,409,000 and $3,718,000 in 2006 and 2005, respectively.

In 2007, 2006 and 2005, one customer, a distributor, accounted for 9.4%, 14.3% and 9.3% of sales, respectively. In 2007, 2006 and 2005, a second distributor, accounted for 8.6%, 9.5% and 10.1% of sales, respectively.

12. Event Subsequent to Date of Audit Report (unaudited)

Intrepid Mining declared a special distribution to its members of $15.0 million in March 2008.

Appendix A

GLOSSARY OF TERMS

Brownfield:    A brownfield mine is a project which is constructed on previously developed land. An example of a brownfield project is our planned addition of new horizontal caverns at our Moab Mine.

Effective Capacity:    As estimated by Intrepid Potash, the amount of potash production a facility can achieve based on the amount and quality of ore that can currently be mined, milled and/or processed assuming no modifications to the system and a normal amount of scheduled down-time.

Greenfield:    A greenfield mine is a project constructed on previously undeveloped land. An example of a greenfield mine is Rio Tinto’s proposed potash mine in the Rio Colorado region of Argentina.

Imperial Ton:    A long ton or gross ton, a measurement of mass equal to 2,240 pounds.

Magnesium Chloride (MgCl2):    An effective de-icing and de-dusting agent that is sold primarily into the Mountain West and Pacific Northwest regions.

Metal Recovery Salt:    Potash combined with salt in various ratios chemically enhances the recovery of aluminum in aluminum recycling processing facilities.

MMBtu:    Million British Thermal Units.

Nameplate Capacity:    Typically the maximum achievable production the potash mill can achieve assuming there is enough ore of a specified grade to maximize the processing rate. Nameplate capacities have not typically been adjusted over time in the potash industry for the depletion of ore resulting in lower ore grades to mills, losses in productivity that can result as facilities mature, or adverse events that materially reduce the amount of feed available to the mill.

PCS:    Potash Corporation of Saskatchewan Inc. and its subsidiaries, including PCS Sales (USA), Inc., with whom Intrepid Potash has entered into an exclusive marketing agreement, and PCS Phosphate Company, Inc., from whom Intrepid Potash acquired Moab Salt, Inc.

Potash:    A generic term for potassium salts (primarily potassium chloride, but also sulfate of potash magnesia or langbeinite, potassium nitrate and potassium sulfate) used predominantly and widely as a fertilizer in agricultural markets worldwide. Potash also has numerous industrial uses, including oil and gas drilling and stimulation fluids. Potash ore is commonly called sylvite. Unless otherwise indicated, references to “potash” in this prospectus refer to muriate of potash.

Potassium Chloride (KCl—muriate of potash or MOP):    The most abundant, least expensive source of potassium on a delivered K2O basis and the preferred source of potassium for fertilizer use, currently accounting for approximately 95% of total fertilizer use of K2O. Commercial grades for fertilizer use are typically 95-98% potassium chloride, containing about 60-62% K2O. Potassium chloride is the primary raw material used to produce industrial potassium hydroxide and its derivative salts, the most commercially important of which are potassium carbonate, potassium chromate, potassium permanganate and the potassium phosphates. It is also used as an intermediate in chemical synthesis routes to potassium sulfate and potassium nitrate. Muriate of potash is either red or white in appearance, depending on how it is produced.

A-1

Potassium Nitrate (KNO3—niter, saltpeter, nitrate of potash or sal prunella):    A white crystalline salt. In the U.S., its use is limited but it is used as a nonchloride source of potash and nitrate nitrogen. The nutrient content of commercial, fertilizer-grade material is about 13-14% nitrogen and 44% K2O. Although potassium nitrate does exist as such in nature, there are no known large deposits of concentrated potassium nitrate-containing minerals. Recovery of naturally occurring materials has been primarily from the crude sodium nitrate (caliche) beds in Chile.

Potassium Sulfate (K2SO4—sulfate of potash or SOP):    A crystalline salt that is derived directly from brines or synthesized from other potassium salts and minerals. Commercial grades for fertilizer use are usually 93-95% potassium sulfate, containing 50-51% K2O. Potassium sulfate accounts for 1-2% of total potash fertilizer use.

Probable (Indicated) Reserves:    Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance of probable (indicated) reserves, although lower than that for proven (measured) reserves, is high enough to assume geological continuity between points of observation.

Proven (Measured) Reserves:    Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling, and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth and mineral content of the reserves are well established.

Reserve:    That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Salt (NaCl—sodium chloride):    The salt industry is a commodity business with a heavy emphasis on price competition, which results in market boundaries being defined by delivered costs.

Sulfate of Potash Magnesia (K2Mg2(SO4)3)—langbeinite or potassium magnesium sulfate):    A double salt containing potassium and magnesium sulfates. In the U.S., sulfate of potash magnesia, produced by refining langbeinite ore, accounts for approximately 3% of potash fertilizer. Commercial products typically contain 22% K2 O, 11% magnesium and 22% sulfur. In Europe, a variety of these mixed salts is made from different ores, in grades ranging from 12% to 42% K2O, 2% to 5% magnesium and 3% to 7% sulfur. Langbeinite is marketed for sale as a low-chloride potassium, magnesium and sulfur-bearing fertilizer primarily for use in citrus, vegetable, sugarcane and palm applications and as an animal feed supplement.

Tailings:    Salt and insoluble minerals that remain after potash is removed from ore during processing, typically disposed of in a tailings pile.

Ton:    A short ton, a measurement of mass equal to 2,000 pounds. References to “tons” in this prospectus refer to short tons.

Tonne:    A metric ton, a measurement of mass equal to 1,000 kilograms or 2,204.6 pounds.

A-2

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by Intrepid Potash, Inc., or the registrant, in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

Amount
SEC registration fee	$28,202
FINRA filing fee	72,260
New York Stock Exchange listing fee	250,000
Blue sky qualification fees and expenses	0
Accounting fees and expenses	807,000
Legal fees and expenses	2,171,000
Printing and engraving expenses	260,000
Transfer agent and registrar fees	11,000
Miscellaneous expenses	600,538

Total	$4,200,000

Item 14. Indemnification of Directors and Officers

Section 102 of the Delaware General Corporation Law, or the DGCL, grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article VI of our restated certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of the duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the DGCL (unlawful dividends); or for transactions from which the director derived improper personal benefit.

Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article IX of our restated bylaws requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article IX also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person’s status as such. As permitted by Section 145 and Section 9.05 of our restated bylaws, we intend to obtain insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

We will enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance, if available on reasonable terms.

The Underwriting Agreement to be filed as an exhibit to this registration statement will obligate the underwriters, under certain circumstances, to indemnify our directors and officers for certain liabilities, including liabilities arising under the Securities Act.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our restated certificate of incorporation or restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Item 15. Recent Sales of Unregistered Securities

Except as set forth below, in the three years preceding the filing of this registration statement, the registrant has not issued any securities that were not registered under the Securities Act.

On December 7, 2007, in connection with the incorporation of the registrant, the registrant issued 1,000 shares of common stock to Intrepid Mining LLC in exchange for $1,000. The offer, sale and issuance of these securities was made in reliance upon the exemption from the registration requirements of the Securities Act provided for by Section 4(2) thereof for transactions not involving a public offering. Appropriate legends have been affixed to the securities issued in this transaction. The purchaser of the securities had adequate access, through business or other relationships, to information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated by reference.

(b) Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

Item 17. Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, Colorado, on April 7, 2008.

INTREPID POTASH, INC.

By:	*
Name:	Robert P. Jornayvaz III
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
* Robert P. Jornayvaz III	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 7, 2008

/S/ HUGH E. HARVEY, JR. Hugh E. Harvey, Jr.	Executive Vice President of Technology and Director	April 7, 2008

/S/ DAVID W. HONEYFIELD David W. Honeyfield	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	April 7, 2008

* Rodney D. Gloss	Vice President and Controller (Principal Accounting Officer)	April 7, 2008

* J. Landis Martin	Director	April 7, 2008

*By:	/S/ HUGH E. HARVEY, JR.
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.

3.1***	Certificate of Incorporation of Intrepid Potash, Inc.

3.2***	Bylaws of Intrepid Potash, Inc.

3.3*	Form of Restated Certificate of Incorporation of Intrepid Potash, Inc.

3.4*	Form of Restated Bylaws of Intrepid Potash, Inc.

4.1*	Specimen common stock certificate of Intrepid Potash, Inc.

5.1*	Opinion of Holme Roberts & Owen LLP regarding the validity of the common shares.

10.1*	Form of Intrepid Potash, Inc. 2008 Equity Incentive Plan.+

10.2*	Form of Employment Agreement (schedule of employees attached thereto).+

10.3***	Form of Indemnification Agreement.+

10.4*	Form of Registration Rights Agreement.

10.5*	Form of Director Designation and Voting Agreement.

10.6*	Form of Exchange Agreement.

10.7*	Third Amended and Restated Credit Agreement, dated as of March 9, 2007, by and among Intrepid Mining LLC, Intrepid Potash–Moab, LLC, Intrepid Potash–New Mexico, LLC, Intrepid Potash–Wendover, LLC, U.S. Bank National Association and the Lenders named therein.

10.8*	First Amendment of Third Amended and Restated Credit Agreement, dated as of May 23, 2007, by and among Intrepid Mining LLC, Intrepid Potash–Moab, LLC, Intrepid Potash– New Mexico, LLC, Intrepid Potash–Wendover, LLC, U.S. Bank National Association and the Lender named therein.

10.9*	Second Amendment of Third Amended and Restated Credit Agreement, dated as of September 11, 2007, by and among Intrepid Mining LLC, Intrepid Potash–Moab, LLC, Intrepid Potash–New Mexico, LLC, Intrepid Potash–Wendover, LLC, U.S. Bank National Association, on behalf of the Existing Lenders (as defined therein), and the Additional Lenders (as defined therein).

10.10*	Third Amendment of Third Amended and Restated Credit Agreement, dated as of October 12, 2007, by and among Intrepid Mining LLC, Intrepid Potash–Moab, LLC, Intrepid Potash–New Mexico, LLC, Intrepid Potash–Wendover, LLC, U.S. Bank National Association, and the Lenders (as defined therein).

10.11*	Form of Fourth Amendment of Third Amended and Restated Credit Agreement, dated as of , 2008, by and among Intrepid Mining LLC, Intrepid Potash–Moab, LLC, Intrepid Potash–New Mexico, LLC, Intrepid Potash–Wendover, LLC, U.S. Bank National Association, and the Lenders (as defined therein).

10.12*	Employment Offer Letter dated March 19, 2007, by and between Intrepid Mining LLC and Patrick L. Avery.+

10.13*	Employment Assumption Letter dated April 1, 2008, by and between Intrepid Potash, Inc. and Patrick L. Avery.+

10.14*	Employment Offer Letter dated January 29, 2008, by and between Intrepid Mining LLC and David W. Honeyfield.+

10.15*	Employment Assumption Letter dated April 1, 2008, by and between Intrepid Potash, Inc. and David W. Honeyfield.+

10.16*	Form of Intrepid Potash, Inc. Short Term Incentive Plan.+

Exhibit No.	Description
10.17*	Form of Intrepid Potash, Inc. 2008 Senior Management Performance Incentive Plan.+

10.18*	Form of Restricted Stock Grant Agreement.+

10.19*	Form of Director Stock Grant Agreement.+

21.1***	List of Subsidiaries.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Hein & Associates LLP.

23.3*	Consent of Holme Roberts & Owen LLP (included in Exhibit 5.1).

23.4*	Consent of Agapito Associates, Inc.

23.5***	Consent of David W. Honeyfield to be named as an executive officer.

23.6*	Consent of Terry Considine to be named as a director nominee.

23.7*	Consent of Barth E. Whitham to be named as a director nominee.

24.1***	Power of Attorney (included on signature page).

99.1*	Form of Transition Services Agreement.

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed.
+	Management contract.